As filed with the Securities and Exchange Commission on November 4, 2004

Registration No. 333-119496

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

ITC^DeltaCom, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	58-2301135
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1791 O.G. Skinner Drive

West Point, Georgia 31833

(706) 385-8000

(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Larry F. Williams

Chief Executive Officer

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

(706) 385-8000

(Name, address, including ZIP code, and telephone number, including area code, of registrant’s agent for service)

Copies to:

Richard J. Parrino, Esq. Charles E. Sieving, Esq. Hogan & Hartson L.L.P. 8300 Greensboro Drive McLean, Virginia 22102 (703) 610-6100	Steven W. Vazquez, Esq. Foley & Lardner LLP 100 North Tampa Street Suite 2700 Tampa, Florida 33602 (813) 229-2300

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable after the effective date of this registration statement and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, $0.01 par value	34,656,606	(1)	(2)	$70,236,963.46	(3)	$8,899.02	(4)

(1)	This registration statement covers the maximum number of shares of common stock of ITC^DeltaCom, Inc. (“ITC^DeltaCom”) issuable in connection with the merger of Florida Digital Network, Inc. (“FDN”) with ITC^DeltaCom, as follows: (a) the fixed number of shares of ITC^DeltaCom common stock issuable as merger consideration in exchange for shares of capital stock of FDN (31,300,000 shares); and (b) the maximum number of shares of ITC^DeltaCom common stock issuable in payment of any claims for indemnification under the merger agreement (3,356,606 shares). This registration statement also covers additional shares of ITC^DeltaCom common stock that may be issued to prevent dilution resulting from a stock split, stock dividend or similar transaction involving the ITC^DeltaCom or FDN common stock under Rule 416 of the Securities Act.
(2)	Pursuant to Rule 457(o) of the Securities Act, the proposed maximum offering price per share has been omitted.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to (a) Rule 457(f)(2) under the Securities Act, based on the book value, calculated as of August 31, 2004, of the FDN capital stock to be received by ITC^DeltaCom in the merger, with respect to 31,300,00 shares, and (b) Rule 457(c) under the Securities Act, based on the average of the high and low prices per share of the ITC^DeltaCom common stock on October 28, 2004, as reported by the Nasdaq National Market, with respect to 3,356,606 shares.
(4)	This fee has been calculated pursuant to Section 6(b) of the Securities Act as .0001267 of $70,236,963.46. Of the total registration fee, $7,023.53 has been previously paid.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 4, 2004.

[ITC^DeltaCom logo]

ITC^DELTACOM, INC.

On September 8, 2004, ITC^DeltaCom, Inc. entered into a merger agreement to acquire Florida Digital Network, Inc. in an all-stock transaction. FDN stockholders will be entitled to receive a total of 31,300,000 shares of ITC^DeltaCom common stock, which is traded on the Nasdaq National Market under the symbol “ITCD.” The number of shares of ITC^DeltaCom common stock exchangeable for each FDN share will be determined at the time of the merger by the companies according to formulas contained in FDN’s charter. Based on the $             closing sale price of ITC^DeltaCom’s common stock on the Nasdaq National Market on                     , 2004, the merger consideration would have an aggregate value of $            .

ITC^DeltaCom also has entered into a separate agreement with NT Corporation, which is a privately held competitive carrier headquartered in Florida, to acquire NT Corporation in an all-stock merger. If the conditions to that transaction are satisfied, ITC^DeltaCom plans to complete its merger with NT Corporation promptly after its merger with FDN. Assuming that ITC^DeltaCom, FDN and NT Corporation had completed the two mergers on                     , 2004, FDN stockholders would own approximately         % of ITC^DeltaCom’s outstanding common stock immediately after the mergers.

This document is ITC^DeltaCom’s prospectus for its offering of ITC^DeltaCom common stock to FDN stockholders in connection with the proposed merger.

Before they can complete their merger, ITC^DeltaCom and FDN must satisfy conditions specified in the merger agreement, including approval by ITC^DeltaCom’s stockholders of the issuance of ITC^DeltaCom common stock in connection with the merger. This document is also the proxy statement that ITC^DeltaCom’s board of directors is using to solicit proxies of ITC^DeltaCom stockholders to vote at a special stockholder meeting to approve this stock issuance and other matters related to the merger.

This proxy statement/prospectus of ITC^DeltaCom contains detailed information about FDN and ITC^DeltaCom, the proposed merger and related matters. We encourage you to review this document carefully, including the matters referred to under “ Risk Factors” starting on page 21, for a description of how the merger will affect you.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2004.

[ITC^DeltaCom logo]

ITC^DELTACOM, INC.

1791 O.G. Skinner Drive

West Point, Georgia 31833

                    , 2004

PROPOSED MERGERS

Dear fellow stockholder:

On September 8, 2004, ITC^DeltaCom entered into a merger agreement to acquire Florida Digital Network, Inc., which is a privately held competitive carrier headquartered in Florida. FDN stockholders will be entitled to receive a total of 31,300,000 shares of ITC^DeltaCom common stock in exchange for their FDN capital stock. Based on the $               closing sale price of the ITC^DeltaCom common stock on the Nasdaq National Market on                         , 2004, the merger consideration would have an aggregate value of $              . Your board of directors believes that the merger will provide substantial strategic and financial benefits to the combined company and will enable the combined company to compete more effectively than ITC^DeltaCom can compete alone.

This letter is accompanied by ITC^DeltaCom’s notice of special meeting of stockholders and proxy statement, which your board of directors is providing to you to solicit your proxy to vote at a special meeting of ITC^DeltaCom stockholders to be held on                     , 2004. You will be asked to approve the issuance of ITC^DeltaCom common stock in connection with the merger and the other proposals described in the accompanying notice and proxy statement. This document is also ITC^DeltaCom’s prospectus for its offering of ITC^DeltaCom common stock to FDN stockholders in connection with the proposed merger.

ITC^DeltaCom also has entered into a separate agreement with NT Corporation, which is a privately held competitive carrier headquartered in Florida, to acquire NT Corporation in an all-stock merger. At the special meeting, ITC^DeltaCom stockholders also will be asked to consider and vote to approve the issuance of ITC^DeltaCom common stock in connection with this transaction and a second related proposal. Although the FDN and NT Corporation mergers are independent transactions and will be voted on separately by ITC^DeltaCom stockholders, the completion of the FDN transaction is a condition to completion of the NT Corporation transaction. The board of directors is soliciting your proxy to vote at the special meeting to approve the NT Corporation merger proposals pursuant to a separate proxy statement/prospectus which accompanies this proxy statement/prospectus.

This proxy statement/prospectus contains detailed information about the proposed merger with FDN and the other related proposals. We encourage you to review this document carefully, including the matters referred to under “Risk Factors” starting on page 21, for a description of how the merger will affect you.

Your board of directors has unanimously approved the FDN merger agreement and determined that the proposed merger with FDN is fair to, and in the best interests of, ITC^DeltaCom and its stockholders. Your board unanimously recommends that ITC^DeltaCom stockholders vote “FOR” each of the proposals described in this proxy statement/prospectus.

Holders of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock as of the close of business on                     , 2004 will be entitled to vote on the proposals presented for consideration at the special meeting. To vote, you should complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Alternatively, you may submit your proxy through the Internet or by telephone as indicated on the enclosed proxy card. No postage is required if the proxy is mailed in the United States. Submitting the proxy before the special meeting will not preclude you from voting in person at the special meeting if you should decide to attend.

We appreciate your consideration in this matter.

Sincerely,

Larry F. Williams

Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2004

and is being mailed on or about                     , 2004.

ITC^DELTACOM, INC.

1791 O.G. Skinner Drive

West Point, Georgia 31833

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                    , 2004

Dear fellow stockholder:

On behalf of the board of directors of ITC^DeltaCom, Inc., it is my pleasure to invite you to a special meeting of ITC^DeltaCom stockholders. The special meeting will be held on                     ,                     , 2004, at              a.m., local time, at ITC^DeltaCom’s corporate headquarters located at 1791 O.G. Skinner Drive, West Point, Georgia. The special meeting has been called for the following purposes:

1.	to consider and vote upon a proposal to approve the issuance of ITC^DeltaCom common stock pursuant to an Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Florida Digital Network, Inc. (“FDN”), Boatramp Co. and the named stockholders of FDN;

2.	to consider and vote upon a proposal to approve an amendment to ITC^DeltaCom’s certificate of incorporation to increase the maximum number of directors constituting the entire ITC^DeltaCom board of directors to 17 directors;

3.	to consider and vote upon a proposal to approve an amendment to the Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan to increase the number of shares of ITC^DeltaCom common stock authorized for issuance under the plan from 7,300,000 shares to 11,300,000 shares;

4.	to consider and vote upon a proposal to approve the issuance of ITC^DeltaCom common stock pursuant to an Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Inc., NT Corporation (“NTC”), Starlight Florida Co. and the named stockholders of NTC;

5.	to consider and vote upon a proposal to approve the NT Corporation 2004 Management Employee Retention Plan, which will be assumed by ITC^DeltaCom in connection with its proposed merger with NTC; and

6.	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The first three proposals to approve the issuance of ITC^DeltaCom common stock in connection with the FDN merger, the proposed amendment to ITC^DeltaCom’s certificate of incorporation and the proposed amendment to ITC^DeltaCom’s stock incentive plan are presented in the accompanying proxy statement/prospectus. The next two proposals to approve the issuance of ITC^DeltaCom common stock in connection with the NTC merger and the NTC management employee retention plan are presented in a separate proxy statement/prospectus which accompanies this proxy statement/prospectus.

Only holders of record of common stock, Series A preferred stock and Series B preferred stock at the close of business on                     , 2004 will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

All stockholders are cordially invited to attend this meeting.

To vote, you should complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. Alternatively, you may submit your proxy through the Internet or by telephone as indicated on the enclosed proxy card. No postage is required if the proxy is mailed in the United States. Submitting the proxy before the special meeting will not preclude you from voting in person at the special meeting if you should decide to attend.

By Order of the Board of Directors,

Larry F. Williams

Chairman and Chief Executive Officer

Dated:                     , 2004

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about ITC^DeltaCom from other documents that are not included in or delivered with this proxy statement/prospectus. These documents and other documents referred to in this proxy statement/prospectus are available to you without charge by requesting them in writing or by telephone at the following address:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

Attention: J. Thomas Mullis

Telephone: (256) 382-3843

To receive timely delivery of these documents, you must request the information no later than                     , 2004.

Please also see “Where You Can Find Additional Information” beginning on page 152 of this proxy statement/prospectus to obtain further information and learn about other ways that you can receive this information.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q.	Why are ITC^DeltaCom and FDN proposing the merger?

A.	The boards of directors of FDN and ITC^DeltaCom believe that the merger will provide substantial strategic and financial benefits to the combined company and will enable the combined company to compete more effectively than ITC^DeltaCom or FDN can compete alone.

Q.	What will happen to FDN as a result of the merger?

A.	If the merger is completed, FDN will become a wholly owned subsidiary of ITC^DeltaCom.

Q.	What will FDN stockholders receive in the merger?

A.	FDN stockholders will be entitled to receive a total of 31,300,000 shares of ITC^DeltaCom common stock in the merger. ITC^DeltaCom will pay cash instead of fractional shares of its common stock.

Q.	Are FDN stockholders entitled to dissenters’ rights?

A.	Yes. Subject to compliance with requirements of Delaware law, an FDN stockholder may dissent from the adoption of the merger agreement and approval of the merger and have the fair value of the stockholder’s shares of FDN common stock or preferred stock determined by a court. To exercise dissenters’ rights, an FDN stockholder must strictly comply with all of the applicable requirements of Delaware law summarized under the heading “The Merger–Appraisal Rights of Dissenting FDN Stockholders” in this proxy statement/prospectus. A copy of Section 262 of the General Corporation Law of the State of Delaware, which governs dissenters’ rights, is included as Appendix C to this proxy statement/prospectus.
Q.	Should FDN stockholders send in their stock certificates now?

A.	No, FDN stockholders should not send in any stock certificates now. If the merger is completed, ITC^DeltaCom will send FDN stockholders written instructions on how to exchange their stock certificates for the merger consideration.

Q.	Who is being asked to approve the merger?

A.	Under rules of the Nasdaq Stock Market, ITC^DeltaCom’s stockholders are required to approve the issuance of ITC^DeltaCom common stock in connection with the merger. By this proxy statement/prospectus, ITC^DeltaCom’s board of directors is soliciting the proxies of ITC^DeltaCom stockholders to provide this approval at the special meeting of stockholders discussed below.

The merger agreement has been adopted in accordance with Delaware law by the required vote of FDN stockholders, acting by written consent. Accordingly, FDN will not hold a stockholders meeting in connection with the merger, and the vote of FDN stockholders on the merger agreement and the merger is not being solicited by this proxy statement/prospectus.

Q.	When and where will ITC^DeltaCom stockholders meet?

A.	ITC^DeltaCom will hold a special meeting of its stockholders on , , 2004, at a.m., local time, at ITC^DeltaCom’s corporate headquarters located at 1791 O.G. Skinner Drive, West Point, Georgia.

Q.	What matters are ITC^DeltaCom stockholders being asked to approve at the special meeting pursuant to this proxy statement/prospectus?

A.	Pursuant to this proxy statement/prospectus, ITC^DeltaCom stockholders are being asked to approve two merger-related proposals:

•	the issuance of ITC^DeltaCom common stock in connection with the merger; and

•	an amendment to ITC^DeltaCom’s certificate of incorporation to increase the maximum number of directors constituting the entire ITC^DeltaCom board of directors to 17 directors.

In addition, ITC^DeltaCom stockholders are being asked to approve an amendment to ITC^DeltaCom’s stock incentive plan to increase the total number of shares of common stock available for issuance under the plan from 7,300,000 shares to 11,300,000 shares.

Q.	What other matters are ITC^DeltaCom stockholders being asked to approve at the special meeting?

A.	Pursuant to a separate proxy statement/prospectus which accompanies this proxy statement/prospectus to ITC^DeltaCom stockholders, ITC^DeltaCom’s board of directors is also soliciting proxies from ITC^DeltaCom’s stockholders to approve the following additional matters at the special meeting:

•	the issuance of ITC^DeltaCom common stock in connection with ITC^DeltaCom’s proposed acquisition by merger of NT Corporation, or NTC, under a merger agreement, dated as of September 8, 2004, among ITC^DeltaCom, NTC, a wholly owned subsidiary of ITC^DeltaCom and the named stockholders of NTC; and

•	approval of an NTC management employee retention plan that will be assumed by ITC^DeltaCom in connection with the NTC merger.

Q.	What does ITC^DeltaCom’s board of directors recommend?

A.	ITC^DeltaCom’s board of directors has unanimously approved the merger agreement and determined that the merger with FDN is fair to, and in the best interests of, ITC^DeltaCom and its stockholders and unanimously recommends that ITC^DeltaCom stockholders vote “FOR” the proposal to approve the issuance of ITC^DeltaCom common stock in connection with the merger.

In addition, ITC^DeltaCom’s board of directors has unanimously approved the proposed amendments to ITC^DeltaCom’s certificate of incorporation and ITC^DeltaCom’s stock incentive plan described above. ITC^DeltaCom’s board of directors unanimously recommends that ITC^DeltaCom stockholders vote “FOR” each of these proposals.

Q.	Who can vote at the ITC^DeltaCom special meeting?

A.	Holders of record of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock at the close of business on , 2004 are entitled to vote at the special meeting.

Q.	How may the ITC^DeltaCom stockholders vote their shares for the proposals presented in this proxy statement/prospectus?

A.	Stockholders may submit their proxies by:

•	signing the enclosed proxy card for the class of stock they own and mailing it in the enclosed, prepaid and addressed envelope;

•	calling toll-free 1-800- and following the instructions; or

•	accessing the web page at www. .com and following the on-screen instructions.

Votes submitted through the Internet or by telephone must be received by 12:00 midnight, New York City time, on                     , 2004.

Q.	Will a broker or bank holding shares in “street name” for an ITC^DeltaCom stockholder vote those shares for the stockholder?

A.	No. If an ITC^DeltaCom stockholder’s shares are held in “street name” by a broker or bank, the broker or bank generally may only vote the shares which it holds for the stockholder in accordance with the stockholder’s instructions, unless the subject of the vote is a “routine” matter, as determined by the Nasdaq Stock Market. It is important that stockholders provide instructions to their broker or bank by voting their proxies promptly to ensure that all shares of ITC^DeltaCom they own are voted as they wish at the special meeting.

Q.	Will ITC^DeltaCom stockholders be able to vote their shares at the special meeting?

A.	Yes. Submitting a proxy will not affect the right of any ITC^DeltaCom stockholder to vote in person at the special meeting. ITC^DeltaCom will distribute written ballots to any ITC^DeltaCom stockholder who requests, and is entitled, to vote at the special meeting. If an ITC^DeltaCom stockholder’s shares are held in “street name,” the stockholder must request a proxy from the stockholder’s broker or bank in order to vote those shares in person at the special meeting.

Q.	May an ITC^DeltaCom stockholder change the stockholder’s vote after submitting a proxy?

A.	Yes. A stockholder may change a vote at any time before the stockholder’s proxy is voted at the special meeting. A vote through the Internet or by telephone may be revoked by executing a later-dated proxy card, by subsequently voting through the Internet or by telephone, or by attending the special meeting and voting in person. A stockholder executing a proxy card also may revoke the proxy at any time before it is exercised by giving written notice revoking the proxy to ITC^DeltaCom’s Secretary, by subsequently filing another proxy card bearing a later date or by attending the special meeting and voting in person. Attending the special meeting will not automatically revoke a stockholder’s prior Internet or telephone vote or the stockholder’s proxy. All written notices of revocation or other communications with respect to revocation of proxies should be addressed to:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

Attention: Secretary

Q.	What do ITC^DeltaCom stockholders need to do now?

A.	After carefully reading and considering the information contained in this proxy statement/prospectus, ITC^DeltaCom stockholders are requested to complete and return their proxies as soon as possible. The proxy card will instruct the persons named on the proxy card to vote the stockholder’s ITC^DeltaCom shares at the special meeting as the stockholder directs. If a stockholder signs and sends in a proxy card and does not indicate how the stockholder wishes to vote, the proxy will be voted “FOR” each of the special meeting proposals.

Q.	If I am an FDN stockholder, who can help answer my questions?

A.	If you have any questions about the merger or if you need additional copies of this proxy statement/prospectus, you should contact FDN’s Chief Financial Officer, Kenneth J. Meister, at the following address:

Florida Digital Network, Inc.

2301 Lucien Way

Suite 200

Maitland, Florida 32751

Q.	If I am an ITC^DeltaCom stockholder, who can help answer my questions?

A.	If you have any questions about the merger or the special meeting, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact ITC^DeltaCom’s General Counsel, J. Thomas Mullis, at the following address:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. To understand the proposed merger, you should read carefully this entire document and the other documents to which ITC^DeltaCom refers. For more information about ITC^DeltaCom and FDN, see “Where You Can Find Additional Information” beginning on page 152. Each page number in this summary refers to the first page in this proxy statement/prospectus of a more complete discussion of that subject.

The Companies (page 93)

The parties to the merger agreement are ITC^DeltaCom, Inc., Florida Digital Network, Inc. and the named stockholders of FDN.

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

Telephone:  (706) 385-8000

ITC^DeltaCom, Inc. is one of the largest providers of integrated communications services in the southeastern United States. ITC^DeltaCom delivers a comprehensive suite of high-quality voice and data communications services, including local exchange, long distance, enhanced data, Internet, colocation and managed services, and sells customer premise equipment to its end-user customers. ITC^DeltaCom offers these services primarily over its owned network facilities. ITC^DeltaCom also owns, operates and manages an extensive fiber optic network with significant transmission capacity that it uses for its own voice and data traffic and selectively sells to other communications providers on a wholesale basis. ITC^DeltaCom believes that it is the largest facilities-based competitive provider of integrated communications services in its primary eight-state market, which encompasses Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. ITC^DeltaCom completed a reorganization under Chapter 11 of the United States bankruptcy code in October 2002. For the six months ended June 30, 2004, ITC^DeltaCom had operating revenues of $298.4 million and a net loss applicable to common stockholders of $17.7 million. At June 30, 2004, ITC^DeltaCom had total assets of $699.4 million and stockholders’ equity of $224.0 million.

Florida Digital Network, Inc.

2301 Lucien Way

Suite 200

Maitland, Florida 32757

Telephone:  (407) 835-0300

Florida Digital Network, Inc., which operates as FDN Communications, has been providing business class communication services over the past six years in seven major markets in Florida and Georgia. Today, FDN, with approximately 600 employees, serves more than 55,000 business locations with more than 225,000 business telephone and Internet lines. FDN offers an extensive range of communications services, including local and long distance voice, high-speed Internet access, virtual private network, Web hosting and integrated voice and data solutions to businesses. In July 2002, FDN completed a recapitalization which resulted in the extinguishment of substantially all of its outstanding indebtedness. For the six months ended June 30, 2004, FDN had revenues of $68.4 million, which represented approximately 22.9% of ITC^DeltaCom’s revenues for the same period, and net income available to common stockholders of $1.8 million. At June 30, 2004, FDN had total assets of $78.2 million, which represented approximately 11.2% of ITC^DeltaCom’s total assets at the same date, and stockholders’ equity of $53.5 million.

Principal FDN Stockholders (page 57)

The FDN stockholders who signed the merger agreement, and who are referred to as the “principal FDN stockholders,” are M/C Venture Partners V, L.P., M/C Investors L.L.C., Media/Communications Partners III Limited Partnership, Chestnut Venture Partners, L.P., Columbia Capital Equity Partners III (QP), L.P., Columbia FDN Partners III, LLC, Centennial Ventures VII, L.P. and Centennial Entrepreneurs Fund VII, L.P. Each principal FDN stockholder owns FDN Series A preferred stock.

Special Meeting of ITC^DeltaCom Stockholders (page 27)

Date, Time and Place

The special meeting of ITC^DeltaCom stockholders will be held on                                 , 2004, at          a.m., local time, at ITC^DeltaCom’s corporate headquarters located at 1791 O.G. Skinner Drive, West Point, Georgia.

Matters to be Considered

At the special meeting, ITC^DeltaCom stockholders will be asked to take the following actions:

1.	to consider and vote upon a proposal, which we refer to as the “FDN merger proposal,” to approve the issuance of ITC^DeltaCom common stock in connection with the merger pursuant to the merger agreement;

2.	to consider and vote upon a proposal, which we refer to as the “charter amendment proposal,” to approve an amendment to ITC^DeltaCom’s certificate of incorporation to increase the maximum number of directors constituting the entire ITC^DeltaCom board of directors to 17 directors;

3.	to consider and vote upon a proposal, which we refer to as the “stock incentive plan proposal,” to approve an amendment to the Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan to increase the number of shares of ITC^DeltaCom common stock authorized for issuance under the plan from 7,300,000 shares to 11,300,000 shares;

4.	to consider and vote upon a proposal, which we refer to as the “NTC merger proposal,” to approve the issuance of ITC^DeltaCom common stock pursuant to an Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Inc., NT Corporation, Starlight Florida Co. and the named stockholders of NTC;

5.	to consider and vote upon a proposal, which we refer to as the “retention plan proposal,” to approve the NT Corporation 2004 Management Employee Retention Plan, which will be assumed by ITC^DeltaCom in connection with its proposed merger with NTC; and

6.	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

The FDN merger proposal, the charter amendment proposal and the stock incentive plan proposal are presented in this proxy statement/prospectus. The NTC merger proposal and the retention plan proposal are presented in a separate proxy statement/prospectus which accompanies this proxy statement/prospectus to ITC^DeltaCom stockholders.

Approval of the merger proposal will constitute stockholder approval of any issuance by ITC^DeltaCom, at its election, of shares of its common stock pursuant to the merger agreement in payment of any claim for indemnification made against ITC^DeltaCom by the principal FDN stockholders under the merger agreement, as described under “Terms of the Merger Agreement–Indemnification.”

Record Date; Voting Rights

The ITC^DeltaCom board of directors has fixed                     , 2004 as the record date for determining the ITC^DeltaCom stockholders who are entitled to notice of, and to vote, at the special meeting. Only holders of record of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting. Holders of the ITC^DeltaCom Series A preferred stock and Series B preferred stock are entitled to vote on an “as-converted” basis together with the holders of the ITC^DeltaCom common stock as a single class on each of the special meeting proposals.

Quorum

The holders of outstanding shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock representing a majority of the total votes entitled to vote at the special meeting, present in person or by proxy, will constitute a quorum at the special meeting. Abstentions and broker non-votes each will be counted for purposes of determining the presence of a quorum. If the parties to the voting agreement discussed below under “–Vote Required” comply with the agreement, the presence of a quorum at the special meeting is assured.

Vote Required

Assuming a quorum is present at the special meeting, the FDN merger proposal and the stock incentive plan proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the total votes represented by the shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Abstentions with respect to the FDN merger proposal and the stock incentive plan proposal will have the same effect as a vote against the proposal. Broker non-votes will not affect whether the FDN merger proposal or the stock incentive plan is adopted.

The charter amendment proposal will be approved upon receipt of the affirmative vote of the holders of shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock, voting together as a single class, that represent a majority of the votes of all such shares outstanding as of the record date and entitled to vote on the proposal. Abstentions and broker non-votes with respect to the charter amendment proposal will have the same effect as a vote against the proposal.

Under a voting agreement with FDN, Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. have agreed to vote at the special meeting all of the ITC^DeltaCom voting securities which such holders have the right to vote in favor of the FDN merger proposal and the charter amendment proposal. These two stockholders collectively beneficially own ITC^DeltaCom common stock and Series B preferred stock representing approximately         % of the total votes represented by all ITC^DeltaCom common stock and preferred stock outstanding as of the record date for the special meeting. If these stockholders vote their ITC^DeltaCom common stock and Series B preferred stock in accordance with the voting agreement, ITC^DeltaCom stockholder approval of these proposals is assured.

As of the record date for the special meeting, directors and executive officers of ITC^DeltaCom, together with their affiliates, which include Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III,

L.P., beneficially owned approximately         % of the issued and outstanding ITC^DeltaCom common stock,         % of the issued and outstanding ITC^DeltaCom Series A preferred stock and         % of the issued and outstanding ITC^DeltaCom Series B preferred stock. Of the total of              votes that may be cast at the special meeting, the ITC^DeltaCom common stock and preferred stock beneficially owned by the foregoing stockholders represented              votes. ITC^DeltaCom currently expects that each of its directors and executive officers and their affiliates in addition to Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. will vote their ITC^DeltaCom common stock and preferred stock to approve the proposals submitted to stockholders at the special meeting.

The Merger (page 32)

In the merger, ITC^DeltaCom will acquire FDN, which is a privately held competitive carrier headquartered in Florida, by merging ITC^DeltaCom’s wholly owned subsidiary with and into FDN, which will be the surviving corporation of the merger. Upon completion of the merger, FDN will become a wholly owned subsidiary of ITC^DeltaCom and FDN common and preferred stockholders will become stockholders of ITC^DeltaCom.

The merger agreement is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference in this document. We encourage you to read the entire merger agreement, because it is the legal document that governs the merger.

Terms of the Merger Agreement (page 57)

For the summary of the material provisions of the merger agreement, see “Terms of the Merger Agreement.”

Merger Closing and Effective Time of the Merger (page 57)

The completion of the merger will take place no later than two business days after the last day of the month in which the last of the conditions to closing set forth in the merger agreement is fulfilled or waived, or at such other time and place as ITC^DeltaCom, FDN and the principal FDN stockholders may agree. The merger will become effective when the certificate of merger is filed with the Delaware Secretary of State. The certificate of merger will be filed at the same time as, or as soon as practicable after, the merger closing.

Merger Consideration (page 57)

ITC^DeltaCom will issue a total of 31,300,000 shares of its common stock to FDN stockholders in the merger. ITC^DeltaCom will pay FDN stockholders cash instead of any fractional share of common stock to which they are entitled at a price based on the volume-weighted average trading price of the common stock on the Nasdaq National Market for the 20 consecutive trading days ending on the second business day before the merger closing date.

The number of shares ITC^DeltaCom common stock an FDN stockholder will be entitled to receive for each share of FDN Series A preferred stock and each share of FDN common stock will depend on the exchange ratios fixed under the merger agreement. The exchange ratios will be determined by the companies after the special meeting at the time of the merger according to formulas contained in FDN’s charter. The following three factors will be used to determine the number of ITC^DeltaCom shares FDN stockholders will be entitled to receive:

•	Liquidation preferences of Series A preferred stock. Holders of the Series A preferred stock, which was issued in two rounds, will be entitled to receive merger consideration in an amount equal to the liquidation preferences of the Series A preferred stock before any merger consideration will be payable to the holders of the FDN common stock.

•	Fair value of ITC^DeltaCom common stock. The portion of the 31,300,000 ITC^DeltaCom merger shares allocable to the holders of the Series A preferred stock will be calculated by dividing the liquidation preferences of such stock by the fair value of a share of ITC^DeltaCom common stock. FDN’s board of directors has determined that the fair value of the ITC^DeltaCom common stock for these purposes will be the volume-weighted average of the per share selling price of one share of ITC^DeltaCom common stock on the Nasdaq National Market for the ten consecutive trading days ending on the business day prior to the closing date of the merger, but that such fair value will in no event be deemed to be less than $4.50 per share or more than $5.25 per share.

•	Number of outstanding shares of FDN common stock on an “as-converted” basis. After the liquidation preferences of the Series A stock have been paid in full, any remaining merger consideration will be payable to the holders of the Series A preferred stock and the FDN common stock pro rata based on the number of shares of FDN common stock outstanding on an “as-converted” basis.

The following table shows the exchange ratio and merger consideration for each class and series of FDN capital stock at the prices of the ITC^DeltaCom common stock shown below, assuming that the merger was completed on September 30, 2004:

	First Round Series A Preferred Stock		Second Round Series A Preferred Stock		Common Stock
ITC^DeltaCom Stock Price	Exchange Ratio	No. of ITC^DeltaCom Shares	Exchange Ratio	No. of ITC^DeltaCom Shares	Exchange Ratio	No. of ITC^DeltaCom Shares
$4.00	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.25	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.50	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.75	2.3234	14,718,231	2.2601	14,204,366	1.2090	2,377,403
$5.00	2.3145	14,662,014	2.2544	14,168,466	1.2558	2,469,520
$5.25	2.3065	14,611,150	2.2492	14,135,986	1.2982	2,552,864

On                     , 2004, which was the last trading date before the date of this proxy statement/prospectus, the closing sale price of the ITC^DeltaCom common stock as reported by the Nasdaq National Market was $                     per share. The number and value of ITC^DeltaCom shares issuable in the merger may differ from the amounts shown in the table above, because these amounts will not be determined until immediately before the completion of the merger. The companies intend to complete the merger within several business days, or as soon as reasonably practicable, following the special meeting. FDN will not have the right to terminate the merger agreement if ITC^DeltaCom’s stock price declines.

Treatment of Options and Stock Restriction Agreements (page 60)

Each option and each warrant to purchase any shares of capital stock of FDN and its subsidiaries outstanding at the effective time of the merger, whether or not vested or exercisable, and each commitment or agreement to issue shares of any capital stock of FDN and its subsidiaries outstanding at the effective time of the merger will be canceled without payment of any consideration.

At the effective time of the merger, ITC^DeltaCom will assume stock restriction agreements between FDN and some of FDN’s executive officers. The shares of ITC^DeltaCom common stock issued in the merger in exchange for shares of FDN common stock outstanding under the stock restriction agreements and unvested at the effective time of the merger will vest according to the applicable schedule set forth in the stock restriction agreements.

Escrow of Merger Consideration (page 60)

Under the terms of the merger agreement and an escrow agreement which will be executed on the merger closing date, 3,356,606 shares of ITC^DeltaCom common stock otherwise payable to the principal FDN stockholders and to FDN management stockholders entitled to merger consideration will be held in an escrow account until the later of March 15, 2006 and the first anniversary of the merger closing date. These shares will be used to pay any claims for indemnification by ITC^DeltaCom based on specified breaches of the merger agreement by FDN or the principal FDN stockholders. The escrow shares will be withheld from the foregoing FDN stockholders pro rata based on their ownership of FDN common stock on an as-converted basis immediately prior to the effective time of the merger. Accordingly, for purposes of illustration, one of the foregoing stockholders who owns 5% of the FDN common stock on an as-converted basis held by all of such stockholders as a group would have withheld from such stockholder’s merger shares 5% of the 3,356,606 merger shares to be deposited into the escrow account. The stockholders’ representative under the merger agreement will determine whether any of the escrow shares will be paid to ITC^DeltaCom to satisfy indemnification claims. After the later of March 15, 2006 and the first anniversary of the merger closing date, FDN stockholders whose shares have been deposited into the escrow account will receive all escrow shares that have not been returned to ITC^DeltaCom to satisfy indemnification claims or that have not been withheld until pending claims are resolved. For information about the establishment and administration of the escrow account, see “Terms of the Merger Agreement–Escrow of Merger Consideration” and “Terms of Other Agreements–Escrow Agreement.”

Conditions to Completion of the Merger (page 71)

The completion of the merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of conditions specified in the merger agreement. Non-waiveable conditions include ITC^DeltaCom stockholder approval of the FDN merger proposal at the special meeting, the absence of legal impediments and the receipt of regulatory and other approvals. Waiveable conditions include compliance with the merger agreement, the absence of a material adverse effect relating to ITC^DeltaCom or FDN, FDN having a specified minimum cash balance and specified minimum working capital, and the receipt of certifications, legal opinions and other customary closing documents. Neither ITC^DeltaCom nor FDN intends to resolicit stockholder approval of the merger or merger-related proposals if either company waives material conditions. Some of the conditions to completion of the merger are not within the control of ITC^DeltaCom or FDN.

Termination of the Merger Agreement (page 74)

The merger agreement may be terminated prior to completion of the merger upon the occurrence of any specified termination event, including by either ITC^DeltaCom or FDN, if the merger closing has not occurred by March 8, 2005, and by FDN, if ITC^DeltaCom’s board of directors fails to make or has withdrawn or modified or changed in a manner adverse to FDN its recommendation that ITC^DeltaCom’s stockholders approve the FDN merger proposal and the charter amendment proposal. In the latter event, ITC^DeltaCom will be obligated to pay FDN a termination fee of $3 million and to pay FDN’s charges and expenses incurred in connection with the merger agreement and related transactions.

Fees and Expenses (page 76)

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, other than the termination fees and expenses referred to above under “–Termination of the Merger Agreement” and other than any filing fees related to compliance with the federal antitrust laws, which will be paid by ITC^DeltaCom, are to be paid by the party incurring such fees or expenses. If the merger is completed, all costs and expenses will be paid by ITC^DeltaCom or FDN as the surviving corporation of the merger.

Proposed Merger of NT Corporation With ITC^DeltaCom (page 92)

ITC^DeltaCom has entered into a separate merger agreement with NT Corporation, which is a privately held competitive carrier headquartered in Florida, to acquire NTC in an all-stock merger. Subject to closing conditions, ITC^DeltaCom will issue a maximum of 8,850,000 shares of its common stock in connection with the merger. A separate proxy statement/prospectus which accompanies this proxy statement/prospectus to ITC^DeltaCom stockholders contains information about the NTC merger and the related proposals described above which are being submitted for stockholder approval at the special meeting. ITC^DeltaCom’s completion of the FDN merger is a condition to the completion of the NTC merger. FDN stockholders who become ITC^DeltaCom stockholders upon completion of the FDN merger will not be eligible to vote on approval of the NTC merger-related proposals. If Welsh, Carson, Anderson & Stowe VIII and WCAS Capital Partners III, L.P. vote their ITC^DeltaCom common stock and Series B preferred stock in accordance with their voting agreement with NTC, approval of the NTC merger-related proposals is assured.

Ownership of ITC^DeltaCom Following the FDN and NTC Mergers

Based on the number of shares of ITC^DeltaCom common stock outstanding on the date of this proxy statement/prospectus, if the merger were completed on that date, FDN stockholders would own approximately         % of ITC^DeltaCom’s outstanding common stock immediately after the merger. Assuming that ITC^DeltaCom also completes its merger with NTC and issues the maximum of 8,850,000 shares of ITC^DeltaCom common stock issuable in connection with that merger, FDN stockholders would own approximately         % of ITC^DeltaCom’s outstanding common stock immediately after the merger.

As of the date of this proxy statement/prospectus, Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Capital Partners III, L.P. and some of their affiliates and associates, who are referred to as the “WCAS securityholders,” beneficially own ITC^DeltaCom common stock and Series B preferred stock representing approximately         % of the total votes represented by all ITC^DeltaCom common stock and preferred stock outstanding as of that date. The beneficial ownership of the total ITC^DeltaCom voting power by the WCAS securityholders will be reduced to approximately         % as a result of the FDN merger and, if ITC^DeltaCom also completes its merger with NTC and issues the maximum of 8,850,000 shares of ITC^DeltaCom common stock issuable in connection with that merger, will be reduced to approximately         % following the NTC merger.

Recommendation of ITC^DeltaCom’s Board of Directors; ITC^DeltaCom’s Reasons for the Merger (page 36)

ITC^DeltaCom’s board of directors believes that the merger with FDN is fair to, and in the best interests of, ITC^DeltaCom and ITC^DeltaCom’s stockholders. Accordingly, ITC^DeltaCom’s board of directors has unanimously approved the merger agreement and unanimously recommends that ITC^DeltaCom’s stockholders vote “FOR” approval of the issuance by ITC^DeltaCom of its common stock in connection with the merger pursuant to the merger agreement. In making this recommendation, ITC^DeltaCom’s board of directors considered the factors discussed under “The Merger–Background of the Merger” and “–Recommendation of ITC^DeltaCom’s Board of Directors; ITC^DeltaCom’s Reasons for the Merger.”

ITC^DeltaCom’s board of directors also has unanimously approved and adopted the proposed amendments to ITC^DeltaCom’s certificate of incorporation and ITC^DeltaCom’s stock incentive plan described above and to be submitted for stockholder approval at the special meeting. ITC^DeltaCom’s board of directors unanimously recommends that ITC^DeltaCom stockholders vote “FOR” each of these proposals.

Opinion of Financial Advisor to ITC^DeltaCom (page 40)

On September 8, 2004, Miller Buckfire Lewis Ying & Co., LLC, or MBLY, delivered its oral opinion to ITC^DeltaCom’s board of directors, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by MBLY, the merger consideration to be paid to the holders of FDN capital stock under the FDN merger agreement was fair, from a financial point of view, to ITC^DeltaCom.

The opinion of MBLY is attached as Appendix B to this proxy statement/prospectus. We encourage you to read this opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations of the review undertaken. MBLY’s opinion was directed to ITC^DeltaCom’s board of directors and addressed only the fairness, from a financial point of view, to ITC^DeltaCom of the merger consideration to be paid to holders of FDN capital stock. The opinion does not address any other aspect of the FDN merger or related transactions and does not constitute a recommendation to any ITC^DeltaCom stockholder as to how to vote at the special meeting.

ITC^DeltaCom has agreed to pay MBLY fees of up to $1.8 million for its services as financial advisor. These fees consist of an opinion fee of $500,000, which was payable to MBLY upon delivery of its opinion on September 8, 2004, and a transaction fee equal to 1% of the value of the aggregate merger consideration paid by ITC^DeltaCom. The transaction fee, which will be payable only if the merger is completed, will constitute up to 72% of the total fees payable to MBLY related to this transaction.

Interests of FDN Directors, Executive Officers and Stockholders (page 47)

Some of FDN’s directors and executive officers and their affiliates have interests in the merger that are different from, or in addition to, those of FDN’s stockholders generally. The interests of FDN’s directors and executive officers include their appointment to positions as executive officers of ITC^DeltaCom, their potential receipt of change of control payments as a result of the merger, the assumption by ITC^DeltaCom of their stock restriction agreements in the merger, the accelerated vesting of their FDN stock options and restricted stock grants as a result of the merger, and their right to continued indemnification and insurance coverage by ITC^DeltaCom for acts or omissions occurring prior to the merger. In addition to their significant ownership of FDN’s preferred stock, the interests of the FDN stockholders affiliated with FDN’s directors include their corporate governance rights under the amended and restated governance agreement with ITC^DeltaCom which they will enter into at or prior to the merger closing, their right to indemnification under the merger agreement, their right to have all of their ITC^DeltaCom common stock registered with the SEC for public sale after the merger, and their right to have ITC^DeltaCom or FDN as the surviving corporation of the merger pay the legal and other expenses they will incur in connection with the merger agreement. The boards of directors of ITC^DeltaCom and FDN were aware of these interests and considered them, among other matters, in approving the merger agreement and related transactions.

Interests of ITC^DeltaCom Stockholders (page 49)

The WCAS securityholders, who have significant rights and obligations under the existing governance agreement with ITC^DeltaCom, will enter into the amended and restated governance agreement with ITC^DeltaCom and other stockholders at or prior to the merger closing date. The new agreement will modify some provisions and terminate other provisions of the existing agreement that relate to the corporate governance of ITC^DeltaCom and to restrictions on the disposition of ITC^DeltaCom’s securities held by the stockholder parties. In addition, if the merger is completed, ITC^DeltaCom and the WCAS securityholders have agreed to terminate the funding obligation of some of the WCAS securityholders under the agreement pursuant to which ITC^DeltaCom acquired BTI Telecom Corp. in 2003. ITC^DeltaCom’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

U.S. Federal Income Tax Consequences (page 49)

ITC^DeltaCom and FDN have structured the merger to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code. As a general matter, therefore, receipt of shares of ITC^DeltaCom stock by FDN stockholders in exchange for their shares of FDN stock will not be taxable for U.S. federal income tax purposes. However, FDN stockholders will be taxed on any cash they receive instead of fractional shares of ITC^DeltaCom stock. Tax matters are very complicated, and the tax consequences of the merger to each FDN stockholder will depend on the facts of the FDN stockholder’s own situation. If you are an FDN stockholder, you are urged to read carefully the information regarding U.S. federal income tax consequences contained in this document, and to consult with your tax advisor regarding the tax consequences of the merger to you.

Accounting Treatment (page 51)

ITC^DeltaCom expects that the merger will be accounted for as a “purchase” in accordance with generally accepted accounting principles. FDN will be treated as the acquired corporation for these purposes and FDN’s assets, liabilities and other items will be adjusted to their estimated fair value at the completion of the merger and combined with the historical book values of the assets and liabilities of ITC^DeltaCom.

Clearance Under Federal Antitrust Laws (page 51)

In order to complete the merger, ITC^DeltaCom, FDN and a principal FDN stockholder had to make filings with the Department of Justice and the Federal Trade Commission in compliance with federal antitrust law. Before the merger can occur, the applicable pre-merger waiting period under this law must expire or be terminated.

Telecommunications Regulatory Approvals (page 52)

As a condition to the merger, the Federal Communications Commission must approve the transfer of control of FCC licenses and authorizations held by three ITC^DeltaCom subsidiaries from some of the WCAS securityholders to ITC^DeltaCom, Inc., who will be deemed to be the transferee in the merger. The FCC also must approve the transfer of control of FCC authorizations held by FDN from FDN’s majority stockholders to ITC^DeltaCom. Once all required transfer applications are granted by passage of a specified time period or by the issuance of a public notice, the FCC permits the merger to be completed. The ITC^DeltaCom subsidiaries, FDN and the foregoing WCAS securityholders also have made filings with state telecommunications regulatory agencies in jurisdictions that require notice or approval of the merger.

Resale of Shares of ITC^DeltaCom Common Stock (page 53)

The offering, issuance and sale of shares of ITC^DeltaCom common stock to FDN stockholders in connection with the merger has been registered under the Securities Act. Such shares of ITC^DeltaCom common stock may be traded freely and without restriction by those FDN stockholders who are not deemed to be FDN “affiliates,” as that term is defined under the Securities Act, at the time the merger agreement was adopted by the written consent of FDN’s stockholders on September 10, 2004. Any subsequent transfer of ITC^DeltaCom common stock issued in connection with the merger by any FDN affiliate will require registration of the transfer under the Securities Act, compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances, or the availability of another exemption from registration.

Appraisal Rights of Dissenting FDN Stockholders (page 54)

If you are an FDN stockholder and object to the merger, the General Corporation Law of the State of Delaware, or DGCL, permits you to seek relief as a dissenting stockholder and have the “fair value” of your shares of FDN common stock and Series A preferred stock determined by a court and paid to you in cash.

If you are an FDN stockholder who did not execute the written consent approving the merger and wish to dissent to the merger, you must deliver to ITC^DeltaCom, before                     , 2004, a written demand for appraisal of your shares. The relevant provisions of the DGCL are technical in nature and complex. If you wish to exercise appraisal rights and obtain appraisal of the fair value of your shares, you may wish to consult with legal counsel, because the failure to comply strictly with these provisions may result in waiver or forfeiture of your appraisal rights. A copy of Section 262 of the DGCL, which governs the appraisal process, is attached as Appendix C to this proxy statement/prospectus. For additional information concerning the appraisal rights of dissenting FDN stockholders, see “The Merger–Appraisal Rights of Dissenting FDN stockholders.”

Amended and Restated Governance Agreement (page 80)

At or prior to the merger closing date, ITC^DeltaCom will enter into a governance agreement with the WCAS securityholders, the principal FDN stockholders, the principal NTC stockholders, Campbell B. Lanier, III, who is a director and stockholder of ITC^DeltaCom, and Larry F. Williams, who is a director, stockholder and Chairman and Chief Executive Officer of ITC^DeltaCom. This governance agreement will amend and restate the existing governance agreement, dated as of October 6, 2003, among ITC^DeltaCom, the WCAS securityholders, Mr. Lanier and Mr. Williams. The new agreement will modify some provisions and terminate other provisions of the existing agreement that relate to the corporate governance of ITC^DeltaCom and to restrictions on the disposition of ITC^DeltaCom’s securities held by the stockholder parties.

Board of Directors of ITC^DeltaCom After the Merger (page 126)

As of the effective time of the merger, the board of directors will be increased in size from 11 to 13 members and will initially consist of nine of the current 11 directors, three new directors designated for appointment by the principal FDN stockholders and one new director designated for appointment by the principal NTC stockholders. The prospective new directors who will serve as the initial designees of the principal FDN stockholders are Peter H.O. Claudy, Neil N. Sheth and John T. Siegel. The principal FDN stockholders also will be entitled to designate one director for appointment to each committee of the board of directors other than the audit committee. The prospective new director who will serve as the initial designee of the principal NTC stockholders is Thomas E. Darden.

Executive Officers of ITC^DeltaCom After the Merger (page 127)

Immediately after completion of the merger, ITC^DeltaCom’s senior management will continue to include its current executive officers. In addition, Michael P. Gallagher, who currently serves as FDN’s Chief Executive Officer, will become ITC^DeltaCom’s President, Business Services and Kenneth J. Meister, who currently serves as FDN’s Chief Financial Officer, will become ITC^DeltaCom’s Executive Vice President, Corporate Development.

Registration Rights (page 87)

On the merger closing date, ITC^DeltaCom will enter into a registration rights agreement with the principal FDN stockholders pursuant to which those stockholders will be entitled, subject to limitations and qualifications, to demand and piggy-back registration rights with respect to the ITC^DeltaCom common stock owned by such stockholders from time to time.

Differences in Stockholder Rights (page 142)

If you are an FDN stockholder and own a sufficient number of shares of FDN capital stock, you will receive ITC^DeltaCom common stock in the merger and become a stockholder of ITC^DeltaCom after the merger. Your rights will continue to be governed by Delaware law, but also will be governed by ITC^DeltaCom’s certificate of incorporation and bylaws and the amended and restated governance agreement.

Risk Factors (page 21)

The matters set forth under the caption “Risk Factors” should be carefully considered by ITC^DeltaCom’s stockholders in deciding whether to approve the issuance of ITC^DeltaCom common stock in connection with the merger and by FDN’s stockholders in considering the consequences of an investment in ITC^DeltaCom common stock.

Selected Consolidated Financial Data of ITC^DeltaCom

The following tables set forth ITC^DeltaCom’s selected historical consolidated financial data. The selected historical statement of operations data for the years ended December 31, 1999, 2000 and 2001 and the selected historical balance sheet data as of the end of such periods have been derived from the consolidated financial statements that have been audited by Arthur Andersen LLP, independent public accountants. The selected historical statement of operations data for the periods from January 1, 2002 to October 29, 2002 and October 30, 2002 to December 31, 2002 and the year ended December 31, 2003 and the selected historical balance sheet data as of October 29, 2002, December 31, 2002 and December 31, 2003 have been derived from the consolidated financial statements that have been audited by BDO Seidman, LLP, independent registered public accounting firm. The historical statement of operations and balance sheet data with respect to the year ended December 31, 2002 have been separated into these two periods as a result of ITC^DeltaCom’s adoption, under AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code,” of fresh start reporting on October 30, 2002, following its emergence from Chapter 11 bankruptcy reorganization proceedings on October 29, 2002. The financial results as of and for the periods ended October 29, 2002 and December 31, 2002 are not comparable in certain respects to the financial results for other periods. The selected historical consolidated statement of operations and balance sheet data as of and for the six months ended June 30, 2004 and 2003 are unaudited, but include, in the opinion of ITC^DeltaCom’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The financial results as of and for the six months ended June 30, 2003 and 2004 are not necessarily indicative of results to be expected for the entire year or for any other period.

The results of BTI Telecom Corp., which was acquired by ITC^DeltaCom on October 6, 2003, are included in ITC^DeltaCom’s historical results from October 1, 2003.

The pro forma information presented in the following tables includes the operations of BTI and FDN as if BTI and FDN had been acquired at the beginning of the periods presented. The adjusted pro forma information presented in the tables includes the operations of BTI, FDN and NTC as if BTI, FDN and NTC had been acquired at the beginning of the periods presented.

You should read the selected financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements, including the related notes, of ITC^DeltaCom appearing in ITC^DeltaCom’s reports filed with the SEC and incorporated by reference in this proxy statement/prospectus.

	Predecessor				Successor
	Year Ended December 31,			Period from January 1, 2002 to October 29,	Period from October 30, 2002 to December 31,	Year Ended December 31, 2003
	1999	2000	2001	2002	2002	Actual	Pro Forma	Adjusted Pro Forma
							(unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:

Operating revenues	$244,844	$363,648	$415,339	$352,897	$65,569	$461,566	$752,775	$809,569

Expenses:
Cost of services	118,721	155,000	186,121	164,920	30,021	230,844	379,673	400,283
Inventory write-down	—	—	1,663	—	—	—	—	—

Gross margin	126,123	208,648	227,555	187,977	35,548	230,722	373,102	409,286

Selling, operations and administration expense	96,854	151,050	188,712	136,472	27,108	173,954	297,757	345,347
Depreciation and amortization	53,810	86,519	118,938	105,696	9,002	63,393	93,278	99,554
Loss on early termination of credit facility and debt (a)	—	1,321	—	—	—	—	—	—
Merger-related expenses	—	—	—	—	—	2,141	9,461	9,461
Special charges (b)	—	—	74,437	223	—	—	—	—

Total expenses	269,385	393,890	569,871	407,311	66,131	470,332	400,496	454,362

Operating loss	(24,541)	(30,242)	(154,532)	(54,414)	(562)	(8,766)	(27,394)	(45,076)
Interest expense	(45,293)	(55,482)	(58,833)	(35,704)	(2,350)	(15,917)	(22,391)	(22,438)
Interest and other income (expense), net	14,949	14,337	1,434	60	216	344	1,622	2,005

Loss before reorganization items and income taxes	(54,885)	(71,387)	(211,931)	(90,058)	(2,696)	(24,339)	(48,163)	(65,509)
Reorganization items (c)	—	—	—	60,792	—	—	—	—
Income tax expense (benefit)	94	(512)	—	—	—	—	—	—

Net loss	(54,979)	(70,875)	(211,931)	(29,266)	(2,696)	(24,339)	(48,163)	(65,509)
Preferred stock dividends and accretion (d)	—	—	(3,713)	(4,210)	(514)	(3,912)	(6,578)	(6,578)

Net loss applicable to common stockholders	$(54,979)	$(70,875)	$(215,644)	$(33,476)	$(3,210)	$(28,251)	$(54,741)	$(72,087)

Basic and diluted net loss per common share (c)	$(0.98)	$(1.16)	$(3.46)	$(0.54)	$(0.07)	$(0.61)	$(0.69)	$(0.83)

Basic and diluted weighted average common shares outstanding (c)	56,370,269	60,928,387	62,292,085	62,364,768	44,750,000	46,551,648	79,745,042	86,936,123

Balance Sheet Data (at period end):
Cash and cash equivalents (unrestricted)	$248,431	$141,140	$41,043	$30,231	$30,554	$50,099
Working capital (deficit)	244,913	85,094	(6,741)	(5,860)	14,728	(6,835)
Total assets	807,598	1,048,526	878,332	754,243	553,520	745,053
Long-term liabilities	516,907	713,869	717,163	200,109	206,993	301,255
Liabilities subject to compromise (c)	—	—	—	538,147	—	—
Convertible redeemable preferred stock	—	—	57,833	63,691	24,525	55,007
Stockholders’ equity (deficit)	218,162	181,053	(21,930)	(139,209)	237,245	240,713

Other Financial Data:
Gross margin as a percentage of total operating revenues	52%	57%	55%	53%	54%	50%
Capital expenditures	165,540	309,831	161,965	29,784	4,916	45,156
Cash flows provided by (used in) operating activities	(5,334)	45,931	(10,524)	12,580	7,216	39,832
Cash flows used in investing activities	(149,995)	(305,208)	(154,798)	(29,780)	(4,916)	(51,881)
Cash flows (used in) provided by financing activities	219,593	151,986	65,225	6,388	(1,977)	31,594

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004	Pro Forma Six Months Ended June 30, 2004	Adjusted Pro Forma Six Months Ended June 30, 2004
	(unaudited)
Statement of Operations Data:
Operating revenues:	$201,557	$298,397	$366,658	$398,268

Expenses:
Cost of services	98,545	146,583	174,846	187,206
Inventory write-down

Gross margin	103,012	151,814	191,812	211,062

Selling, operations and administration expense	74,728	111,982	139,646	161,362
Depreciation and amortization	29,000	42,122	49,589	52,726
Loss on early termination of credit facility and debt
Merger-related expenses		458	458	458

Total expenses	103,728	154,562	189,693	214,546

Operating income (loss)	(716)	(2,748)	2,119	(3,484)
Interest expense	(6,987)	(10,563)	(10,658)	(10,709)
Interest and other income (expense), net	199	(929)	(882)	(828)

Loss before reorganization items and income taxes	(7,504)	(14,240)	(9,421)	(15,021)
Reorganization items
Income tax expense (benefit)

Net loss	(7,504)	(14,240)	(9,421)	(15,021)
Preferred stock dividends and accretion (d)	(1,508)	(3,436)	(3,436)	(3,436)

Net loss applicable to common stockholders	$(9,012)	$(17,676)	$(12,857)	$(18,457)

Basic and diluted net loss per common share (c)	$(0.20)	$(0.34)	$(0.16)	$(0.21)

Basic and diluted weighted average common shares outstanding (c)	44,841,201	51,849,771	79,793,165	86,984,246

Balance Sheet Data (at period end):
Cash and cash equivalents (unrestricted)	$32,908	$28,350	$51,685	$56,209
Working capital (deficit)	23,924	(8,356)	4,801	1,286
Total assets	545,256	699,391	853,221	901,346
Long-term liabilities	198,367	289,287	289,451	290,705
Convertible redeemable preferred stock	25,833	58,348	58,348	58,348
Stockholders’ equity (deficit)	228,927	223,973	350,678	383,541

Other Financial Data:
Gross margin as a percentage of total operating revenues	51.1%	50.9%
Capital expenditures	13,084	20,548
Cash flows provided by (used in) operating activities	20,313	15,964
Cash flows used in investing activities	(14,386)	(30,248)
Cash flows (used in) provided by financing activities	(3,573)	(7,447)

(a)	Amounts charged to income for the year ended December 31, 2000 related to losses on the early termination of credit facility and early termination of indebtedness have been reclassified in accordance with Statement of Financial Accounting Standards No. 145.

(b)	In 2002, ITC^DeltaCom recorded special charges consisting of a write-down of impaired property and equipment of $223,000. In 2001, ITC^DeltaCom recorded special charges consisting of a write-down of impaired property and equipment of $23.0 million and a write-down of goodwill and other intangible assets of $51.4 million.

(c)	On June 25, 2002, ITC^DeltaCom filed a voluntary petition for reorganization under Chapter 11 of the United States bankruptcy code. The plan was confirmed on October 17, 2002 and became effective on October 29, 2002. Accordingly, ITC^DeltaCom reclassified its then-outstanding senior notes and convertible subordinated notes, which were subject to compromise in the reorganization, as “liabilities subject to compromise” before the effective date. Expenses related to the reorganization, such as professional fees and administrative costs, are classified as “reorganization items.” On the reorganization effective date, all shares of old common stock were canceled and new shares of common stock were issued.

(d)	Represents the payment of accrued dividends on preferred stock at an annual rate of 8%. All such dividends on each series of preferred stock outstanding since October 29, 2002 have been paid in additional shares of such series of preferred stock, which are valued solely for purposes of such dividends at $100 per share.

Selected Consolidated Financial Data of FDN

The following table sets forth FDN’s selected historical consolidated financial data. The selected historical statement of operations data for the year ended December 31, 2001 and the selected historical balance sheet data as of the end of such period have been derived from the consolidated financial statements that have been audited by Ernst & Young, LLP, independent auditors. The selected historical income statement data for the years ended December 31, 2002 and 2003 and the selected historical balance sheet data as of the end of such periods have been derived from the consolidated financial statements that have been audited by KPMG LLP. The selected historical consolidated financial data as of and for the six months ended June 30, 2004 and 2003 are unaudited, but include, in the opinion of FDN’s management, all adjustments, consisting of normal, recurring adjustments, necessary for a fair presentation of such data. The financial results as of and for the six months ended June 30, 2003 and 2004 are not necessarily indicative of results to be expected for the entire year or for any other period.

You should read the selected financial data below together with “Information About FDN–Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements, including the related notes, of FDN appearing elsewhere in this proxy statement/prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except share and per share data)					(unaudited)
Statements of Operation Data:
Revenues	$2,915	$17,464	$41,741	$69,076	$117,936	$51,911	$68,375

Cost of sales	1,296	8,291	20,588	27,802	46,304	20,138	26,193
Gross profit	1,619	9,173	21,153	41,274	71,632	31,773	42,182
Operating expenses	2,590	10,364	6,903	6,867	15,863	6,997	7,260
Selling, general, and administrative	9,010	24,094	46,626	48,626	56,765	25,820	30,048
Loss on impairment of long-lived assets	—	—	1,664	44,993	—	—	—

Total operating expenses	11,600	34,458	55,193	100,486	72,628	32,817	37,308

Operating income (loss)	(9,981)	(25,285)	(34,040)	(59,212)	(996)	(1,044)	4,874

Total other income (expense)	(1,166)	(4,547)	(9,713)	45,423	1,159	1,074	(48)

Net income (loss)	$(11,147)	$(29,832)	$(43,753)	$(13,789)	$163	$30	$4,826
Preferred stock dividends and accretion	1,407	3,279	7,952	963	4,788	2,015	3,058

Net loss or gain available to common stockholders	(12,554)	(33,111)	(51,705)	(14,752)	(4,625)	(1,984)	1,768
Net income (loss) per share (basic)	$(12.23)	$(32.13)	$(50.15)	$(3.67)	$(1.51)	$(0.47)	$0.95
Net income (loss) per share (diluted)	$(12.23)	$(32.13)	$(50.15)	$(3.67)	$(1.51)	$(0.47)	$0.12
Shares used to compute net income (loss) per share (basic)	1,026,651	1,030,569	1,031,077	4,018,147	3,053,412	4,263,916	1,854,564
Shares used to compute net income (loss) per share (diluted)	1,026,651	1,030,569	1,031,077	4,018,147	3,053,412	4,263,916	14,474,214

Balance Sheet Data (at period end):
Cash and cash equivalents, including restricted cash	$201	$822	$7,047	$5,615	$21,873	$23,983	$27,232
Working capital (deficit)	(3,221)	(11,540)	(64,821)	(1,642)	14,396	12,699	17,458
Total assets	32,158	63,979	88,998	36,850	69,776	74,723	78,222
Long-term obligations, net of current portion	19,477	38,064	—	—	262	99	164
Shareholders equity	7,262	6,139	7,486	22,157	48,667	48,527	53,498

Comparative Per Share Data

The following table summarizes per share information for the ITC^DeltaCom common stock on a historical basis and a pro forma basis and for the FDN common stock on a historical basis and an equivalent pro forma basis as of and for the year ended December 31, 2003 and as of and for the six months ended June 30, 2004. The earnings per share data were calculated using income (loss) from continuing operations. The pro forma earnings per share amounts do not include any adjustments to reflect potential expense reductions or revenue enhancements that may result from the merger. The pro forma data do not necessarily indicate the results of future operations or the actual results that would have occurred if the merger had been completed at the beginning of the periods presented. The pro forma financial data have been included in accordance with the rules of the SEC and are provided for comparative purposes only. Basic earnings per share are based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options and conversion of preferred stock, subject to anti-dilution limitations.

The ITC^DeltaCom pro forma earnings per share data include the adjusted operations of FDN for the year ended December 31, 2003 and the six months ended June 30, 2004 and adjustments attributable to the acquisition of BTI Telecom Corp. by ITC^DeltaCom and the issuance by ITC^DeltaCom of its Series B preferred stock, as if the BTI acquisition and Series B preferred stock issuance had occurred on January 1, 2003. The ITC^DeltaCom adjusted pro forma earnings per share data include the foregoing items and additional adjustments attributable to the proposed merger of NT Corporation with ITC^DeltaCom, as if all of these transactions had occurred on January 1, 2003. The ITC^DeltaCom “book value per share at period end” data give effect to the acquisition of FDN and NTC as if those acquisitions had occurred at the end of the applicable periods.

The FDN “equivalent” pro forma amounts are calculated by multiplying the unaudited ITC^DeltaCom pro forma per share amounts by 1.1949. The FDN equivalent adjusted pro forma amounts are calculated by multiplying the unaudited adjusted pro forma per share amounts by 1.1949. This conversion ratio represents the number of shares of ITC^DeltaCom common stock that FDN common stockholders will be entitled to receive in exchange for each share of FDN common stock based on the estimated fair value of $4.57 per share of ITC^DeltaCom common stock.

	As of and for the Year Ended December 31, 2003	As of and for the Six Months Ended June 30, 2004
	(unaudited)
ITC^DeltaCom Common Stock:
Loss attributable to shares of common stock:
Basic earnings per share:
Historical	$(0.61)	$(0.34)
Pro forma for the FDN merger	$(0.69)	$(0.16)
Adjusted pro forma for the NTC merger	$(0.83)	$(0.21)
Diluted earnings per share:
Historical	$(0.61)	$(0.34)
Pro forma for the FDN merger	$(0.69)	$(0.16)
Adjusted pro forma for the NTC merger	$(0.83)	$(0.21)
Book value per share at period end:
Historical	$5.17	$4.32
Pro forma for the FDN merger	$4.61	$4.41
Adjusted pro forma for the NTC merger	$4.60	$4.42
FDN Common Stock:
Loss attributable to shares of common stock:
Basic earnings per share:
Historical	$(1.51)	$0.95
Equivalent pro forma	$(0.82)	$(0.19)
Equivalent adjusted pro forma	$(0.99)	$(0.25)
Diluted earnings per share:
Historical	$(1.51)	$0.12
Equivalent pro forma	$(0.82)	$(0.19)
Equivalent adjusted pro forma	$(0.99)	$(0.25)
Book value per share at period end:
Historical	$15.94	$28.85
Equivalent pro forma	$5.51	$5.27
Equivalent adjusted pro forma	$5.50	$5.28

Market Price of and Dividends on ITC^DeltaCom and FDN Common Stock

ITC^DeltaCom

Market for Common Stock.  ITC^DeltaCom completed a plan of reorganization on October 29, 2002 under Chapter 11 of the United States bankruptcy code. Following the reorganization, the ITC^DeltaCom common stock was quoted on the OTC Bulletin Board from November 5, 2002 through December 23, 2003, when the ITC^DeltaCom common stock was listed and began trading on the Nasdaq SmallCap Market. Since March 5, 2004, the ITC^DeltaCom common stock has been listed on the Nasdaq National Market and has traded under the symbol “ITCD.”

The following table sets forth the high and low sale prices of the ITC^DeltaCom common stock from November 5, 2002 through                     , 2004:

2002	High	Low
Fourth Quarter (from November 5, 2002)	$3.00	$2.05

2003	High	Low
First Quarter	$2.40	$1.35
Second Quarter	3.05	1.50
Third Quarter	5.85	2.85
Fourth Quarter	6.22	3.85

2004	High	Low
First Quarter	$7.63	$5.90
Second Quarter	6.88	4.08
Third Quarter	5.84	4.05
Fourth Quarter (through , 2004)

On September 7, 2004, which was the last trading day before the public announcement of ITC^DeltaCom’s proposed mergers with FDN and NTC, the closing sale price of the ITC^DeltaCom common stock as reported by the Nasdaq National Market was $4.40 per share. On                     , 2004, which was the last trading day before the date of this proxy statement/prospectus, the closing sale price of the ITC^DeltaCom common stock as reported by the Nasdaq National Market was $             per share.

As of                     , 2004, which is the record date for the special meeting, ITC^DeltaCom had              holders of record of its common stock.

Dividend Policy.  ITC^DeltaCom has not declared or paid any cash dividends on its common stock and does not anticipate that it will pay cash dividends on its common stock in the foreseeable future. Future declaration and payment of cash dividends, if any, on ITC^DeltaCom’s common stock will be determined in light of factors deemed relevant by ITC^DeltaCom’s board of directors, including ITC^DeltaCom’s earnings, operations, capital requirements and financial condition and restrictions in its financing agreements. ITC^DeltaCom’s credit facilities and principal capital lease facilities limit its ability to pay cash dividends on its capital stock by prohibiting its operating subsidiaries from distributing funds to ITC^DeltaCom, Inc. for this purpose.

FDN

Market for Common Stock. There is no established public trading market for the FDN common stock.

As of September 30, 2004, FDN had 13 holders of record of its common stock and nine holders of record of its Series A preferred stock. As of the same date, 78 FDN employees held options to purchase a total of 371,016 shares of FDN common stock at weighted average exercise prices ranging from $.02 to $90 per share. All of such options will be fully vested as of the effective time of the merger and, to the extent not exercised and exchanged for ITC^DeltaCom common stock in the merger, will be canceled in the merger without the payment of any consideration.

Dividend Policy.  FDN has never declared or paid any cash dividends on its common stock or any series of its preferred stock and does not anticipate that it will pay cash dividends on its common stock or preferred stock in the foreseeable future.

RISK FACTORS

You should carefully consider the following risk factors together with all of the other information contained or incorporated by reference in this proxy statement/prospectus.

Risks Relating to the Merger

ITC^DeltaCom may fail to realize the anticipated benefits of its mergers with FDN and NTC.

ITC^DeltaCom’s future success will depend in significant part on its ability to realize the cost savings, operating efficiencies and new revenue opportunities it expects to result from the integration of the ITC^DeltaCom, FDN and NTC businesses. ITC^DeltaCom’s operating results and financial condition will be adversely affected if ITC^DeltaCom is unable to integrate successfully the operations of ITC^DeltaCom, FDN and NTC, fails to achieve or achieve on a timely basis such cost savings, operating efficiencies and new revenue opportunities, or incurs unforeseen costs and expenses or experiences unexpected operating difficulties that offset anticipated cost savings. In particular, the integration of FDN and NTC may involve, among other items, integration of sales, marketing, billing, accounting, quality control, management, personnel, payroll, regulatory compliance, network infrastructure and other systems and operating hardware and software, some of which may be incompatible with ITC^DeltaCom’s existing systems and therefore may need to be replaced. The integration of FDN and NTC may place significant strain on ITC^DeltaCom’s management, financial and other resources.

The cost savings estimates anticipated to result from the merger as set forth in this proxy statement/prospectus do not include non-recurring adjustments that ITC^DeltaCom will record in connection with the merger. In addition, the estimates are based upon ITC^DeltaCom’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. These assumptions are uncertain and are subject to significant business, economic and competitive conditions that are difficult to predict and often beyond the control of ITC^DeltaCom’s management.

The expected transaction costs of the merger will be substantial.

ITC^DeltaCom estimates that it will incur at least $1.9 million of direct transaction costs associated with the merger, which will reduce funds available for operations. These costs, which will consist primarily of financial advisory, legal and accounting fees, will be capitalized as a part of “purchase” accounting for the merger. The foregoing amount of these direct transaction costs is a preliminary estimate only, and ITC^DeltaCom may actually incur costs substantially in excess of this estimate.

Because the number of ITC^DeltaCom shares issuable in the merger is fixed, a decline in the market value of ITC^DeltaCom’s common stock before the merger closing will reduce the value of the merger consideration payable to FDN’s stockholders.

The number of shares of ITC^DeltaCom common stock that will be exchanged in the merger for shares of FDN common stock and preferred stock is fixed at 31,300,000 and will not be subject to increase or decrease based on changes in the market value of ITC^DeltaCom’s common stock before the merger closing. If the market value of ITC^DeltaCom’s common stock declines before the merger closing, the value of the merger consideration payable to FDN’s stockholders will be reduced. The market price of ITC^DeltaCom’s common stock at the effective time of the merger can be expected to vary from the market price as of September 7, 2004, the last full trading day prior to public announcement of the execution of the merger agreement, and from the market price as of the date of this proxy statement/prospectus, because of changes in the business, operations or prospects of ITC^DeltaCom or the combined company, market assessments of the likelihood that the merger will be completed and the timing thereof, general market and economic conditions, and other factors. FDN will not have the right to terminate the merger agreement if ITC^DeltaCom’s stock price declines.

The relative portion of the merger consideration payable to holders of FDN common stock is limited under FDN’s charter.

Under the terms of FDN’s charter, holders of FDN common stock will receive that portion of the merger consideration remaining after the liquidation preferences of the FDN Series A preferred stock have been paid in full. FDN’s board of directors has capped the fair value that may be attributed to ITC^DeltaCom’s common stock at $5.25 per share for purposes of determining the number of ITC^DeltaCom shares issuable to holders of the Series A preferred stock in payment of the liquidation preferences. Accordingly, holders of the FDN common stock will not receive any additional ITC^DeltaCom shares based on any increase in the value of the merger consideration if the market value of ITC^DeltaCom’s common stock increases above $5.25 per share before the merger closing.

Some FDN stockholders may receive a reduced amount of ITC^DeltaCom common stock in the merger if they are required to make indemnification payments to ITC^DeltaCom and its affiliates.

Of the ITC^DeltaCom shares issuable in the merger, a total of 3,356,606 shares payable to the principal FDN stockholders and the FDN management stockholders who receive merger consideration will be held in an escrow account until the later of March 15, 2006 and the first anniversary of the merger closing date and used to pay any claims for indemnification by ITC^DeltaCom or its affiliates based on specified breaches of the merger agreement by FDN or the principal FDN stockholders. If any payment of escrow shares is made to satisfy such claims, the foregoing FDN stockholders would realize less value in the merger from their investment in FDN. The payment of such claims could deplete all of the merger consideration in the escrow account which would otherwise be returned to such FDN stockholders after termination of the escrow account.

Some of FDN’s directors and executive officers and their affiliates have special interests with respect to the merger that may have influenced them to support or approve the merger.

Some of FDN’s directors and executive officers and their affiliates have interests in the merger that are different from, or in addition to, those of FDN’s stockholders generally. These interests could have made such directors, executive officers and affiliates more likely to support the merger and, in the case of the affiliates that executed the written consent of stockholders adopting the merger agreement, to approve the merger agreement than if they did not have such interests. The interests of FDN’s directors and executive officers include their appointment to positions as executive officers of ITC^DeltaCom, their potential receipt of change of control payments as a result of the merger, the assumption by ITC^DeltaCom of their stock restriction agreements in the merger, the accelerated vesting of their FDN stock options and restricted stock grants as a result of the merger, and their right to continued indemnification and insurance coverage by ITC^DeltaCom for acts or omissions occurring prior to the merger. In addition to their significant ownership of FDN’s preferred stock, the interests of the FDN stockholders affiliated with FDN’s directors include their corporate governance rights under the governance agreement with ITC^DeltaCom and other principal ITC^DeltaCom stockholders which they will enter into at the merger closing, their right to indemnification under the merger agreement, their right to have all of their ITC^DeltaCom common stock registered with the SEC for public sale after the merger, and their right to have FDN or the surviving corporation in the merger pay the legal and other expenses they will incur in connection with the merger agreement and the transactions contemplated by the merger agreement.

Failure to complete the merger could negatively affect ITC^DeltaCom and FDN.

If the merger is not completed for any reason, ITC^DeltaCom and FDN may be subject to a number of material risks, including the following:

•	the two companies will not realize the benefits expected from becoming part of a combined company, including a potentially enhanced competitive and financial position;

•	the price of ITC^DeltaCom’s common stock may decline to the extent that the current market price of the common stock reflects a market assumption that the merger will be completed;

•	current and prospective employees of the two companies may experience uncertainty about their future roles with the companies, which may adversely affect the ability of ITC^DeltaCom and FDN to attract and retain key management, marketing and technical personnel; and

•	some costs related to the merger, such as legal, accounting and some financial advisory fees, must be paid even if the merger is not completed.

Risks Relating to Ownership of ITC^DeltaCom Common Stock

The WCAS securityholders will be able to exercise significant influence over ITC^DeltaCom’s major corporate decisions after the mergers.

Upon completion of the FDN and NTC mergers, the WCAS securityholders will beneficially own ITC^DeltaCom capital stock representing approximately         % of the ITC^DeltaCom voting power and will have the right to designate four members to a 13-member board of directors of ITC^DeltaCom. If only the FDN merger is completed, the WCAS securityholders will beneficially own ITC^DeltaCom capital stock representing approximately         % of the ITC^DeltaCom voting power. As a result, holders of ITC^DeltaCom common stock after the merger will be subject to the following risks:

•	the WCAS securityholders will have the ability through their ownership of ITC^DeltaCom voting securities to exercise significant influence over the election of directors;

•	the WCAS securityholders will have the ability through their ownership of ITC^DeltaCom voting securities and their representation on the board of directors to exercise significant influence over other major decisions involving ITC^DeltaCom or its assets; and

•	the WCAS securityholders may have interests that differ from those of ITC^DeltaCom’s other stockholders, including as a result of significant investments by the WCAS securityholders and their affiliates in other telecommunications companies.

The holders of ITC^DeltaCom’s preferred stock have significant rights and preferences over the holders of the common stock.

The holders of ITC^DeltaCom’s Series A preferred stock and Series B preferred stock are entitled to receive cumulative dividends out of funds legally available for the payment of dividends. The payment of these preferred dividends will take priority over any payment of dividends on the common stock.

The holders of the preferred stock will have a claim against ITC^DeltaCom’s assets senior to the claim of the holders of the common stock in the event of ITC^DeltaCom’s liquidation, dissolution or winding-up. The aggregate amount of that senior claim is approximately $72.8 million as of October 1, 2004 and will increase thereafter as the preferred stock accrues dividends and if ITC^DeltaCom issues additional shares of preferred stock as payment-in-kind dividends or as indemnification payments under ITC^DeltaCom’s merger agreement with the WCAS securityholders pursuant to which ITC^DeltaCom acquired BTI Telecom Corp. in 2003.

The holders of ITC^DeltaCom’s preferred stock have other rights and preferences, including the right after the merger:

•	in the case of the holders of the Series B preferred stock, to convert their preferred stock into an increased number of shares of common stock as a result of antidilution adjustments;

•	to vote together with the holders of the common stock on an as-converted basis on all matters other than the election of directors;

•	in the case of the holders of the Series B preferred stock, to designate representatives to be appointed to ITC^DeltaCom’s board of directors and, voting together as a single class, to elect up to two directors; and

•	to consent to the creation and issuance of capital stock with rights equal to or superior to those of the Series A preferred stock or Series B preferred stock.

The interest in ITC^DeltaCom held by owners of the common stock after the merger will be subject to significant dilution from the preferred stock and warrants.

Holders of ITC^DeltaCom’s preferred stock and warrants are entitled to acquire a substantial percentage of ITC^DeltaCom common stock upon conversion or exercise of those securities. The amount of their future ownership of the common stock, and the related dilution to holders of the common stock, will depend on a number of factors, including the following:

•	The occurrence of antidilution adjustments to the conversion and exercise prices. Subject to limited exceptions, until October 6, 2005, the conversion price of the Series B preferred stock and the exercise price of warrants currently exercisable for 3,000,000 shares of ITC^DeltaCom common stock will be reduced each time, if any, that ITC^DeltaCom issues common stock, or options, warrants or other rights to acquire common stock, in capital-raising transactions or other transactions at a price per share of common stock which is less than the conversion or exercise price then in effect. A reduction in the applicable conversion or exercise price will increase the number of shares of common stock issuable upon conversion of the Series B preferred stock and exercise of such warrants. As of September 30, 2004, the conversion price of the Series B preferred stock is $3.00 per share of common stock and the exercise price of such warrants is $8.50 per share of common stock.

•	The period for which the preferred stock and warrants remain outstanding. The Series A preferred stock and Series B preferred stock are convertible in whole or in part into common stock at any time shares of such series of preferred stock are outstanding. ITC^DeltaCom is not required to redeem any preferred stock until October 29, 2012 and, except in limited circumstances, does not have the right to redeem any Series A preferred stock until October 29, 2005 or any Series B preferred stock until October 6, 2006. Each warrant is exercisable for common stock in whole or in part at any time through October 29, 2007, in the case of warrants currently exercisable for 1,020,000 shares of ITC^DeltaCom common stock, and through October 6, 2010, in the case of warrants currently exercisable for 3,000,000 shares of ITC^DeltaCom common stock.

•	The issuance of additional shares of preferred stock. ITC^DeltaCom has the right under the merger agreement for its acquisition of BTI Telecom Corp. to issue up to 150,000 additional shares of Series B preferred stock to the WCAS securityholders to satisfy indemnification obligations. In addition, ITC^DeltaCom has the option to pay dividends on the preferred stock either in cash or in additional shares of preferred stock valued at $100 per share solely for purpose of computing the dividend amount. If ITC^DeltaCom continues to pay dividends in additional shares of preferred stock, such payment-in-kind dividends shares also will be entitled to dividends, including any dividends paid in additional shares of preferred stock, and will be convertible into common stock at the same conversion price as the preferred stock with respect to which they were paid.

ITC^DeltaCom does not anticipate that it will pay cash dividends on its common stock.

ITC^DeltaCom has never paid cash dividends on its common stock and does not anticipate that it will pay cash dividends on its common stock in the foreseeable future. ITC^DeltaCom’s credit facilities and principal capital lease facilities limit ITC^DeltaCom’s ability to pay cash dividends on its common stock by prohibiting its operating subsidiaries from distributing funds to ITC^DeltaCom, Inc. for this purpose.

Future sales of ITC^DeltaCom’s common stock, preferred stock and warrants in the public market could lower the price of ITC^DeltaCom’s common stock and impair ITC^DeltaCom’s ability to raise funds in future securities offerings.

Future sales of a substantial number of shares of ITC^DeltaCom’s common stock or preferred stock or ITC^DeltaCom’s warrants in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of ITC^DeltaCom’s common stock and could make it more difficult for ITC^DeltaCom to raise funds through a public offering of its equity securities. ITC^DeltaCom has agreed to register with the SEC for public sale all of the ITC^DeltaCom common stock held by the principal FDN stockholders immediately following the merger closing and acquired by them thereafter. ITC^DeltaCom also has agreed to register with the SEC for public resale all of the ITC^DeltaCom securities held by the WCAS securityholders and all shares of the Series A preferred stock, all warrants and all shares of common stock issued in connection with the private offering of the Series A preferred stock in October 2002, and all additional shares of common stock issuable upon conversion of such preferred stock or upon exercise of such warrants. As of the merger closing date, after giving effect to the securities issuances to occur in connection with the merger, over              million shares of ITC^DeltaCom’s common stock, measured on a fully diluted basis, which will constitute over         % of all shares of common stock measured on such a basis, will be entitled to these registration rights.

FDN stockholders may have limited ability to recover against ITC^DeltaCom’s former independent auditors on some claims that could arise in connection with their acquisition of ITC^DeltaCom common stock in the merger.

After reasonable efforts, ITC^DeltaCom has been unable to obtain the consent of Arthur Andersen LLP, ITC^DeltaCom’s former independent auditors, to the incorporation by reference in this proxy statement/prospectus of Arthur Andersen’s report dated February 15, 2002 with respect to ITC^DeltaCom’s audited consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001. Under these circumstances, applicable SEC rules permit ITC^DeltaCom to file this proxy statement/prospectus without a written consent from Arthur Andersen. The absence of such a consent may limit recovery by FDN stockholders on some claims. For example, FDN stockholders will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the incorporated audited financial statements. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, may be limited as a practical matter due to the events involving Arthur Andersen.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward-looking statements, including statements as to the expected date of the closing of the merger, future financial and operating results, benefits and synergies of transactions in which ITC^DeltaCom has engaged or proposed to engage, tax treatment of the merger, future opportunities and other effects, results or aspects of the merger, ITC^DeltaCom’s expected financial condition and liquidity, revenues, cash flow and other operating results, cost savings, operational efficiencies and other potential benefits of its combination with FDN, business strategy and other planned events and expectations. Forward-looking statements often include words or phrases such as “will likely result,” “expect,” “will continue,” “anticipate,” “may,” “estimate,” “intend,” “plan,” “project,” “outlook,” “seek” or similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of ITC^DeltaCom and FDN. These risks and uncertainties are difficult to predict and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors which could cause actual results to differ from expectations include those discussed under “Risk Factors.” The results of operations of ITC^DeltaCom and FDN may be adversely affected by one or more of these factors. These factors do not include all factors which might affect the business and financial condition of the two companies. ITC^DeltaCom cautions you not to place undue reliance on these forward-looking statements, which reflect the view of the managements of ITC^DeltaCom and FDN only as of the date of this proxy statement/prospectus. ITC^DeltaCom does not intend, and undertakes no obligation, to update any forward-looking statement, except to the extent required by law.

THE ITC^DELTACOM SPECIAL MEETING

This proxy statement/prospectus, together with a notice of special meeting and a form of proxy, is being provided to holders of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock in connection with the solicitation of proxies by the ITC^DeltaCom board of directors for use at a special meeting of ITC^DeltaCom stockholders to be held on                     , 2004, at          a.m., local time, at ITC^DeltaCom’s offices at 1791 O.G. Skinner Drive, West Point, Georgia, or at any adjournment or postponement of that meeting.

This proxy statement/prospectus and the accompanying notice of special meeting and form of proxy are first being mailed to ITC^DeltaCom stockholders on or about                     , 2004.

Matters to be Considered

At the special meeting, stockholders of record of ITC^DeltaCom as of the close of business on                     , 2004 will be asked to take the following actions:

1.	to consider and vote upon a proposal, which we refer to as the “FDN merger proposal,” to approve the issuance of ITC^DeltaCom common stock in connection with the merger pursuant to the merger agreement;

2.	to consider and vote upon a proposal, which we refer to as the “charter amendment proposal,” to approve an amendment to ITC^DeltaCom’s certificate of incorporation to increase the maximum number of directors constituting the entire ITC^DeltaCom board of directors to 17 directors;

3.	to consider and vote upon a proposal, which we refer to as the “stock incentive plan proposal,” to approve an amendment to the Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan to increase the number of shares of ITC^DeltaCom common stock authorized for issuance under the plan from 7,300,000 shares to 11,300,000 shares;

4.	to consider and vote upon a proposal, which we refer to as the “NTC merger proposal,” to approve the issuance of ITC^DeltaCom common stock pursuant to an Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Inc., NT Corporation, Starlight Florida Co. and the named stockholders of NTC;

5.	to consider and vote upon a proposal, which we refer to as the “retention plan proposal,” to approve the NT Corporation 2004 Management Employee Retention Plan, which will be assumed by ITC^DeltaCom in connection with its proposed merger with NTC; and

6.	to transact such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Because ITC^DeltaCom’s wholly owned subsidiaries, rather than ITC^DeltaCom, will merge with FDN and NTC, ITC^DeltaCom’s stockholders are not required under Delaware law, and are not being asked by ITC^DeltaCom, to adopt either merger agreement or to approve either merger. ITC^DeltaCom is asking stockholders to approve each of the foregoing proposals, other than the charter amendment proposal, in accordance with the shareholder approval requirements of the Nasdaq Stock Market, on which ITC^DeltaCom’s common stock is listed. These Nasdaq Marketplace Rules include the following:

•	NASD Rule 4350(i)(1)(C), which is applicable to the FDN merger proposal and the NTC merger proposal and which requires shareholder approval prior to the issuance by ITC^DeltaCom of its securities in connection with the acquisition of stock of another company if the number of shares of ITC^DeltaCom common stock to be issued is or will be equal to or in excess of 20% of the number of shares of ITC^DeltaCom common stock outstanding before the issuance; and

•	NASD Rule 4350(i)(1)(A), which is applicable to the stock incentive plan proposal and the retention plan proposal and which generally requires shareholder approval of any stock option or purchase plan or other equity compensation arrangement pursuant to which stock options or capital stock may be acquired by officers, directors, employees or consultants of ITC^DeltaCom, and of any material amendment to any such plan or arrangement.

Approval of the merger proposal will constitute stockholder approval of any issuance by ITC^DeltaCom, at its election, of shares of its common stock pursuant to the merger agreement in payment of any claim for indemnification made against ITC^DeltaCom by the principal FDN stockholders under the merger agreement, as described under “Terms of the Merger Agreement–Indemnification.”

Approval of both the FDN merger proposal and the charter amendment proposal is a condition to the obligations of ITC^DeltaCom and FDN to complete the FDN merger. If the charter amendment proposal is approved by stockholders, the charter amendment will become effective immediately prior to completion of the FDN merger.

Approval of both the NTC merger proposal and the retention plan proposal is a condition to the obligations of ITC^DeltaCom and NTC to complete the NTC merger. If the retention plan proposal is approved by stockholders, the retention plan will be assumed by ITC^DeltaCom in connection with the NTC merger. The prior completion of the FDN merger is a condition to the obligations of ITC^DeltaCom and NTC to complete the NTC merger.

If stockholders approve the stock incentive plan proposal, the proposed amendment to the stock incentive plan will become effective only upon completion of the FDN merger.

Recommendation of Board of Directors

ITC^DeltaCom’s board of directors has unanimously approved the FDN merger agreement and determined that the proposed merger with FDN is fair to, and in the best interests of, ITC^DeltaCom and its stockholders. The board of directors unanimously recommends that ITC^DeltaCom stockholders vote “FOR” each of the three proposals presented in this proxy statement/prospectus.

Record Date and Voting Rights

Record Date.  The ITC^DeltaCom board of directors has fixed             , 2004 as the record date for determining the ITC^DeltaCom stockholders who are entitled to notice of, and to vote, at the special meeting. Only holders of record of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting.

As of             , 2004,              shares of ITC^DeltaCom common stock,              shares of ITC^DeltaCom Series A preferred stock and              shares of ITC^DeltaCom Series B preferred stock were outstanding.

Voting Rights.  Each holder of ITC^DeltaCom common stock is entitled to one vote at the special meeting for each share held by such stockholder as of the record date, which represented a total of              votes entitled to vote at the special meeting.

Holders of the ITC^DeltaCom Series A preferred stock and Series B preferred stock are entitled to vote on an “as-converted” basis together with the holders of the common stock as a single class on all matters presented for a vote to the holders of the ITC^DeltaCom common stock, other than the election of directors. Accordingly, the holders of the ITC^DeltaCom Series A preferred stock and Series B preferred stock are entitled to vote on such an as-converted basis at the special meeting on each proposal scheduled for consideration at the special meeting. Holders of the ITC^DeltaCom Series A preferred stock and Series B preferred stock are entitled to cast a number of votes equal to the number of shares of ITC^DeltaCom common stock into which each such series of preferred stock was convertible as of the record date for the special meeting. Each holder of any of the              shares of ITC^DeltaCom Series A preferred stock outstanding as of the record date is entitled to cast              votes at the special meeting for each such share held by the stockholder and each holder of any of the              shares of ITC^DeltaCom Series B preferred stock outstanding as of the record date is entitled to cast              votes at the special meeting for each such share held by the stockholder. As of the record date, holders of the ITC^DeltaCom Series A preferred stock and Series B preferred were entitled to cast a total of approximately              votes and              votes, respectively, at the special meeting.

Quorum.  The holders of outstanding shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock representing a majority of the total votes entitled to vote at the special meeting, present in person or by proxy, will constitute a quorum at the special meeting. Votes cast in person or by proxy at the special meeting will be tabulated by the inspector of election appointed for the special meeting, who will determine whether a quorum is present. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting.

Broker Non-Votes.  Broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the exchanges and other self-regulatory organizations of which the broker-dealers are members, vote the shares of their customers on routine proposals when they have not received instructions from the customer. Under these rules, brokers may not vote shares of their customers on other matters without instructions from their customers. A broker non-vote occurs with respect to any proposal when a broker holds shares of a customer in its name and is not permitted to vote on that proposal without instruction from the beneficial owner of the shares and no instruction is given.

Voting and Revocability of Proxies

Voting.  The proxy accompanying this proxy statement/prospectus is solicited on behalf of ITC^DeltaCom’s board of directors for use at the special meeting with respect to a vote on the FDN merger proposal, the charter amendment proposal and the stock incentive plan proposal. ITC^DeltaCom has provided separate proxy cards with respect to these proposals for holders of the common stock, Series A preferred stock and Series B preferred stock, respectively. Stockholders also may vote their shares with respect to these proposals through the Internet or by telephone by following the instructions provided on the enclosed proxy cards. ITC^DeltaCom’s board of directors is soliciting proxies for use at the special meeting with respect to the NTC merger proposal and the retention plan proposal pursuant to a separate proxy statement/prospectus which accompanies this proxy statement/prospectus to ITC^DeltaCom stockholders.

ITC^DeltaCom stockholders are requested to complete, date and sign the applicable proxy card and promptly return it in the accompanying envelope. Shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock that are represented by a properly executed proxy, if such proxy is received in time and not revoked, will be voted at the special meeting with respect to the FDN merger proposal, the charter amendment proposal and the stock incentive plan proposal according to the instructions indicated in the proxy. If no instructions are indicated, the shares will be voted “FOR” approval of each of the proposals listed on the proxy card. Discretionary authority is provided in the proxy as to any matters not specifically referred to in the proxy. The board of directors is not aware of any other matters that are likely to be brought before the special meeting. If any other matter is properly presented at the special meeting for action, the persons named in the accompanying proxy will vote on such matter in their own discretion.

Revocability of Proxies.  A vote through the Internet or by telephone may be revoked by executing a later-dated proxy card, by subsequently voting through the Internet or by telephone, or by attending the special meeting and voting in person. A stockholder executing a proxy card also may revoke the proxy at any time before it is exercised by giving written notice revoking the proxy to ITC^DeltaCom’s Secretary, by subsequently filing another proxy bearing a later date or by attending the special meeting and voting in person. Attending the special meeting will not automatically revoke a stockholder’s prior Internet or telephone vote or the stockholder’s proxy. All written notices of revocation or other communications with respect to revocation of the enclosed proxies should be addressed to:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

Attention: Secretary.

Vote Required

FDN Merger Proposal (Proposal 1).  Assuming a quorum is present at the special meeting, the FDN merger proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the total votes represented by the shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Votes may be cast for, against or as abstentions with respect to the FDN merger proposal. Abstentions with respect to the FDN merger proposal will have the same effect as a vote against the proposal. Broker non-votes will not affect whether the FDN merger proposal is adopted.

Charter Amendment Proposal (Proposal 2).  The charter amendment proposal will be approved upon receipt of the affirmative vote of the holders of shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock, voting together as a single class, that represent a majority of the votes of all such shares outstanding as of the record date and entitled to vote on the proposal. Votes may be cast for, against or as abstentions with respect to the charter amendment proposal. Abstentions and broker non-votes with respect to the charter amendment proposal will have the same effect as a vote against the proposal.

Stock Incentive Plan Proposal (Proposal 3).  Assuming a quorum is present at the special meeting, the incentive plan proposal will be approved upon receipt of the affirmative vote of the holders of a majority of the total votes represented by the shares of ITC^DeltaCom common stock, Series A preferred stock and Series B preferred stock, voting together as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Votes may be cast for, against or as abstentions with respect to the incentive plan proposal. Abstentions with respect to the incentive plan proposal will have the same effect as a vote against the proposal. Broker non-votes will not affect whether the incentive plan proposal is approved.

Approval of the FDN merger proposal and the incentive plan proposal is required under the Nasdaq Marketplace Rules. As a result, approval of each such proposal must satisfy the voting requirements of these rules as well as the requirements of Delaware law summarized above. Under the Nasdaq Marketplace Rules, approval of the FDN merger proposal and the incentive plan proposal requires an affirmative “majority of the votes cast.” The Nasdaq Stock Market does not count abstentions or broker non-votes as “votes cast.” Accordingly, for purposes of the Nasdaq Marketplace Rules, abstentions and broker non-votes will not affect whether the FDN merger proposal or the incentive plan proposal is approved.

Under a voting agreement with FDN, Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. have agreed to vote at the special meeting all of the ITC^DeltaCom voting securities which such holders have the right to vote in favor of the FDN merger proposal and the charter amendment proposal. These two stockholders collectively beneficially own ITC^DeltaCom common stock and Series B preferred stock representing approximately         % of the total votes represented by all ITC^DeltaCom common stock and preferred stock as of the record date for the special meeting. Each of these stockholders also has agreed to give the persons named in the accompanying proxy an irrevocable proxy authorizing such persons to vote the stockholder’s shares in favor of the FDN merger proposal and the charter amendment proposal. If these stockholders vote their ITC^DeltaCom common stock and Series B preferred stock in accordance with the voting agreement, ITC^DeltaCom stockholder approval of these proposals is assured. See “Terms of Other Agreements–WCAS Voting Agreement” for more information about this voting agreement.

Solicitation of Proxies

ITC^DeltaCom will pay the cost of this proxy solicitation. In addition to the solicitation of proxies by use of the mails, officers and other employees of the ITC^DeltaCom and its subsidiaries may solicit proxies by personal interview, telephone, facsimile, e-mail and telegram. None of these individuals will receive compensation for such services, which will be performed in addition to their regular duties. ITC^DeltaCom also expects to make arrangements with brokerage firms, banks, custodians and other fiduciaries to forward proxy solicitation materials for shares held of record by them to the beneficial owners of such shares. ITC^DeltaCom will reimburse such persons for their reasonable out-of-pocket expenses in forwarding such materials.

A list of stockholders entitled to vote at the special meeting will be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of ten days before the meeting at ITC^DeltaCom’s offices at 1791 O.G. Skinner Drive, West Point, Georgia 31833, and at the time and place of the meeting during the whole time of the meeting.

THE MERGER

The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Appendix A and is incorporated in this document by reference.

General

Under the terms of the merger agreement, at the effective time of the merger, a wholly owned subsidiary of ITC^DeltaCom will be merged with and into FDN. FDN will be the surviving corporation of the merger and will become a wholly owned subsidiary of ITC^DeltaCom upon completion of the merger.

At the effective time of the merger, the outstanding shares of FDN common stock and Series A preferred stock will be converted into the right to receive a total of 31,300,000 shares of ITC^DeltaCom common stock. Each share of FDN common stock and each share of FDN Series A preferred stock will be converted into the right to receive ITC^DeltaCom common stock based on exchange ratios for the FDN common stock and Series A preferred stock which will be determined at the time of the merger according to formulas contained in the merger agreement and described under “Terms of the Merger Agreement–Merger Consideration.” ITC^DeltaCom will pay FDN stockholders cash instead of any fractional share of common stock to which they are entitled at a price based on the volume-weighted average trading price of the common stock on the Nasdaq National Market for the 20 consecutive trading days ending on the second business day before the merger closing date. Each option or warrant to purchase FDN capital stock which is outstanding at the effective time of the merger will be canceled without the payment of any consideration.

At the effective time of the merger, ITC^DeltaCom’s board of directors will be increased in size from 11 to 13 members and will initially consist of nine of the current 11 directors, three new directors designated for appointment by the principal FDN stockholders and one new director designated for appointment by the principal NTC stockholders.

Following the merger, ITC^DeltaCom will be managed by executive officers who will include the following persons:

•	Larry Williams, Chairman and Chief Executive Officer;

•	Leo J. Cyr, currently President and Chief Operating Officer of NTC, as Chief Operating Officer;

•	Douglas A. Shumate, Chief Financial Officer;

•	Andrew M. Walker, President, Strategic Services;

•	Michael P. Gallagher, currently Chief Executive Officer of FDN, as President, Business Services;

•	J. Thomas Mullis, Senior Vice President-Legal and Regulatory; and

•	Kenneth J. Meister, currently Chief Financial Officer of FDN, as Executive Vice President, Corporate Development.

Background of the Merger

ITC^DeltaCom Acquisition Strategy.  ITC^DeltaCom’s business strategy includes pursuing acquisition opportunities in the southeastern United States arising from ongoing consolidation within the telecommunications industry. Since 2000, the telecommunications industry has experienced increasing merger, acquisition and restructuring activity as larger companies, specialized equity funds and other entities have pursued acquisitions of small competitive carriers and more substantial companies have undergone reorganization as a result of their high level of indebtedness, reduced access to public and private capital sources, impaired asset values and adverse industry trends. In addition to the strategic advantages of these transactions, the resulting consolidation generally permits the acquirors to benefit from economies of scale, increased net purchasing power, more efficient use of personnel and other cost savings.

ITC^DeltaCom seeks to supplement its internal growth with a program of selective acquisitions that it believes will enable it to add customers, increase penetration in its current markets and achieve additional network efficiencies. ITC^DeltaCom’s strategy is to enhance its competitive position by increasing its local presence and reducing its reliance on the incumbent telephone companies, so that it can maintain control over customer service. ITC^DeltaCom emphasizes acquisitions through issuances of its common stock that it expects will enable it to reduce its debt as a percentage of its total capitalization following the integration of the acquired company and the realization of anticipated cost savings.

In October 2003, ITC^DeltaCom completed its acquisition of BTI Telecom Corp., a facilities-based integrated communications services provider serving markets in the southeastern United States, in an all-stock merger transaction. The inclusion of BTI’s assets and operations in ITC^DeltaCom’s business since October 2003 has contributed to a significant increase in the size of ITC^DeltaCom’s business and has enabled ITC^DeltaCom to generate significant operational efficiencies and cost savings.

Prior to and during the period in which FDN and ITC^DeltaCom engaged in discussions regarding a possible business combination, as described below, FDN purchased wholesale communications services from ITC^DeltaCom in the ordinary course of business. For these services, ITC^DeltaCom generated revenue of approximately $59,681 for the six months ended June 30, 2004, $105,881 for 2003, $126,764 for 2002 and $328,674 for 2001.

Chronology of Events Leading up to the Merger Agreement.  In December 2003 and January 2004, ITC^DeltaCom’s management had discussions with Miller Buckfire Lewis Ying & Co., LLC, or MBLY, a financial advisory and investment banking firm, regarding telecommunications providers in the southeastern United States who might be approached by ITC^DeltaCom to discuss possible business combinations.

On April 7, 2004, Larry F. Williams, Chairman and Chief Executive Officer of ITC^DeltaCom, and Douglas A. Shumate, Senior Vice President-Chief Financial Officer of ITC^DeltaCom, met with Michael P. Gallagher, Chief Executive Officer of FDN, in Orlando, Florida, at the invitation of Mr. Williams. At the meeting, these officers engaged in exploratory discussions regarding the concept of a business combination between ITC^DeltaCom and FDN, and addressed issues that included the valuation of FDN, potential operating synergies, and procedures for the commencement of due diligence investigations.

On the same date, ITC^DeltaCom and FDN signed a non-disclosure agreement pursuant to which ITC^DeltaCom agreed to maintain, and to cause its affiliates and representatives to maintain, as confidential specified information received from FDN in connection with a proposed transaction, and FDN agreed to maintain, and to cause its affiliates and representatives to maintain, as confidential specified information received from ITC^DeltaCom for the same purpose.

On April 16, 2004, ITC^DeltaCom engaged MBLY to provide it with financial advisory services and to act as ITC^DeltaCom’s financial advisor and investment banker in connection with a possible business combination with FDN.

Beginning during the week of April 19, 2004, ITC^DeltaCom and FDN, together with their financial and legal advisors, exchanged financial, business and legal due diligence materials and conducted initial due diligence.

On April 23, 2004, ITC^DeltaCom communicated to FDN a proposal providing that the merger consideration would consist of 25,300,000 shares of ITC^DeltaCom common stock. Based on the $6.41 closing sale price of the ITC^DeltaCom common stock on the Nasdaq National Market on such date, the aggregate merger consideration under this proposal would have been valued at $162.2 million.

On April 27, 2004, ITC^DeltaCom’s board of directors met in a regularly scheduled meeting to discuss the status of contacts and discussions with various telecommunications companies, including FDN and NTC, that were being evaluated by ITC^DeltaCom’s management for a possible business combination transaction. During the period before and shortly after this meeting, ITC^DeltaCom engaged in exploratory discussions with five other competitive carriers about potential business combinations or purchases of assets. ITC^DeltaCom did not pursue any of these acquisition opportunities because ITC^DeltaCom and the other company were unable to reach agreement on the relative valuations of the two companies, because the other company terminated or suspended discussions, or because the other company accepted an acquisition offer from a third party. ITC^DeltaCom entered into merger negotiations with FDN because of management’s assessment that a combination with FDN would satisfy ITC^DeltaCom’s acquisition criteria described above.

On May 10, 2004, members of the senior managements of ITC^DeltaCom and FDN met at ITC^DeltaCom’s headquarters in West Point, Georgia, to discuss strategic issues in the context of a possible business combination between the two companies. The members of ITC^DeltaCom’s senior management attending the meeting includes Messrs. Williams and Shumate, Andrew M. Walker, President, Business Services, Bradford A. Birdwell, Vice President-Corporate Development, and John W. Braukman, III, then Chief Operating Officer. The members of FDN’s senior management attending the meeting included Mr. Gallagher and Kenneth J. Meister, Chief Financial Officer. The representatives generally discussed the operations and strategic plans of both companies and addressed the different categories of potential operating synergies that might be achieved in a business combination, the magnitude of such potential synergies as independently estimated by each company, and the appropriate accounting treatment for a business combination.

On June 2, 2004, members of the senior managements of the two companies, together with representatives of ITC^DeltaCom’s financial advisor, met in West Point, Georgia, to discuss the terms of a potential business combination. The meeting was attended by Messrs. Williams and Shumate, on behalf of ITC^DeltaCom, and Messrs. Gallagher and Meister, on behalf of FDN. At this meeting, ITC^DeltaCom agreed to FDN’s proposal to increase the merger consideration by 5,000,000 shares to 30,300,000 shares of ITC^DeltaCom common stock. Based on the $5.73 closing sale price of the ITC^DeltaCom common stock on the Nasdaq National Market on such date, the aggregate merger consideration under this proposal would have been valued at $173.6 million. The two management teams also exchanged views on the structure of a combination and the board composition and management of the combined company.

During the period from July 6, 2004 to July 8, 2004, ITC^DeltaCom’s management, internal counsel and financial advisor conducted due diligence on-site at the Orlando, Florida headquarters of FDN, which included a review of financial and accounting materials. During this period, representatives of ITC^DeltaCom and FDN discussed business, financial and legal due diligence matters, and exchanged information concerning each company’s network services, sales, customer service, line costs, information technology issues and product development. The two companies also discussed post-merger integration issues, including potential cost savings, operating synergies, and human resources matters. During this period, ITC^DeltaCom’s independent registered public accounting firm reviewed FDN’s financial information and other accounting matters.

On July 27, 2004, ITC^DeltaCom’s board of directors met in a regularly scheduled meeting at which ITC^DeltaCom’s senior management advised the directors of the status of discussions with FDN and provided the directors with information regarding FDN and its business. Management’s presentation included estimates of potential cost savings that could result from a combination transaction and the estimated effects on ITC^DeltaCom’s operating results a transaction could have for different amounts of merger consideration and at different levels of synergy realization. ITC^DeltaCom’s financial advisor presented to the board of directors its analysis of strategic trends and capital markets activity in the telecommunications sector and an overview of the FDN proposal. Following consideration of these presentations, the board of directors directed ITC^DeltaCom’s management to proceed with the negotiation and documentation of the proposed transaction.

On August 3, 2004, members of the managements of the two companies engaged in a telephonic conference, in which ITC^DeltaCom’s financial advisor also participated, to discuss financial projections prepared by management of each of the two companies, which information was not and is not publicly available. Members of the ITC^DeltaCom management participating in the telephonic conference included Mr. Shumate, Mr. Birdwell, and Shane Sanders, Director-Financial Planning and Analysis. Members of the FDN management participating in the telephonic conference included Messrs. Gallagher and Meister and Shane Streufert, Senior Financial Analyst. The discussions regarding financial projections included the financial modeling of ITC^DeltaCom and FDN.

On August 17, 2004, members of senior management of ITC^DeltaCom and FDN, together with their legal advisors, met in Atlanta, Georgia, to review and negotiate the terms of the proposed transaction. Representatives of ITC^DeltaCom’s financial advisor also attended the meeting. Members of ITC^DeltaCom management attending the meeting included Messrs. Williams, Shumate, Birdwell and J. Thomas Mullis, Senior Vice President-Legal and Regulatory. Messrs. Gallagher and Meister represented FDN at the meeting. The principal transaction terms negotiated by the two companies included the merger consideration, operating covenants, conditions to closing, indemnification, and the registration rights to be granted to the principal FDN stockholders. The meeting participants agreed that the amount of merger consideration would not be adjusted based on increases or decreases in the market value of ITC^DeltaCom’s common stock before the merger closing date. The participants also engaged in discussions and negotiations regarding the employment agreements of FDN’s executive management team and the change of control payments that would be triggered by the proposed transaction under such agreements. The participants discussed the operations of the combined company, including the location of the corporate headquarters, the integration plan, and the strategy for ensuring continuity of service for existing FDN customers.

On August 18, 2004, ITC^DeltaCom and FDN agreed to increase the merger consideration by 1,000,000 shares to 31,300,000 shares of ITC^DeltaCom common stock. Based on the $4.74 closing sale price of the ITC^DeltaCom common stock on the Nasdaq National Market on such date, the aggregate merger consideration under this proposal would have been valued at $148.4 million.

Beginning on August 18, 2004, ITC^DeltaCom and FDN, with the assistance of their respective advisors, intensified due diligence activities, communications coordination, and the negotiation and preparation of drafts of the merger agreement and the other transaction documents. During this period, representatives of the WCAS securityholders and the principal FDN stockholders participated in a number of telephonic conferences to negotiate matters relating to the corporate governance of the combined company and the registration rights that would be granted to the principal FDN stockholders. In these negotiations, the principal FDN stockholders indicated that they would not seek shelf registration rights for the public resale of their ITC^DeltaCom shares if, as they agreed to do, the WCAS securityholders would waive their existing shelf registration rights as of the merger closing date.

On August 26, 2004, Larry Williams and John Williams, Vice President-Human Resources of ITC^DeltaCom, met with Messrs. Gallagher and Meister in Orlando, Florida, to discuss employment arrangements of the combined company and other human resources matters.

On August 31, 2004, the ITC^DeltaCom board of directors met in a special meeting, with some directors participating by telephone. At this meeting, Mr. Williams and other members of management reviewed the proposed transaction with the board of directors, including the strategic reasons for the transaction, FDN’s financial condition and business operations, the results of ITC^DeltaCom’s business, legal and financial due diligence review, the integration plan, and the terms of the transaction. The board of directors also considered and discussed the terms of the merger agreement and other transaction documents, and considered the material business and legal issues that remained to be negotiated. ITC^DeltaCom’s financial advisor made a preliminary presentation to the ITC^DeltaCom board of directors regarding the valuation of FDN and other financial matters. The board of directors considered the foregoing information provided by ITC^DeltaCom’s senior management and financial advisor, but took no action to approve the transaction at the meeting.

On September 6, 2004, the board of directors of ITC^DeltaCom met in a special meeting by telephonic conference to discuss the effects of hurricane Frances on the proposed transaction and to review the status of negotiations relating to the definitive merger documentation.

On September 6, 2004, the FDN board of directors met in a special meeting to consider and approve the proposed transaction. This meeting followed several other in-person FDN board meetings and conference calls held during the period from May 2004 through September 2004 at which various aspects of the proposed transaction were reviewed and discussed. At the meeting on September 6, 2004, the FDN board of directors reviewed the proposed transaction, including the strategic reasons for the transaction and the principal financial and other terms of the transaction. Following its deliberations, the FDN board of directors unanimously approved the merger agreement and the transactions contemplated by it and declared the merger agreement advisable and in the best interests of FDN and FDN’s stockholders. During the period in which FDN was engaged in negotiations with ITC^DeltaCom concerning the proposed merger, FDN had considered several alternatives to the proposed merger, including business combination transactions with other competitive local exchange carriers and continuing to operate as an independent business. The FDN board of directors had assessed the relative strengths and weaknesses of these alternative transactions, including anticipated transaction values, operational and financial risks, probability and timing of completion, and the expected competitive position of the combined company. Of the alternatives considered, the FDN board of directors determined that the short-term and long-term interests of FDN’s stockholders would best be served by the proposed merger with ITC^DeltaCom, primarily as a result of the potential operating benefits and cost savings expected to result from the proposed merger, as well as the proposed nature and amount of merger consideration to be received by FDN’s stockholders.

On September 8, 2004, the ITC^DeltaCom board of directors, with one director absent, met in a special meeting by telephonic conference to consider the proposed transaction. Mr. Williams advised the directors of the resolution of the remaining businesses and legal issues, and of the related changes to the merger agreement and other transaction documents. Representatives from MBLY presented to ITC^DeltaCom’s board of directors a summary of the strategic rationales for the merger and its financial analyses related to the proposed transaction. In addition, MBLY delivered its oral opinion, subsequently confirmed in writing, that, as of that date and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by MBLY, the merger consideration to be paid to the holders of FDN capital stock under the FDN merger agreement was fair, from a financial point of view, to ITC^DeltaCom. Upon completing its deliberations, the board of directors of ITC^DeltaCom, with one director absent, unanimously approved the merger agreement and the related documents and the transactions contemplated by those agreements, declared the merger to be fair to, and in the best interests of, ITC^DeltaCom and ITC^DeltaCom’s stockholders, and resolved to recommend that ITC^DeltaCom’s stockholders approve the issuance of ITC^DeltaCom common stock in connection with the merger and related matters.

On September 8, 2004, immediately following the foregoing actions by ITC^DeltaCom’s board of directors, the parties executed the merger agreement and related transaction documents, and ITC^DeltaCom issued a press release announcing the proposed transaction.

Recommendation of ITC^DeltaCom’s Board of Directors; ITC^DeltaCom’s Reasons for the Merger

ITC^DeltaCom’s board of directors believes that the merger with FDN is fair to, and in the best interests of, ITC^DeltaCom and ITC^DeltaCom’s stockholders. Accordingly, ITC^DeltaCom’s board of directors has unanimously approved the merger agreement and unanimously recommends that ITC^DeltaCom’s stockholders vote “FOR” approval of the issuance by ITC^DeltaCom of its common stock in connection with the merger pursuant to the merger agreement.

In reaching its decision to approve the merger with FDN, ITC^DeltaCom’s board of directors, with the assistance of ITC^DeltaCom’s financial and legal advisors, considered and analyzed a number of factors, including those reviewed by the board of directors at the meetings described above. Because ITC^DeltaCom intends to complete its merger with NTC promptly after its merger with FDN, the board of directors considered the FDN transaction on a standalone basis and in the context of a combination of all three companies. The following were the material factors considered by ITC^DeltaCom’s board of directors in determining to approve the merger agreement and the merger:

Strategic Benefits in Consolidating Industry. The ITC^DeltaCom board of directors considered recent trends in the telecommunications industry, particularly the trend toward consolidation, and management’s view that the mergers with FDN and NTC would further ITC^DeltaCom’s strategic objective of supplementing its internal growth with a program of selective acquisitions that it believes will enable it to add customers, increase penetration in its current markets and achieve additional network efficiencies. ITC^DeltaCom’s board took into account the prospect that the combinations with FDN and NTC would strengthen ITC^DeltaCom’s competitive position in its primary eight-state market by broadening its facilities-based market coverage and enhancing its portfolio of communications solutions. In this regard, the board of directors considered management’s assessment that, based on data as of June 30, 2004, the merger between ITC^DeltaCom and FDN alone would:

•	increase the total number of business customers served by ITC^DeltaCom from 50,000 to more than 105,000 business customers;

•	increase market penetration in seven key markets in Florida and Georgia;

•	increase the number of ITC^DeltaCom’s voice switches from 29 to 35; and

•	increase the number of ITC^DeltaCom’s installed access lines by approximately 48%, from approximately 378,000 to more than 550,000 total lines.

The board of directors also considered management’s assessment that, based on data as of June 30, 2004, the mergers between ITC^DeltaCom and FDN and between ITC^DeltaCom and NTC would:

•	increase the total number of business customers served by ITC^DeltaCom from 50,000 to more than 120,000 business customers;

•	increase the number of markets served by ITC^DeltaCom throughout the southeastern United States from 40 to 52 markets;

•	increase the number of ITC^DeltaCom’s voice switches from 29 to 48; and

•	increase the number of ITC^DeltaCom’s installed access lines by approximately 65%, from approximately 378,000 to more than 635,000 total lines.

The board of directors took into account management’s view that market penetration by the combined company would be facilitated by the overlap in geographic areas and types of customers served by the three companies and by the integrated delivery of similar of complementary voice and data communications services over the combined company’s own facilities.

The board of directors took into account management’s view that the improved asset infrastructure, financial resources and position of the combined company in the southeastern United States would enhance the combined company’s ability to exploit revenue opportunities and pursue acquisitions of additional businesses.

Potential Cost Savings. The ITC^DeltaCom board of directors considered the operating efficiencies and cost savings that management expects could result from the combination of the ITC^DeltaCom, FDN and NTC businesses. ITC^DeltaCom’s board considered management’s estimates that the mergers with FDN and NTC could create opportunities for the following cost savings:

•	based solely on ITC^DeltaCom’s merger with FDN, annualized cost savings of $10 to $13 million within 18 to 24 months after the FDN merger closing, $7 million of which are expected to be realized within the first twelve months after the FDN merger closing; and

•	based on ITC^DeltaCom’s mergers with both FDN and NTC, total annualized cost savings, including cost savings from the FDN merger shown above, of $25 to $30 million within 18 to 24 months after the two merger closings, $20 million of which are expected to be realized within the first twelve months after the merger closings.

The board of directors took into account management’s expectation that ITC^DeltaCom will be able to realize the following types of cost savings from each merger:

•	savings in compensation and benefits costs, by reducing the total number of employees of the merged companies;

•	savings in cost of services, by increasing utilization of ITC^DeltaCom’s switches and network assets, eliminating duplicative network costs, and transitioning each company’s voice and data traffic from previously leased long-haul facilities to ITC^DeltaCom’s combined fiber optic network; and

•	savings in other selling, operations and administration costs, by eliminating duplicative facilities, consolidating back office systems, and eliminating redundant professional services and other corporate overhead costs.

ITC^DeltaCom’s board considered that the foregoing cost savings estimates by management do not include non-recurring adjustments that ITC^DeltaCom will record in connection with the mergers, and that the estimates are based upon management’s assumptions concerning a number of factors, including operating efficiencies, the consolidation of functions, and the integration of operations, systems, marketing methods and procedures. The board of directors considered the difficulties inherent in successfully integrating the FDN and NTC businesses at the same time and the risk that the potential benefits of the combinations with FDN and NTC identified above might not be realized fully or within a reasonable time after completion of the mergers.

ITC^DeltaCom historically has generated a net loss from operations. Among the pro forma financial effects of the merger reviewed by it, the board of directors considered management’s assessment that the merger would be slightly dilutive to the combined company’s projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for 2005 and slightly accretive to the combined company’s projected EBITDA for 2006.

Mitigation of Regulatory Risk. The ITC^DeltaCom board of directors considered management’s view of the regulatory advantages expected to result from the addition of a significant number of unique colocations with local telephone companies from FDN and NTC and the consequent enhancement of ITC^DeltaCom’s facilities-based platform. The board of directors took into account management’s estimate that, based on data as of June 30, 2004:

•	the merger between ITC^DeltaCom and FDN alone would increase the number of ITC^DeltaCom’s unique colocations with local telephone companies from approximately 235 to over 350 unique colocations; and

•	the mergers between ITC^DeltaCom and FDN and between ITC^DeltaCom and NTC would increase the number of ITC^DeltaCom’s unique colocations with local telephone companies from approximately 235 to over 400 unique colocations.

ITC^DeltaCom’s board considered management’s assessment that, by enhancing ITC^DeltaCom’s ability to convert customers from service using unbundled network element programs, or UNE-P, to service over the combined company’s own facilities, the addition of these unique colocations would reduce the potential adverse effects on ITC^DeltaCom’s business of recent FCC actions that allow incumbent local telephone companies to seek state regulatory authority to stop providing some unbundled network elements to competitive communications companies.

Improved Financial Position. The ITC^DeltaCom board of directors considered management’s assessment that FDN’s existing cash resources and proven ability to generate significant operating cash flows, together with FDN’s lack of material indebtedness, would enhance the liquidity of the combined company and provide it with greater financial flexibility. In addition to reviewing management’s evaluation of FDN’s historical financial performance and prospects, the board of directors considered that, as a condition to ITC^DeltaCom’s obligation to complete the FDN merger, FDN would be permitted to have a maximum of $1.3 million of indebtedness and, as a specified date prior to the merger closing date, would be required to have a cash balance of at least $16.5 million and specified working capital of at least $16.5 million, in each case subject to specified adjustments. ITC^DeltaCom’s board also took into account management’s view that the combined company’s strengthened financial position would enhance ITC^DeltaCom’s ability to refinance its $240 million principal amount of credit facility indebtedness on more favorable terms. ITC^DeltaCom will be required through June 30, 2006 to repay an increasing amount of its $184 million of outstanding borrowings under its senior credit facility and thereafter through June 30, 2008 to repay an increasing amount of its $55.7 million of outstanding borrowings under its junior credit facility. In considering the potential financial impact of integrating NTC into the combined company, the board of directors took into account NTC’s impaired liquidity position and the fact that NTC has experienced operating losses and generated negative cash flow from operations since inception. The board of directors considered management’s view that, in light of the cost savings anticipated to result from the mergers of ITC^DeltaCom with FDN and NTC and the prospective contribution of NTC to the operations of the combined company, the combination of NTC with ITC^DeltaCom and FDN would not materially reduce the anticipated financial benefits of the FDN merger.

Opinion of Financial Advisor to ITC^DeltaCom. The ITC^DeltaCom board of directors considered the oral opinion of MBLY delivered on September 8, 2004 to the board of directors and subsequently confirmed in writing, a copy of which opinion is attached as Appendix B to this proxy statement/prospectus, that as of the date of that opinion, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by MBLY, the merger consideration to be paid to the holders of FDN capital stock under the FDN merger agreement was fair, from a financial point of view, to ITC^DeltaCom.

Terms and Conditions of the Merger Agreement. The ITC^DeltaCom board of directors considered the terms and conditions of the FDN merger agreement and the related transaction documents. In its review, the board of directors considered that the merger consideration would be a fixed number of shares of ITC^DeltaCom common stock and that a decrease in the share price before the merger closing date would not obligate ITC^DeltaCom to issue additional shares or provide FDN with a right to terminate the merger agreement. ITC^DeltaCom’s board also took into account, among other provisions of the merger agreement, the closing conditions that would require FDN to have minimal indebtedness and a specified cash balance and working capital, the covenant in the merger agreement that would obligate the principal FDN stockholders to indemnify ITC^DeltaCom or its affiliates for specified breaches of the merger agreement, the merger share escrow provisions that would facilitate enforcement of potential indemnification claims by ITC^DeltaCom, and provisions that would obligate ITC^DeltaCom to indemnify the principal FDN stockholders or their affiliates for specified breaches of the merger agreement, including provisions that would permit ITC^DeltaCom to satisfy any indemnification claims in common stock rather than cash. The board of directors also considered, among other provisions of the related transaction documents, the changes to ITC^DeltaCom’s existing corporate governance arrangements that would result from the proposed amendments to its existing governance agreement and the potential impact of the registration rights that would be granted to the principal FDN stockholders on ITC^DeltaCom’s common stock price and its ability to raise funds in future securities offerings.

Other Considerations. The ITC^DeltaCom board of directors took into account the risks that the expected direct transaction costs of the FDN merger could be significantly greater than anticipated, that the failure to complete the merger could negatively affect ITC^DeltaCom and that, if the merger is completed, FDN may have significant unexpected liabilities and contingencies. ITC^DeltaCom’s board of directors also considered the interests of FDN’s executive officers, directors and affiliates discussed under “–Interests of FDN Directors, Executive Officers and Stockholders” and the interests of the WCAS securityholders discussed under “–Interests of ITC^DeltaCom’s Stockholders.”

The foregoing summary of the factors considered by ITC^DeltaCom’s board of directors is not intended to be exhaustive, but is believed to include all material factors considered by it. In view of the variety of factors considered in connection with its evaluation of the merger, ITC^DeltaCom’s board of directors did not find it practicable to, and did not, quantify or otherwise assign relative or specific weight to these factors. In addition, individual members of ITC^DeltaCom’s board of directors may have given different weight to different factors.

FDN’s Reasons for the Merger

At a meeting on September 6, 2004, FDN’s board of directors unanimously approved the merger agreement and the transactions contemplated by it and declared the merger agreement advisable and in the best interests of FDN and FDN’s stockholders. In reaching its recommendation, the FDN board consulted with FDN’s management, stockholders and legal advisors and considered the following factors, among others:

•	the short-term and long-term interests of FDN which its board of directors believes will be served by combining FDN with a larger company, including the prospect that the combined company will benefit from greater competitiveness, significant operating efficiencies and cost savings, a strengthened financial position, and an enhanced platform to pursue additional acquisitions;

•	the short-term and long-term interests of FDN’s stockholders its the board of directors believes will be served by the merger, which will provide FDN’s stockholders liquidity in their investment through their interest in a publicly traded company;

•	current market conditions contributing to increasing consolidation within the telecommunications industry and favoring a combination transaction to realize fair value for FDN’s stockholders;

•	the terms of the merger agreement and related agreements and the fact that the merger is expected to qualify as a tax free reorganization; and

•	the likelihood that the transactions contemplated by the merger agreement would be successfully completed.

FDN’s board of directors also considered the interests of FDN’s executive officers, directors and affiliates discussed under “–Interests of FDN Directors, Executive Officers and Stockholders.”

Opinion of Financial Advisor to ITC^DeltaCom

MBLY acted as financial advisor to ITC^DeltaCom in connection with its proposed merger with FDN. At the September 8, 2004 meeting of the ITC^DeltaCom board of directors, MBLY rendered its oral opinion to the ITC^DeltaCom board of directors, subsequently confirmed in writing, that, as of that date, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by MBLY, the merger consideration to be paid to the holders of FDN capital stock under the merger agreement with FDN was fair, from a financial point of view, to ITC^DeltaCom.

The full text of MBLY’s opinion, dated September 8, 2004, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by MBLY in connection with its opinion, is attached as Appendix B to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We urge you to read this opinion carefully and in its entirety. MBLY’s opinion was directed to the ITC^DeltaCom board of directors and addressed only the fairness, from a financial point of view, to ITC^DeltaCom of the merger consideration to be paid to holders of FDN capital stock. The opinion does not address any other aspect of the transaction or constitute a recommendation to any ITC^DeltaCom stockholder as to how to vote. MBLY expressed no opinion as to the merits of the underlying decision by ITC^DeltaCom to engage in the merger or the prices at which the ITC^DeltaCom common stock will trade following the announcement of the merger. The following summary is qualified in its entirety by reference to the full text of the MBLY opinion.

In connection with rendering its opinion, MBLY, among other things:

•	reviewed internal financial statements and other business, financial and operating data concerning ITC^DeltaCom and FDN prepared by the managements of ITC^DeltaCom and FDN, respectively;

•	reviewed certain financial forecasts prepared by the management of ITC^DeltaCom;

•	reviewed certain publicly available information concerning ITC^DeltaCom, and certain internal analyses and other information furnished to it by ITC^DeltaCom, including ITC^DeltaCom’s business plan for the combined company;

•	reviewed the reported prices and trading activity of ITC^DeltaCom common stock;

•	reviewed the operating metrics, valuation and other characteristics of certain publicly traded companies deemed comparable to ITC^DeltaCom and FDN, in whole or in part;

•	reviewed the financial terms, to the extent publicly available, of selected business combination transactions that it deemed comparable, in whole or in part;

•	reviewed the terms of the merger agreement and certain related documents;

•	held discussions with members of the senior managements of ITC^DeltaCom and FDN regarding the business and prospects of their respective companies and the joint prospects of the combined company;

•	reviewed current industry prospects, including the regulatory environment and consolidation trends; and

•	performed other analyses and considered other factors as it deemed appropriate.

In preparing its opinion, MBLY did not assume responsibility for the independent verification of, and did not independently verify, the information considered in connection with the rendering of its opinion, whether publicly available or furnished to it, including, without limitation, any financial information, forecasts or projections. Accordingly, for purposes of its opinion, MBLY assumed and relied upon the accuracy and completeness of all such information. MBLY did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of ITC^DeltaCom or FDN. With respect to the financial forecasts and projections made available to MBLY and used in its analysis, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies, or Synergies, expected by ITC^DeltaCom and FDN to be achieved as a result of the merger, MBLY assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ITC^DeltaCom as to the matters covered thereby. In rendering its opinion, MBLY expressed no view as to the reasonableness of any such forecasts and projections, including such Synergies, or the assumptions on which they are based. MBLY’s opinion was necessarily based upon economic, market and other conditions as in effect on, the information made available to MBLY as of, and the financial condition of ITC^DeltaCom and FDN on, the date of its opinion.

In rendering its opinion, MBLY assumed that, in all respects material to its analysis:

•	the representations and warranties of ITC^DeltaCom and its merger subsidiary, FDN and FDN’s principal stockholders contained in the merger agreement were true and correct;

•	the parties to the merger agreement will perform all of their covenants and agreements under the merger agreement; and

•	all conditions to the parties’ obligations to complete the merger will be satisfied without any waiver.

MBLY also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the merger agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either ITC^DeltaCom or FDN is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on ITC^DeltaCom or FDN or materially reduce the contemplated benefits of the merger to ITC^DeltaCom. In addition, MBLY was advised by ITC^DeltaCom, and accordingly assumed for purposes of its opinion, that the transaction will be tax-free to each of ITC^DeltaCom and FDN and the holders of FDN capital stock.

Financial Analysis of the Financial Advisor to ITC^DeltaCom

The material financial analyses performed by MBLY in connection with rendering its September 8, 2004 opinion are summarized below. The financial analyses performed by MBLY are widely recognized in the financial advisory industry and are among those most commonly used to value companies in the context of an acquisition transaction. The summaries set forth below do not purport to be a complete description of the financial analyses performed by MBLY. In arriving at its fairness determination, MBLY did not assign specific weights to particular analyses. These summaries include information presented in tabular format. In order to understand fully the financial analyses used by MBLY, the tables must be read together with the text of each summary. In performing the analyses described below, MBLY assumed, with the consent of ITC^DeltaCom management, that FDN will have approximately $23.5 million in cash and no material indebtedness at the closing of the merger. Furthermore, in rendering its opinion and in performing the analyses described below, at the request of ITC^DeltaCom, MBLY considered the FDN merger on a standalone basis and did not assume the completion of ITC^DeltaCom’s proposed merger with NTC.

Selected Comparable Companies Analysis.  MBLY performed a selected comparable companies analysis of FDN. The purpose of this analysis was to estimate the value of FDN by comparing it to companies that MBLY deemed to be comparable to FDN that were traded in the public markets in terms of multiples of commonly used financial measures. A multiple is derived by dividing a company’s enterprise value by the relevant financial measure. The enterprise value of a company is determined by adding the total value of its outstanding equity and indebtedness and subtracting the value of its excess cash. The companies and financial measures that MBLY used for this purpose are described below. Once MBLY ascertained the range of multiples of these financial measures at which these companies were traded, it applied these multiples to the corresponding financial measures of FDN in order to derive a range of estimated enterprise values for FDN. MBLY compared the enterprise valuation range arrived at through the analysis to the estimated enterprise value of FDN implied by the aggregate value of the merger consideration to be paid by ITC^DeltaCom to holders of FDN capital stock less the amount of cash that ITC^DeltaCom estimated FDN would have at closing.

The companies that MBLY deemed to be comparable, in whole or part, to FDN for purposes of this analysis were all publicly traded competitive local exchange carriers, or CLECs, and consisted of the following:

Choice One Communications Inc.,

ITC^DeltaCom, Inc.,

McLeodUSA Incorporated,

Mpower Holding Corporation,

Pac-West Telecomm, Inc.,

Talk America Holdings, Inc.,

Time Warner Telecom Inc.,

US LEC Corp.,

XO Communications, Inc. and

Z-Tel Technologies, Inc.

The financial measures used by MBLY for the purpose of this analysis were the following:

•	enterprise value as a multiple of last quarter annualized revenue;

•	enterprise value as a multiple of 2004 estimated revenue;

•	enterprise value as a multiple of last quarter annualized earnings before interest, taxes, depreciation and amortization, or EBITDA; and

•	enterprise value as a multiple of 2004 estimated EBITDA

For the last two fiscal measures, MBLY evaluated the EBITDA of FDN with and without the benefit of estimated Synergies expected to be achieved as a result of the proposed transaction. Synergy estimates and estimates of FDN’s 2004 revenue and EBITDA were provided to MBLY by ITC^DeltaCom management.

In developing the reference ranges of valuation multiples used in its analysis, MBLY considered a variety of other factors in addition to the selected company data, including differences in physical infrastructure, differences in customer base, geographic presence, business model, operational growth and margin profiles, cash flow and liquidity profiles, financial planning and reporting capabilities, the applicable regulatory environment and capital markets sentiment.

The following table presents the reference range multiples used by MBLY in its analysis, along with the FDN enterprise value implied by the multiples analysis. FDN statistics were based on historical results and projections provided by ITC^DeltaCom management. Dollar figures are in millions.

Metric	FDN Metric	Reference Range Multiples	Enterprise Valuation Range
Last quarter annualized revenue	$137.8	0.70x – 0.90x	$96.4 – $124.0

2004 estimated revenue	$139.7	0.70x – 0.90x	$97.8 – $125.7

Last quarter annualized EBITDA (without Synergies)	$17.3	6.0x – 7.5x	$103.5 – $129.4

Last quarter annualized EBITDA (with Synergies)	$27.3	6.0x – 7.5x	$163.5 – $204.4

2004 estimated EBITDA (without Synergies)	$16.2	6.0x – 7.0x	$97.0 – $113.2

2004 estimated EBITDA (with Synergies)	$26.2	6.0x – 7.0x	$157.0 – $183.2

MBLY calculated the estimated enterprise value for FDN in the proposed merger of $114.2 million by subtracting FDN’s assumed cash balance at closing of approximately $23.5 million from the aggregate value of the merger consideration to be paid by ITC^DeltaCom, based on the ITC^DeltaCom common stock closing price on September 7, 2004, of $137.7 million. MBLY observed that the estimated enterprise value of FDN in the proposed merger was within the estimated enterprise valuation ranges implied by three of the metrics used in the comparable companies analysis, above the estimated valuation range implied by one of these metrics and below the estimated valuation ranges implied by the other two of these metrics, and that the results of this analysis taken as a whole therefore supported the conclusion that the merger consideration was fair from a financial point of view to ITC^DeltaCom.

Selected Precedent Transactions Analysis.  MBLY performed a selected precedent transactions analysis of FDN. The purpose of this analysis was to estimate the value of FDN by comparing the enterprise value for FDN implied by the merger consideration in the proposed transaction to the valuation by acquirors of other target companies that MBLY deemed comparable to FDN in prior business combination transactions in terms of a range of multiples of the last quarter annualized revenues of such companies. MBLY applied this range of precedent transaction multiples to FDN’s last quarter annualized revenues in order to derive a range of estimated enterprise values for FDN. MBLY compared this enterprise valuation range to the estimated enterprise value implied by the aggregate value of the merger consideration to be paid by ITC^DeltaCom to holders of FDN capital stock less the amount of cash that ITC^DeltaCom estimated FDN would have at closing.

The prior business combinations involving companies that MBLY considered to be comparable, in whole or in part, to FDN were as follows:

Announcement Date	Target	Acquiror
July 2004	ICG Communications	M/C Ventures /Columbia Capital
March 2004	Focal Communications	Corvis Corporation
February 2004	Allegiance Telecom	XO Communications
December 2003	ATX Communications	Leucadia National Corp.
August 2003	CTC Communications	Columbia Ventures
July 2003	BTI Telecom	ITC^DeltaCom

In developing the reference range of valuation multiples used in its analysis, MBLY considered a variety of other factors in addition to the selected precedent transaction data, including factors similar to those taken into account in arriving at reference range multiples used in the “Selected Comparable Companies Analysis” described above.

No selected comparable transaction identified above was identical to the proposed merger. Because the circumstances surrounding each of the comparable transactions analyzed were specific to each transaction and due to the inherent differences between the time periods, businesses, operations, and prospects of the acquired companies included in the selected transactions, MBLY believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent acquisition comparables analysis. Instead, in arriving at the reference range multiples MBLY made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of FDN and such acquired companies.

The following table presents the reference range multiples used by MBLY in its analysis, along with the FDN enterprise value implied by the multiples analysis. FDN statistics were based on historical results provided by ITC^DeltaCom management. Dollar figures are in millions.

Metric	FDN Metric	Reference Range Multiple	Enterprise Valuation Range
Last quarter annualized revenue	$137.8	0.50x – 0.80x	$68.9 – $110.2

MBLY observed that the estimated enterprise value of FDN in the proposed merger of $114.2 million, which was calculated by subtracting FDN’s assumed cash balance at closing of approximately $23.5 million from the aggregate value of the merger consideration to be paid by ITC^DeltaCom, based on the ITC^DeltaCom common stock closing price on September 7, 2004, of $137.7 million, was modestly in excess of the estimated enterprise valuation range produced by this analysis. MBLY concluded that this analysis was of limited utility for purposes of valuing FDN since the financial circumstances of the target companies considered were weaker than those of FDN.

Discounted Cash Flow Analyses.  MBLY performed discounted cash flow analyses of FDN, which were designed to calculate a range of implied enterprise valuations for FDN on the basis of the present value of the after-tax free cash flows that FDN could generate. ITC^DeltaCom management provided MBLY with projections of FDN’s after-tax free cash flows that were the basis of these analyses. These projections included estimated Synergies, costs to achieve such Synergies and other transaction related costs. Using these projections, MBLY calculated (1) FDN’s estimated free cash flow for the 2005 and 2006 fiscal years and (2) an implied value of FDN at the end of the 2006 fiscal year, which we refer to as the terminal value, based on ITC^DeltaCom’s projections for fiscal year 2006 and EBITDA multiples ranging from 6.0x to 8.0x, and derived using a multiples analysis similar to that described above under “Selected Comparable Companies Analysis.” MBLY then discounted these values to the present using discount rates ranging from 15.0% to 20.0% in order to establish an implied enterprise valuation range for FDN. The EBITDA multiple range was selected based on MBLY’s judgment with reference to public market and public transaction multiples. The range of discount rates was principally based on MBLY’s judgment with reference to the weighted average cost of capital of ITC^DeltaCom and other CLECs and based on estimates of rates of return that private equity investors would require for a similar type investment in FDN. After-tax free cash flow is calculated as EBITDA less cash taxes, changes in working capital and capital expenditures. MBLY then compared the aggregate value of the merger consideration to be paid to the holders of FDN capital stock to the estimated enterprise valuation range implied by this analysis.

The following table presents the range of FDN enterprise values implied by the resulting discounted cash flow valuation ranges. Dollar figures are in millions.

Enterprise Valuation Range
Present value of cash flows	$ 4.5 – $ 5.1
Present value of terminal value	$116.1 – $168.5
Total	$120.6 – $173.6

MBLY observed that the estimated enterprise value of FDN in the proposed merger of $114.2 million, which was calculated by subtracting FDN’s assumed cash balance at closing of approximately $23.5 million from the aggregate value of the merger consideration to be paid by ITC^DeltaCom, based on the ITC^DeltaCom common stock closing price on September 7, 2004, of $137.7 million, was below the estimated enterprise valuation range produced by this analysis, and that the results of this analysis therefore supported the conclusion that the merger consideration was fair from a financial point of view to ITC^DeltaCom.

Accretion/Dilution Analysis.  MBLY analyzed certain pro forma effects of the merger. Based on this analysis, MBLY computed the resulting accretion to ITC^DeltaCom’s estimated EBITDA for the fiscal years ending 2005 and 2006 as a result of the proposed transaction. MBLY noted that the merger would be 1.8% dilutive and 3.8% accretive to ITC^DeltaCom’s estimated EBITDA for the fiscal years ending 2005 and 2006, respectively, and that the results of this analysis, taken as a whole, therefore supported the conclusion that the merger consideration was fair from a financial point of view to ITC^DeltaCom. To calculate these pro forma EBITDA estimates, MBLY used forward estimates of projected financial performance for ITC^DeltaCom and the combined company that were provided by ITC^DeltaCom management.

Contribution Analysis.  MBLY performed a contribution analysis for ITC^DeltaCom and FDN. The purpose of this analysis was to calculate the relative contributions of ITC^DeltaCom and FDN with respect to certain estimated financial statistics of the pro forma combined company. MBLY then compared those figures to the relative pro forma enterprise value and equity value of the combined company representing the contribution of FDN and ITC, respectively, after the consummation of the proposed transaction.

The following table presents the relative contributions of ITC^DeltaCom and FDN with respect to the estimated financial statistics of the pro forma combined company that MBLY considered for purposes of its analysis. The relative contribution of certain Synergies expected by ITC^DeltaCom management to result from the proposed transaction are noted where Synergies have been taken into account.

	Pro Forma FDN Contribution	Pro Forma Synergies	Pro Forma ITC^DeltaCom Contribution
Last quarter annualized revenue	19%	—	81%
Last quarter annualized EBITDA (with Synergies)	15%	9%	76%
Last quarter annualized EBITDA minus net interest expense (with Synergies)	18%	11%	71%

MBLY observed that the relative contributions of ITC^DeltaCom, on the one hand, and FDN together with the Synergies expected to result from the proposed transaction, on the other hand, with respect to the last quarter annualized revenue and last quarter annualized EBITDA statistics, compared favorably to the pro forma share of the combined company’s enterprise value representing the contribution of ITC^DeltaCom and FDN of 84% and 16%, respectively. ITC^DeltaCom’s enterprise value was calculated based on the company’s closing stock price on September 7, 2004. MBLY compared the relative contributions of FDN and ITC^DeltaCom for these statistics to pro forma enterprise value in the combined company because this comparison was most appropriate given that these statistics did not reflect the relative indebtedness of ITC^DeltaCom and FDN immediately prior to the closing of the merger. MBLY also observed that the relative contributions of ITC^DeltaCom and FDN with respect to the last quarter annualized EBITDA minus net interest expense statistic compared slightly less favorably to the pro forma share of the combined company’s equity value to be held by holders of ITC^DeltaCom and FDN capital stock of 68% and 27%, respectively. For purposes of this comparison, MBLY treated separately FDN’s assumed closing cash balance of $23.5 million, which represented 5% of the combined company’s estimated pro forma equity value based on ITC^DeltaCom’s closing stock price on September 7, 2004. MBLY observed that the contribution analysis, taken as a whole, supported the conclusion that the merger consideration was fair from a financial point of view to ITC^DeltaCom.

In connection with the review of the merger by the ITC^DeltaCom board of directors, MBLY performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Such an opinion, therefore, is not necessarily susceptible to partial analysis or summary description. MBLY believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion.

In performing its analyses, MBLY made, and was provided by ITC^DeltaCom and FDN management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of ITC^DeltaCom and FDN. Analyses based on estimates or forecasts of future results are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates or forecasts, and neither ITC^DeltaCom, FDN, MBLY nor any other person assumes responsibility if future results are materially different from those estimates or forecasts. The analyses performed were prepared solely as part of MBLY’s analysis of the fairness from a financial point of view to ITC^DeltaCom of the merger consideration and were prepared in connection with the delivery by MBLY of its opinion, dated September 8, 2004, to the ITC^DeltaCom board of directors. The analyses do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

The merger consideration and other terms of the merger agreement were determined through arm’s length negotiations between ITC^DeltaCom and FDN and were approved by ITC^DeltaCom’s and FDN’s boards of directors. MBLY did not recommend any specific purchase price or form of consideration to ITC^DeltaCom or that any specific purchase price or form of consideration constituted the only appropriate consideration for the transaction. Although MBLY provided advice to ITC^DeltaCom during the course of these negotiations, the decision to enter into the merger agreement was solely that of the ITC^DeltaCom board of directors. As described above, the opinion and presentations of MBLY to the ITC^DeltaCom board of directors were only one of a number of factors taken into consideration by the ITC^DeltaCom board of directors in making its determination to approve the merger agreement. MBLY’s analyses summarized above should not be viewed as determinative of the opinion of the ITC^DeltaCom board of directors with respect to the value of FDN or of whether the ITC^DeltaCom board of directors would have been willing to agree to a different purchase price or form of consideration. MBLY’s opinion was provided to the ITC^DeltaCom board of directors to assist it in connection with its consideration of the merger agreement and did not constitute a recommendation to any holder of ITC^DeltaCom capital stock as to how to vote with respect to any matter relating to the merger agreement.

Upon management’s recommendation following consideration of other potential candidates, ITC^DeltaCom’s board of directors selected MBLY as financial advisor in connection with the transaction based on MBLY’s qualifications, expertise, reputation and experience in mergers and acquisitions, particularly in the telecommunications industry. ITC^DeltaCom has retained MBLY pursuant to an engagement letter dated April 16, 2004. A fee of $500,000 became payable to MBLY for delivery of its opinion to the ITC^DeltaCom board of directors and is fully creditable against the transaction fee described below. ITC^DeltaCom has agreed to pay MBLY a transaction fee equal to 1% of the value of the aggregate consideration paid by ITC^DeltaCom in the event the proposed merger with FDN is consummated, which fee is estimated to be approximately $             million based on ITC^DeltaCom’s closing stock price of $             on                     , 2004 and assuming that FDN will have approximately $23.5 million in cash and no indebtedness at closing. The aggregate of the opinion fee and any transaction fee paid to MBLY may not exceed $1.8 million. Regardless of whether the merger or any alternative transaction is consummated, ITC^DeltaCom has also agreed to reimburse MBLY for its expenses incurred in performing its services, including fees and expenses of its counsel. In addition, ITC^DeltaCom has agreed to indemnify MBLY and related parties against liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of MBLY’s engagement.

MBLY is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. ITC^DeltaCom has separately retained MBLY to act as its financial advisor in connection with the proposed merger of NT Corporation with ITC^DeltaCom. ITC^DeltaCom has agreed to pay MBLY a transaction fee equal to $700,000 in the event the proposed merger with NT Corporation is consummated. MBLY has, from time to time, been retained by Welsh, Carson, Anderson & Stowe or its affiliates, which beneficially own ITC^DeltaCom common stock and preferred stock representing         % of the voting power of all outstanding ITC^DeltaCom securities as of the date of this proxy statement/prospectus, to provide financial advisory services for which MBLY has received compensation. During the two-year period ended on the date of this proxy statement/prospectus, such compensation totaled approximately $             million.

Interests of FDN Directors, Executive Officers and Stockholders

Some of the directors, executive officers and stockholders of FDN have interests in the merger that are different from, or in addition to, the interests generally of FDN’s stockholders.

Employment by ITC^DeltaCom.  Michael P. Gallagher, who is currently FDN’s Chief Executive Officer, has accepted employment with ITC^DeltaCom after the merger closing as ITC^DeltaCom’s President, Business Services. Mr. Gallagher will be paid a base salary at an initial annual rate of $270,000 and will be eligible to receive an annual cash bonus initially equal to up to 60% of his base salary. ITC^DeltaCom will guarantee payment of the maximum potential annual cash bonus for 2005. Upon the effectiveness of his appointment, but subject to approval of the compensation committee of ITC^DeltaCom’s board of directors, Mr. Gallagher will be granted stock units under ITC^DeltaCom’s stock incentive plan for 150,000 shares of ITC^DeltaCom common stock, which will vest in one-third installments on each of the first, second and third anniversaries of the grant date. Mr. Gallagher also will be eligible to receive annual grants of stock units and other awards under the stock incentive plan and will receive medical, life insurance and other welfare benefits comparable to those afforded to ITC^DeltaCom’s other executive officers.

Kenneth J. Meister, who is currently FDN’s Chief Financial Officer, has accepted employment with ITC^DeltaCom after the merger closing as ITC^DeltaCom’s Executive Vice President, Corporate Development. Mr. Meister will be paid a base salary at an initial annual rate of $230,000 and will be eligible to receive an annual cash bonus initially equal to up to 60% of his base salary. ITC^DeltaCom will guarantee payment of the maximum potential annual cash bonus for 2005. Upon the effectiveness of his appointment, but subject to approval of the compensation committee of ITC^DeltaCom’s board of directors, Mr. Meister will be granted stock units under ITC^DeltaCom’s stock incentive plan for 125,000 shares of ITC^DeltaCom common stock, which will vest in one-third installments on each of the first, second and third anniversaries of the grant date. Mr. Meister also will be eligible to receive annual grants of stock units and other awards under the stock incentive plan and will receive medical, life insurance and other welfare benefits comparable to those afforded to ITC^DeltaCom’s other executive officers.

Before the merger closing date, Messrs. Gallagher and Meister will enter into employment agreements with ITC^DeltaCom that will contain provisions relating to employment term and termination, severance compensation, and other customary matters.

Change of Control Payments.  Under their employment agreements with FDN, Donald Boerema, who is currently FDN’s Chief Operating Officer, and Matthew Blocha, who is currently FDN’s Chief Technical Officer, may become entitled to severance payments in cash as a result of the merger. Under his employment agreement, each FDN executive officer is entitled to severance compensation if his employment is terminated by FDN without just cause or is terminated by the executive officer for good reason, as those concepts are defined in the employment agreement. The amount of this severance compensation is equal to 100% of the executive officer’s annual base salary plus his annual targeted bonus amount for the year of termination. The executive officer also would be entitled to continuation or reimbursement of his existing FDN health and welfare benefits for a period of one year after termination. The severance compensation would be payable in a lump sum if the executive’s employment is terminated within 24 months after a change of control of FDN, but otherwise would be payable over time in accordance with FDN’s regular payroll schedule. Assuming completion of the merger and termination of their employment in 2004, Mr. Boerema would be entitled to receive a cash severance payment of $345,000 and Mr. Blocha would be entitled to receive a cash severance payment of $300,000.

Assumption of Stock Restriction Agreements.  At the effective time of the merger, ITC^DeltaCom will assume FDN’s obligations pursuant to its stock restriction agreements with Messrs. Gallagher and Blocha, Mr. James DaBramo, who is currently FDN’s Vice President-Sales, and Mr. Ryan Hand, who is currently FDN’s Vice President-Network Operations. The holders of shares of FDN common stock outstanding under these stock restriction agreements at the effective time of the merger will be entitled to receive ITC^DeltaCom’s common stock as merger consideration in exchange for the outstanding shares of FDN common stock. These stock restriction agreements provide that all unvested shares subject to the stock restriction agreements immediately preceding the effective time of the merger will vest as of the closing of the merger unless the executive officer is employed following the merger by FDN or its successor on terms comparable to his existing employment by FDN. If any of these individuals are so employed by FDN or its successor following the merger, the vesting of less than all of the restricted shares held by such individual will accelerate so that the shares held by such individual will be vested immediately prior to the effective time of the merger as follows: with respect to Mr. Gallagher, at least 566,433 of 657,210 shares subject to the stock restriction agreement will be vested; with respect to Mr. Blocha, at least 339,859 of 394,325 shares subject to the stock restriction agreement will be vested; with respect to each of Mr. DaBramo and Mr. Hand, 226,573 of 262,884 shares subject to such individual’s stock restriction agreement will be vested. The remaining shares that are not vested immediately prior to the effective time of the merger will vest ratably over each of the consecutive 24 months following completion of the merger or over such shorter period as such shares would have vested if the merger had not occurred.

Vesting of FDN Stock Options and Restricted Stock Grants.  Under their stock option agreements with FDN, any unvested options to purchase FDN common stock held by Messrs. Meister and Boerema will vest and become exercisable immediately prior to the completion of the merger. As of September 1, 2004, Mr. Boerema held options to purchase 143,313 shares of FDN common stock at an exercise price of $0.12 per share, of which options to purchase 35,828 shares were vested and exercisable. As of September 1, 2004, Mr. Meister held options to purchase 16,870 shares of FDN common stock at an exercise price of $0.12 per share, of which options to purchase 4,217 shares were vested and exercisable.

Mr. Meister is a party to a stock restriction agreement with FDN. This agreement provides that the vesting of all unvested shares subject to the agreement immediately prior to the effective time of the merger will accelerate and that such unvested shares will vest immediately prior to the completion of the merger. Of the shares of restricted stock subject to Mr. Meister’s stock restriction agreement, 131,443 shares are expected to vest immediately prior to the effective time of the merger.

Director and Officer Liability and Insurance. The merger agreement provides that for six years after the effective time of the merger, ITC^DeltaCom will cause FDN, as the surviving corporation of the merger, to indemnify and hold harmless the present and former officers and directors of FDN for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Delaware law or any other applicable laws and as provided in the organizational documents of FDN. ITC^DeltaCom has agreed to cause the surviving corporation of the merger to provide officers’ and directors’ liability insurance with a term of six years to cover acts or omissions occurring prior to the effective time of the merger for any person currently covered by FDN’s officers’ and directors’ liability insurance policy on terms at least as favorable as such insurance maintained by FDN on the date of the merger agreement.

Board Designations. At the effective time of the merger, the principal FDN stockholders will become parties to the amended and restated governance agreement and will be entitled initially to designate three directors for appointment to ITC^DeltaCom’s board of directors and one director for appointment to each committee of the board of directors other than the audit committee. For a description of the board membership rights of the principal FDN stockholders, see “Terms of Other Agreements–Governance Agreement–Board of Directors and Committees.”

Registration Rights. At the effective time of the merger, ITC^DeltaCom and the principal FDN stockholders will become parties to a registration rights agreement pursuant to which those stockholders will be entitled, subject to limitations and qualifications, to demand and piggy-back registration rights with respect to the ITC^DeltaCom common stock owned by such stockholders from time to time. For information concerning the registration rights agreement, see “Terms of Other Agreements–FDN Registration Rights Agreement.”

Interests of ITC^DeltaCom Stockholders

The WCAS securityholders, who have significant rights and obligations under the existing governance agreement with ITC^DeltaCom, will enter into the amended and restated governance agreement with ITC^DeltaCom and other stockholders at or prior to the merger closing date. The new agreement will modify some provisions and terminate other provisions of the existing agreement that relate to the corporate governance of ITC^DeltaCom and to restrictions on the disposition of ITC^DeltaCom’s securities held by the stockholder parties. For a description of the terms of the amended and restated governance agreement and how they will affect the rights and obligations of the WCAS securityholders, see “Terms of Other Agreements–Governance Agreement.”

ITC^DeltaCom and the WCAS securityholders signed an amendment, dated as of September 8, 2004, to the merger agreement pursuant to which ITC^DeltaCom acquired BTI Telecom Corp. on October 6, 2003. The amendment provides that, if either the FDN merger or the NTC merger is completed, then, as of the closing date of such merger, the post-closing funding obligation of some of the WCAS securityholders under the BTI merger agreement will terminate. The BTI merger agreement currently provides that, subject to conditions, ITC^DeltaCom, by a notice delivered on or before January 6, 2005, may require the foregoing WCAS securityholders to purchase from time to time, for a period expiring on May 6, 2005, up to 150,000 additional shares of ITC^DeltaCom’s Series B preferred stock for an aggregate cash purchase price of up to $15 million.

ITC^DeltaCom’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

Summary of U.S. Federal Income Tax Consequences

General. The following discussion describes the material U.S. federal income tax consequences of the exchange of shares of FDN stock for ITC^DeltaCom stock pursuant to the merger that are generally applicable to United States holders of FDN stock. For purposes of this discussion, we use the term “United States holder” to mean (1) a citizen or resident of the United States, (2) a corporation, partnership or other entity created or organized under the laws of the United States or any state thereof or the District of Columbia, (3) a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or has a valid election in effect under applicable United States Treasury regulations to be treated as a United State person or (4) an estate that is subject to United States federal income tax on its income regardless of its source. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to FDN stockholders as described herein. Neither FDN nor ITC^DeltaCom has requested or will request a ruling from the Internal Revenue Service with regard to the tax consequences of the merger.

This discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular FDN stockholders in light of their particular circumstances, such as stockholders who are dealers in securities, stockholders who received their shares in connection with the performance of services where such shares were subject to vesting restrictions, stockholders who are subject to the alternative minimum tax provisions of the Code, stockholders who are foreign persons, insurance companies, tax-exempt organizations, financial institutions, or broker-dealers, stockholders who hold their shares as part of a hedge, straddle, conversion or other risk-reduction transaction, stockholders who do not hold their FDN stock as capital assets, stockholders who hold their FDN stock through a partnership or other pass-through entity or stockholders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws or non-income tax consequences of the merger or of any transactions other than the merger.

Accordingly, FDN stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable federal, state, local and foreign tax consequences.

Qualification of the Merger as a Reorganization. Subject to the assumptions, exceptions, limitations and qualifications set forth in this discussion and in their respective tax opinions, it is the opinion of Hogan & Hartson L.L.P., counsel to ITC^DeltaCom, and Edwards & Angell, LLP, counsel to FDN, that the merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and, as a result, the following material United States federal income tax consequences generally will result:

•	No gain or loss will be recognized by holders of FDN stock solely upon their receipt of ITC^DeltaCom stock, in exchange for such FDN stock in the merger (except for gain or loss resulting from cash received instead of fractional shares).

•	The aggregate tax basis of the ITC^DeltaCom stock received by each FDN stockholder in the merger will be the same as the aggregate tax basis of the FDN stock surrendered by such FDN stockholder in exchange therefor reduced by any tax basis in such FDN stock allocable to a fraction of an ITC^DeltaCom share for which cash is received.

•	The holding period of the ITC^DeltaCom stock received by each FDN stockholder in the merger will include the period for which the FDN stock surrendered in exchange thereof was considered to be held, provided that the FDN stock so surrendered is held as a capital asset at the time of the merger. If an FDN stockholder has differing bases or holding periods in respect of shares of FDN stock, such FDN stockholder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of ITC^DeltaCom stock received in the merger.

•	Any cash payment received by a holder of FDN stock instead of a fractional share of ITC^DeltaCom stock will be treated as if such fractional share had been issued in the merger and then redeemed by ITC^DeltaCom. An FDN stockholder receiving such cash generally will recognize gain or loss upon such payment, measured by the difference, if any, between the amount of cash received and the portion of the tax basis of the FDN stock allocable to the fractional share. The gain or loss will be capital gain or loss if the shares of FDN stock were held as capital assets and will be long-term capital gain or loss if the FDN stock exchanged for that fractional share of ITC^DeltaCom stock had been held for more than one year at the time of the merger.

•	If an FDN stockholder dissents to the merger and receives solely cash in exchange for such stockholder’s FDN stock, such cash generally should be treated as a distribution in redemption of such stockholder’s FDN stock. The stockholder should recognize gain or loss measured by the difference between the amount of cash received and the adjusted tax basis of the FDN stock surrendered. However, in certain situations when the stockholder owns ITC^DeltaCom stock directly or indirectly by reason of certain attribution rules set forth in the Code, the cash received could be treated as dividend income to the stockholder not reduced by the stockholder’s tax basis in the stockholder’s FDN stock.

The completion of the merger is conditioned upon the receipt by ITC^DeltaCom of a tax opinion to the foregoing effect from Hogan & Hartson L.L.P. and by FDN of a tax opinion to the foregoing effect from Edwards & Angell, LLP. These opinions will not be binding on the IRS or the courts nor preclude the IRS from adopting a contrary position. These opinions assume that the merger will be consummated as described in this joint proxy statement/prospectus and in accordance with the merger agreement and related agreements in their current form. In addition, the opinions will be based on specified assumptions and limitations, as well as factual representations and covenants made by ITC^DeltaCom and FDN, including representations in certificates of officers of ITC^DeltaCom and FDN to be delivered to tax counsel before completion of the merger, and upon assumptions, including the absence of changes in facts or in law between the date of the delivery of the representations and the completion of the merger. If any of those representations, covenants or assumptions is inaccurate, the tax consequences of the transaction could differ materially from those summarized above. Neither ITC^DeltaCom nor FDN is currently aware of any facts or circumstances which would cause any such representations made to counsel to be untrue or incorrect in an any material respect. Hogan & Hartson L.L.P. and Edwards & Angell, LLP are under no obligation to update the opinions as a result of a change in law after the date of the merger or discovery of any inaccuracy in such representations.

Tax Reporting. Each FDN stockholder that receives ITC^DeltaCom stock in the merger will be required to file a statement with the stockholder’s federal income tax return setting forth the stockholder’s basis in the shares of FDN stock surrendered, the fair market value of the shares of ITC^DeltaCom stock received in the merger and the amount of any cash in place of a fractional share received in the merger, and is required to retain permanent records of these facts.

U.S. Federal Backup Withholding. A noncorporate holder of FDN stock may be subject, under some circumstances, to backup withholding at a rate of 28% with respect to certain payments made in the merger unless the holder provides proof of an applicable exemption or correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, if the required information is furnished to the IRS.

Accounting Treatment

ITC^DeltaCom expects that the merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. FDN will be treated as the acquired corporation for these purposes. FDN’s assets, liabilities and other items will be adjusted to their estimated fair value at the completion of the merger and combined with the historical book values of the assets and liabilities of ITC^DeltaCom. Any applicable income tax effects of these adjustments will be included as a component of the combined company’s deferred tax asset or liability, and goodwill resulting from the merger will be reported as an asset and not amortized against earnings unless such goodwill becomes impaired.

Clearance Under Federal Antitrust Laws

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its related rules and regulations prohibit ITC^DeltaCom and FDN from completing the merger until ITC^DeltaCom, FDN and M/C Ventures V, L.P., a principal FDN stockholder, each file notifications with the Antitrust Division of the Department of Justice and the Federal Trade Commission, and the Hart-Scott-Rodino waiting period requirements have been satisfied. Even after the Hart-Scott-Rodino waiting period expires or is terminated, and even after the merger is completed, the Antitrust Division or the Federal Trade Commission could challenge the merger on antitrust grounds. In addition, before or after the merger is completed, states and private litigants could challenge the merger on antitrust grounds. ITC^DeltaCom, FDN and M/C Ventures V, L.P. each filed Hart-Scott-Rodino notifications with the Federal Trade Commission and the Antitrust Division on                     , 2004, and the waiting period was terminated on                     , 2004.

Telecommunications Regulatory Approvals

Interstate FiberNet, Inc., Business Telecom, Inc. and ITC^DeltaCom Communications, Inc., which are subsidiaries of ITC^DeltaCom, hold various FCC licenses and authorizations. In addition, FDN is authorized by the FCC to provide domestic and international telecommunications services under section 214 of the Communications Act of 1934, as amended. The Communications Act prohibits the transfer of control of entities holding specified types of licenses and authorizations, including the FCC licenses and authorizations held by ITC^DeltaCom’s subsidiaries and FDN, without prior FCC approval. Under the FCC’s rules, a transaction that results in the loss by a party, or parties under common control, of a majority of the voting stock of a licensee or its parent company generally will be deemed to be a transfer of control. Because the merger will result in the loss by the WCAS securityholders of a majority of the voting stock of ITC^DeltaCom and by some stockholders of FDN of a majority of the voting stock of FDN, the FCC must consent to the transfer of control of the FCC licenses and authorizations held by ITC^DeltaCom’s subsidiaries and FDN.

On October 1, 2004, the ITC^DeltaCom subsidiaries, FDN and the WCAS securityholders submitted the following applications to the FCC seeking consent to transfer control of FCC licenses and authorizations:

1.	An application for consent to the transfer of control relating to the satellite earth station licenses held by ITC^DeltaCom Communications. This type of application generally is routinely granted following expiration of a 30-day comment period that commences when the FCC issues a public notice that the application has been accepted for filing. Public notice of the acceptance of this application was issued by the FCC on October 27, 2004 and the 30-day comment period expired on , 2004. A public notice dated , 2004 confirmed that the application had been granted effective , 2004.

2.	An application for consent to the transfer of control relating to the international section 214 authorizations held by FDN and the ITC^DeltaCom subsidiaries. This type of application generally is automatically granted on the 15th day after the FCC issues a public notice that the application has been accepted for filing. The FCC issued this public notice on October 22, 2004 and granted the application on , 2004. A public notice issued by the FCC on , 2004 confirmed that the application has been granted.

3.	An application for consent to the transfer of control relating to the domestic section 214 authorizations held by FDN and the ITC^DeltaCom subsidiaries. This type of application generally is automatically granted on the 31st day after the FCC issues a public notice that the application has been accepted for filing. The FCC issued this public notice on October 18, 2004 and granted the application on , 2004. A public notice issued by the FCC on , 2004 confirmed that the application has been granted.

Once all required transfer applications are granted by passage of a specified period or by the issuance of a public notice, the FCC permits the transaction to be completed. An outside party could seek reconsideration of a grant or review of a grant by the full Commission within 30 days of public notice of the grant, although pendency of a reconsideration or review petition does not stay the effectiveness of the grant. The completion of the merger is conditioned on initial FCC grant of the transfer applications, but is not conditioned upon such grant no longer being subject to reconsideration or review.

Some state telecommunications regulatory agencies also require prior approval or notice of the acquisition of a majority interest in telecommunications companies authorized to provide service in their states. The ITC^DeltaCom subsidiaries, FDN and the foregoing WCAS securityholders have made filings with these state telecommunications regulatory agencies to notify the agencies of the proposed transaction and seek any necessary approval. In some of these jurisdictions, the filing is placed on public notice, and outside parties may submit comments on or objections to the filing. An agency may deny or delay the grant of an application, whether or not outside parties file objections. Generally, the transaction may be completed upon grant of agency approval, even though the grant may still be subject to reconsideration or review. The completion of the merger is conditioned on grant of agency approval of the merger in specified states.

Restrictions on Resale of ITC^DeltaCom Common Stock By FDN Affiliates

The offering, issuance and sale of shares of ITC^DeltaCom common stock to FDN stockholders in connection with the merger has been registered under the Securities Act. Such shares of ITC^DeltaCom common stock may be traded freely and without restriction by those FDN stockholders who are not deemed to be FDN “affiliates,” as that term is defined under the Securities Act, at the time the merger agreement was adopted by the written consent of FDN’s stockholders on September 10, 2004. Under SEC rules, an affiliate of FDN is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with FDN. Any subsequent transfer of ITC^DeltaCom common stock issued in the merger by any FDN affiliate will, under existing law, require one of the following:

•	registration of the transfer under the Securities Act;

•	compliance with Rule 145 under the Securities Act, which allows limited sales under specified circumstances; or

•	availability of another exemption from registration.

The foregoing restrictions are expected to apply to, among other persons, directors and executive officers of FDN and any holders of FDN capital stock representing 10% or more of the voting power represented by all FDN capital stock exchanged for ITC^DeltaCom common stock in the merger.

This proxy statement/prospectus does not cover any resales of ITC^DeltaCom common stock to be received by FDN stockholders upon completion of the merger. No person is authorized to make use of this proxy statement/prospectus in connection with any resale.

From and after the effective time of the merger, the principal FDN stockholders will be entitled to demand and piggy-back registration rights under a registration rights agreement with ITC^DeltaCom. Exercise of these rights will require ITC^DeltaCom, for a specified period and subject to limitations and qualifications, to register under the Securities Act the transfer of all or a portion of the ITC^DeltaCom common stock acquired by the principal FDN stockholders in the merger or otherwise, thus permitting the offering and sale of such ITC^DeltaCom common stock to the general public in the circumstances and subject to the conditions and restrictions set forth in the registration rights agreement. For a summary of the terms of the registration rights agreement, see “Terms of Other Agreements–FDN Registration Rights Agreement.”

Listing of ITC^DeltaCom Common Stock on the Nasdaq National Market

It is a condition to each party’s obligation to complete the merger that the shares of ITC^DeltaCom common stock to be issued in connection with the merger be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Exchange of Certificates

ITC^DeltaCom has agreed to make available the shares of ITC^DeltaCom common stock to be issued under the merger agreement, other than the shares that are subject to the indemnification and escrow arrangements, with an agent that will act as exchange agent in the merger for the benefit of the holders of issued and outstanding shares of FDN common stock and Series A preferred stock. The exchange agent will be ITC^DeltaCom or an agent appointed by ITC^DeltaCom, who must be acceptable to FDN.

Following the effective time of the merger, the exchange agent will mail to each record holder of FDN common stock and Series A preferred stock a letter of transmittal for use in surrendering the certificates that formerly represented such holder’s shares of FDN capital stock in exchange for the merger consideration. The letter of transmittal will provide instructions on the procedure by which a FDN stockholder may exchange the stockholder’s FDN stock certificates for the merger consideration, which will consist of ITC^DeltaCom common stock and/or cash payable instead of a fractional share. Neither ITC^DeltaCom nor the surviving corporation of the merger will be obligated to deliver the merger consideration payable to a FDN stockholder unless and until such stockholder surrenders to ITC^DeltaCom the stock certificate or certificates representing the shares FDN capital stock owned by the stockholder, together with a duly executed and properly completed letter of transmittal. Please do not send FDN or ITC^DeltaCom your FDN stock certificates until after you have received the letter of transmittal. Following your receipt of the letter of transmittal, you should forward the certificates only in accordance with the instructions specified in the letter.

After the effective time of the merger and until FDN stockholders surrender the certificates representing their FDN capital stock for exchange, holders of these certificates will not be paid any dividends or other distributions declared after the effective time of the merger on the ITC^DeltaCom common stock issuable to such stockholders in the merger. Any such unpaid dividends or other distributions on such ITC^DeltaCom common stock will be paid, without interest, only to the holders who have properly tendered their FDN stock certificates for exchange. All stock certificates presented after the effective time of the merger will be canceled and exchanged for a certificate or certificates representing the applicable number of shares of ITC^DeltaCom common stock to be received in the merger.

If ITC^DeltaCom does not serve as exchange agent, any shares of ITC^DeltaCom common stock that remain undistributed six months after the effective time of the merger will be delivered to ITC^DeltaCom on demand. After that time, certificates representing FDN common stock must be surrendered for exchange to ITC^DeltaCom or to FDN as the surviving corporation of the merger. ITC^DeltaCom and FDN, as the surviving corporation of the merger, will not be liable for any shares of ITC^DeltaCom common stock or cash delivered to a public official under any abandoned property, escheat or similar laws.

If a certificate representing FDN common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration payable under the merger agreement when the claimant submits an affidavit of loss, theft or destruction, and, if required by ITC^DeltaCom, posts a bond as indemnity against any claim that may be made later with respect to the lost certificate.

Appraisal Rights of Dissenting FDN Stockholders

If the merger is completed, a holder of record of FDN common stock or FDN Series A preferred stock on the date of making a demand for appraisal, as described below, will be entitled to have those shares appraised by the Delaware Court of Chancery under Section 262 of the General Corporation Law of the State of Delaware, or DGCL, and to receive payment for the “fair value” of those shares instead of the consideration provided for in the merger agreement. To be eligible to receive this payment, however, an FDN stockholder must:

•	continue to hold the stockholder’s shares through the time of the merger; and

•	strictly comply with the procedures discussed under Section 262.

This proxy statement/prospectus is being sent to all holders of record of FDN common stock and FDN Series A preferred stock as of the date of this proxy statement/prospectus and constitutes the notice of the appraisal rights available to those holders under Section 262. Under the merger agreement, if the holders of more than 67,000 shares of the FDN common stock or any holders of FDN Series A preferred stock properly dissent, ITC^DeltaCom is not required to complete the merger.

The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that FDN stockholders exercise their right to appraisal under Section 262. The following summary is not a complete statement of Section 262 of the DGCL, and is qualified in its entirety by reference to Section 262, which is incorporated herein by reference, together with any amendments to the laws that may be adopted after the date of this proxy statement/prospectus. A copy of Section 262 is attached as Appendix C to this proxy statement/prospectus. The statutory right of appraisal granted by Section 262 requires strict compliance with the procedures in Section 262. Failure to follow any of these procedures may result in a termination or waiver of dissenters’ rights under Section 262.

A holder of shares of FDN common stock or Series A preferred stock who elects to exercise appraisal rights under Section 262 must deliver a written demand for appraisal of its shares before                     , 2004. The written demand must identify the stockholder of record and state the stockholder’s intention to demand appraisal of the stockholder’s shares. All demands should be delivered to:

Florida Digital Network, Inc.

2301 Lucien Way

Suite 200

Maitland, Florida 32757

Attention: Secretary

Only a holder of shares of FDN stock on the date of making a written demand for appraisal who did not execute the written consent approving the merger and who continuously holds those shares through the time of the merger is entitled to seek appraisal. Demand for appraisal must be executed by or for the holder of record, fully and correctly, as that holder’s name appears on the holder’s stock certificates representing shares of FDN stock. If FDN stock is owned of record in a fiduciary capacity by a trustee, guardian or custodian, the demand should be made in that capacity. If FDN stock is owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record, but the agent must identify the record owner or owners and expressly disclose in the demand that the agent is acting as agent for the record owner or owners of the shares.

A record holder such as a broker who holds shares of FDN stock as a nominee for beneficial owners, some of whom wish to demand appraisal, must exercise appraisal rights on behalf of those beneficial owners with respect to the shares of FDN stock held for those beneficial owners. In that case, the written demand for appraisal should state the number of shares of FDN stock covered by the demand. Unless a demand for appraisal specifies a number of shares, the demand will be presumed to cover all shares of FDN stock held in the name of the record owner.

Beneficial owners of shares who are not record owners of those shares and who intend to exercise appraisal rights should instruct the record owner of the shares to comply with the statutory requirements with respect to the exercise of appraisal rights before                     , 2004.

Within 10 days after the merger, the surviving corporation is required to send a notice of the effectiveness of the merger to each FDN stockholder who, in response to this proxy statement/prospectus, has timely delivered a notice of intent to demand appraisal as set forth in the third paragraph of this section.

Within 120 days after the merger, the surviving corporation or any stockholder who has complied with the requirement of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of FDN stock held by all stockholders seeking appraisal. A dissenting stockholder must serve a copy of the petition on the surviving corporation. If no petition is filed by either the surviving corporation or any dissenting stockholder within the 120-day period, the rights of all dissenting stockholders to appraisal will cease. Stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file a petition with respect to the appraisal of the fair value of their shares or that the surviving corporation will initiate any negotiations with respect to the fair value of those shares. The surviving corporation will be under no obligation to take any action in this regard and FDN, as the surviving corporation of the merger, has no present intention to take any such action. Accordingly, stockholders who wish to seek appraisal of their shares should initiate all necessary action with respect to the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Failure to file the petition on a timely basis will cause the stockholder’s right to an appraisal to cease.

Within 120 days after the time of the merger, any stockholder who has complied with subsections (a) and (d) of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the total number of shares of FDN stock not voted or not subject to a written consent in favor of the merger with respect to which demands for appraisal have been received by FDN and the number of holders of those shares. The statement must be mailed within 10 days after FDN has received the written request or within 10 days after the time for delivery of demands for appraisal under subsection (d) of Section 262 has expired, whichever is later.

If a petition for an appraisal is filed in a timely manner, at the hearing on the petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of FDN stock owned by those stockholders. The court will determine the fair value of those shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, to be paid, if any, upon the fair value. In determining the fair value of the shares and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders who consider seeking appraisal should consider that the fair value of their shares under Section 262 could be more than, the same as, or less than, the value of the consideration provided for in the merger agreement without the exercise of appraisal rights. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court of Chancery may determine the cost of the appraisal proceeding and assess it against the parties as the Court deems equitable. Upon application of a dissenting stockholder, the Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares of FDN stock entitled to appraisal. In the absence of a court determination or assessment, each party will bear its own expenses.

Any stockholder who has demanded appraisal in compliance with Section 262 will not, after the merger, be entitled to vote such stock for any purpose or receive payment of dividends or other distributions, if any, on the FDN stock, except for dividends or distributions, if any, payable to stockholders of record at a date prior to the merger.

A stockholder may withdraw a demand for appraisal and accept the ITC^DeltaCom common stock designated as merger consideration at any time within 60 days after the merger. If an appraisal proceeding is properly instituted, it may not be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and any such approval may be conditioned on the Court of Chancery’s deeming the terms to be just. If, after the merger, a holder of FDN stock who had demanded appraisal for the holder’s shares fails to perfect such demand, or successfully withdraws or loses the right to appraisal, those shares will be treated under the merger agreement as if they were converted into the right to receive ITC^DeltaCom common stock at the time of the merger.

In view of the complexity of these provisions of the Delaware corporate law, any FDN stockholder who is considering exercising appraisal rights should consult a legal advisor.

TERMS OF THE MERGER AGREEMENT

The following summary of the material provisions of the merger agreement is qualified in its entirety by reference to the merger agreement. This description is not complete, and ITC^DeltaCom stockholders are encouraged to read the full text of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference in this registration statement.

General

The merger agreement was signed on September 8, 2004 by ITC^DeltaCom, Boatramp Co., Florida Digital Network, Inc. and some of the stockholders of FDN. The stockholder parties to the merger agreement, who are referred to in this proxy statement/prospectus as the “principal FDN stockholders,” are M/C Venture Partners V, L.P., M/C Investors L.L.C., Media/Communications Partners III Limited Partnership, Chestnut Venture Partners, L.P., Columbia Capital Equity Partners III (QP), L.P., Columbia FDN Partners III, LLC, Centennial Ventures VII, L.P. and Centennial Entrepreneurs Fund VII, L.P.

The merger agreement provides that, at the effective time of the merger, Boatramp Co., a newly-formed, wholly owned subsidiary of ITC^DeltaCom, which we refer to as the “merger subsidiary,” will merge with and into FDN. FDN will be the surviving corporation of the merger and will become a wholly owned subsidiary of ITC^DeltaCom upon completion of the merger. At the effective time of the merger, each share of FDN common stock and each share of FDN Series A preferred stock, other than shares as to which dissenter’s rights are properly perfected and not withdrawn, will be canceled and exchanged for the right to receive the merger consideration described below.

The certificate of incorporation of FDN will become the certificate of incorporation of the surviving corporation. The bylaws of the merger subsidiary will become the bylaws of the surviving corporation.

The directors of the merger subsidiary will be the initial directors of the surviving corporation, and will serve until their successors have been duly elected or appointed and qualified. The officers of the merger subsidiary will be the initial officers of the surviving corporation, and will serve until their successors have been duly elected or appointed and qualified.

Merger Closing and Effective Time

The closing of the merger will take place no later than two business days after the last day of the month in which the last of the conditions to closing set forth in the merger agreement is fulfilled or waived, or at such other time and place as ITC^DeltaCom, FDN and the principal FDN stockholders may agree.

The effective time of the merger will occur when the certificate of merger is filed with the Delaware Secretary of State. The certificate of merger will be filed at the same time as, or as soon as practicable after, the merger closing.

Merger Consideration

ITC^DeltaCom has agreed to issue a total of 31,300,000 shares of its common stock in the merger in exchange for all of FDN’s outstanding common stock and Series A preferred stock. At the effective time of the merger, each issued and outstanding share of FDN common stock and Series A preferred stock will be converted into the right to receive shares of ITC^DeltaCom common stock in accordance with the terms of the merger agreement. Shares of FDN common stock and Series A preferred stock held in the treasury of FDN will be canceled and extinguished at the effective time of the merger without the payment of any consideration. As discussed below under “—Escrow of Merger Consideration,” a portion of the ITC^DeltaCom shares issuable in the merger to the principal FDN stockholders and FDN management stockholders will be held in an escrow account until the later of March 15, 2006 and the first anniversary of the merger closing date and used to pay any claims for indemnification by ITC^DeltaCom based on specified breaches of the merger agreement by FDN or the principal FDN stockholders.

In accordance with the merger agreement, at the effective time of the merger, shares of FDN common stock and Series A preferred stock will be converted into the right to receive shares of ITC^DeltaCom common stock at different exchange ratios for:

•	the FDN Series A preferred stock issued on seven dates between August 9, 2002 and December 30, 2002, which we refer to as the “first round Series A preferred stock”;

•	the FDN Series A preferred stock issued on April 7, 2003, which we refer to as the “second round Series A preferred stock”; and

•	the FDN common stock.

Allocation of Merger Consideration; Calculation of Exchange Ratios.  The amount of merger consideration payable to holders of the first round Series A preferred stock, the second round Series A preferred stock and the FDN common stock, and the exchange ratio for each such class or series of FDN capital stock, will be determined by the companies at the time of the merger in accordance with formulas in FDN’s charter based on the following three factors:

•	Liquidation preferences of Series A preferred stock. Holders of the Series A preferred stock will be entitled to receive merger consideration in an amount equal to the liquidation preferences of the Series A preferred stock before any merger consideration will be payable to the holders of the FDN common stock. As of the date of this proxy statement/prospectus, there were outstanding 6,334,874 shares of first round Series A preferred stock and 6,284,774 shares of second round Series A preferred stock. The weighted average stated liquidation preference is $5.2542 for each share of first round Series A preferred stock and the stated liquidation preference is $4.9560 for each share of second round Series A preferred stock. These liquidation preferences increase by the amount of dividends that accrue on particular shares of Series A preferred stock from the date those shares were issued. Because the shares of the first round Series A preferred stock were issued on seven dates, the total liquidation preferences of those shares will further vary based on the different dividend accrual periods. All shares of Series A preferred stock have accrued dividends at an annual rate of 10% since their issuance dates.

•	Fair value of ITC^DeltaCom common stock. The portion of the 31,300,000 ITC^DeltaCom merger shares allocable to the holders of the Series A preferred stock will be calculated by dividing the liquidation preferences of such stock by the fair value of a share of ITC^DeltaCom common stock. As authorized by FDN’s charter, FDN’s board of directors has determined that the fair value of the ITC^DeltaCom common stock for these purposes will be the volume-weighted average of the per share selling price of one share of ITC^DeltaCom common stock on the Nasdaq National Market for the ten consecutive trading days ending on the business day prior to the closing date of the merger, but that such fair value will in no event be deemed to be less than $4.50 per share or more than $5.25 per share. Based on this determination, neither an increase in ITC^DeltaCom’s share price above $5.25 nor a decrease in the share price below $4.50 per share will affect the number of merger shares payable to the holders of the Series A preferred stock. The exchange ratio for each round of Series A preferred stock will be calculated by dividing the number of ITC^DeltaCom shares payable to the holders of such Series A preferred stock by the number of outstanding shares of such Series A preferred stock.

•

Number of outstanding shares of FDN common stock on an “as-converted” basis.  After the liquidation preferences of the Series A stock have been paid in full, any remaining merger consideration will be payable to the holders of the Series A preferred stock and the FDN common stock pro rata based on the number of shares of FDN common stock outstanding on an “as-converted” basis. This number will be calculated by adding the number of shares of FDN common stock actually outstanding and the number of shares of common stock that would then be issuable upon conversion of the Series A preferred stock. As of September 1, 2004, 1,846,896 shares of FDN common stock were issued and outstanding. As of such date, the Series A preferred stock was convertible into 12,619,648 shares of FDN common stock for purposes of participating with the FDN common stock with respect to the merger consideration. The common stock ratio will be calculated by dividing the number of ITC^DeltaCom shares issuable as merger consideration after payment of the Series A preferred stock liquidation preferences by the number of shares of FDN common stock outstanding on an “as-converted” basis.

The following table shows the exchange ratio and merger consideration for each class and series of FDN capital stock at the prices of the ITC^DeltaCom common stock shown below, assuming that the merger was completed on September 30, 2004:

	First Round Series A Preferred Stock		Second Round Series A Preferred Stock		Common Stock
ITC^DeltaCom Stock Price	Exchange Ratio	No. of ITC^DeltaCom Shares	Exchange Ratio	No. of ITC^DeltaCom Shares	Exchange Ratio	No. of ITC^DeltaCom Shares
$4.00	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.25	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.50	2.3332	14,780,695	2.2665	14,244,255	1.1569	2,275,050
$4.75	2.3234	14,718,231	2.2601	14,204,366	1.2090	2,377,403
$5.00	2.3145	14,662,014	2.2544	14,168,466	1.2558	2,469,520
$5.25	2.3065	14,611,150	2.2492	14,135,986	1.2982	2,552,864

As of September 30, 2004, the total liquidation preference of the first round Series A preferred stock was $33,532,427 and the total liquidation preference of the second round Series A preferred stock was $31,379,275. The exchange ratios shown above for the first round Series A preferred stock represent a weighted average based on the number of such shares of Series A preferred stock issued on each of the seven issue dates within the first round.

On             , 2004, which was the last trading date before the date of this proxy statement/prospectus, the closing sale price of the ITC^DeltaCom common stock as reported by the Nasdaq National Market was $             per share. The number and value of ITC^DeltaCom shares issuable in the merger may differ from the amounts shown in the table above, because these amounts will not be determined until immediately before the completion of the merger. The companies intend to complete the merger within several business days, or as soon as reasonably practicable, following the special meeting. FDN will not have the right to terminate the merger agreement if ITC^DeltaCom’s stock price declines.

Fractional Shares.  No certificates or scrip representing less than one share of ITC^DeltaCom common stock will be issued in the merger. A holder otherwise entitled to such a fractional share instead will receive a cash payment in an amount equal to such a fraction multiplied by the fair market value of one share of ITC^DeltaCom common stock. This fair market value will be computed as the volume-weighted average of the per share selling price of one share of ITC^DeltaCom common stock on the Nasdaq National Market, or other principal securities exchange if not reported on the Nasdaq National Market, as reported by Bloomberg Financial Markets, or other sources as ITC^DeltaCom and the principal FDN stockholders entitled to receive a majority of the merger consideration may agree, for the 20 consecutive trading days ending on the second business day prior to the closing date of the merger.

The shares of ITC^DeltaCom common stock and cash instead of fractional shares to be issued to the holders of FDN common stock and Series A preferred stock in the merger are referred to in this proxy statement/prospectus as the “merger consideration.”

Adjustment to Merger Consideration

If between the date of the merger agreement and the effective time of the merger, the outstanding shares of ITC^DeltaCom common stock are changed into a different number of shares or class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or similar event, or a dividend payable in stock or other securities are declared on the shares of ITC^DeltaCom common stock with a record date within such period, the exchange ratios will be adjusted accordingly to provide to the holders of FDN common stock and the holders of FDN Series A preferred stock, as applicable, the same economic effect as contemplated by the merger agreement.

Stock Options; Stock Restriction Agreements

Stock Options.  Each option and each warrant to purchase any shares of capital stock of FDN and its subsidiaries outstanding at the effective time of the merger, whether or not vested or exercisable, and each commitment or agreement to issue shares of any capital stock of FDN and its subsidiaries outstanding at the effective time of the merger will be canceled without payment of any consideration.

Stock Restriction Agreements.  At the effective time of the merger, ITC^DeltaCom will assume stock restriction agreements between FDN and some of FDN’s executive officers. The shares of ITC^DeltaCom common stock issued in the merger in exchange for shares of FDN common stock outstanding under the stock restriction agreements and unvested at the effective time of the merger will vest according to the applicable schedule set forth in the stock restriction agreements.

Escrow of Merger Consideration

Under the terms of the merger agreement and an escrow agreement which will be executed on the merger closing date, 3,356,606 shares of ITC^DeltaCom common stock otherwise payable to the principal FDN stockholders and to FDN management stockholders entitled to merger consideration will be withheld from such stockholders pro rata based on their ownership of FDN common stock on an as-converted basis immediately prior to the effective time of the merger, and deposited into an escrow account following the merger. Accordingly, for purposes of illustration, one of the foregoing stockholders who owns 5% of the FDN common stock on an as-converted basis held by all of such stockholders as a group would have withheld from such stockholder’s merger shares 5% of the 3,356,606 merger shares to be deposited into the escrow account. The escrow account will serve as security for the indemnification obligations of the principal FDN stockholders, which are summarized below under “–Indemnification–Indemnification by FDN Stockholders.”

The escrow account will be administered by an escrow agent mutually acceptable to ITC^DeltaCom and the FDN stockholders’ representative in accordance with the terms of the escrow agreement. The stockholders’ representative will represent the interests of the former FDN stockholders whose shares are deposited into the escrow account in all matters arising under the escrow agreement. For information about the administration of the escrow account, see “Terms of Other Agreements–Escrow Agreement.”

Representations and Warranties

Representations and Warranties by FDN.  The merger agreement contains customary representations and warranties by FDN relating to the following matters, among others:

•	the corporate organization and existence of FDN and its subsidiaries, including that each company is duly organized, validly existing and in good standing with the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted;

•	the corporate power and authority of FDN to execute and deliver the merger agreement and, subject to obtaining the required FDN stockholder approval, to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and related documents and the obligations of FDN under the merger agreement and related documents;

•	the adoption by FDN’s board of directors of the merger agreement and the transactions contemplated by the merger agreement, and its recommendation to the FDN stockholders to approve the transactions contemplated by the merger agreement, including the merger;

•	the vote of the FDN stockholders to approve and adopt the merger agreement and the merger by the holders of a majority of the outstanding FDN common stock and Series A preferred stock, voting together as a single class with the FDN Series A preferred stock voting on an as-converted basis, and the holders of at least 75% of the outstanding FDN Series A preferred stock voting on an as-converted basis;

•	required governmental and third-party consents;

•	the absence of violation of organizational documents, laws or contracts, including the absence of defaults or acceleration thereunder, or the creation of any lien on any property or asset of FDN and its subsidiaries as a result of the merger agreement or the completion of the merger and other transactions contemplated by the merger agreement;

•	the capitalization of FDN and its subsidiaries, including the number of shares of capital stock authorized and the number of shares outstanding;

•	the number of outstanding rights to acquire FDN capital stock, and the validity of the outstanding capital stock of FDN and its subsidiaries;

•	the accuracy of FDN’s audited consolidated financial statements for the fiscal years ended December 31, 2002 and December 31, 2003 and FDN’s unaudited consolidated financial statements for the six months ended June 30, 2004 and their preparation in accordance with generally accepted accounting principles, and the amount of indebtedness of FDN;

•	the absence of material adverse changes and other specified changes since December 31, 2003, including the absence of liens, contracts, indebtedness and other actions;

•	the absence of undisclosed liabilities;

•	the absence of claims, actions, suits, proceedings and specified judgments, decrees and injunctions;

•	the filing of material tax returns of FDN and its subsidiaries, the lack of pending or threatened material proceedings, deficiencies, or audits with respect to taxes, the adequacy of reserves for taxes of FDN and its subsidiaries and related tax matters;

•	employee benefit plans of FDN and its subsidiaries and related matters, including that such plans have been operated and administered in accordance with applicable law;

•	compliance with laws relating to employees or the workplace, the absence of labor union activities or proceedings and the absence of material disputes with employees;

•	compliance with law and possession and validity of all required licenses and permits;

•	valid and binding contracts of FDN and its subsidiaries and absence of material defaults under contracts;

•	the ownership of intellectual property, the absence of any material liens on the intellectual property rights of FDN and its subsidiaries and the absence of intellectual property infringement and infringement actions;

•	compliance with environmental laws and the absence of environmental liabilities;

•	agreements with affiliates, including information about any personal loans by FDN or any of its subsidiaries to any executive officer or director of FDN or any of its subsidiaries;

•	the maintenance of insurance and the absence of any breach or default under such insurance policies;

•	the title to real property and assets owned or leased by FDN or any of its subsidiaries;

•	the status of customer and supplier contracts of FDN and its subsidiaries;

•	the availability of the minute books of FDN and its subsidiaries to ITC^DeltaCom;

•	the absence of undisclosed brokers’ and finders’ fees;

•	the inapplicability of the business combination restrictions under Delaware law or other state takeover law to the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	the status of the business of FDN and its subsidiaries under the Public Utility Holding Company Act of 1935;

•	the status of the FDN and its subsidiaries under the Investment Company Act of 1940;

•	the status of M/C Ventures Partners V, L.P. as the “ultimate parent entity” of FDN under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended; and

•	the absence of material misstatements or omissions in the information furnished by FDN for inclusion in the registration statement of which this proxy statement/prospectus is a part.

Representations and Warranties by ITC^DeltaCom.  The merger agreement contains customary representations and warranties by ITC^DeltaCom relating to the following matters, among others:

•	the corporate organization and existence of ITC^DeltaCom and the merger subsidiary, including that each company is duly organized, validly existing and in good standing with the corporate power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted;

•	the corporate power and authority of ITC^DeltaCom and the merger subsidiary to execute and deliver the merger agreement and related documents, subject to obtaining the required ITC^DeltaCom stockholder approval, and to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and related documents and the obligations of ITC^DeltaCom under the merger agreement and related documents;

•	required governmental and third-party consents;

•	the absence of violation of organizational documents, laws or contracts, including the absence of defaults or acceleration thereunder, or the creation of any lien on any property or asset of ITC^DeltaCom or any of its subsidiaries as a result of the merger agreement or the completion of the merger and other transactions contemplated by the merger agreement;

•	the capitalization of ITC^DeltaCom, including the number of shares of capital stock authorized, the number of shares outstanding, the number of rights to acquire shares outstanding and the validity of the ITC^DeltaCom capital stock to be issued in the merger;

•	the accuracy of forms, reports, statements and other documents filed and required to be filed by ITC^DeltaCom with the SEC;

•	the accuracy of ITC^DeltaCom’s audited consolidated financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and ITC^DeltaCom’s unaudited consolidated financial statements for the six months ended June 30, 2004 and their preparation in accordance with generally accepted accounting principles;

•	the absence of material adverse changes and other specified changes since December 31, 2003, including the absence of liens, contracts, indebtedness and other actions;

•	the absence of undisclosed liabilities;

•	the absence of claims, actions, suits, proceedings and specified judgments, decrees and injunctions;

•	the filing of material tax returns of ITC^DeltaCom and its subsidiaries, the lack of pending or threatened material proceedings, deficiencies or audits with respect to material taxes, the adequacy of reserves for taxes of ITC^DeltaCom and its subsidiaries and related tax matters;

•	employee benefit plans of ITC^DeltaCom and its subsidiaries and related matters, including that such plans have been operated and administered in accordance with applicable law;

•	compliance with law and possession and validity of all required licenses and permits;

•	compliance with laws relating to employees or the workplace, the absence of labor union activities or proceedings and the absence of material disputes with employees;

•	valid and binding material contracts of ITC^DeltaCom and its subsidiaries and absence of defaults under material contracts;

•	compliance with environmental laws and the absence of environmental liabilities;

•	the ownership of intellectual property, the absence of any material liens on the intellectual property rights of ITC^DeltaCom and its subsidiaries and the absence of intellectual property infringement and infringement actions;

•	the maintenance of insurance by ITC^DeltaCom and its subsidiaries and the absence of any breach or default under such insurance policies;

•	the title to real property and material assets owned or leased by ITC^DeltaCom or any of its subsidiaries;

•	the status of customer and supplier contracts of ITC^DeltaCom and its subsidiaries;

•	the absence of undisclosed brokers’ and finders’ fees;

•	the organization and purpose of the merger subsidiary;

•	the status of the business of ITC^DeltaCom and its affiliates under the Public Utility Holding Company Act of 1935;

•	the status of ITC^DeltaCom and its subsidiaries under the Investment Company Act of 1940; and

•	the absence of material misstatements or omissions in the information furnished by ITC^DeltaCom for inclusion in the registration statement of which this proxy statement/prospectus is a part.

Representations and Warranties by the Principal FDN Stockholders.  The merger agreement contains representations and warranties by each FDN principal stockholder relating to the following matters, among others:

•	the partnership or limited liability company organization and existence, as applicable, of each FDN principal stockholder who is not an individual, including that each partnership or limited liability company is duly organized, validly existing and in good standing with the partnership power or limited liability company power and authority, as applicable, to own, lease and operate its properties and assets and to carry on its business as currently conducted;

•	the partnership or limited liability company power and authority, as applicable, of each FDN principal stockholder to execute and deliver the merger agreement and related documents and to complete the merger and other transactions contemplated by the merger agreement, and the validity and binding nature of the merger agreement and related documents and the obligations of each FDN principal stockholder under the merger agreement and related documents;

•	required governmental and third-party consents;

•	the absence of violation of organizational documents, laws or contracts, including the absence of defaults or acceleration thereunder, as a result of the merger agreement;

•	the status of each FDN principal stockholder under the Investment Company Act of 1940; and

•	the ownership of the shares of capital stock of FDN held of record or beneficially by each FDN principal stockholder free and clear of all liens and other restrictions and that the shares owned by the principal FDN stockholders constitute at least a majority of the outstanding shares of capital stock of FDN and at least 75% of the outstanding shares of Series A preferred stock of FDN.

The foregoing representations and warranties of ITC^DeltaCom, FDN and the principal FDN stockholders are subject, in some cases, to specified exceptions and qualifications, including exceptions for matters that do not have a material adverse effect on the parties or the ability of the parties to consummate the merger and the other transactions contemplated by the merger agreement. A breach of these representations and warranties by the applicable party to the merger agreement may give rise to a claim for indemnification after the merger closing, as discussed in “–Indemnification” below.

Conduct of FDN’s Business Until the Merger Closing

Under the merger agreement, FDN has agreed to conduct its business in its usual and ordinary manner consistent with its past practice and to use all reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees and to cause its subsidiaries to do the same. In addition, prior to the merger closing, except for actions expressly contemplated by the merger agreement and subject to other specified exceptions, FDN has agreed and has agreed to cause its subsidiaries not to take any of the following actions without the prior written consent of ITC^DeltaCom:

•	amend any of its organizational documents;

•	issue, deliver, sell, pledge or transfer or authorize the issuance, sale, pledge or transfer of any shares of its capital stock, except for the issuance of FDN common stock upon exercise of stock options or conversion of FDN Series A preferred stock outstanding on the date of the merger agreement;

•	acquire any entity by merger, consolidation or acquisition of stock or assets;

•	sell, lease or otherwise dispose of one of its subsidiaries or sell, lease or otherwise dispose of assets or securities, except for transactions in the ordinary course of FDN’s business consistent with past practice;

•	merge or consolidate with any other entity;

•	make any investment, other than investments in cash or cash equivalents with a maturity of less than 90 days or investments in wholly owned subsidiaries of FDN made in the ordinary course of business;

•	enter into any agreement that restricts FDN or any of its subsidiaries or, after the effective time of the merger, ITC^DeltaCom or post-merger FDN from engaging or competing in any line of business or in any geographic area;

•	waive any material provision contained in any contract identified in the merger agreement or settle any material dispute under such contracts, other than in the ordinary course of business consistent with past practice;

•	modify or change in any material respect any existing material license, lease, contract or other agreement;

•	enter into any agreements with total expenditures, excluding capital expenditures, or receipts of more than $100,000 individually or $250,000 in the aggregate;

•	incur any indebtedness or any new guarantee of indebtedness in excess of $100,000 in the aggregate, or prepay any indebtedness;

•	become responsible for obligations of any other person, other than a subsidiary of FDN, in an amount in excess of $100,000, except in connection with arrangements existing on the date of the merger agreement or as permitted under the merger agreement;

•	make any loans or advances, except for loans to wholly owned subsidiaries of FDN made in the ordinary course of business consistent with past practice and routine salary, travel and expense advances to current or former employees, directors or consultants of FDN or any of its subsidiaries in the ordinary course of business consistent with past practice;

•	engage in (1) any transaction with any affiliate of FDN, any FDN principal stockholder or any portfolio company of the principal FDN stockholders, other than the merger agreement and other transactions identified in the merger agreement, or (2) amend, waive or relinquish any rights relating to any such transaction or agreement referred to in clause (1) that will remain outstanding after the merger closing;

•	authorize any new capital expenditures which are greater than the sum of $750,000 for each full month during the period between the date of the merger agreement and the merger closing and $1,500,000;

•	split, combine or reclassify shares of its capital stock, or declare, set aside or pay any dividend, or distribution with respect to its capital stock, other than cash dividends and distributions by a wholly owned subsidiary of FDN to FDN or to a subsidiary of FDN, or the issuance of FDN common stock upon the exercise of stock options or the conversion of FDN Series A preferred stock outstanding on the date of the merger agreement;

•	redeem, repurchase or otherwise acquire any shares of its capital stock or other of its securities;

•	other than pursuant to commitments existing on the date of the merger agreement, increase the compensation or fringe benefits of any current or former employee, consultant or director of FDN or any of its subsidiaries, except for increases in salary or wages in the ordinary course of business consistent with past practice, and the payment of accrued and earned but unpaid bonuses;

•	other than pursuant to commitments existing on the date of the merger agreement, grant any severance or termination pay to any current or former employee, consultant or director of FDN or any of its subsidiaries;

•	other than pursuant to commitments existing on the date of the merger agreement, loan or advance any money or other property to any current or former employee, consultant or director of FDN or any of its subsidiaries other than routine advances in the ordinary course of business consistent with past practice;

•	other than pursuant to commitments existing on the date of the merger agreement, adopt, amend or terminate any employee benefit plans;

•	other than pursuant to commitments existing on the date of the merger agreement, grant any equity or equity-based awards;

•	pay, discharge or satisfy any claims, liabilities or obligations, other than those reflected in the audited consolidated financial statements of FDN for the fiscal year ended December 31, 2003 or liabilities incurred in the ordinary course of business;

•	make or change any tax election or settle or compromise any material income tax liability;

•	make any change in its accounting methods, principles or practices, other than any change required by a concurrent change in generally accepted accounting principles;

•	fail to maintain insurance coverage at levels existing on the date of the merger agreement;

•	agree or commit to do any of the foregoing; or

•	knowingly take or agree to take any action that would make any representation or warranty of FDN or the principal FDN stockholders inaccurate in any material respect at any time prior to the merger closing, except for any representations and warranties that are made as of a specified date.

Conduct of ITC^DeltaCom’s Business Until the Merger Closing

Under the merger agreement, ITC^DeltaCom has agreed to conduct its business in its usual and ordinary manner consistent with its past practice and to use all reasonable best efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and employees and to cause its subsidiaries to do the same. In addition, prior to the merger closing, except as expressly contemplated by the merger agreement and subject to other specified exceptions, ITC^DeltaCom has agreed and has agreed to cause its subsidiaries not to take any of the following actions without the prior written consent of FDN:

•	amend any of its organizational documents;

•	issue, deliver, sell, pledge or transfer or authorize the issuance, sale, pledge or transfer of any shares of its capital stock, other than (1) the issuance of ITC^DeltaCom’s common stock or warrants upon the exercise of stock options or warrants or conversion of preferred stock outstanding on the date of the merger agreement, (2) the issuance of ITC^DeltaCom’s common stock or preferred stock under agreements in effect on the date of the merger agreement and (3) the issuance of ITC^DeltaCom’s common stock, stock options and restricted stock units under any stock incentive or other benefit plan of ITC^DeltaCom or any of its subsidiaries in effect on the date of the merger agreement.

•	acquire any entity by merger, consolidation or acquisition of stock or assets;

•	sell, lease or otherwise dispose of one of its subsidiaries or sell, lease or otherwise dispose of assets or securities, except for transactions in the ordinary course of business consistent with past practice;

•	merge or consolidate with any other entity;

•	make any investment, other than investments in cash or cash equivalents with a maturity of less than 90 days or investments in wholly owned subsidiaries of ITC^DeltaCom made in the ordinary course of business;

•	enter into any agreement that restricts ITC^DeltaCom or any of its subsidiaries or, after the effective time of the merger, ITC^DeltaCom or any of its subsidiaries from engaging or competing in any line of business or in any geographic area;

•	incur any indebtedness or any new guarantee of indebtedness in excess of $1,000,000 in the aggregate, or prepay any indebtedness;

•	become responsible for obligations of any other person, other than a subsidiary of ITC^DeltaCom, in an amount in excess of $1,000,000, except in connection with arrangements existing on the date of the merger agreement or as permitted under the merger agreement;

•	unless approved by the audit committee of the board of directors of ITC^DeltaCom, engage in (1) any transaction with any affiliate of ITC^DeltaCom or the principal WCAS securityholders, other than the merger agreement and other transactions identified in the merger agreement, or (2) amend, waive or relinquish any rights relating to any such transaction or agreement referred to in clause (1);

•	split, combine or reclassify any shares of its capital stock, or declare, set aside, pay or make any dividend or distribution with respect to its capital stock, other than dividends in shares of preferred stock on outstanding shares of preferred stock and cash dividends and distributions by a wholly owned subsidiary of ITC^DeltaCom to ITC^DeltaCom or another wholly owned subsidiary of ITC^DeltaCom;

•	redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of its subsidiaries, other than acquisitions of ITC^DeltaCom common stock consistent with past practice to meet its obligation to reserve and issue ITC^DeltaCom common stock under any stock option or compensation plan or arrangement;

•	make any change in its accounting methods, principles or practices, other than in the ordinary course of business consistent with past practice or any change required by a concurrent change in generally accepted accounting principles;

•	fail to maintain insurance coverage at levels existing on the date of the merger agreement;

•	other than pursuant to commitments existing on the date of the merger agreement, increase the compensation or fringe benefits of any employee of ITC^DeltaCom or any of its subsidiaries, except for increases in salary or wages in the ordinary course of business consistent with past practice and the payment of accrued and earned but unpaid bonuses;

•	other than pursuant to commitments existing on the date of the merger agreement, grant any severance or termination pay to any employee of ITC^DeltaCom or any of its subsidiaries;

•	other than pursuant to commitments existing on the date of the merger agreement, loan or advance any money or other property to any employee of ITC^DeltaCom or any of its subsidiaries other than routine advances in the ordinary course of business consistent with past practice;

•	other than pursuant to commitments existing on the date of the merger agreement, adopt, amend or terminate any employee benefit plans;

•	other than pursuant to commitments existing on the date of the merger agreement and awards under ITC^DeltaCom’s existing stock incentive plan, grant any equity or equity-based awards;

•	agree or commit to do any of the foregoing; or

•	knowingly take or agree to take any action that would make any representation or warranty of ITC^DeltaCom inaccurate in any material respect at or as of any time prior to the merger closing, except for any representations and warranties that are made as of a specified date.

Additional Agreements

Consents and Approvals; FDN Stockholder Approval.  FDN and ITC^DeltaCom have agreed to cooperate with one another to obtain governmental or other actions, consents, approvals or waivers required to consummate the merger and related transactions.

FDN has agreed to obtain the FDN stockholder approval of the merger agreement and the merger within two business days after the date of the merger agreement. In accordance with this covenant, FDN obtained such FDN stockholder approval by a written consent instead of a meeting which was dated September 10, 2004 and executed by M/C Venture Partners V, L.P., Media/Communications Partners III Limited Partnership and Centennial Ventures VII, L.P.

Preparation of ITC^DeltaCom Registration Statement; ITC^DeltaCom Stockholders Meeting.  ITC^DeltaCom has agreed to prepare this registration statement of which this proxy statement/prospectus is a part to be distributed to the stockholders of ITC^DeltaCom, which includes the recommendation of the ITC^DeltaCom board of directors that the ITC^DeltaCom stockholders vote in favor of the issuance of ITC^DeltaCom common stock in connection with the merger and an amendment to ITC^DeltaCom’s restated certificate of incorporation in the form attached to the merger agreement. As promptly as practicable after this registration statement is declared effective by the SEC, ITC^DeltaCom has agreed to call, give notice of and hold the special meeting of its stockholders described in this proxy statement/prospectus.

Access to Information.  Subject to confidentiality obligations, each of FDN and ITC^DeltaCom has agreed to afford the other party and its counsel, auditors and other representatives reasonable access, during normal business hours, to all of its offices, properties, books and records, and furnish to the requesting party all such information concerning its affairs, including financial and operating data and other information, as reasonably requested.

Notice of Specified Events.  FDN, on the one hand, and ITC^DeltaCom, on the other hand, have agreed to notify the other party of:

•	any communication alleging that a consent may be required in connection with the transactions contemplated by the merger agreement;

•	any material communication from any governmental authority in connection with the transactions contemplated by the merger agreement;

•	any commenced or threatened claims, investigations or proceedings which would have been required to have been disclosed on either ITC^DeltaCom’s or FDN’s disclosure schedule to the merger agreement; and

•	any breach of any representation, warranty, covenant or agreement on the part of FDN or any FDN principal stockholder, on the one hand, or ITC^DeltaCom or the merger subsidiary, on the other hand, which would cause specified closing conditions to the merger not to be satisfied.

Affiliate Transactions.  Immediately prior to the merger closing, the principal FDN stockholders have agreed to terminate or settle any contract between the principal FDN stockholders or any of their affiliates, on the one hand, and FDN or any of its subsidiaries, on the other hand, or any other affiliate of FDN, on the one hand, and FDN or any of its subsidiaries, on the other hand, other than specified disclosed contracts.

Reasonable Best Efforts.  Each of FDN and ITC^DeltaCom have agreed to use reasonable best efforts to do all things necessary, proper or advisable under applicable law to complete the transactions contemplated by the merger agreement. The parties have agreed that if any administrative or judicial action or proceeding challenging any transaction contemplated by the merger agreement is instituted or threatened, each party will cooperate with the other and use its reasonable best efforts to contest and resist such action and to have vacated or reversed any judgment, injunction or other order that prohibits, prevents or restricts completion of the transactions contemplated by the merger agreement. The parties have agreed that no party or its subsidiaries will be required to sell or hold separate any business or asset in order to complete the merger.

Public Announcements.  ITC^DeltaCom and FDN have agreed to obtain the other party’s prior written consent before issuing any press release or otherwise making any public announcements relating to the merger agreement and the merger transactions, except that any party to the merger agreement may issue a press release or make a public announcement if the announcement is required by applicable law.

Further Assurances.  After the effective time of the merger, the parties will execute and deliver any additional instruments necessary to carry out the provisions of the merger agreement.

Confidentiality.  The confidentiality agreement in effect on the date of the merger agreement between FDN and ITC^DeltaCom will continue in full force and effect prior to the effective time of the merger and after termination of the merger agreement.

Obligations of Merger Subsidiary.  ITC^DeltaCom has agreed to take all action necessary to cause the merger subsidiary to perform its obligations in the merger agreement.

Director and Officer Liability and Insurance.  The merger agreement provides that for six years after the effective time of the merger, ITC^DeltaCom will cause FDN, as the surviving corporation of the merger, to indemnify and hold harmless the present and former officers and directors of FDN for acts or omissions occurring at or prior to the effective time of the merger to the fullest extent permitted by Delaware law or any other applicable laws and as provided in the organizational documents of FDN. ITC^DeltaCom has agreed to cause the surviving corporation of the merger to provide officers’ and directors’ liability insurance with a term of six years to cover acts or omissions occurring prior to the effective time of the merger for any person currently covered by FDN’s officers’ and directors’ liability insurance policy on terms at least as favorable as such insurance maintained by FDN on the date of the merger agreement.

Employee Matters.  ITC^DeltaCom has agreed that it will provide, or will cause FDN as the surviving corporation of the merger to provide, employees of FDN and its subsidiaries on the merger closing date who remain as employees of ITC^DeltaCom or any ITC^DeltaCom subsidiary after the merger closing date with employee benefits that are no less favorable than the employee benefits provided to similarly situated employees of ITC^DeltaCom and its subsidiaries. FDN has agreed to take all corporate actions necessary to freeze participation under FDN’s 401(k) plan and terminate FDN’s 401(k) plan prior to the merger closing.

Incentive Plans.  FDN has agreed to terminate each equity incentive plan maintained by FDN or any of its subsidiaries.

ITC^DeltaCom Stock Incentive Plan.  The merger agreement provides that ITC^DeltaCom’s stock incentive plan will continue and all options previously granted under such stock incentive plan will be deemed assumed for purposes of the stock incentive plan.

No Recourse.  Each FDN principal stockholder has agreed to waive, as of the merger closing date, all claims and rights to recourse against FDN or any of its officers, directors and employees with respect to any breach of any representation or warranty or noncompliance with any agreement made by FDN in the merger agreement or any agreement executed to complete the transactions contemplated by the merger agreement. The principal FDN stockholders will not be entitled to contribution or subrogation from FDN for any liability of any FDN principal stockholder which may arise under the merger agreement.

FDN Principal Stockholder Consent.  Each FDN principal stockholder has consented to the execution, delivery and performance by FDN of the merger agreement and the completion of the transactions under the merger agreement.

Affiliate Letters.  FDN has agreed to use its reasonable best efforts to cause each person designated as an affiliate of FDN to deliver to ITC^DeltaCom, no later than 30 days prior to the merger closing, a letter relating to such affiliate’s compliance with Rule 145 under the Securities Act after the merger closing.

Appointment of Stockholders’ Representative.  Under the merger agreement, MC Venture Partners V, L.P. will act as agent and attorney-in-fact for each FDN stockholder in connection with any matters necessary to complete the merger and the transactions contemplated by the merger agreement. The stockholders’ representative is authorized to receive notice of, to make and defend, and to compromise on behalf of the FDN stockholders any claims for indemnification asserted under the merger agreement or the escrow agreement. All fees and expenses of the stockholders’ representative will be paid by the principal FDN stockholders.

Section 16 of Securities Exchange Act.  Prior to the effective time of the merger, assuming FDN delivers to ITC^DeltaCom information specified in the merger agreement, the board of directors of ITC^DeltaCom will approve the issuance of shares of ITC^DeltaCom common stock in the merger with respect to any officer and director of FDN who upon the effective time of the merger will become subject to the reporting requirements of Section 16 of the Securities Exchange Act to the extent necessary for such issuance to be an exempt acquisition pursuant to Rule 16b-3 thereunder.

Updated Disclosure Schedules.  The merger agreement provides that FDN and ITC^DeltaCom each may supplement specified sections of its disclosure schedule to disclose matters arising after the date of the merger agreement which are not in violation of the merger agreement and which, if they had existed as of the date of the merger agreement, would have been required to be disclosed in the disclosure schedule. FDN and ITC^DeltaCom must deliver to the other party a draft of its updated disclosure schedule, if any, three business days prior to the merger closing. The information contained in the updated disclosure schedule delivered by FDN or ITC^DeltaCom will qualify the applicable representations and warranties by such party under the merger agreement that are required, as a condition to closing, to be made as of the merger closing date.

No Solicitation by FDN and the Principal FDN Stockholders

The merger agreement provides that FDN and the principal FDN stockholders will not, and will not authorize or permit any of their respective affiliates or any officer, director, employee, investment banker, attorney or other advisor or representative or agent of FDN or any FDN principal stockholder or any of their respective affiliates, to:

•	solicit, initiate or encourage any acquisition proposal, as described below;

•	enter into any agreement with respect to an acquisition proposal; or

•	participate in any discussions or negotiations regarding, or provide information to any person, as described below, with the intent of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to an acquisition proposal other than the transactions contemplated by the merger agreement.

Any violation of the foregoing restrictions by any officer, director, employee, investment banker, attorney or other advisor or representative of FDN, any FDN principal stockholder or any of their respective affiliates, will be deemed to constitute a willful breach by FDN of the non-solicitation provision in the merger agreement. Except to the extent provided in the merger agreement, each of FDN and each FDN principal stockholder has agreed to, and has agreed to cause its affiliates to, immediately cease any activities, discussions or negotiations with any person, other than ITC^DeltaCom and its representatives, existing as of the date of the merger agreement and conducted at any time with respect to any acquisition proposal, and has agreed not to pursue, directly or indirectly, an acquisition proposal received on or before the date of the merger agreement from any person other than ITC^DeltaCom and its representatives. The merger agreement prohibits FDN from releasing any third party from, or waiving any provisions of, any confidentiality or standstill agreement relating to an acquisition proposal to which such party is a party.

For purposes of the non-solicitation provisions of the merger agreement, the merger agreement defines “person” to mean any person, corporation, entity or “group,” as defined in Section 13(d) of the Securities Exchange Act, other than ITC^DeltaCom or any of its subsidiaries. The merger agreement defines an “acquisition proposal” to mean any proposal for a merger or other business combination transaction involving FDN or any of its subsidiaries or any proposal or offer to acquire, in any manner, directly or indirectly, 20% or more of the equity securities or any class of the equity securities of FDN or 20% or more of the assets of FDN and its subsidiaries, taken as a whole, other than the merger contemplated by the merger agreement.

The merger agreement provides for exceptions to the foregoing non-solicitation provisions until FDN’s stockholders adopt the merger agreement and approve the merger. This FDN stockholder approval was obtained by written consent dated September 10, 2004.

Conditions to Completion of the Merger

The obligations of ITC^DeltaCom, the merger subsidiary, FDN and the principal FDN stockholders to complete the merger are subject to the fulfillment or waiver of the following conditions:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired or been terminated;

•	the required FDN stockholder approval of the merger agreement and the merger and the required ITC^DeltaCom stockholder approval of the FDN merger-related proposals submitted to ITC^DeltaCom’s stockholders at the special meeting described in this proxy statement/prospectus will have been obtained;

•	no provision of any applicable law or regulation and no judgment, injunction, order or decree will prohibit the merger closing or the transactions contemplated by the merger agreement;

•	no action or proceeding will be pending or have been instituted by any governmental authority seeking to restrain or make illegal the merger closing or the transactions contemplated by the merger agreement, impose material limitations on ITC^DeltaCom’s ability to control and exercise rights of ownership with respect to the corporation surviving the merger or require ITC^DeltaCom to sell any shares of capital stock of the corporation surviving the merger;

•	the registration statement on Form S-4 relating to the merger, of which this proxy statement/prospectus is a part, will have become effective prior to the mailing of this proxy statement/prospectus to ITC^DeltaCom’s stockholders and no stop order or proceedings seeking a stop order will have been threatened or initiated by the SEC;

•	the ITC^DeltaCom common stock to be issued in connection with the merger will have been approved for listing on the Nasdaq National Market, subject to official notice of issuance;

•	all specified notices to any governmental body will have been filed and all specified consents, approvals and licenses of any governmental body will have been obtained;

•	all consents, approvals, agreements or other actions required under specified agreements will have been received by FDN or any FDN principal stockholder and will not have been revoked;

•	each provision of the specified amendments to ITC^DeltaCom’s credit agreements and ITC^DeltaCom’s principal capital leases will be valid, binding and in full force and effect and enforceable against each of the parties thereto; and

•	the specified amendments to ITC^DeltaCom’s existing registration rights agreements will be valid, binding and in full force and effect and enforceable against each of the parties thereto.

Conditions to ITC^DeltaCom’s Obligations to Close.  The obligations of ITC^DeltaCom and the merger subsidiary to complete the transactions contemplated by the merger agreement are subject to the fulfillment or waiver of the following additional conditions:

•	each of FDN and the principal FDN stockholders will have performed in all material respects all obligations under the merger agreement required to be performed by it or them at or prior to the merger closing date;

•	the representations and warranties of FDN and the principal FDN stockholders in the merger agreement that are qualified by materiality or material adverse effect will be true and correct as of the merger closing date or other specified date, and the representations and warranties that are not qualified by materiality or material adverse effect will be true and correct in all material respects as of the merger closing date or other specified date;

•	there will not have occurred an FDN material adverse effect from the date of the merger agreement through the date of the merger closing;

•	the specified total indebtedness of FDN and its subsidiaries will be no more than $1.3 million immediately before the effective time of the merger;

•	the principal FDN stockholders will have executed and delivered to ITC^DeltaCom the amended and restated governance agreement and the FDN registration rights agreement described under “Terms of Other Agreements–Governance Agreement” and “–FDN Registration Rights Agreement”;

•	FDN and its subsidiaries will have on a specified date prior to the merger closing date a cash balance equal to at least $16.5 million, subject to adjustment;

•	FDN and its subsidiaries will have on a specified date prior to the merger closing date specified working capital equal to at least $16.5 million, subject to adjustment;

•	each of ITC^DeltaCom and the merger subsidiary will have received all documents reasonably requested by it relating to the existence of FDN and each FDN principal stockholder and the corporate or other authority for entry by FDN and each FDN principal stockholder into the merger agreement;

•	the FDN stockholders’ representative will have entered into the escrow agreement with FDN and the escrow agent;

•	ITC^DeltaCom will have received from its counsel a written opinion to the effect that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes;

•	no more than 78,000 shares of FDN common stock and no shares of FDN Series A preferred stock will be subject to properly exercised dissenters’ rights under applicable Delaware law;

•	all specified consents, approvals, agreements or other actions under specified agreements will have been received by ITC^DeltaCom and will not have been revoked; and

•	each specified affiliate of FDN will have delivered to ITC^DeltaCom a signed letter relating to such affiliate’s compliance with Rule 145 under the Securities Act after the merger closing.

For purposes of these closing conditions, an FDN material adverse effect will mean a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of FDN and its subsidiaries, taken as a whole, but will not include (1) any adverse change generally applicable to the telecommunications industry or to competitive local exchange carriers, (2) any adverse effect arising from compliance by FDN, ITC^DeltaCom or any FDN principal stockholder with the terms of the merger agreement or the other merger-related agreements or (3) any adverse effect arising from any event, occurrence, fact, condition, change, development or effect arising from or relating to any of the following:

•	general business or economic conditions;

•	national or international political or social conditions;

•	financial, banking or securities markets;

•	changes in generally accepted accounting principles; or

•	changes in laws, rules, relations, orders or other binding directives issued by any governmental entity.

Conditions to FDN’s Obligations to Close.  FDN’s obligations to complete the merger are subject to the fulfillment or waiver of the following additional conditions:

•	each of ITC^DeltaCom and the merger subsidiary will have performed in all material respects all of its obligations under the merger agreement required to be performed by it at or prior to the merger closing date;

•	the representations and warranties of ITC^DeltaCom in the merger agreement that are qualified by materiality or ITC^DeltaCom material adverse effect will be true and correct as of the merger closing date or other specified date, and the representations and warranties of ITC^DeltaCom that are not qualified by materiality or ITC^DeltaCom material adverse effect will be true and correct in all material respects as of the merger closing date or other specified date;

•	there will not have occurred an ITC^DeltaCom material adverse effect from the date of the merger agreement through the merger closing date;

•	ITC^DeltaCom will have executed and delivered to the FDN stockholders’ representative the amended and restated governance agreement and the FDN registration rights agreement described under “Terms of Other Agreements–Governance Agreement” and “–FDN Registration Rights Agreement”;

•	ITC^DeltaCom will have executed and delivered the escrow agreement to the FDN stockholders’ representative;

•	the amendment to ITC^DeltaCom’s restated certificated of incorporation submitted for stockholder approval at the special meeting described in this proxy statement/prospectus will be in full force and effect;

•	the amendment to the certificate of designation of ITC^DeltaCom’s Series A convertible redeemable preferred stock described under “Terms of Other Agreements–Amendment to ITC^DeltaCom Series A Preferred Stock Terms” will be in full force and effect;

•	ITC^DeltaCom will have amended its bylaws in the form attached to the merger agreement and such amended bylaws will be in full force and effect; and

•	FDN will have received from its counsel a written opinion to the effect that the merger will be treated as a tax-free reorganization for U.S. federal income tax purposes.

For purposes of these closing conditions, an ITC^DeltaCom material adverse effect will mean a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, or results of operations of ITC^DeltaCom and its subsidiaries, taken as a whole, but will not include (1) any adverse change generally applicable to the telecommunications industry or to competitive local exchange carriers, (2) any effect arising from compliance by FDN, ITC^DeltaCom or any FDN principal stockholder with the terms of the merger agreement or the other merger-related agreements or (3) any adverse effect arising from any event, occurrence, fact, condition, change, development or effect arising from or relating to any of the following:

•	general business or economic conditions;

•	national or international political or social conditions;

•	financial, banking or securities markets;

•	changes in generally accepted accounting principles; or

•	changes in laws, rules, relations, orders or other binding directives issued by any governmental entity.

Termination

ITC^DeltaCom, FDN and the principal FDN stockholders may mutually agree in writing to terminate the merger agreement. In addition, ITC^DeltaCom and FDN each has the right to terminate the merger agreement upon the occurrence or non-occurrence of specified events described below.

ITC^DeltaCom Termination Rights.  ITC^DeltaCom may terminate the merger agreement and abandon the transactions contemplated by the merger agreement, whether before or after approval of the merger-related proposals by ITC^DeltaCom’s stockholders at the special meeting, except as described below:

•	upon a breach of any representation, warranty, covenant or agreement on the part of FDN or the principal FDN stockholders set forth in the merger agreement, such that ITC^DeltaCom’s conditions to closing relating to the representations, warranties or covenants of FDN and the principal FDN stockholders will not be satisfied, and such breach is not reasonably capable of being cured prior to March 8, 2005 or, in the case of a breach of a covenant or agreement, such breach will not have been cured prior to March 8, 2005, but only if ITC^DeltaCom is not in material breach of any of its material representations, warranties, covenants or agreements contained in the merger agreement;

•	if the merger closing has not occurred by March 8, 2005, so long as ITC^DeltaCom is not in material breach of any of its material obligations under the merger agreement;

•	if there is a law or regulation or final nonappealable judgment, injunction, order or decree prohibiting the transactions contemplated by the merger agreement, the amended and restated governance agreement, the registration rights agreement or the escrow agreement;

•	if, prior to the approval of FDN’s stockholders of the merger agreement and the merger, the board of directors of FDN fails to make or has withdrawn or modified or changed in a manner adverse to ITC^DeltaCom its recommendation that FDN’s stockholders approve the merger agreement or the merger or if the board of directors of FDN recommends a “superior proposal” as described under “–No Solicitation by FDN and the Principal FDN Stockholders,” or the board of directors of FDN has resolved to do any of the foregoing; or

•	if the approval of FDN’s stockholders of the merger agreement and the merger shall not have been obtained by 5:00 p.m. Eastern Time on the second business day after the date of the merger agreement, but only if ITC^DeltaCom will have complied with its obligations under the merger agreement to call and hold the special meeting described in this proxy statement/prospectus and to recommend, through its board of directors, the ITC^DeltaCom stockholder approval.

FDN’s stockholders approved the merger agreement and the merger by written consent dated September 10, 2004. Accordingly, from and after that date, the last two termination rights summarized above are not exercisable by ITC^DeltaCom.

FDN Termination Rights.  FDN may terminate the merger agreement and abandon the transactions contemplated by the agreement, whether before or after approval of the merger-related proposals by ITC^DeltaCom’s stockholders at the special meeting, except as described below:

•	upon a breach of any representation, warranty, covenant or agreement on the part of ITC^DeltaCom or the merger subsidiary set forth in the merger agreement, such that FDN’s conditions to closing relating to ITC^DeltaCom’s representations, warranties or covenants will not be satisfied, and such breach is not reasonably capable of being cured prior to March 8, 2005 or, if such breach is reasonably capable of being cured prior to March 8, 2005, such breach will not have been cured prior to March 8, 2005, but only if FDN or any FDN principal stockholder is not in material breach of any of its material representations, warranties, covenants or agreements contained in the merger agreement;

•	if the merger closing has not occurred by March 8, 2005, so long as FDN is not in material breach of any of its material obligations under the merger agreement;

•	if there is a law or regulation or final nonappealable judgment, injunction, order or decree prohibiting the transactions contemplated by the merger agreement, the amended and restated governance agreement, the registration rights agreement or the escrow agreement;

•	if the approval of the issuance by ITC^DeltaCom of its common stock in connection with the merger and of the related amendment to ITC^DeltaCom’s certificate of incorporation has not been obtained at the special meeting described in this proxy statement/prospectus, unless FDN has failed to comply with its obligations under the merger agreement with respect to obtaining the approval of the FDN stockholders of the merger agreement and the merger and sending specified notices required by Delaware law to the FDN stockholders;

•	if, prior to the ITC^DeltaCom stockholder approval of such proposals, the board of directors of ITC^DeltaCom fails to make or has withdrawn or modified or changed in a manner adverse to FDN its recommendation that ITC^DeltaCom’s stockholders approve the issuance by ITC^DeltaCom of its common stock in connection with the merger and of the related amendment to ITC^DeltaCom’s certificate of incorporation; or

•	if, prior to the FDN stockholder approval,

–	FDN is not in material breach of any of its material obligations under the merger agreement;

–	the board of directors of FDN authorizes FDN to enter into a binding agreement for the sale of FDN to another party pursuant to a “superior proposal,” as such term is defined in the merger agreement, and FDN notifies ITC^DeltaCom in writing that it intends to enter into such an agreement;

–	ITC^DeltaCom does not make, within three business days after receipt of FDN’s notice described above, an offer that the board of directors of FDN determines, in good faith after consultation with its outside legal counsel and its financial advisors, is at least as favorable to FDN’s stockholders as the proposed superior proposal; and

–	prior to such termination, FDN pays the FDN termination fee described below.

With respect to the last such termination right of FDN, FDN may not enter into a binding agreement concerning a superior proposal until the fifth business day after it has provided ITC^DeltaCom the notice described above and will notify ITC^DeltaCom if its intention to enter into a written agreement referred to in such notice has changed at any time after giving such notice. FDN’s stockholders approved the merger agreement and the merger by written consent dated September 10, 2004. Accordingly, from and after that date, the last such termination right is not exercisable by FDN.

Effect of Termination.  If the merger agreement is terminated, the merger agreement will become void and there will be no further obligation thereunder of the parties, except under specified provisions of the merger agreement, which will survive termination.

Such a termination will not relieve ITC^DeltaCom, FDN or the principal FDN stockholders from liability to the other parties for any willful breach of the merger agreement.

Specific Performance.  Each party to the merger agreement has the right to elect, in addition to any and all other remedies at law or in equity for a breach of the merger agreement, to enforce specifically the terms and provisions of the merger agreement.

Termination Fee; Expenses

FDN is obligated under the merger agreement to pay ITC^DeltaCom a termination fee of $3 million and to reimburse ITC^DeltaCom for its transaction charges and expenses at the times and upon the occurrence of the events described below:

•	If the merger agreement is terminated by ITC^DeltaCom because, prior to the receipt of the FDN stockholder approval, the FDN board of directors has failed to recommend or will have withdrawn or modified or changed in a manner adverse to ITC^DeltaCom its approval or recommendation of the merger agreement or the merger, or has recommended a superior proposal, or the board of directors of FDN has resolved to do any of the foregoing, FDN must pay the FDN termination fee no later than the earlier of the date of such termination of the merger agreement or date of entry into an agreement concerning an acquisition proposal and pay ITC^DeltaCom’s transaction charges and expenses no later than the close of business on the second business day after ITC^DeltaCom will have requested payment of such transaction charges and expenses.

•	If the merger agreement is terminated by FDN because, prior to the receipt of the FDN stockholder approval, the FDN board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisors, that an unsolicited third party acquisition proposal constitutes a superior proposal, FDN must pay the FDN termination fee no later than the earlier of the date of such termination of the merger agreement or entry into an agreement concerning an acquisition proposal, and ITC^DeltaCom’s transaction charges and expenses no later than the close of business on the second business day after ITC^DeltaCom will have requested payment of such transaction charges and expenses.

•	If the merger agreement is terminated by ITC^DeltaCom for FDN’s failure to obtain the FDN stockholder approval within the period specified in the merger agreement, FDN must pay ITC^DeltaCom’s transaction charges and expenses no later than the close of business on the second business day after ITC^DeltaCom will have requested payment of such transaction charges and expenses and if, within nine months of such termination, FDN enters into an agreement concerning an acquisition proposal, FDN must pay the FDN termination fee at the time that it enters into such agreement.

FDN’s stockholders approved the merger agreement and the merger by written consent dated September 10, 2004. Accordingly, from and after that date, none of the termination rights that would give rise to payment of termination fees or expenses as summarized above is exercisable by ITC^DeltaCom or FDN.

ITC^DeltaCom is obligated under the merger agreement to pay FDN a termination fee described below and to reimburse FDN for its transaction charges and expenses at the times and upon the occurrence of the events described below:

•	If the merger agreement is terminated by FDN because, prior to the receipt of the ITC^DeltaCom stockholder approval, ITC^DeltaCom’s board of directors has failed to recommend or will have withdrawn or modified or changed in a manner adverse to FDN its approval or recommendation of the approval to ITC^DeltaCom’s stockholders of the issuance of ITC^DeltaCom common stock in connection with the merger and the related amendment to ITC^DeltaCom’s certificate of incorporation, or ITC^DeltaCom’s board of directors will have resolved to do any of the foregoing, ITC^DeltaCom must pay FDN a termination fee in the amount of $3 million no later than the close of business on the second business day after such termination of the merger agreement and pay FDN’s transaction charges and expenses no later than the close of business on the second business day after FDN shall request payment of such transaction charges and expenses.

•	If the merger agreement is terminated by FDN for ITC^DeltaCom’s failure to obtain the ITC^DeltaCom stockholder approval of the issuance of ITC^DeltaCom common stock in connection with the merger and of the related amendment to ITC^DeltaCom’s certificate of incorporation, ITC^DeltaCom must pay FDN’s transaction charges and expenses no later than the close of business on the second business day after FDN shall request payment of such transaction charges and expenses.

If FDN or ITC^DeltaCom fails to pay promptly any amounts described above when due, and, in order to obtain such payment, ITC^DeltaCom or FDN files a suit which results in a judgment against the other party for the applicable amounts set forth above, the prevailing party in the suit will be entitled to reimbursement by the other party for the prevailing party’s costs and expenses, including attorney’s fees, for bringing such suit, together with interest from the date of termination of the merger agreement on the amounts owed at a rate published as the “prime rate” in The Wall Street Journal in effect during such period, plus 2%.

All fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, other than the termination fees and expenses referred to above and other than any filing fees related to compliance with the federal antitrust laws, which will be paid by ITC^DeltaCom, are to be paid by the party incurring such fees or expenses. If the merger is completed, all costs and expenses will be paid by ITC^DeltaCom or FDN as the surviving corporation of the merger.

Indemnification

If the merger is completed, subject to specified limitations described below, the FDN stockholders, other than those dissenting stockholders described below, on the one hand, and ITC^DeltaCom, on the other hand, will be obligated to pay damages for losses resulting from breaches of their respective representations, warranties, covenants or agreements under the merger agreement. These indemnification obligations are summarized below.

Indemnification by FDN Stockholders.  From and after the merger closing date, the FDN stockholders, other than those dissenting stockholders exercising rights of appraisal under Delaware law who do not receive shares of ITC^DeltaCom common stock in connection with the merger, will be obligated to severally, and not jointly, indemnify ITC^DeltaCom and its affiliates, and each of their respective officers, directors, employees and agents, who are collectively referred to as the “ITC^DeltaCom indemnified persons,” from losses incurred by the ITC^DeltaCom indemnified persons as a result of the breach of any representation, warranty, covenant or agreement of FDN or the principal FDN stockholders under the merger agreement. In the case of any breach by any FDN principal stockholder of any representation, warranty, covenant, agreement or obligation of such FDN principal stockholder under the merger agreement, only the breaching FDN principal stockholder will be obligated to indemnify the ITC^DeltaCom indemnified persons for losses resulting from such breach.

Indemnification by ITC^DeltaCom.  From and after the merger closing date, ITC^DeltaCom will be obligated to indemnify the FDN stockholders and their affiliates and each of their respective officers, directors, employees and agents, who are collectively referred to as the “FDN stockholder indemnified persons,” from losses incurred by the FDN stockholder indemnified persons as a result of the breach of any representation, warranty, covenant or agreement of ITC^DeltaCom or the merger subsidiary under the merger agreement.

Limitations on Indemnification.  Subject to the exceptions for fraud or willful misrepresentation described below, each party will be liable to the other party’s indemnified persons for indemnifiable losses under the merger agreement only to the extent that:

•	the aggregate amount of indemnifiable losses exceeds $2 million, and then only to the extent of the losses over $2 million; and

•	the aggregate amount of indemnifiable losses is not more than $15 million.

Indemnification claims on behalf of the ITC^DeltaCom indemnified persons under the merger agreement, for which the liability of the FDN stockholders is limited to $15 million, may be made solely against the escrow account pursuant to the escrow agreement as described in “– Escrow of Merger Consideration” and “Terms of Other Agreements–Escrow Agreement,” subject to exceptions for fraud or willful misrepresentation described below.

The limitations on liability described above will not apply in the following circumstances:

•	with respect to any indemnified losses suffered by the ITC^DeltaCom indemnified persons resulting from fraud or willful misrepresentation with respect to a breach of any representation, warranty, covenant or agreement of FDN or any FDN principal stockholder in the merger agreement, except that any FDN stockholder’s liability in such a case will not exceed the aggregate value of the shares of ITC^DeltaCom common stock paid to such FDN stockholder in connection with the merger, valued at the fair market value of such shares as of the date of the merger agreement, which was $4.4688 per share, unless such stockholder committed such fraud or willful misrepresentation; and

•	with respect to any indemnified losses suffered by the FDN stockholder indemnified persons resulting from fraud or willful misrepresentation with respect to a breach of any representation, warranty, covenant or agreement of ITC^DeltaCom or the merger subsidiary in the merger agreement, except that ITC^DeltaCom’s liability in such a case will not exceed, with respect to all FDN stockholders, the aggregate value of the shares of ITC^DeltaCom common stock paid to the FDN stockholders in connection with the merger, or with respect to any FDN stockholder, the value of the shares of ITC^DeltaCom common stock paid to such stockholder in connection with the merger, valued, in both cases, at the fair market value of such shares as of date of the merger agreement, which was $4.4688 per share.

Any claim for indemnification by the ITC^DeltaCom indemnified persons for losses resulting from fraud or willful misrepresentation will first be made against the escrow account up to the escrow amount remaining therein before any such claim will be made against any FDN stockholder.

Each party will not be liable to the other party’s indemnified persons for indemnifiable losses under the merger agreement resulting from a breach of such party’s representations, warranties, covenants or agreements under the merger agreement to the extent that specified officers of the non-breaching party had actual knowledge on or before the merger closing date of facts, events, occurrences, conditions or circumstances that would reasonably be expected by such a person to constitute such a breach, whether or not such facts, events, occurrences, conditions or circumstances were disclosed in the breaching party’s disclosure schedules to the merger agreement.

Payment; Escrow Fund.  Amounts disbursed from the escrow account in payment of claims by ITC^DeltaCom indemnified persons generally will be made on a several basis, at the option of each FDN stockholder, (1) in cash, (2) by instructing the FDN stockholders’ representative to cause the escrow agent to deliver to ITC^DeltaCom all or a portion of such stockholder’s shares of ITC^DeltaCom common stock deposited in the escrow account, or (3) in a combination of cash and shares of ITC^DeltaCom common stock received in connection with the merger. Any shares of ITC^DeltaCom common stock delivered by any FDN stockholder to any ITC^DeltaCom indemnified person to satisfy an indemnification claim will be valued at the fair market value of ITC^DeltaCom common stock, as of the date of the merger agreement, which was $4.4688 per share.

Indemnification claims on behalf of the FDN stockholder indemnified persons under the merger agreement may be paid, at ITC^DeltaCom’s election, as follows:

•	in cash;

•	by issuing shares of ITC^DeltaCom common stock, valued at their fair market value as of the date of the merger agreement, which was $4.4688 per share; or

•	in a combination of cash and ITC^DeltaCom common stock.

Deadlines for Indemnification Claims.  Indemnification claims for breaches of any representation and warranties under the merger agreement, other than as described below, must be brought on or before the later of March 15, 2006 and the first anniversary of the merger closing date. Indemnification claims of ITC^DeltaCom indemnified persons against FDN or any FDN stockholder for breach by FDN or any FDN stockholder of FDN’s representations and warranties regarding organization, authority to enter into the merger agreement, capitalization or taxes may be brought until the expiration of the applicable statute of limitations. Indemnification claims of FDN stockholder indemnified persons against ITC^DeltaCom or the merger subsidiary for breach by ITC^DeltaCom or the merger subsidiary of representations and warranties regarding organization, authority to enter into the merger agreement, capitalization or taxes may be brought until the expiration of the applicable statute of limitations.

Indemnification as Exclusive Remedy.  Subject to the parties’ rights to specific performance under the merger agreement, from and after the merger closing date, indemnification is the exclusive remedy of the parties for any losses arising out of or related to the transactions contemplated by the merger agreement, except in the event of fraud or willful breach of the merger agreement.

Administration of Escrow Account.  For information about the administration of the escrow account, see “Terms of Other Agreements–Escrow Agreement.”

TERMS OF OTHER AGREEMENTS

The following summary of the material provisions of other agreements related to the merger transaction is qualified in its entirety by reference to those agreements. This summary is not complete, and you are encouraged to read the full text of each such agreement. See “Where You Can Find Additional Information” beginning on page 152 of this proxy statement/prospectus to learn how you can obtain copies of these agreements.

Governance Agreement

At or prior to the merger closing date, ITC^DeltaCom will enter into a governance agreement with the WCAS securityholders, the principal FDN stockholders, the principal NTC stockholders described below, Campbell B. Lanier, III, who is a director and stockholder of ITC^DeltaCom, and Larry F. Williams, who is a director, stockholder and Chairman and Chief Executive Officer of ITC^DeltaCom. This governance agreement will amend and restate the existing governance agreement, dated as of October 6, 2003, among ITC^DeltaCom, the WCAS securityholders, Mr. Lanier and Mr. Williams to add as parties the principal FDN stockholders and the principal NTC stockholders. The new agreement will modify some provisions and terminate other provisions of the existing agreement that relate to the corporate governance of ITC^DeltaCom and to restrictions on the disposition of ITC^DeltaCom’s securities held by the stockholder parties.

Board of Directors and Committees

The governance agreement contains provisions relating to the composition and actions of ITC^DeltaCom’s board of directors and board committees.

Post-Closing Board Membership.  As of the effective time of the merger, the board of directors will be increased in size from 11 to 13 members and will initially consist of nine of the current 11 directors, three new directors designated for appointment by the principal FDN stockholders and one new director designated for appointment by the principal NTC stockholders. From and after the effective time of the merger, but subject to provisions of the governance agreement summarized below, ITC^DeltaCom’s board of directors will consist of 13 directors, as follows:

•	ITC^DeltaCom’s chief executive officer, who is currently Mr. Williams;

•	that number of directors, which is currently three, nominated by the board of directors and necessary to constitute an audit committee composed solely of board members who qualify as “independent” directors within the meaning of Section 301 of the Sarbanes-Oxley Act and, for so long as ITC^DeltaCom’s common stock is listed on the Nasdaq National Market, within the meaning of the Nasdaq Marketplace Rules;

•	during the applicable WCAS board membership period described below, up to four directors, who are referred to below as the “WCAS designees,” one of whom will be designated by Welsh, Carson, Anderson & Stowe VIII, L.P., one of whom will be designated by WCAS Capital Partners III, L.P. and two of whom will be designated or elected by the WCAS securityholders as holders of the Series B preferred stock;

•	during the applicable MC board membership period described below, up to two directors, who are referred to below as the “MC designees,” one of whom will be designated by M/C Venture Partners V, L.P. and one of whom will be designated by Media/Communications Partners III Limited Partnership;

•	during the Columbia board membership period described below, one director, who is referred to below as the “Columbia designee,” who will be designated by Columbia Capital Equity Partners III (QP), L.P.;

•	during the NTC stockholder board membership period described below, one director, who is referred to below as the “NTC stockholder designee,” who will be designated by the principal NTC stockholders; and

•	during the Series A board membership period described below, either Campbell B. Lanier, III or Donald W. Burton, who also currently serves as a director, as nominated by the board of directors.

The MC stockholders who will designate two new directors to serve as the MC designees and the Columbia stockholders who will designate one new director to serve as the Columbia designee are principal FDN stockholders.

The initial WCAS designees, all of whom currently serve as directors, are John Almeida, Jr., who was designated by Welsh, Carson, Anderson & Stowe VIII, L.P., Thomas E. McInerney, who was designated by WCAS Partners III, L.P., and Anthony J. de Nicola and Sanjay Swani, who also were designated by the WCAS securityholders as holders of the Series B preferred stock.

The prospective new directors who will serve as the initial MC designees are Peter H.O. Claudy, who will be designated by M/C Venture Partners V, L.P., and Neil N. Sheth, who will be designated by Media/Communications Partners III Limited Partnership.

The prospective new director who will serve as the initial Columbia designee is John T. Siegel, who will be designated by Columbia Capital Equity Partners III (QP), L.P.

The prospective new director who will serve as the initial NTC stockholder designee is Thomas E. Darden.

William B. Timmerman, who served as a director designee of the holders of the Series A preferred stock, resigned as a director on October 25, 2004. Robert C. Taylor, Jr. has advised the board of directors that he intends to resign as a director before the effective time of the FDN merger.

See “Other ITC^DeltaCom Special Meeting Proposals–Amendment to ITC^DeltaCom’s Certificate of Incorporation” for a description of the provisions of the existing governance agreement governing the size of the board of directors.

Board Membership Periods.  The foregoing stockholder parties will have the right to designate directors under the governance agreement during their board membership periods specified in the agreement. The board membership periods, and associated rights to designate directors for service on the board of directors, generally will terminate when the stockholder groups described below cease collectively to own beneficially ITC^DeltaCom voting securities representing a specified minimum percentage of the voting power represented by all of the ITC^DeltaCom voting securities which are then outstanding. The governance agreement defines “voting power” on any date to mean the total number of votes that may be cast on such date by all holders of ITC^DeltaCom voting securities generally, other than in connection with the election of directors, but including any votes that may be cast upon the acquisition by stockholders of voting securities as a result of the conversion, exchange or exercise of any voting security equivalents beneficially owned by such stockholders on such date. ITC^DeltaCom’s voting securities consist of its common stock, Series A preferred stock and Series B preferred stock, while its voting security equivalents include all warrants, options, rights or securities convertible into, or exchangeable or exercisable for, such voting securities.

The WCAS securityholders will have the right to designate the number of directors shown in the table below so long as they collectively continue to own beneficially ITC^DeltaCom voting securities representing the related minimum percentage of total voting power:

Minimum Percentage of Voting Power	Number of WCAS Designees
26%	4
15%	3
10%	2
5%	1

The WCAS securityholders will have the right to designate four directors for two years after the governance agreement date even if they cease to own beneficially ITC^DeltaCom securities representing at least 26% of the total voting power unless, before the end of this two-year period, they sell more than 5% of the ITC^DeltaCom common stock they hold as of the governance agreement date, assuming the conversion or exercise of all Series B preferred stock and warrants they then hold. For so long as the WCAS securityholders and their affiliates collectively continue to own beneficially a majority of the Series B preferred stock, each director elected to the board of directors pursuant to the terms of the Series B preferred stock will be deemed to be a WCAS designee. If such ownership declines to less than a majority of the Series B preferred stock, any director so elected will be deemed to be a WCAS designee only if the director is one of the initial WCAS designees referred to above or a member, general partner, officer, director or employee of a WCAS securityholder or an affiliate of a WCAS securityholder.

M/C Venture Partners and Media/Communications Partners will each have the right to designate one director for so long as the MC stockholders collectively beneficially own ITC^DeltaCom voting securities representing at least 10% of the total voting power. Once such ownership declines to below 10%, M/C Venture Partners will have the right to designate one director for so long as the MC stockholders collectively beneficially own ITC^DeltaCom voting securities representing at least 5% of the total voting power. The foregoing MC stockholders will have the right to designate two directors for two years after the governance agreement date even if they cease to own beneficially ITC^DeltaCom securities representing at least 10% of the total voting power unless, before the end of this two-year period, they sell more than 5% of the ITC^DeltaCom common stock they hold as of the governance agreement date. The beneficial ownership of the total ITC^DeltaCom voting power by the MC stockholders will be approximately         % immediately following completion of the FDN merger and approximately         % immediately following completion of the NTC merger, assuming that ITC^DeltaCom issues the maximum of 8,850,000 shares of ITC^DeltaCom common stock issuable in the NTC merger. The MC stockholders consist of MC/Venture Partners, Media/ Communications Partners and Chestnut Venture Partners, L.P.

Columbia Capital Equity Partners III (QP), L.P. will have the right to designate one director for so long as the Columbia stockholders collectively beneficially own ITC^DeltaCom voting securities representing at least 5% of the total voting power. Columbia Capital will have the right to designate one director for two years after the governance agreement date even if the Columbia stockholders do not beneficially own ITC^DeltaCom securities representing at least 5% of the total voting power unless, before the end of this two-year period, they sell more than 5% of the ITC^DeltaCom common stock they hold as of the governance agreement date. The beneficial ownership of the total ITC^DeltaCom voting power by the Columbia stockholders will be approximately         % immediately following completion of the FDN merger and approximately         % immediately following completion of the NTC merger, assuming that ITC^DeltaCom issues the maximum of 8,850,000 shares of ITC^DeltaCom common stock issuable in the NTC merger. The Columbia stockholders consist of Columbia Capital and Columbia FDN Partners III, LLC.

The principal NTC stockholders will have the right to designate one director for so long as they collectively beneficially own ITC^DeltaCom voting securities representing at least 5% of the total voting power. The principal NTC stockholders will have the right to designate one director for one year after the governance agreement date even if the principal NTC stockholders do not beneficially own ITC^DeltaCom securities representing at least 5% of the total voting power unless, before the end of this one-year period, they sell more than 5% of the ITC^DeltaCom common stock they hold as of the governance agreement date. The beneficial ownership of the total ITC^DeltaCom voting power by the principal NTC stockholders will be approximately         % immediately following completion of the NTC merger, assuming that ITC^DeltaCom issues the maximum of 8,850,000 shares of ITC^DeltaCom common stock issuable in the NTC merger. The principal NTC stockholders consist of the following entities: Wind Point Partners IV, L.P., Wind Point IV Executive Advisor Partners, L.P., Wind Point Associates IV, L.L.C., Morgan Keegan Opportunity Fund, L.P., Morgan Keegan Employee Investment Fund, L.P., Spectrum Equity Investors III, L.P., SEI Entrepreneurs’ Fund, L.P., Spectrum III Investment Managers’ Fund, L.P., Onset Enterprise Associates III, L.P., Centurytel, Inc., Private Equity Investors IV, L.P., Diamond One Investors, LLC, Lehman Brothers Communications Associates Inc., Lehman Brothers Communications Fund L.P., Lehman Brothers Offshore Communications Fund L.P., Lehman Brothers Communications Partners L.P., Lehman Brothers Offshore Communications Partners L.P., Lehman Brothers

Communications Capital Partners I, L.P., Lehman Brothers Communications Investors L.P., Lehman Brothers Partnership Account 2000/2001, L.P., Lehman Brothers Offshore Partnership Account 2000/2001, L.P., Lehman Brothers P.A., LLC and Lehman Brothers Communications Partnership.

Campbell B. Lanier, III and Donald W. Burton will each have the right to be designated as a Series A designee by the board of directors for so long as Mr. Lanier and Mr. Burton, together with their affiliates, spouses, lineal descendents and spouses of lineal descendents, continue collectively to own beneficially at least 10% of the outstanding Series A preferred stock. As of the date of this proxy statement/prospectus, such persons collectively beneficially owned approximately 18.6% of the outstanding Series A preferred stock.

Ownership of ITC^DeltaCom voting securities by any permitted transferee of securities owned by a stockholder party will be included in the calculation of securities beneficially owned by the applicable stockholder group for purposes of the foregoing director designation provisions.

References below to a “stockholder group” will mean the WCAS securityholders, the MC stockholders, the Columbia stockholders or the NTC stockholders.

Increase in Securities Ownership Position.  The size of the board of directors and the foregoing director designation rights may be changed if either the WCAS securityholders or the MC stockholders increase their beneficial ownership of ITC^DeltaCom voting securities after the governance agreement date. In this event, all stockholders then having director designation rights will be obligated to use their reasonable best efforts to designate directors in such a manner to ensure that the designees of each stockholder group are proportionate in number to the group’s new securities ownership position. Such an action may result in a reduction in the number of board designees previously allocated to a particular stockholder group, other than during the group’s initial board membership period, as described above.

Board Vacancies; Removal of Directors.  If a vacancy in the board of directors is created by the death, disability, retirement, resignation or removal of a director designated by any stockholder group, that stockholder group will have the right to designate a replacement to fill the vacancy. A vacancy created by the departure of the Series A designee will be filled by the other person eligible to serve as a Series A designee. All other vacancies will be filled by the board of directors in a manner consistent with the board composition provisions of the governance agreement.

Each stockholder party to the governance agreement will agree not to cause the removal without “cause” of any director unless the director was designated by such stockholder party. For this purpose, the governance agreement defines “cause” to mean the willful and continuous failure of a director substantially to perform such director’s duties to ITC^DeltaCom or the willful engaging by a director in gross misconduct materially and demonstrably injurious to ITC^DeltaCom.

Composition of Board Committees.  The governance agreement provides that ITC^DeltaCom will maintain an audit committee, a compensation committee and, until at least the second anniversary of the governance agreement date, an executive committee of the board of directors. The audit committee will be composed solely of board members who qualify as “independent” directors within the meaning of Section 301 of the Sarbanes-Oxley Act and, for so long as ITC^DeltaCom’s common stock is listed on the Nasdaq National Market, within the meaning of the Nasdaq Marketplace Rules. For so long as the WCAS securityholders and the MC stockholders have director designation rights under the governance agreement, one director designated by the WCAS securityholders and one director designated by the MC stockholders will serve as the compensation committee, the executive committee and each other committee of the board of directors other than the audit committee. The remaining members of such committees will be appointed by the board of directors. The other members of the executive committee will consist of ITC^DeltaCom’s chief executive officer and, as of the date of the governance agreement, Campbell B. Lanier, III.

Compliance With Nasdaq Rules.  The governance agreement contains provisions which are intended to ensure ITC^DeltaCom’s continued compliance with Nasdaq Marketplace Rules relating to the composition of a listed company’s board of directors.

To maintain the listing of its common stock on the Nasdaq National Market, ITC^DeltaCom is required to comply with applicable provisions of the Marketplace Rules, including the corporate governance standards of those rules. Subject to an exemption available to a “controlled company,” the Marketplace Rules require that a majority of a listed company’s board of directors be composed of “independent directors,” as defined in the Marketplace Rules, and that such independent directors exercise oversight responsibilities with respect to director nominations and executive compensation. ITC^DeltaCom believes that it is a “controlled company” and since the listing of its common stock in December 2003 has relied on the controlled company exemption from these provisions. Marketplace Rule 4350(c)(5) defines a “controlled company” as “a company of which more than 50% of the voting power is held by an individual, a group or another company.” As described elsewhere in this proxy statement/prospectus, certain of the WCAS securityholders and their related persons have disclosed in statements on Schedule 13D filed with the SEC that, as a group, they beneficially own ITC^DeltaCom’s voting securities representing more than 50% of ITC^DeltaCom’s voting power. Upon the closing of the FDN merger, this group will cease to own beneficially ITC^DeltaCom voting securities in an amount sufficient to enable ITC^DeltaCom to continue to rely on the controlled company exemption.

The governance agreement provides that, for ITC^DeltaCom to continue to qualify as a “controlled company” pursuant to Marketplace Rule 4350(c)(5), the WCAS securityholders and the MC stockholders will form a “group” within the meaning of this rule and make appropriate filings on Schedule 13D with the SEC to report and acknowledge the formation of such a group. Following the formation of this group, and for so long as they have director designation rights, the WCAS securityholders and the MC stockholders will be required to remain members of the group until the date on which the board of directors determines that ITC^DeltaCom will comply with Marketplace Rule 4350(c) instead of claiming an exception therefrom as a “controlled company.” For so long as they have director designation rights, the Columbia stockholders and some of the other principal FDN stockholders may become members of such a group at their option, and will be required to do so if their participation in the group is necessary to achieve the ownership threshold required under Marketplace Rule 4350(c)(5).

Board Observer Rights.  For a period of one year after the governance agreement date, Centennial Ventures VII, L.P., which is one of the principal FDN stockholders, will have the right to appoint one representative to attend each meeting of ITC^DeltaCom’s board of directors as a non-voting observer. Under the circumstances and subject to the conditions specified in the governance agreement, two of the WCAS securityholders, two of the MC stockholders and one of the Columbia stockholders also will be entitled to board observer rights.

Agreement to Vote.  ITC^DeltaCom and each of the stockholder parties to the governance agreement have agreed to vote or act by written consent, and to take other necessary or desirable actions, to implement the foregoing provisions of the governance agreement relating to the board of directors and committees of the board of directors, and to use their reasonable best efforts to cause their affiliates to do so.

Restrictions on Transfers of Securities

The existing agreement imposes restrictions on the transfer by the stockholder parties of their ITC^DeltaCom voting securities and voting security equivalents, whether by sale, assignment, pledge or otherwise.

During the first six months following the governance agreement date:

•	the WCAS securityholders may not transfer more than 10% of their aggregate common stock ownership position in ITC^DeltaCom as of the governance agreement date, measured on a fully diluted basis; and

•	each other stockholder may not transfer more than 10% of such stockholder’s common stock ownership position in ITC^DeltaCom as of the governance agreement date, measured on a fully diluted basis.

During the six months following the expiration of the initial six-month transfer restriction period:

•	the WCAS securityholders may not transfer more than an additional 45% of their aggregate common stock ownership position in ITC^DeltaCom as of the governance agreement date, measured on a fully diluted basis; and

•	each other stockholder may not transfer more than an additional 45% of such stockholder’s common stock ownership position in ITC^DeltaCom as of the governance agreement date, measured on a fully diluted basis.

Any transfers permitted during either transfer restriction period must be made as sales pursuant to Rule 144 or 145 under the Securities Act, in privately negotiated transactions in compliance with the Securities Act, or in public offerings pursuant to a registration rights agreement between ITC^DeltaCom and the transferring stockholder party.

The following transfers of securities by the stockholder parties will not be subject to the foregoing transfer restrictions and will not be counted in calculating their compliance with the foregoing limitations:

•	transfers to affiliates and other specified classes of permitted transferees, so long as such permitted transferees agree to become bound by the same transfer restrictions that apply to the transferring stockholder party, except that each transferring stockholder party will agree not to make any in-kind distributions of ITC^DeltaCom voting securities or voting security equivalents to its partners, members or shareholders in accordance to the organizational documents of such transferring stockholder party;

•	any transfer pursuant to a merger or consolidation in which ITC^DeltaCom is a constituent corporation;

•	any transfer pursuant to a bona fide tender offer or exchange offer;

•	any transfer pursuant to a business combination or other sale of or involving ITC^DeltaCom; or

•	any transfer solely to satisfy any indemnification obligations under the merger agreement between ITC^DeltaCom and the transferring stockholder party.

The stockholder parties will agree not to transfer any ITC^DeltaCom voting securities or voting security equivalents to any entity that is a competitor, as defined in the governance agreement, of ITC^DeltaCom in providing retail or wholesale telecommunications services if the transferring stockholder party knows that such a competitor, when taken together with its affiliates and associates and with any “group” of which such competitor forms a part, would beneficially own immediately after such transfer ITC^DeltaCom voting securities representing 10% or more of the outstanding “voting power.” For purposes of this provision, “group” has the meaning set forth in Rule 13d-3 under the Securities Exchange Act.

The stockholder parties will be permitted to transfer securities of ITC^DeltaCom to permitted transferees specified in the governance agreement so long as these permitted transferees become bound by the terms of the governance agreement, subject to exceptions set forth in the governance agreement.

Termination

The governance agreement will terminate as to all stockholder parties on the earliest to occur of:

•	the date of a change of control of ITC^DeltaCom, as defined in the governance agreement;

•	the fifth anniversary of the governance agreement date; and

•	the date on which an arbitration panel has determined that ITC^DeltaCom has breached its obligations under the provisions of the governance agreement relating to the composition and actions of the board of directors and board committees and has failed to cure its breach.

The governance agreement will terminate with respect to any stockholder group when that group and its affiliates collectively do not beneficially own ITC^DeltaCom voting securities representing at least 5% of the total voting power, but in no event earlier than the second anniversary of the governance agreement date, with respect to the Columbia stockholders, and the first anniversary of the governance agreement date, with respect to the NTC stockholders.

The governance agreement will terminate with respect to Mr. Williams as of the date on which Mr. Williams ceases to be employed by ITC^DeltaCom.

Termination of Existing Governance Agreement Provisions

The amendment and restatement of the existing governance agreement upon the completion of the FDN merger will result in the termination of some of the corporate governance provisions of the existing agreement, which will affect the rights and obligations of the WCAS securityholders.

Committee of Independent Directors.  The new agreement will eliminate provisions of the existing agreement requiring ITC^DeltaCom to establish and maintain a committee of independent directors and requiring that committee to approve specified corporate actions. Members of this committee consist of all directors who are not affiliates or associates of any WCAS securityholder, who are not officers or employees of ITC^DeltaCom or any subsidiary, and, with limited exceptions, who quality as independent directors within the meaning of the Nasdaq Marketplace Rules. The existing agreement provides that this committee is responsible until January 6, 2005 to fill directorships vacated by any director, other than a WCAS designee or any director designated or elected by holders of the Series A preferred stock or the Series B preferred stock. The existing agreement also provides that this committee must approve the following types of transactions.

•	any “squeeze-out transaction,” merger or other business combination between ITC^DeltaCom and any affiliate of the WCAS securityholders;

•	with limited exceptions, issuances of shares of capital stock by ITC^DeltaCom or any subsidiary of ITC^DeltaCom to the WCAS securityholders or any of their affiliates;

•	sales of assets by ITC^DeltaCom or any subsidiary of ITC^DeltaCom to the WCAS securityholders or any of their affiliates;

•	any action by the WCAS securityholders or their affiliates during the period ending on January 6, 2005 to amend ITC^DeltaCom’s bylaws;

•	any action by the WCAS securityholders or their affiliates during or after the period ending on January 6, 2005 to amend ITC^DeltaCom’s certificate of incorporation or bylaws during the term of the governance agreement in a manner that would modify the rights of the parties under the governance agreement;

•	any enforcement or modification, amendment or waiver of any provision of the governance agreement or of other specified agreements among ITC^DeltaCom and the WCAS securityholders; and

•	any acquisition by the WCAS securityholders or their affiliates of voting securities of ITC^DeltaCom in excess of limits specified in the existing agreement.

Approval of Specified Corporate Transactions.  The new agreement will eliminate provisions of the existing agreement providing that neither the WCAS securityholders nor their affiliates will, directly or indirectly, take action to propose or effect a “squeeze-out transaction” or any merger or other business combination between ITC^DeltaCom and any affiliate of the WCAS securityholders unless such a squeeze-out transaction, merger or other business combination is approved by, in addition to the committee of independent directors, as described above, for three years after the merger closing date, a majority of ITC^DeltaCom’s disinterested stockholders. For purposes of this approval requirement, disinterested stockholders are holders of ITC^DeltaCom voting securities or voting security equivalents that are not WCAS securityholders, affiliates or associates of WCAS securityholders, portfolio companies of the WCAS securityholders or their affiliates, or officers or employees of ITC^DeltaCom or its subsidiaries. The existing agreement defines “squeeze-out transaction” to mean any purchase or other acquisition of ITC^DeltaCom voting securities or voting security equivalents by a tender offer, exchange offer, merger or other business combination or other purchase of ITC^DeltaCom voting securities or voting security equivalents that would result in a going private or other “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Securities Exchange Act.

Restrictions on Transfers of ITC^DeltaCom Voting Securities.  The new agreement will eliminate provisions of the existing agreement imposing additional restrictions on transfers of ITC^DeltaCom voting securities by the WCAS securityholders. Under the existing agreement, the WCAS securityholders have agreed that, if they have actual knowledge that a proposed transfer by them would result in any person or entity owning voting securities representing 20% or more of the outstanding voting power of ITC^DeltaCom and more of the outstanding voting power than any other person or group, such transferee must become bound by specified provisions of the governance agreement to the same extent as the WCAS securityholders. Under the existing agreement, the WCAS securityholders also have agreed to offer to other stockholders of ITC^DeltaCom voting securities the opportunity to participate in any proposed transfer of ITC^DeltaCom voting securities by the WCAS securityholders or their affiliates to any person or group that, to the knowledge of the WCAS securityholders, would beneficially own ITC^DeltaCom voting securities immediately after such transfer representing 30% or more of the outstanding voting power, and more of the outstanding voting power than any other person or group. In the event of any such transfer, the other ITC^DeltaCom stockholders would be offered the right, as a condition to the effectiveness of the transfer, to transfer a pro rata portion of their voting securities on the same terms and conditions and at the same price per share, on a common stock-equivalent basis, as the WCAS securityholders and their affiliates. The procedural requirements applicable to such transfers, which are set forth in the existing agreement, would be modified to the extent required to comply with applicable law.

Restrictions on Acquisitions of ITC^DeltaCom Voting Securities.  The new agreement will eliminate provisions of the existing agreement imposing restrictions on the acquisition of additional ITC^DeltaCom voting securities by the WCAS securityholders. The existing agreement provides that, with specified exceptions, the WCAS securityholders and their affiliates may acquire beneficial ownership of additional ITC^DeltaCom voting securities subject only to the following limitations:

•	until October 6, 2005, no acquisition may result in beneficial ownership by the WCAS securityholders and their affiliates of a percentage of the outstanding ITC^DeltaCom common stock, measured on a fully diluted basis, which is more than 5% greater than their ownership percentage immediately following the effective time of ITC^DeltaCom’s merger with BTI Telecom Corp. on October 6, 2003; and

•	thereafter, during the term of the governance agreement, no acquisition may result in beneficial ownership by the WCAS securityholders and their affiliates of a percentage of the outstanding ITC^DeltaCom common stock, measured on a fully diluted basis, which is more than 15% greater than their ownership percentage immediately following the effective time of such merger.

Amendment to ITC^DeltaCom Series A Preferred Stock Terms

To facilitate the implementation of the board membership provisions of the amended and restated governance agreement, ITC^DeltaCom entered into an agreement, dated as of September 8, 2004, with SCANA Communications Holdings, Inc. and Campbell B. Lanier, III in which those parties, who beneficially own a majority of ITC^DeltaCom’s outstanding Series A preferred stock, have agreed, on or before the closing date of the merger, to approve an amendment to the certificate of designation of the Series A preferred stock to eliminate the right of the holders of the Series A preferred stock, voting as a separate class, exclusive of all other stockholders, to elect directors of ITC^DeltaCom. The holders of the Series A preferred stock currently have the right, voting as a separate class, exclusive of all other stockholders, to elect two directors of ITC^DeltaCom.

FDN Registration Rights Agreement

At the closing of the merger, ITC^DeltaCom will enter into the FDN registration rights agreement with the FDN stockholders. This agreement will have the principal provisions summarized below.

Securities Subject to Registration Rights.  The registration rights agreement will obligate ITC^DeltaCom to register for offering and sale in the public market all of the common stock of ITC^DeltaCom held by the FDN stockholders at any time during the period beginning on the FDN merger closing date and ending on the eighth anniversary of the merger closing date.

Prior to the eight anniversary of the merger closing date, the common stock held by any FDN stockholder will cease to be “registrable securities” entitled to registration rights on the date and to the extent that:

•	such FDN stockholder has disposed of such registrable securities pursuant to an effective registration statement under the Securities Act;

•	such FDN stockholder has distributed such registrable securities to the public in accordance with Rule 144 under the Securities Act;

•	such registrable securities have been otherwise issued, transferred or disposed of, certificates therefor not bearing a legend restricting further transfer have been delivered by ITC^DeltaCom and, at such time, subsequent transfer or disposition of such securities does not require registration or qualification of such securities under the Securities Act;

•	all such registrable securities held by such FDN stockholder may be sold by such holder without any time, volume or manner limitations in accordance with Rule 144(k) under the Securities Act, provided that all registrable securities then outstanding do not exceed 2% of the total number of shares of common stock then outstanding;

•	all such registrable securities held by such FDN stockholder may be sold or transferred by such holder within any three-month period in accordance with Rule 144 under the Securities Act; or

•	such registrable securities have ceased to be outstanding.

Holders Entitled to Registration Rights.  The FDN stockholders and permitted assignees of their ITC^DeltaCom common stock will be entitled to the benefits of the registration rights agreement. To qualify as a permitted assignee, the transferee of ITC^DeltaCom common stock from a FDN stockholder after the transfer must hold at least 5% of the total number of shares of common stock then outstanding and must become a party to the registration rights agreement. Permitted transferees of ITC^DeltaCom common stock under the governance agreement that otherwise meet the foregoing requirements will be treated as permitted assignees under the registration rights agreement only if they agree to become bound by the governance agreement.

Manner of Registration.  The holders of registrable securities will be entitled to demand and piggy-back registration rights.

The registration rights agreement provides that the FDN stockholders holding a majority of the registrable securities may make up to four requests that ITC^DeltaCom file a registration statement under the Securities Act with respect to the registrable securities so long as the securities subject to such registration have an aggregate offering price of at least $5 million and a demand for registration has not been made within 120 days prior to such demand. The holders may effectuate one of the four demand registrations pursuant to an underwritten offering from a shelf registration statement. ITC^DeltaCom will be required to supplement or amend the registration statement for each such demand registration to keep it effective for at least 120 days and, if the demand registration involves a firm commitment underwriting, up to an additional 90 days.

The holders of registrable securities will be entitled to unlimited “piggy-back” registration rights to have those securities included in other registrations by ITC^DeltaCom covering the public offering of securities for ITC^DeltaCom’s account or the account of other stockholders, including the WCAS securityholders and the holders of the Series A preferred stock in accordance with the registration rights of those holders. The exercise of the demand and piggy-back registration rights will be subject to notice requirements, timing restrictions and volume limitations which may be imposed by the underwriters of an offering or by the stockholders initiating the registration.

Blackout and Holdback Periods.  ITC^DeltaCom will have the right to postpone the filing or effectiveness of a registration statement under the agreement, or to suspend the use of an effective registration statement, on one or more occasions for a total period of up to 90 days in any 12-month period if it determines that the registration and distribution of registrable securities would adversely affect any pending significant transaction involving ITC^DeltaCom, and on up to two occasions for a total period of up to 90 days in any 12-month period if it determines that such registration and distribution would require disclosure of specified non-public material information that ITC^DeltaCom has a bona fide business purpose for preserving as confidential.

The registration rights agreement provides that, if requested by the managing underwriter of any offering of ITC^DeltaCom securities, each holder of registrable securities will agree not to make any public sale or distribution of any registrable securities or similar securities, except for registrable securities included in the offering, during the period beginning seven days before, and ending up to 90 days following, the effective date of the registration statement for the offering. If requested by the managing underwriter, each holder will use commercially reasonable efforts to cause its affiliates, other than portfolio companies, to agree to the same holdback provisions with respect to the applicable offering.

The foregoing blackout and holdback periods cumulatively may not exceed a total of 97 days in any 12-month period.

Registration Expenses.  ITC^DeltaCom will be required to pay all expenses of registering the offering of registrable securities, including up to a specified maximum amount of the fees and disbursements of counsel to the holders as a group. The registration expenses payable by ITC^DeltaCom will not include underwriting discounts and fees, brokerage and sale commissions or any transfer and documentary stamp taxes.

Indemnification.  The registration rights agreement obligates (1) ITC^DeltaCom to indemnify each holder of registrable securities, the underwriter of any offering and the controlling persons, directors, trustees, officers, partners, agents, employees and affiliates of such holder and underwriter, and (2) each holder of registrable securities to indemnify ITC^DeltaCom, the underwriter of any offering and the controlling persons, directors, trustees, officers, partners, agents, employees and affiliates of ITC^DeltaCom and such underwriter, against specified liabilities, including specified liabilities under the Securities Act, with respect to material misstatements or omissions based on information contained in any registration statement or prospectus and with respect to other offering matters. To the extent that indemnification from an indemnifying party is unavailable, contribution also will be available, with specified limitations, to any of the foregoing parties in relation to relative fault.

Benefit of More Favorable Provisions.  The holders of registrable securities will be entitled to the benefit of any more favorable registration rights ITC^DeltaCom may grant to any other holders of ITC^DeltaCom securities after the merger closing.

Amendment to WCAS Registration Rights Agreement

To facilitate the implementation of the FDN registration rights agreement, ITC^DeltaCom and the principal WCAS securityholders entered into an amendment, dated as of September 8, 2004, to the existing WCAS registration rights agreement. In the amendment, which will become effective as of the effective time of the merger, the WCAS securityholders will irrevocably waive their right to require ITC^DeltaCom to maintain a shelf registration statement to permit the WCAS securityholders to sell their ITC^DeltaCom securities in the public market on a continuous basis. As of the date of this proxy statement/prospectus, ITC^DeltaCom had registered for sale by the WCAS securityholders, pursuant to a currently effective shelf registration statement, common stock, Series B preferred stock and common stock purchase warrants of ITC^DeltaCom representing approximately                      million shares of common stock, measured on an as-converted basis. Under the amended WCAS registration rights agreement, ITC^DeltaCom will be required to deregister the foregoing ITC^DeltaCom securities promptly after the completion of the merger.

WCAS Voting Agreement

On September 8, 2004, in connection with the merger agreement, Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P. entered into a voting agreement with ITC^DeltaCom and FDN. In that agreement, each such WCAS securityholder agreed to attend the special meeting, in person or by proxy, and to vote, or to cause to be voted, all shares of ITC^DeltaCom capital stock, and any other voting securities of ITC^DeltaCom, whether issued before or after the date of the agreement, that such WCAS securityholder has the right to vote:

•	for approval of the issuance by ITC^DeltaCom of its common stock in connection with the merger and the merger-related amendment of ITC^DeltaCom’s certificate of incorporation to increase the maximum number of authorized directors from 11 to 17 directors;

•	against approval or adoption of any proposal which is reasonably likely to have the effect of preventing or materially delaying consummation of the merger or otherwise preventing or materially delaying ITC^DeltaCom from performing its obligations under the merger agreement; and

•	against any action which would constitute a material breach of any provision of the merger agreement.

Each such WCAS securityholder further agreed to grant to the persons designated by ITC^DeltaCom’s board of directors, as the attorneys-in-fact or proxies of the board of directors with respect to the special meeting, a written proxy to vote such securities with respect to the foregoing special meeting proposals in the manner specified above.

To facilitate its compliance with the foregoing obligations, each such WCAS securityholder agreed that, prior to the effective time of the merger, it will not transfer any of the ITC^DeltaCom securities which it has agreed to vote at the special meeting. Each of ITC^DeltaCom and FDN also agreed that, prior to the effective time of the merger, it would not amend or modify, or grant or receive any waiver under, the merger agreement, the governance agreement, the escrow agreement or the FDN registration rights agreement without the prior written consent of each such WCAS securityholder.

Escrow Agreement

On the merger closing date, ITC^DeltaCom, M/C Venture Partners V, L.P., acting as the FDN stockholders’ representative under the merger agreement, and the escrow agent to be designated by ITC^DeltaCom and the stockholders’ representative will enter into an escrow agreement in the form attached to the merger agreement. The escrow agreement will contain terms and conditions with respect to the creation and maintenance of the escrow account which will be established to secure the indemnification obligations of the FDN stockholders to the ITC^DeltaCom indemnified persons under the merger agreement. For a description of these indemnification obligations, see “Terms of the Merger Agreement–Indemnification.”

Under the terms of the escrow agreement, ITC^DeltaCom will deposit with the escrow agent certificates representing 3,356,606 shares of ITC^DeltaCom common stock otherwise issuable as merger consideration to the principal FDN stockholders and the FDN management stockholders. The escrow agent will hold the shares in the escrow account in accordance with each FDN stockholder’s proportionate interest in the escrow shares. All cash dividends or cash distributions paid with respect to the escrow shares will be deposited by ITC^DeltaCom with the escrow agent and will not be considered a part of the escrow shares and will not secure the indemnification obligations of the FDN stockholders under the merger agreement. Any dividends or distributions of securities or other property in connection with the escrow shares will be deposited with the escrow agent and will be considered a part of the escrow shares. The FDN stockholders will be entitled to exercise all voting rights with respect to the escrow shares in accordance with their pro rata interests in the escrow shares, and the escrow agent will execute and deliver to such FDN stockholders such proxies or other documents necessary to enable such FDN stockholder to exercise these voting rights.

If an ITC^DeltaCom indemnified person has suffered an indemnifiable loss under the merger agreement, ITC^DeltaCom will give written notice of such claim to the stockholders’ representative on or before the later of March 15, 2006 and the first anniversary of the merger closing date. Within 15 business days after delivery of the notice from ITC^DeltaCom, the stockholders’ representative is required to provide to ITC^DeltaCom a response which describes whether the stockholders’ representative agrees that a payment from the escrow account equal to the full amount claimed should be made or contests the amount claimed by ITC^DeltaCom. If the stockholders’ representative agrees that a payment equal to the full amount claimed is due and owing to ITC^DeltaCom, ITC^DeltaCom and the stockholders’ representative will deliver to the escrow agent a notice authorizing release of the escrow shares as specified in the release notice. If the stockholders’ representative contests the amount of indemnifiable loss claimed by ITC^DeltaCom, the escrow agent will continue to hold the escrow shares until such dispute is resolved. If no response is delivered to ITC^DeltaCom within 20 business days after delivery of ITC^DeltaCom’s notice of a claim, ITC^DeltaCom will provide notice of such failure to the stockholders’ representative and the escrow agent. Within five business days thereafter, if no response notice is delivered by the stockholders’ representative to ITC^DeltaCom, the stockholders’ representative will be deemed to have agreed to the amount of indemnifiable loss claimed by ITC^DeltaCom.

Any payment from the escrow account to an ITC^DeltaCom indemnified person will be made, at the direction of each FDN stockholder with respect to such stockholder’s pro rata share of such amount, (1) in escrow shares valued at the fair market value of one share of ITC^DeltaCom common stock as of the date of the merger agreement, which the parties agreed was $4.4688 per share based on a formula contained in the merger agreement, subject to adjustment for stock dividends, splits, combinations or similar events, (2) in cash or (3) in a combination of cash and escrow shares. Assuming such payment is made solely in escrow shares, such payment will reduce the number of escrow shares allocated in the account to each FDN stockholder in accordance with such stockholder’s pro rata interest in the escrow shares, unless an indemnifiable loss results from a FDN principal stockholder’s breach of a representation, warranty, covenant or agreement in the merger agreement, in which case payment will be made solely from such FDN principal stockholder’s escrow shares.

The escrow agreement will terminate upon the latest to occur of March 15, 2006, the first anniversary of the merger closing date or the distribution of all of the escrow shares by the escrow agent in accordance with the escrow agreement. Immediately after the later of March 15, 2006 and the first anniversary of the merger closing date, the escrow agent will deliver to Mellon Investor Services LLC, the transfer agent for ITC^DeltaCom’s common stock, or its successor, as exchange agent, all of the escrow shares then held in the escrow account for distribution to the FDN stockholders whose shares were deposited into the escrow account. If, however, ITC^DeltaCom has given the stockholders’ representative a notice of a claim for indemnifiable loss which has not been resolved and paid, the escrow agent will retain a number of escrow shares equal to the amount of such claimed loss divided by $4.4688. The escrow shares retained by the escrow agent will be disbursed in accordance with the terms of the resolution of such claims described in the notice delivered by the ITC^DeltaCom and the stockholders’ representative to the escrow agent.

PROPOSED MERGER OF NT CORPORATION AND ITC^DELTACOM

On September 8, 2004, ITC^DeltaCom entered into an agreement and plan of merger, dated as of September 8, 2004, among ITC^DeltaCom, a wholly owned subsidiary of ITC^DeltaCom, NT Corporation and the named stockholders of NTC. The NTC merger agreement provides for the merger of NTC with ITC^DeltaCom’s wholly owned subsidiary. Upon completion of the merger, NTC will become a wholly owned subsidiary of ITC^DeltaCom and NTC stockholders who are entitled to receive merger consideration will become stockholders of ITC^DeltaCom. ITC^DeltaCom will issue a maximum of 8,850,000 shares of its common stock in the merger minus the number of shares of ITC^DeltaCom common stock payable by ITC^DeltaCom upon completion of the merger to participants in the NTC management employee retention plan, which ITC^DeltaCom will assume in the merger and which ITC^DeltaCom stockholders are being asked to approve at the special meeting. This maximum number of 8,850,000 shares of ITC^DeltaCom common stock may be reduced if NTC fails to meet performance targets specified in the NTC merger agreement.

The completion of the NTC merger is subject to the satisfaction or, to the extent permitted by applicable law, waiver of conditions specified in the NTC merger agreement. These conditions include ITC^DeltaCom stockholder approval of the NTC merger proposal and the retention plan proposal at the special meeting, the absence of legal impediments, and the receipt of regulatory and other approvals. ITC^DeltaCom’s completion of the FDN merger is a condition to completion of the NTC merger.

NTC is the parent company of Network Telephone, Inc., which is a competitive carrier headquartered in Pensacola, Florida. As of June 30, 2004, NTC served more than 17,000 small business customers with phone and Internet services that included local, long distance, high-speed Internet, Web hosting, data backup, virtual private networking, and conferencing services. NTC markets and provides these services in 27 metropolitan areas in eight states within the southeastern United States. Network Telephone maintains offices in Alabama, Mississippi, Florida, Georgia, Louisiana, Kentucky, North Carolina and Tennessee.

For pro forma financial information showing how ITC^DeltaCom’s merger with NTC may have affected ITC^DeltaCom’s financial condition and results of operations if that merger and the FDN merger had been completed on January 1, 2003, see the unaudited adjusted pro forma financial information under “Unaudited Pro Forma and Adjusted Pro Forma Financial Information of ITC^DeltaCom.”

Information about NTC and the NTC merger is presented in a separate proxy statement/prospectus that accompanies this proxy statement/prospectus to ITC^DeltaCom stockholders. See “Where You Can Find Additional Information” to learn how you can obtain a copy of this document if you are an FDN stockholder.

INFORMATION ABOUT ITC^DELTACOM

ITC^DeltaCom is one of the largest providers of integrated communications services in the southeastern United States. ITC^DeltaCom delivers voice and data communications services, including local exchange, long distance, enhanced data, Internet, colocation and managed services, and sells customer premise equipment to its end-user customers. ITC^DeltaCom offers these services primarily over our owned network facilities and also use leased network facilities to extend our market coverage. In addition, ITC^DeltaCom owns, operates and manages an extensive fiber optic network with significant transmission capacity that it uses for its own voice and data traffic and selectively sells to other communications providers on a wholesale basis. ITC^DeltaCom’s primary eight-state market encompasses Alabama, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. As of the date of this proxy statement/prospectus, ITC^DeltaCom marketed and sold its integrated communications services through 40 branch offices. As of the same date, ITC^DeltaCom’s fiber optic network extended 10,900 route miles from New York to Florida and principally covered portions of its primary eight-state market.

On October 6, 2003, ITC^DeltaCom completed its acquisition of BTI Telecom Corp., a facilities-based integrated communications provider serving markets in the southeastern United States. Before it was acquired by ITC^DeltaCom, BTI was one of the region’s largest privately held integrated communications providers.

ITC^DeltaCom was incorporated in Delaware in 1997. ITC^DeltaCom’s principal executive offices are located at 1791 O.G. Skinner Drive, West Point, Georgia 31833, and its telephone number at that address is (706) 385-8000. ITC^DeltaCom’s common stock is traded on the Nasdaq National Market under the symbol “ITCD.”

Additional information concerning ITC^DeltaCom’s business is contained in its annual report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference in this proxy statement/prospectus. See “Where You Can Find Additional Information” to learn how you can obtain a copy of this document.

INFORMATION ABOUT FDN

Business

FDN is a communications company that offers a comprehensive line of communications services primarily to small and medium-sized business customers in markets in Florida and Georgia. FDN’s service offerings include local and long distance voice, high-speed Internet access, virtual private networking, Web hosting, and integrated voice and data services. In addition, through its Broadline Communications subsidiary, FDN offers voice-over-Internet protocol telephone service to residential customers.

In April 2003, Florida Digital Network began operating under the name FDN Communications to reflect the expansion of its market area beyond the State of Florida. FDN now offers network services in markets in Florida, including Orlando, Fort Lauderdale, Jacksonville, West Palm Beach, Miami and Tampa, and in Atlanta, Georgia.

As of September 1, 2004, FDN provided communications services to approximately 55,000 businesses and had approximately 184,000 traditional voice telephone lines in service. As of the same date, FDN’s Broadline Communications subsidiary had approximately 1,000 residential voice-over-Internet protocol telephone lines in service.

Since its founding in 1998, FDN has employed a strategy of owning the switching equipment that routes voice calls and data traffic, and leasing the telephone lines and fiber over which the voice calls and data traffic are actually transmitted. FDN leases its voice and data lines from incumbent local exchange carriers and installs its switching equipment at the sites of these incumbent carriers, which are known as colocation sites. FDN has established colocation relationships with BellSouth, Verizon and Sprint. As of September 1, 2004, FDN had 171 incumbent carrier central office colocation sites providing access to approximately 5.3 million addressable lines in these markets, of which an estimated 1.5 million lines address FDN’s specific target market of small and medium-sized business customers.

As of September 1, 2004, FDN had six operational voice switches and five operational data switches. All of FDN’s current voice switches are DMS-500 switches maintained by Nortel Networks. Most of FDN’s colocation sites also have digital subscriber line equipment that allows FDN to deliver increased bandwidth over standard copper telephone lines to its customers, as well as over digital T-1 transmission lines.

FDN focuses its marketing efforts on offering bundled communications packages consisting of voice and data services to its small and medium-sized business customers, although the company also offers unbundled services to its customers. FDN markets its integrated communications services through a direct sales force of approximately 140 sales personnel, as well as technical consultants and technicians. FDN also engages in marketing efforts through independent agent and telemarketing channels of distribution. FDN has Florida sales offices in Jacksonville, Maitland, West Palm Beach, Miami, Tampa and Fort Lauderdale, and maintains a sales office in Atlanta, Georgia.

FDN was incorporated in Delaware in 1998. FDN’s principal executive offices are located at 2301 Lucien Way, Suite 200, Maitland, Florida 32751, and its telephone number at that address is (407) 835-0300.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion contains forward-looking statements. The words “may,” “will,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “continue” and similar expressions as they relate to FDN or its management are intended to identify these forward-looking statements. All statements by FDN regarding its expected financial position, revenues, cash flow and other operating results, cost savings and other expected benefits of its acquisition of Mpower Holding Corporation assets, business strategy, financing plans, forecasted trends related to the markets in which it operates, legal proceedings and similar matters are forward-looking statements. FDN’s actual results may differ materially from those expressed or implied in such forward-looking statements as a result of various risks and uncertainties, including the risks and uncertainties discussed below. Factors that may affect FDN’s results of operations include cumulative losses from operations, uncertainty of customer demand, risks in managing rapid expansion, potential software failures and errors, potential network and interconnection failure, dependence on local exchange carriers, third-party vendors and key personnel, legal and regulatory uncertainties, and competition. The following management’s discussion should be read in conjunction with FDN’s audited consolidated financial statements, including the related notes, appearing elsewhere in this proxy statement/prospectus.

Overview

FDN, which began operations in 1998, is a full service competitive local exchange carrier that delivers bundled and unbundled communications services to small and medium-sized business customers in Florida. On April 8, 2003, FDN expanded its market coverage within the State of Florida and into the State of Georgia by purchasing the assets of Mpower Holding Corporation formerly employed by that company in its southeastern U.S. operations. FDN’s acquisition of additional customers and network assets has enabled it to achieve increased operating efficiencies. The acquisition and an increased focus on customer acquisition and retention have allowed FDN to generate significant cash flows from operations and to eliminate its previous reliance on financing arrangements to fund its operating cash needs. As part of the Mpower acquisition, FDN purchased:

•	72,539 customer lines, which represented an increase of approximately 57.5% in the number of customer lines; and

•	60 colocations and other network assets, which enabled FDN to extend its service area by approximately 24%.

The acquisition also provided FDN with additional sales and network personnel and an increased presence in its market areas, thereby facilitating the launch of new products and allowing FDN to gain additional market share.

Economic and Industry Trends

Competitive pressures within the telecommunications industry are intensifying, as incumbent and new providers continue to increase the level of competition in pricing while offering an expanding array of services. To promote new services, providers often offer immediate pricing discounts and other promotions. These inducements generally increase the willingness of prospective customers to consider changing telecommunications providers and experimenting with new service offerings. Entrants from other industries also create bundling and pricing opportunities. In addition to generally decreasing end-user prices, customers are receiving more minutes of use, service features and options, and partnering advantages than have been typically available in the past. The industry is experiencing increased customer turnover, as service providers in the wireline, wireless, voice-over-Internet protocol telephone, cable, Internet, satellite and other markets compete for, and in some cases target, the customer bases of other providers with marketing and partnering opportunities.

FDN’s management believes that the establishment of bundled service offerings as an industry standard will accelerate the current trend of convergence of services across telecommunication service offerings and across markets. Management expects further consolidation within the telecommunications industry as competition continues to intensify, regulatory uncertainties diminish and the availability of service offerings expands. These trends are expected to result in continued pressures on operating revenues and margins.

Critical Accounting Policies and Estimates

FDN’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates the critical accounting policies and estimates, including those related to revenue recognition, disputed payables related to cost of service and operating expenses, valuation of accounts receivable, property, plant and equipment, intangible assets, tax-related accruals and contingencies. Management bases all estimates on experience and on various other assumptions which management believes to be reasonable under the circumstances and which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. Further, the accounting treatment of assets, liabilities, revenues and expenses may differ from the telecommunications regulatory treatment of these same items.

Management believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of FDN’s consolidated financial statements.

Revenue Recognition.  Revenues are recognized when earned. Revenues related to long distance, carrier access service and some other usage-driven charges are billed monthly in arrears, and the associated revenues are recognized during the month of service. FDN records an estimate for this amount. Local service, Internet service, Web hosting and data services are billed monthly in advance, and FDN recognizes revenues for this service ratably over the service period. FDN records revenues for some installation charges during the month of billing. Because FDN operates in a heavily regulated industry, its pricing is subject to both state and federal regulatory commission oversight. This oversight could result in changes to the amount FDN bills to its customers in current and future periods.

Disputed Payables Related to Cost of Sales and Operating Expenses.  Cost of sales expenses include charges from the incumbent local telephone companies, which we refer to as “incumbent carriers,” for the leasing of their lines, which they have made available to FDN as a result of the Telecommunications Act of 1996, and long distance and other charges from inter-exchange carriers. Operating expenses include charges from the incumbent carriers for the leasing of lines and circuits, which are made available to FDN through wholesale agreements and special access tariffs and as a result of the Telecommunications Act. In addition, operating expenses include the costs of power and leased floor space in the central offices of the incumbent carriers paid by FDN to operate the network colocation equipment. FDN has typically disputed billings with inter-exchange carriers and incumbent carriers for various reasons, including as a result incorrect billing rates, alternatively billed services, duplicate billing errors, misapplied uniform service order codes, and incorrect mileage charges. Some of these disputed amounts are recorded as an expense at the time of dispute if they are deemed likely to result in a loss of the dispute, but generally FDN does not pay the disputed charge until the dispute is resolved and management determines that FDN owes part or all of the charge. Services offered and prices charged by the incumbent carriers and inter-exchange carriers are subject to both state and federal oversight and, as a result, FDN’s costs for such services are subject to change. Any such change could have a material impact on FDN’s business.

Management recognizes as disputed vendor payables billing that continues to be presented as a past-due amount on invoices received from carriers. This approach results in the inclusion in the financial statements as past-due some amounts related to disputes that management does not believe are of a significant risk to FDN, primarily due to the nature of the disputes, but which, because the disputes have not been resolved, management believes it is appropriate to record in the financial statements.

Valuation of Accounts Receivable.  Considerable judgment is required to assess the ultimate realization of receivables, which requires evaluation of the probability of collection and the current creditworthiness of customers. Management regularly reassesses its approach as additional experience or new events and information are identified to determine if any change to the methodology is warranted. The current allowance methodology incorporates an evaluation of the age of a customer’s receivable and the customer’s status within the collection process. Management believes that both measurements are significant indicators of the probability of payment by the customer.

Property, Plant and Equipment.  Changes in technology or changes in the intended use of property, plant and equipment may cause the estimated period of use or the value of any asset to change. FDN utilizes straight-line depreciation for property and equipment and performs an annual analysis to confirm the appropriateness of the estimated economic useful lives for each category of property, plant and equipment. Estimates and assumptions are used in both setting depreciable lives for various asset classes and in testing for recoverability. These estimates and assumptions require considerable judgment.

Tax-Related Accruals.  FDN estimates its deferred and current income taxes and the significant items giving rise to the deferred assets and liabilities as set forth in note 3 to FDN’s consolidated financial statements appearing elsewhere in this proxy statement/prospectus. The estimate reflects FDN’s assessment of actual current and future estimated income taxes to be paid on items reflected in the financial statements, giving consideration to both timing and probability of actual realization. The valuation allowance is required by generally accepted accounting principles if, based on the weight of evidence, it is more likely than not that the deferred tax assets will not be realized. FDN currently has placed a 100% valuation allowance on all net deferred tax assets.

Contingencies.  FDN is subject to proceedings, lawsuits, audits and other claims related to lawsuits and other legal and regulatory proceedings that arise in the ordinary course of business. FDN is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of loss accrual required, if any, for these contingencies is made after careful analysis of each individual issue. FDN consults with legal counsel and other advisors where necessary in connection with its assessment of any contingencies. The required accrual for any such contingency may change materially in the future if new developments occur.

Impairment of Long-Lived Assets.  FDN recognizes impairment of long-lived assets when indicia of impairment are present and the undiscounted cash flows generated by those assets are less than the carrying amounts of those assets.

Results of Operations

In evaluating FDN’s operating performance, management emphasizes customer lines in service, average revenue per unit, cost per unit, bad debt expense, expenses as a percentage of revenues and operating margins.

Cost of sales primarily consists of the costs of leased access lines from the incumbent carriers, long distance and other charges from the inter-exchange carriers, installation charges from incumbent carriers related to new customers, and maintenance and disconnect charges. FDN follows a policy of expensing all installation charges and recognizing the associated revenues for all customers who elect service commitments of less than three years. For all new customer installations with a service commitment of three years or more, FDN capitalizes the non-recurring charges paid to the incumbent carriers and expenses the cost ratably over the life of the contract.

Sales and marketing expenses primarily consist of telemarketing costs, direct mail, and advertising costs. Management views such costs as discretionary and will continue to make investments in the marketing function when it deems it appropriate to do so.

General and administrative expense primarily consists of employee salaries, commissions and benefits, professional fees, bad debt expense, billing and collection costs, occupancy costs, property taxes, insurance, regulatory and provisioning costs.

Interest and other income consists of interest earned from the investment of excess cash balances maintained by FDN and miscellaneous other income received by FDN outside of normal operations.

Interest and other expense includes late fees for vendor payments, charges related to FDN’s capital leases and interest on other indebtedness and miscellaneous other expenses incurred by FDN outside of normal operations. Substantially all of the late charges are a result of ongoing vendor disputes and are expensed until such time as the dispute and outstanding balances are resolved between FDN and the vendors.

FDN did not have current or deferred tax expense or benefits due to its available net operating losses. FDN also does not have current or deferred tax assets or liabilities due to FDN’s inability to recognize net operating loss carryforwards.

The following comparison of FDN’s operating results is materially affected by FDN’s acquisition on April 8, 2003 of the Mpower assets, the results of which are included in FDN’s operating results from April 1, 2003. Because of the significance of this acquisition, FDN’s operating results for the periods discussed below are not directly comparable.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003.  The following table shows summary operating data for the six months ended June 30, 2004 and 2003, and such operating data expressed as a percentage of revenues for each such six-month period:

	Six Months Ended June 30,		Six Months Ended June 30,
Statement of Operations Data (in thousands):	2003	2004	2003	2004
	(unaudited)		Percentage of Revenues
Revenues	$51,911	$68,375	100.0%	100.0%
Cost of sales	20,138	26,193	38.8	38.8
Operating expenses	6,997	7,260	13.5	10.6
Sales and marketing	358	1,437	0.7	2.1
General and administrative	20,408	22,908	39.3	33.5
Depreciation and amortization	5,047	5,698	9.7	8.3
Amortization of deferred stock based compensation	7	5	0.0	0.0

Total operating income (loss)	$(1,044)	$4,874	(2.0)%	7.1%

Non-operating income (loss)
Interest and other income	$1,263	$245	2.1%	0.1%
Interest and other expense	(189)	(293)	(0.1)	(0.2)

Total non-operating income (loss)	$1,074	$(48)	2.1%	(0.1)%

Net income (loss)	$30	$4,826	0.0%	7.1%

Revenues increased by $16.5 million to $68.4 million for the six months ended June 30, 2004, which we refer to as the “2004 six-month period,” from $51.9 million for the six months ended June 30, 2003, which we refer to as the “2003 six-month period.” The increase in revenues was primarily attributable to the results associated with the operations of Mpower acquired in April 2003, which were included in FDN’s results for the entire 2004 six-month period, but for only three months of the 2003 six-month period.

Two significant factors, customer lines in service and average monthly revenue per line, affect FDN’s revenues. The following table shows customer lines in service at June 30, 2003 and June 30, 2004:

Customer Lines in Service (in thousands):	June 30, 2003	June 30, 2004	Amount Change	Percentage Change
Voice lines	168,582	180,653	12,071	7.16%
Data lines	30,049	44,852	14,803	49.26%

	198,631	225,505	26,874	13.53%

Voice lines acquired from Mpower in April 2003	72,539

Management measures average revenue per unit on a monthly basis. This measurement provides management with insight into the market environment and potential revenue generation. Average revenue per unit continued to decline in the 2004 six-month period because of pricing pressures resulting from competition with the incumbent carriers and with other competitive carriers. The following table shows average revenue per unit for selected product offerings for the six-month periods:

Average Customer Revenue Per Line: (Measured at end of period)	June 30, 2003	June 30, 2004	Amount Change	Percentage Change
Standard voice service	$25.96	$25.21	$(0.75)	-2.89%
Complete voice service	33.04	31.03	(2.01)	-6.08%
Dedicated customer T 1	32.65	25.72	(6.93)	-21.23%
Integrated customer	68.87	64.36	(4.51)	-6.55%

Cost of sales increased $6.1 million to $26.2 million for the 2004 six-month period from $20.1 million for the 2003 six-month period. The increase in costs was primarily attributable to the operations of Mpower that FDN acquired in April 2003. These operations were included in FDN’s results of operations for the entire 2004 six-month period, but only for three months of the 2003 six-month period. Cost of sales as a percentage of revenues decreased to 38.3% from 38.8% as a result of decreases in access costs and long distance pricing from the incumbent and inter-exchange carriers. In addition, FDN continues to focus on utilizing lower-cost unbundled network element loops, or UNE, from the incumbent carriers provisioned under FDN’s interconnection agreements to provide local and Internet access service to FDN’s customers. This strategy has resulted in a more stable price per unit, which was $15.10 per loop in June 2004 compared to $15.14 per loop in June 2003.

Network operating expenses increased $0.3 million to $7.3 million for the 2004 six-month period from $7.0 million for the 2003 six-month period. Network operating expenses as a percentage of revenues decreased to 10.6% for the 2004 six-month period from 13.5% for the 2003 six-month period. The increase in network operating expense was attributable to additional network operating costs incurred as a result of the Mpower acquisition. The increase was partially offset by the effects of network cost reduction initiatives implemented throughout 2003.

Sales and marketing expenses increased by $1.0 million to $1.4 million for the 2004 six-month period from $.4 million for the 2003 six-month period. The increased expenses were incurred in connection with the April 2004 launch of the “Broadline for Business” voice-over-Internet protocol product offering.

General and administrative expense increased $2.5 million to $22.9 million for the 2004 six-month period from $20.4 million for the 2003 six-month period. General and administrative expense as a percentage of revenues decreased to 33.5% for the 2004 six-month period from 39.3% for the prior corresponding period. The increase in general and administrative expense was primarily attributable to additional salary, overtime, sales and agent commissions incurred by FDN to support the customers acquired in the Mpower acquisition. Total full-time and part-time employees increased to 580 employees at June 30, 2004 from 517 employees at June 30, 2003.

Depreciation and amortization expense increased $0.7 million to $5.7 million for the 2004 six-month period from $5.0 million for the 2003 six-month period. The increase was primarily attributable to the amortization of the intangible asset represented by the acquired Mpower customer base over the full 2004 six-month period, compared to over three months of the 2003 six-month period.

Other income for the 2003 six-month period totaled $1.2 million and consisted primarily of management income received by FDN during the period from January 8, 2003, which was the date of the Mpower acquisition agreement, until the closing of the acquisition on April 8, 2003. FDN received the management income under an operating agreement for services it provided during this period in managing the southeastern U.S. operations of Mpower Holding Corporation, the former owner of the acquired business.

Interest expense increased to $95,000 for the 2004 six-month period from $38,000 for the 2003 six-month period, primarily as a result of the late payments charged by the incumbent local exchange carriers on outstanding disputed balances. Other expenses were primarily related to losses on the disposal of obsolete customer premise equipment in the amount of $0.2 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002.  The following table shows summary operating data for the years ended December 31, 2002 and 2003, and such operating data expressed as a percentage of revenues for each such fiscal year.

	Year Ended December 31,		Year Ended December 31,
Statement of Operations Data (in thousands):	2002	2003	2002	2003
			Percentage of Revenues
Revenues	$69,076	$117,936	100.0%	100.0%
Cost of sales	27,802	46,304	40.2	39.3
Operating expenses	6,867	15,863	9.9	13.5
Sales and marketing	608	1,209	0.9	1.0
General and administrative	38,138	44,449	55.2	37.7
Loss on impairment of long-lived assets	44,993	—	65.1	0.0
Depreciation and amortization	9,176	11,093	13.3	9.4
Amortization of deferred stock based compensation	704	14	1.0	0.0

Total operating income (loss)	$(59,212)	$(996)	(85.7)%	(0.8)%

Non-operating income (loss)
Interest and other income	$56	$1,407	0.1%	1.0%
Interest and other expense	(3,325)	(49)	(4.8)	(0.1)
Gain (loss) on extinguishment of debt	48,692	—	70.5	0.0

Total non-operating income (loss)	$45,423	$1,158	65.8%	1.0%

Net income (loss)	$(15,789)	$162	20.0%	0.1%

Revenues increased $48.8 million to $117.9 million for 2003 compared to $69.1 million for 2002. The increase in revenues was primarily attributable to revenues associated with the operations acquired from Mpower in April 2003, and, to a lesser extent, to an increase in revenues from internal growth. The following table shows customer lines in service at December 31, 2002 and 2003:

	December 31,		Amount Change	Percentage Change
Customer Lines in Service (in thousands):	2002	2003
Voice lines	91,326	176,258	84,932	93.00%
Data lines	14,230	34,738	20,508	144.12%

	105,556	210,996	105,440	99.89%

Voice lines acquired from Mpower in April 2003	72,539

Average revenue per unit continued to decline in 2003 because of pricing pressures resulting from competition with the incumbent carriers and other competitive carriers. The following table shows average revenue per unit for selected product offerings for 2002 and 2003:

Average Customer Revenue Per Line: (Measured at end of period)	Year Ended December 31,		Amount Change	Percentage Change
	2002	2003
Standard voice service	$29.00	$25.47	$(3.53)	-12.7%
Complete voice service	34.59	31.44	(3.15)	-9.11%
Dedicated customer T 1	36.59	29.58	(7.01)	-19.16%
Integrated customer T 1	73.37	68.04	(5.33)	-7.26%

Cost of sales increased $18.5 million to $46.3 million for 2003 from $27.8 million for 2002. The increase was primarily attributable to the operations of Mpower acquired in April 2003. As a percentage of revenues, cost of sales decreased to 39.3% for 2003 from 40.2% for 2002. Gross margins improved slightly due to FDN’s continued utilization of lower-cost unbundled network element loops from the incumbent carriers to provide local and Internet access services.

Network operating costs increased $9.0 million to $15.9 million for 2003 from $6.9 million for 2002. As a percentage of revenues, network operating costs increased to 13.5% for 2003 from 9.9% for 2002. The increase in network operating costs was primarily attributable to the consolidation of the FDN and Mpower network assets. Network operating costs decreased significantly thereafter during 2003 as a result of the elimination of duplicative costs and the acquisition of more competitively priced circuits.

Sales and marketing expense increased $.6 million to $1.2 million for 2003 from $.6 million for 2002. The increase in such expense was primarily attributable to an increase in the use of advertising, telemarketing and trade agreements during 2003.

General and administrative expense increased $6.3 million to $44.4 million for 2003 from $38.1 million for 2002. As a percentage of revenues, however, general and administrative expense decreased to 37.7% for 2003 from 55.2% for 2002, as the increased revenues resulting from the Mpower acquisition more than offset the higher expense. The absolute increase in general and administrative expense for 2003 was primarily due to increased personnel costs, occupancy costs and bad debt relating to the Mpower acquisition. The number of full-time and part-time employees increased by approximately 50 employees as FDN added additional sales, customer care and back office personnel to support the acquired customers.

The increase in general and administrative expense for 2003 was offset in part by PARIS payments of $3.4 million made by Bellsouth to FDN in 2003. PARIS payments, which are defined and monitored by the state regulatory commissions, are payments which an incumbent carrier must make to a competitive carrier for failure by the incumbent carrier to meet defined timelines for completion of specified tasks and for overall inaccuracies in the incumbent carrier’s billing system. FDN recognizes the PARIS payments as a reduction in general and administrative expense, because it believes that incumbent carrier inefficiency requires it to add personnel to service FDN’s customers.

Depreciation and amortization expense increased $1.9 million to $11.1 million for 2003 from $9.2 million for 2002. The purchase of additional property and equipment to support additional customers contributed to the increase in depreciation expense. The increase in amortization expense in 2003 was attributable to the amortization expense of $2.3 million related to the intangible asset represented by the Mpower customer base. The increase was partially offset by a decrease in depreciation expense attributable to the write-down of impaired assets FDN recorded in 2002.

Other income for 2003 was $1.2 million compared to $48.7 million for 2002. Other income for 2003 consisted of management income received by FDN during the period from January 8, 2003, which was the date of the Mpower acquisition agreement, until the closing of the Mpower acquisition on April 8, 2003. FDN received the management income under an operating agreement for services it provided during this period in managing the southeastern U.S. operations of Mpower Holding Corporation, the former owner of the acquired business. Other income for 2002 consisted principally of a gain from early extinguishment of debt during 2002 in the amount of $48.7 million as a result of the acquisition of the FDN senior secured debt facility by M/C Venture Partners V, LP and M/C Venture Investors, L.L.C., which are entities related to FDN stockholders at such time, and the subsequent acceleration of the indebtedness under the facility and foreclosure upon the collateral, which consisted of FDN securities, securing such indebtedness.

Other income for 2003 was $1.1 million compared to $48.7 million for 2002. Other income for 2003 consisted of management income received by FDN during the period from January 8, 2003, which was the date of the Mpower acquisition agreement, until the closing of the Mpower acquisition on April 8, 2003. FDN received the management income under an operating agreement for services it provided during this period in managing the southeastern U.S. operations of Mpower Holding Corporation, the former owner of the acquired business. Other income for 2002 consisted principally of a gain from early extinguishment of debt during 2002 in the amount of $48.7 million as a result of the acquisition of the FDN senior secured debt facility by M/C Venture Partners V, LP and M/C Venture Investors, L.L.C., which are entities related to FDN stockholders at such time, and the subsequent acceleration of the indebtedness under the facility and foreclosure upon the collateral, which consisted of FDN securities, securing such indebtedness.

Interest expense decreased $3.2 million to $0.1 million for 2003 from $3.3 million for 2002. The decrease in interest expense for 2003 was attributable to lower average outstanding debt balances as a result of the extinguishment of debt under the senior debt facility discussed above. Other expenses for 2003 were primarily related to losses on the disposal of obsolete customer premise equipment in the amount of $0.2 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001.  The following table shows summary operating data for the years ended December 31, 2001 and 2002, and such operating data expressed as a percentage of revenues for each such fiscal year.

	Year Ended December 31,		Year Ended December 31,
Statement of Operations Data (in thousands):	2001	2002	2001	2002
			Percentage of Revenues
Revenues	$41,741	$69,076	100.0%	100.0%
Cost of sales	20,588	27,802	49.3	40.2
Operating expenses	6,903	6,867	16.5	9.9
Sales and marketing	1,034	608	2.5	0.9
General and administrative	34,973	38,138	83.8	55.2
Loss on impairment of long-lived assets	1,664	44,993	4.0	65.1
Depreciation and amortization	9,190	9,176	22.0	13.3
Compensation expense due to repricing of options	720	—	1.7	0.0
Amortization of deferred stock based compensation	709	704	1.7	1.0

Total operating income (loss)	$(34,040)	$(59,212)	(81.6)%	(85.7)%

Non-operating income (loss)
Interest and other income	$191	$56	0.5%	0.1%
Interest and other expense	(6,103)	(3,325)	(14.6)	(4.8)
Gain (loss) on extinguishment of assets	(3,801)	48,692	(9.1)	70.5

Total non-operating income (loss)	$(9,713)	$45,423	(23.3)%	65.8%

Net income (loss)	$(43,753)	$13,789	(104.8)%	20.0%

Revenues increased $27.3 million to $69.1 million for 2002 compared to $41.7 million for 2001. The increase in revenues was primarily attributable to increased local, long distance and Internet access revenues generated by sales to new customers added throughout 2002. The following table shows customer lines in service at December 31, 2001 and 2002:

	December 31,		Amount Change	Percentage Change
Customer Lines in Service (in thousands):	2001	2002
Voice lines	64,877	91,326	26,449	40.77%
Data lines	7,823	14,230	6,407	81.90%

	72,700	105,556	32,856	45.19%

Average revenue per unit from selected products increased in 2002 as a result of FDN’s strategy to focus on bundled product offerings. The following table shows average revenue per unit for selected product offerings for 2001 and 2002:

Average Customer Revenue Per Line: (Measured at end of period)	Year Ended December 31,		Amount Change	Percentage Change
	2001	2002
Standard voice service	$25.66	$29.00	$3.34	13.02%
Complete voice service	17.19	34.59	17.40	101.22%
Dedicated customer T 1	40.33	36.59	(3.74)	-9.276%
Integrated customer T 1	81.55	73.37	(8.18)	-10.03%

Cost of sales increased $7.2 million to $27.8 million for 2002 from $20.6 million for 2001. As a percentage of revenues, cost of sales decreased to 40.2% for 2002 from 49.3% for 2001.

Network operating costs for 2002 remained at the $6.9 million level for 2001. As a percentage of revenues, network operating costs declined to 9.9% for 2002 from 16.5% for 2001, primarily as a result of increased utilization of the network infrastructure, which was substantially completed in 2001.

Sales and marketing expense decreased $.4 million to $.6 million for 2002 from $1.0 million for 2001, primarily due to the limited utilization of telemarketers in 2002.

General and administrative expense increased $3.1 million to $38.1 million for 2002 from $35 million for 2001. As a percentage of revenues, general and administrative expense decreased to 55.2% for 2002 from 83.8% for 2001. The increase in general and administrative expense primarily reflected increased personnel expense related to the acquisition and servicing of additional customers and increased legal fees related to financing activities. Operating efficiencies achieved by FDN during 2002 contributed to the decrease in general and administrative expense as a percentage of revenues.

In 2002, FDN recorded a charge of $45 million for impairment of long-lived assets, consisting principally of network assets. This impairment charge was calculated based upon FDN’s discounted cash flow as a result of the anticipated operating performance. The impairment determination was further supported by reduced fair market values of the equipment, which was attributable in part to an excessive supply of equipment available for sale as a result of dispositions by companies in adverse financial circumstances and the relative lack of buyers. In 2001, FDN recorded a charge of $1.7 million related to the write-off of goodwill resulting from the acquisition of another business.

Depreciation and amortization expense for 2002 remained at the $9.2 million level for 2001.

Interest income decreased to $30,000 for 2002 from $176,000 for 2001 as a result of reduced cash balances maintained by FDN in 2002.

In 2001, FDN entered into a credit agreement with certain financial institutions, under which FDN was granted a senior secured debt facility of $80 million. In connection with this financing, the lenders were also issued Series D preferred stock and common stock warrants. During 2002, M/C Venture Partners V, LP and M/C Venture Investors, L.L.C., which are entities related to FDN stockholders, purchased the loans and the ancillary preferred stock and warrants from the lenders. The loan documents were assigned to M/C Venture Southern, an affiliated party, which, on June 20, 2002, accelerated the maturity of the senior secured credit facility and foreclosed upon the facility collateral, which consisted of FDN securities. As a result of this foreclosure, the debt was effectively extinguished, and FDN realized a gain on the debt extinguishment of $48.7 million.

Interest expense decreased $1.9 million to $3.3 million for 2002 from $5.3 million for 2001. The decrease in interest expense was attributable to lower average debt balances as a result of the extinguishment of debt under the senior secured debt facility discussed above.

Liquidity and Capital Resources

The competitive local telecommunications service requires significant investments in communications networks and in the colocation of switching and transmission equipment in the central offices of incumbent carriers. FDN has incurred accumulated losses since its inception as a result of expenditures to build and maintain its network infrastructure and technology, promote and sell its service offerings, and fund administrative functions. As of December 31, 2003, FDN had an accumulated deficit of $101.5 million and a net tax operating loss carry forward of $61.4 million.

Until April 2003, FDN generally required significant infusions of funds from sales of capital stock and credit facility borrowings to fund its capital expenditures and working capital requirements, including the funding of operating losses. Since such date, FDN has funded its operating and capital requirements and other cash needs principally through cash from operations and cash on hand. As of September 1, 2004, FDN had approximately $28.9 million of cash and cash equivalents.

Net cash provided by operating activities increased by $23 million to $8.6 million for 2003 from $(14.6) million for 2002. Net cash provided by operations for the 2004 six-month period totaled $5.9 million. The increases reflected FDN’s improved operating results.

FDN improved significantly its working capital position from negative working capital of $1.6 million at December 31, 2002 to a positive working capital of $14.3 million at December 31, 2003. This improvement was primarily attributable to the receipt of proceeds from financing activities, which allowed FDN to pay vendor invoices generally within 30 days of the invoice date.

Net cash used in investing activities increased by $15.8 million to $21.2 million for 2003 from $5.4 million for 2002. Almost all of the increase was attributable to the Mpower acquisition in April 2003. FDN purchased $7.7 million of property, plant and equipment in 2003 compared to $5.4 million in 2002. Equipment purchases for 2004 six-month period totaled $6.7 million. The funding for capital expenditures in the second half of 2004, which are expected to total $6.8 million, will be provided by cash flow from operations.

Net cash provided by financing activities increased by $7.8 million to $26.3 million for 2003 from $18.6 million for 2002. Cash provided by financing activities in 2003 consisted principally of proceeds from the issuance of Series A preferred stock. The net cash provided by financing activities in 2002 reflected the use by FDN of $9.2 million of such cash as part of the restructuring of the senior secured debt facility.

FDN has various contractual obligations and commercial commitments. It does not have off-balance sheet financing arrangements other than its operating leases.

The following table sets forth FDN’s future contractual obligations and commercial commitments as of June 30, 2004 (in thousands):

	Total	Payments Due by Period
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$13,378	$2,856	$4,905	$3,928	$1,689
Capital leases	199	39	79	78	3
Purchase commitments	647	647	—	—	—

Total	$14,224	$3,542	$4,984	$4,006	$1,692

FDN believes that cash on hand and cash flow FDN expects from operations will provide sufficient funds to enable it to fund its planned capital expenditures and meet its other cash requirements of its current business plan for at least the next 12 months. Thereafter, significant capital expenditures may be required to provide increased capacity to meet expected growth in the demand for FDN’s services. FDN currently expects that it will fund its future capital expenditures primarily from operations. It may determine, however, that it is necessary or desirable to obtain financing for such expenditures through debt financing or the issuance of equity securities. There can be no assurances as to whether, or as to the terms of which, FDN will be able to obtain such debt or equity financing.

ILEC, IXC and Related Disputed Charges

From its inception, FDN has disputed and continues to dispute significant charges from the various incumbent carriers, inter-exchange carriers and other carriers who provide services to FDN. Management has a policy of treating as disputes all charges that management believes are without merit and that are still being presented on a bill to FDN on a regular basis, regardless of the age of the dispute. Although management believes that the majority of these charges are without merit, FDN accrues amounts for any charges it believes to represent valid charges. Amounts subject to outstanding disputes at December 31, 2002 totaled $3.7 million compared to $1.4 million at December 31, 2003 and $3.5 million at June 30, 2004.

Management believes that FDN has adequately reserved for all disputes and manages its cash position to insure that FDN will have the necessary cash available to make payments which may arise out of the loss of disputes that may be at risk. Management does not believe that the majority of these charges are valid and intends to continue to dispute and withhold payment of these charges to the various carriers.

Quantitative and Qualitative Disclosures About Market Risk

FDN does not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments. FDN’s operations are conducted entirely in the United States and are not subject to foreign currency exchange rate risk.

FDN is not exposed to material market risks relating to changes in interest rates. FDN’s policy is to invest available cash in short-term, interest bearing, investment grade securities. The value of these securities are subject to interest rate risk and could fall in value if interest rates rise. FDN has no long-term debt that would subject FDN to exposure due to changes in interest rates.

Security Ownership of Certain Beneficial Owners and Management of FDN

The following table sets forth information regarding the beneficial ownership of FDN’s common stock and Series A preferred stock as of September 1, 2004 by:

•	each of FDN’s directors and executive officers;

•	all directors and executive officers of FDN as a group, and

•	each person known by FDN to own beneficially more than 5% of the FDN common stock or Series A preferred stock.

The foregoing information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership of a class of capital stock as of any date includes any shares of such class as to which a person, directly or indirectly, has or shares voting power or investment power as of such date and also any shares as to which a person has the right to acquire such voting or investment power as of or within 60 days after such date through the exercise of any stock option, warrant or other right, without regard to whether such right expires before the end of such 60-day period or continues thereafter. If two or more persons share voting power or investment power with respect to specific securities, all of such persons may be deemed to be the beneficial owners of such securities. Information with respect to persons other than the holders listed in the tables below that share beneficial ownership with respect to the securities shown is set forth following the table.

As of September 1, 2004, 1,846,896 shares of FDN common stock and 12,619,648 shares of FDN Series A preferred stock were outstanding. Shares of the FDN Series A preferred stock are convertible at any time at the holder’s option into shares of the common stock according to a formula specified in the certificate of designation for the Series A preferred stock.

	FDN Common Stock		FDN Series A Preferred Stock
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (%)	Amount and Nature of Beneficial Ownership	Percentage of Class (%)
M/C VP V, LLC	14,465,794	89.3	7,220,839	57.2
David D. Croll	2,885,074	61.3	1,446,501	11.5
James F. Wade	2,171,432	54.3	1,087,684	8.6
Columbia Capital Equity Partners III, L.P.	3,710,279	66.8	1,906,815	15.1
Centennial Holdings VII, LLC	3,710,279	66.8	1,906,815	15.1
Directors and Executive Officers:
Michael P. Gallagher	657,210	35.6	—	—
Matthew Blocha	394,325	21.4	—	—
Kenneth J. Meister	135,660	7.3	—	—
Donald Boerema	35,828	1.9	—	—
Peter H.O. Claudy	—	—	—	—
Neil N. Sheth	—	—	—	—
John T. Siegel	—	—	—	—
David Hull	3,710,279	66.8	1,908,815	15.1
All directors and executive officers as a group (8 persons)	4,933,302	98.0	12,480,970	98.9

The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator for calculating beneficial ownership percentages may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, ITC^DeltaCom has been informed that the beneficial owners of the securities listed below have sole voting and investment power with respect to the shares shown.

The securities shown as beneficially owned by M/C VP V, LLC consist of 7,220,839 shares of Series A preferred stock, 107,365 shares of common stock and 14,358,429 shares of common stock issuable upon conversion of Series A preferred stock held of record by M/C Venture Partners V, L.P. As the general partner of M/C Venture Partners V, L.P., M/C VPV, LLC has sole voting and investment power with respect to the shares held by M/C Venture Partners V, L.P.

The securities shown as beneficially owned by David D. Croll consist of the following: 118,992 shares of Series A preferred stock held of record by M/C Investors L.L.C., 1,770 shares of common stock held of record by M/C Investors L.L.C. and 236,272 shares of common stock issuable upon conversion of Series A preferred stock held of record by M/C Investors L.L.C.; 968,692 shares of Series A preferred stock held of record by Media/Communications Partners III Limited Partnership, 14,403 shares of common stock held of record by Media/Communications Partners III Limited Partnership and 1,918,988 shares of common stock issuable upon conversion of Series A preferred stock held of record by Media/Communications Partners III Limited Partnership; and 358,817 shares of Series A preferred stock held of record by Chestnut Venture Partners, L.P., 5,335 shares of common stock held of record by Chestnut Venture Partners, L.P. and 708,307 shares of common stock issuable upon conversion of Series A preferred stock held of record by Chestnut Venture Partners, L.P. Mr. Croll and James F. Wade are managers of M/C Investors L.L.C. and M/C III L.L.C., which is the general partner of Media/Communications Partners III Limited Partnership, and collectively hold a majority of the votes of the managers of M/C Investors L.L.C. and M/C III L.L.C. and, accordingly, share voting and investment power with respect to the shares held of record by M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership. Mr. Croll also is the sole stockholder and President of Chestnut Street Partners, Inc., the general partner of Chestnut Venture Partners, L.P., and accordingly has sole voting and investment power with respect to the shares held of record by Chestnut Venture Partners, L.P. The business address of Mr. Croll is c/o M/C Venture Partners, 75 State Street, Suite 2500, Boston, Massachusetts 02109.

The securities shown as beneficially owned by James F. Wade consist of the following: 118,992 shares of Series A preferred stock held of record by M/C Investors L.L.C., 1,770 shares of common stock held of record by M/C Investors L.L.C. and 236,272 shares of common stock issuable upon conversion of Series A preferred stock held of record by M/C Investors L.L.C.; and 968,692 shares of Series A preferred stock held of record by Media/Communications Partners III Limited Partnership, 14,403 shares of common stock held of record by Media/Communications Partners III Limited Partnership and 1,918,988 shares of common stock issuable upon conversion of Series A preferred stock held of record by Media/Communications Partners III Limited Partnership. Messrs. Wade and Croll are managers of M/C Investors L.L.C. and M/C III L.L.C., which is the general partner of Media/Communications Partners III Limited Partnership, and collectively hold a majority of the votes of the managers of M/C Investors L.L.C. and M/C III L.L.C. and, accordingly, share voting and investment power with respect to the shares held of record by M/C Investors L.L.C. and Media/Communications Partners III Limited Partnership. The business address of Mr. Wade is c/o M/C Venture Partners, 75 State Street, Suite 2500, Boston, Massachusetts 02109.

The securities shown as beneficially owned by Columbia FDN Partners III, L.L.C. consist of shares of Series A preferred stock held of record by Columbia FDN Partners III, L.L.C. and shares of common stock issuable upon conversion of such shares of Series A preferred stock. The business address of Columbia FDN Partners III, L.L.C. is c/o Columbia Capital, 201 N. Union Street, Suite 300, Alexandria, Virginia 22314.

The securities shown as beneficially owned by Columbia Capital Equity Partners III, L.P. consist of 1,028,284 shares of Series A preferred stock held of record by Columbia Capital Equity Partners III (QP), L.P., 2,000,834 shares of common stock issuable upon conversion of such shares of Series A preferred stock, 878,531 shares of Series A preferred stock held of record by Columbia FDN Partners III, L.L.C. and 1,709,445 shares of common stock issuable upon conversion of such shares of Series A preferred stock. As general partner of Columbia Capital Equity Partners III (QP) and Columbia FDN Partners III, L.L.C., Columbia Capital Equity Partners III, L.P. has sole voting and investment power with respect to the shares shown. The business address of Columbia Capital Equity Partners III, L.P. is c/o Columbia Capital, 201 N. Union Street, Suite 300, Alexandria, Virginia 22314.

The shares of Series A preferred stock shown as being beneficially owned by Centennial Holdings VII, LLC consist of 1,879,561 shares of Series A preferred stock held of record by Centennial Ventures VII, L.P. and 27,254 shares of Series A preferred stock held of record by Centennial Entrepreneurs Fund VII, L.P. As the general partner of Centennial Ventures VII, L.P. and Centennial Entrepreneurs Fund VII, L.P., Centennial Holdings VII, LLC has sole voting and investment power with respect to these shares. The shares of common stock shown as being beneficially owned by Centennial Holdings VII, LLC consist solely of shares of common stock into which the shares of Series A preferred stock held of record by Centennial Ventures VII, L.P. and Centennial Entrepreneurs Fund VII, L.P. are convertible. The business address of Centennial Holdings VII, LLC is 1428 15th Street, Denver, Colorado 80202.

The shares of common stock shown as beneficially owned by Kenneth J. Meister include 4,217 shares of common stock that Mr. Meister has the right to purchase within 60 days of September 1, 2004 pursuant to the exercise of stock options.

The shares of common stock shown as beneficially owned by Donald Boerema consist entirely of shares of common stock that Mr. Boerema has the right to purchase within 60 days of September 1, 2004 pursuant to the exercise of stock options.

Peter H.O. Claudy and Neil N. Sheth are affiliated with M/C Venture Partners V, L.P., M/C Investors L.L.C., Chestnut Venture Partners, L.P. and Media/Communications Partners III Limited Partnership, but neither of these individuals has or shares voting or investment power with respect to the shares held of record by any of the foregoing entities.

John T. Siegel is a limited partner of Columbia Capital Equity Partners III, L.P., but does not have or share voting or investment power with respect to the shares held of record by Columbia Capital Equity Partners III (QP), L.P. or Columbia FDN Partners III, L.L.C.

The securities shown as beneficially owned by David Hull are the same securities which are shown as beneficially owned by Centennial Ventures VII, L.P. and Centennial Holdings VII, LLC. As a managing director of Centennial Holdings VII, LLC, Mr. Hull has shared voting and investment power over these shares. Mr. Hull shares this voting and investment power with the other managing directors of Centennial Holdings VII, LLC, who are Duncan T. Butler, Jr., Steven C. Halstedt and Jeffrey H. Schutz.

The securities shown as beneficially owned by all directors and executive officers as a group include a total of 40,045 shares of common stock that all directors and executive officers as a group have the right to purchase within 60 days of September 1, 2004 pursuant to the exercise of stock options and 3,710,279 shares of common stock issuable upon conversion of Series A preferred stock beneficially owned by all directors and executive officers as a group.

Compensation of FDN Executive Officers

The following table shows the compensation paid by FDN to the two executive officers of FDN who will become executive officers of ITC^DeltaCom after the merger:

Summary Compensation Table

	Annual Compensation					Long-Term Compensation			All Other Compensation ($)
Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)		Securities Underlying Options (#)
Michael P. Gallagher President and Chief Executive Officer	2001 2002 2003	205,321 218,301 222,422	— — 75,650	— — —		17,160 52,332 72,293	(3) (4)	— — —	— — —

Kenneth J. Meister Chief Financial Officer(1)	2002 2003	51,305 186,935	— 52,500	29,296 —	(2)	10,464 3,994		— 16,870	— —

(1)	Mr. Meister joined FDN as Chief Financial Officer in August 2002.
(2)	Consists solely of reimbursement of relocation expenses.
(3)	Represents the dollar value of restricted stock awards, calculated by multiplying the fair market value of the FDN common stock on the date of grant, as determined by the FDN board of directors, by the number of shares of restricted stock awarded. This valuation does not take into account the diminution in value of the award attributable to the restrictions applicable to the common stock. These restricted stock awards were canceled in 2002.
(4)	Represents the dollar value of restricted stock awards, calculated by multiplying the fair market value of the FDN common stock on the date of grant, as determined by the FDN board of directors, by the number of shares of restricted stock awarded. This valuation does not take into account the diminution in value of the award attributable to the restrictions applicable to the common stock. These restricted stock awards were canceled in 2003.

Stock Option Grants in Fiscal 2003

The following table presents information with respect to grants of stock options by FDN to Mr. Meister during the 2003 fiscal year. Mr. Gallagher did not receive any stock options during the 2003 fiscal year.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1)
	Number of Securities Underlying Options Granted (#)	Percentage of Total Options Granted to Employees in Fiscal Year (%)	Exercise or Base Price ($/Share)	Market Price of Underlying Security on Date of Grant ($)	Expiration Date	5% ($)	10% ($)
Kenneth J. Meister	16,870	5	0.12	0.11	9/2/2013	1,167	2,957

(1)	The potential realizable value is calculated in accordance with the rules and regulations of the SEC based on the fair market value on the date of grant, and assumes that the shares appreciate in value from the option grant date compounded annually until the end of the option term at the rate specified, 5% or 10%, and that the option is exercised and sold on the last day of the option term for the appreciated share price.

Stock Option Exercises in Fiscal 2003

The following table presents information concerning all unexercised stock options held at the end of fiscal 2003 by Mr. Meister. Mr. Gallagher did not hold any stock options at the end of fiscal 2003. There were no stock option exercises in fiscal 2003 by either of these executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Options Values

	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End 2003 (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kenneth J. Meister	—	—	—	16,870	—	—

Employment and Stock Incentive Agreements

Michael P. Gallagher.  On June 30, 2004, FDN entered into an employment and noncompetition agreement with Mr. Gallagher that provides for his employment as FDN’s President and Chief Executive Officer. Under this agreement, Mr. Gallagher is entitled to an annual base salary equal to $230,000 per year plus a targeted annual bonus of 50% of his base salary. The agreement provides that Mr. Gallagher’s employment is at-will and may be terminated by FDN at any time. However, if FDN terminates Mr. Gallagher’s employment without cause, as defined in the agreement, or if Mr. Gallagher terminates his own employment for good reason, as defined in the agreement, FDN would be obligated to pay Mr. Gallagher severance compensation in the amount of 100% of his annual base salary plus his annual targeted bonus amount for the year of termination. Mr. Gallagher also would be entitled to continuation or reimbursement of his existing FDN health and welfare benefits for a period of one year after termination. The severance compensation would be payable in a lump sum if Mr. Gallagher’s employment were terminated within 24 months after a change of control of FDN, but otherwise would be payable over a period of one year in accordance with FDN’s regular payroll schedule. Mr. Gallagher’s employment agreement also provides that if Mr. Gallagher’s employment is terminated at any time by FDN for cause, or is terminated by FDN without cause or by Mr. Gallagher with good reason prior to a change in control of FDN or more than 24 months after such a change in control, then Mr. Gallagher will be prohibited for a period of 12 months from engaging in a business that is competitive with FDN. This restriction will also apply if Mr. Gallagher terminates his own employment without good reason, but only if the foregoing severance compensation is paid to him.

Mr. Gallagher is a party to a stock restriction agreement with FDN covering 657,210 shares of FDN common stock. These shares were granted to Mr. Gallagher under a 2003 grant covering 181,554 shares which vest at the rate of 3,782 shares per month, commencing as of April 1, 2003, and a 2002 grant covering 475,656 shares, 118,914 of which vested on March 1, 2003 and the rest of which vest at the rate of 11,891 shares per month, in both cases as long as Mr. Gallagher continues to be employed by FDN. Upon a sale or merger of FDN, such as the proposed merger with ITC^DeltaCom, all shares that were granted in 2002 will become fully vested, a total of 50% of the shares granted in 2003 will become fully vested, and the remaining unvested shares will vest over a period of 24 months from the transaction closing date or over such shorter period as such shares would have vested if such sale or merger had not occurred, unless Mr. Gallagher’s employment is not continued by FDN or its successor in the transaction on terms comparable to his existing employment by FDN, in which case the unvested shares will become fully vested.

Kenneth J. Meister.  On June 30, 2004, FDN entered into an employment and noncompetition agreement with Mr. Meister that provides for his employment as FDN’s Chief Financial Officer. Under this agreement, Mr. Meister is entitled to an annual base salary equal to $200,000 per year plus a targeted annual bonus of 50% of his base salary. The agreement provides that Mr. Meister’s employment is at-will and may be terminated by FDN at any time. However, if FDN terminates Mr. Meister’s employment without cause, as defined in the agreement, or if Mr. Meister terminates his own employment for good reason, as defined in the agreement, FDN would be obligated to pay Mr. Meister severance compensation in the amount of 100% of his annual base salary plus his annual targeted bonus amount for the year of termination. Mr. Meister also would be entitled to continuation or reimbursement of his existing FDN health and welfare benefits for a period of one year after termination. The severance compensation would be payable in a lump sum if Mr. Meister’s employment were terminated within 24 months after a change of control of FDN, but otherwise would be payable over a period of one year in accordance with FDN’s regular payroll schedule. Mr. Meister’s employment agreement also provides that if Mr. Meister’s employment is terminated at any time by FDN for cause, or is terminated by FDN without cause or by Mr. Meister with good reason prior to a change in control of FDN or more than 24 months after such a change in control, then Mr. Meister will be prohibited for a period of 12 months from engaging in a business that is competitive with FDN. This restriction will also apply if Mr. Meister terminates his own employment without good reason, but only if the foregoing severance compensation is paid to him.

In connection with his employment, in 2003 Mr. Meister was granted options to purchase 16,870 shares of FDN common stock at a price of $0.12 per share. These options vest ratably over a period of four years beginning on September 2, 2003 and ending on September 2, 2007. The options expire in September 2013. Under the provisions of Mr. Meister’s stock option agreement, any unvested options held by him will vest immediately prior to the completion of the merger with ITC^DeltaCom.

Mr. Meister is a party to a stock restriction agreement with FDN covering 131,443 shares of FDN common stock. These shares were granted to Mr. Meister under a 2002 grant covering 95,131 shares, 23,783 of which vested on September 9, 2003 and the rest of which vest at the rate of 1,982 shares per month, and a 2003 grant covering 36,312 shares, 4,539 of which vested on September 9, 2003 and the rest of which vest at the rate of 756 shares per month, in both cases as long as Mr. Meister continues to be employed by FDN. Upon a sale or merger of FDN, such as the proposed merger with ITC^DeltaCom, all shares that are unvested immediately preceding such sale or merger will vest immediately prior to the completion of such sale or merger.

Certain Relationships and Related Transactions

The following is a summary of certain transactions during the period from January 1, 2001 through June 30, 2004 among FDN and entities affiliated with two FDN directors who will serve as directors of ITC^DeltaCom following the merger.

Peter H.O Claudy and Neil N. Sheth will serve as directors of ITC^DeltaCom following the merger as the initial designees of M/C Venture Partners V, L.P. and Media/Communications Partners III Limited Partnership pursuant to the amended and restated governance agreement. These partnerships, together with M/C Investors L.L.C. and Chestnut Venture Partners, L.P., are principal FDN stockholders with which Messrs. Claudy and Sheth are affiliated and are referred to below as the “M/C funds.” John T. Siegel will serve as a director of ITC^DeltaCom following the merger as the initial designee of Columbia Capital Equity Partners III (QP), L.P. The general partner of this partnership, which is a principal FDN stockholder, is Columbia Capital Equity Partners III, L.P., with which Mr. Siegel is a affiliated. These partnerships are collectively referred to below as the “Columbia funds.”

In June 2001, the M/C funds purchased an aggregate of 9,544,225 shares of Series D preferred stock of FDN, together with warrants to purchase FDN common stock, for an aggregate purchase price of $26.1 million. This investment resulted in the M/C funds collectively beneficially owning approximately 55% of the FDN common stock of FDN on a fully diluted basis.

In April 2002, M/C Venture Partners V, L.P. and M/C Venture Investors, L.L.C. purchased from Fleet National Bank and other senior lenders senior loans representing all of the $80 million principal amount of indebtedness then outstanding under FDN’s senior secured credit facility. This credit facility, which was then in default by FDN, was secured by all of FDN’s assets, including a pledge for the benefit of the lenders of all of FDN’s then-outstanding capital stock. Immediately after the acquisition of these loans, M/C Venture Partners V, L.P. and M/C Venture Investors, L.L.C. assigned their interest in the loans to M/C Venture Southern Lending Corp., a newly formed Delaware corporation owned by M/C Venture Partners V, L.P. and M/C Investors, LLC. M/C Venture Southern Lending Corp. then exercised its default remedies under the credit facility, accelerated the senior loans and foreclosed on the FDN stock that was pledged to secure FDN’s obligations under the credit facility. Upon the completion of this foreclosure, M/C Venture Southern Lending Corp. owned over 95% of FDN’s capital stock.

In August of 2002, following the foreclosure, M/C Venture Southern Lending Corp. merged with and into FDN. FDN was the surviving corporation of this merger. Pursuant to the merger, FDN issued 205,055 shares of FDN Series A preferred stock and 4,739,411 shares of FDN common stock to M/C Venture Partners V, L.P., and 13,529 shares of Series A preferred stock and 312,700 shares of FDN common stock to M/C Investors L.L.C.

In September 2002, the M/C funds purchased an aggregate of 125,406 shares of FDN Series A preferred stock and 3,032,628 shares of FDN common stock for an aggregate cash purchase price of $12.5 million.

In March 2003, FDN issued an aggregate of 2,396,049 shares of Series A preferred stock to the M/C funds. The consideration paid by the M/C funds consisted of cash in the amount of $10.4 million, plus the contribution to FDN of the 7,858,394 shares of FDN common stock then owned by the M/C funds.

In March 2003, FDN issued an aggregate of 1,906,815 shares of Series A preferred stock to Columbia Capital Equity Partners III (QP), L.P. and Columbia FDN Partners III, L.P. The consideration for these shares was cash in the aggregate amount of $8.3 million.

Each share of Series A preferred stock purchased by the M/C and Columbia funds is initially convertible at any time into a number of shares equal to the sum of one plus the quotient obtained by dividing the liquidation amount per share by the then-fair market value per share of FDN’s common stock. The liquidation amount of the FDN Series A preferred stock is equal to the original issue price of the stock plus all accrued and unpaid dividends on the Series A preferred. The holders of Series A preferred stock are entitled to cumulative dividends equal to 10% per annum, which are payable in cash. Upon the vote of the holders of at least 75% of the then outstanding shares of Series A preferred stock, voting on an as-converted, common stock-equivalent basis, the Series A preferred stockholders may require FDN to redeem the shares of FDN common stock held by such stockholders following a conversion of their Series A preferred stock at a price equal to the liquidation amount of the converted shares of preferred stock. In the event of FDN’s liquidation, dissolution or winding up, the holders are entitled to be paid out of FDN’s assets, prior and in preference to common stockholders or any other class or series of capital stock, an amount equal to the liquidation amount of such stock.

In connection with the issuance of the Series A preferred stock, FDN entered into a registration and investor rights agreement with the M/C funds and Columbia funds. This agreement provides that, if FDN desires to sell or issue any equity securities after the date of the agreement, which is March 19, 2003, then each Series A preferred stockholder and employee stockholder of FDN, as identified in the agreement, has the right to purchase a pro rata portion of the securities that the company desires to sell or issue. If any such stockholder refuses to exercise this right, then the other stockholders who possess the right would have the right to acquire the refusing stockholder’s pro rata share. These preemptive rights are subject to various exceptions, such as the issuance of common stock pursuant to previously outstanding convertible securities and options, as well as securities issued pursuant to mergers or other business combinations and equipment loans or leasing transactions. The agreement also provides that the M/C funds and Columbia funds have the right to request that FDN register the shares of FDN common stock issuable to them upon the conversion of the Series A preferred stock, as well as other shares of FDN common stock then held by them. These registration rights commence on the earlier of 180 days after an initial public offering of FDN’s common stock or the date on which FDN becomes a reporting company under the Securities Exchange Act, and any registration request must be made by the holders of at least 20% of the Series A preferred stock. Under the agreement, the Series A preferred stockholders have the right to request up three registrations covering the resale of their FDN common stock, in which case FDN must use its best efforts to accomplish the registration. However, if at the time of the registration request, FDN is eligible to use a Form S-3 registration statement, then FDN has a firm obligation to register the shares, and there is no limit to the number Form S-3 registrations that may be requested.

UNAUDITED PRO FORMA AND ADJUSTED PRO FORMA FINANCIAL INFORMATION OF ITC^DELTACOM

The following unaudited pro forma combined financial statements give effect to the FDN merger and the following unaudited adjusted pro forma combined financial statements give effect to the FDN merger and to the NTC merger, each of which ITC^DeltaCom expects will be accounted for as a “purchase” in accordance with generally accepted accounting principles. FDN and NTC each will be treated as the acquired corporation for these purposes and the assets, liabilities and other items of each of these companies will be adjusted to their estimated fair value at the completion of the applicable merger and combined with the historical book values of the assets and liabilities of ITC^DeltaCom.

ITC^DeltaCom has presented below unaudited pro forma financial data that reflect the FDN merger and are intended to show what the business of ITC^DeltaCom, as adjusted to give effect to ITC^DeltaCom’s October 2003 acquisition by merger of BTI Telecom Corp. (which was accounted for as a purchase) and the related sale by ITC^DeltaCom of 350,000 shares of its Series B preferred stock as if the acquisition and related sale of preferred stock had occurred on January 1, 2003, combined with the business of FDN might have looked like if the merger between FDN and ITC^DeltaCom also had occurred on January 1, 2003, which is the first day of the first period for which financial information is presented. The unaudited adjusted combined statements of operations combine the historical ITC^DeltaCom consolidated statements of operations data for the year ended December 31, 2003 with the BTI Telecom Corp. consolidated statements of operations for the nine months ended September 30, 2003. The unaudited pro forma combined statements of operations combine the adjusted ITC^DeltaCom consolidated statements of operations for the year ended December 31, 2003 and the historical ITC^DeltaCom consolidated statements of operations data for the six months ended June 30, 2004 with the FDN consolidated statements of operations for the year ended December 31, 2003 and for the six months ended June 30, 2004, respectively.

ITC^DeltaCom also has presented below unaudited adjusted pro forma financial data that reflect the FDN merger and the NTC merger, and are intended to show what the business of ITC^DeltaCom, as adjusted to give effect to ITC^DeltaCom’s October 2003 acquisition by merger of BTI Telecom Corp. and the related sale by ITC^DeltaCom of 350,000 shares of its Series B preferred stock as if the acquisition and related sale of preferred stock had occurred on January 1, 2003, combined with the businesses of FDN and NTC might have looked like if the FDN and NTC mergers had occurred on January 1, 2003, which is the first day of the first period for which financial information is presented. The unaudited adjusted pro forma combined statements of operations combine the adjusted ITC^DeltaCom consolidated statement of operations data for the year ended December 31, 2003 and the historical ITC^DeltaCom consolidated statements of operations data for the six months ended June 30, 2004 with the consolidated statements of operations of FDN and NTC for the year ended December 31, 2003 and for the six months ended June 30, 2004, respectively.

The unaudited pro forma and adjusted pro forma combined statements of operations are not necessarily indicative of the results that would have occurred if the mergers had been completed at the beginning of the periods presented or of the results that may be attained in the future.

The unaudited pro forma and adjusted pro forma combined financial statements are based on assumptions and adjustments described in the accompanying notes and should be read in connection with these notes.

Unaudited Pro Forma Combined Balance Sheet

As of June 30, 2004

(in thousands)

	(A) ITC^DeltaCom as reported June 30, 2004	(B) FDN as reported June 30, 2004	(C) Pro Forma Adjustments		(D) (A) + (B) + (C) Pro Forma
Current assets:
Cash and cash equivalents	$28,350	$25,235	$(1,900	)(a)	$51,685
Restricted cash	850	1,996			2,846
Accounts receivable:
Customer	78,544	11,189			89,733
Affiliate	205	—			205
Inventory	3,724	616			4,340
Prepaid expenses and other current assets	7,754	2,982			10,736

Total current assets	119,427	42,018	(1,900)		159,545

Property, plant and equipment	518,306	24,088	23,212	(a)	565,606

Other long-term assets :
Goodwill and other indefinite life intangibles	38,897	—	45,106	(a)	84,003
Intangible assets, net	20,579	7,785	12,215	(a)	40,579
Other assets	2,182	4,331	(3,025	)(a)	3,488

Total other long-term assets	61,658	12,116	54,296		128,070

Total assets	$699,391	$78,222	$75,608		$853,221

Current liabilities:
Accounts payable:
Trade	$43,674	$10,103			$53,777
Construction	5,111	—			5,111
Accrued interest	2,021	—			2,021
Accrued compensation	7,606	—			7,606
Unearned revenue	20,305	2,198			22,503
Other current liabilities	30,369	12,259	2,401	(a)	45,029
Current portion of long-term-debt and capital lease obligation	18,697	—			18,697

Total current liabilities	127,783	24,560	2,401		154,744

Long-term liabilities:
Other long-term liabilities	6,405	—			6,405
Long-term debt and capital lease obligations	282,882	164			283,046

Total long-term liabilities	289,287	164			289,451

Convertible redeemable preferred stock	58,348	—			58,348

Stockholders’ equity:
Preferred stock	—	126	(126	)(b)	—

Common stock	519	—	279	(a)	798

Deferred compensation	—	(3)	3	(b)	—
			(996	)(b)	(996)
			127,422	(a)

Additional paid-in-capital	265,697	150,045	(150,045	)(b)	393,119

Warrants outstanding	6,892	—			6,892

Deficit	(49,135)	(96,670)	96,670	(b)	(49,135)

Total stockholders’ equity	223,973	53,498	73,207		350,678

Total liabilities and stockholders’ equity	$699,391	$78,222	$75,608		$853,221

Unaudited Adjusted Pro Forma Combined Balance Sheet

As of June 30, 2004

(in thousands)

	(A)	(B1)	(B2)	(C)		(D)
	ITC^DeltaCom as reported June 30, 2004	FDN as reported June 30, 2004	NTC as reported June 30, 2004	Pro forma adjustments		(A) + (B1) + (B2) + (C) Adjusted pro forma
Current assets:
				(1,900	)(a)
Cash and cash equivalents	$28,350	$25,235	$5,924	$(1,400	)(c)	$56,209
Restricted cash	850	1,996				2,846
Accounts receivable:
Customer	78,544	11,189	5,228			94,961
Affiliate	205	—	—			205
Inventory	3,724	616	—			4,340
Prepaid expenses and other current assets	7,754	2,982	741			11,477

Total current assets	119,427	42,018	11,893	(3,300)		170,038

				23,212	(a)
Property, plant and equipment	518,306	24,088	36,125	1,507	(c)	603,238

Other long-term assets:
Goodwill and other indefinite life intangibles	38,897	—	—	45,106	(a)	84,003
Intangible assets, net	20,579	7,785	—	12,215	(a)	40,579
Other assets	2,182	4,331	—	(3,025	)(a)	3,488

Total other long term assets	61,658	12,116	—	54,296		128,070

Total assets	$699,391	$78,222	$48,018	$75,715		$901,346

Current liabilities:
Accounts payable
Trade	$43,674	$10,103	$2,467			$56,244
Construction	5,111	—	—			5,111
Accrued interest	2,021	—	—			2,021
Accrued compensation	7,606	—	—			7,606
Unearned revenue	20,305	2,198	4,936			27,439
				2,401	(a)
Other current liabilities	30,369	12,259	4,492	2,113	(c)	51,634
Current portion of long-term-debt and capital lease obligation	18,697	—	—			18,697

Total current liabilities	127,783	24,560	11,895	4,514		168,752

Long-term liabilities:
Other long-term liabilities	6,405	—	—			6,405
Long-term debt and capital lease obligations	282,882	164	1,254			284,300

Total long-term liabilities	289,287	164	1,254			290,705

Convertible redeemable preferred stock	58,348	—	367,516	(367,516	)(b)	58,348

Stockholders’ equity:
Preferred stock	—	126	—	(126	)(b)	—
				72	(c)
				(94	)(b)
Common stock	519	—	94	279	(a)	870
				(996	)(b)	(996)
Deferred compensation	—	(3)	—	3	(b)	—
				32,791	(c)
				(160,150	)(b)
Additional paid-in-capital	265,697	150,045	10,105	127,422	(a)	425,910
Warrants outstanding	6,892	—	—			6,892
Deficit	(49,135)	(96,670)	(342,846)	439,516	(b)	(49,135)

Total stockholders’ equity	223,973	53,498	(332,647)	438,717		383,541

Total liabilities and stockholders’ equity	$699,391	$78,222	$48,018	$75,715		$901,346

Notes to Unaudited Pro Forma and Adjusted Pro Forma Combined Balance Sheets

As of June 30, 2004

(in thousands, except share and per share amounts)

(a)	ITC^DeltaCom’s estimated purchase price for the FDN merger has been calculated as follows:

27,943,394 shares of ITC^DeltaCom common stock issuable at the FDN merger closing to the FDN common and preferred stockholders at an estimated price of $4.57 per share (excludes 3,356,606 shares of ITC^DeltaCom common stock to be held in an escrow account until the later of March 15, 2006 and the first anniversary of the merger closing date and used to pay claims, if any, for indemnification by ITC^DeltaCom based on specified breaches of the merger agreement by FDN or the principal FDN stockholders)	$127,701

Direct merger transaction costs	1,900

Total Purchase Price	$129,601

The estimated purchase price allocation for the FDN merger is as follows:

	Historical Net Book Value	Adjustment		Fair Value
Current assets	$42,018	$		$42,018
Property, plant and equipment	24,088		23,212	47,300	(1)

Customer relationships	7,785		12,215	20,000	(2)

Total intangibles	7,785		12,215	20,000

Other assets	$4,331		$(3,025)	$1,306	(3)
Goodwill	—		45,106	45,106
Current liabilities	(24,560)		(2,401)	(26,961	)(4)
Long-term debt	(164)			(164)
Deferred compensation	3		993	996	(5)
Other long-term liabilities				—

Total Purchase Price				$129,601

(1)	Based on the preliminary allocation of the purchase price, ITC^DeltaCom, through an independent valuation, has determined the value of FDN’s property, plant and equipment to be $47,300.
(2)	Based on the preliminary allocation of the purchase price, ITC^DeltaCom, through an independent valuation, has determined that the value of FDN’s customer relationships is $20,000. ITC^DeltaCom has initially determined the useful life of these FDN customer relationships to be three years.
(3)	Represents the reclassification of FDN customer installation costs to conform FDN’s accounting policy for such costs with the corresponding accounting policy of ITC^DeltaCom. These assets are included in the fair value of property, plant and equipment in note (1) above.
(4)	Represents the value of certain severance and contract termination costs that ITC^DeltaCom will assume in connection with the FDN merger.
(5)	ITC^DeltaCom is obligated under the merger agreement to assume FDN’s obligations under specified stock restriction agreements. The amount shown represents the estimated value of such obligations, based on an estimated amount of 217,865 shares of ITC^DeltaCom common stock, valued at $4.57 per share, issuable to satisfy such obligations.

(b)	Represents the elimination of the historical stockholders’ equity and preferred stock of FDN and NTC.

(c)	ITC^DeltaCom’s purchase price for the NTC merger has been calculated as follows:

7,191,081 shares of ITC^DeltaCom common stock issuable at the NTC merger closing to the NTC stockholders at an estimated price of $4.57 per share (excludes 1,658,919 shares of ITC^DeltaCom common stock estimated to be held in an escrow account for two years following the merger closing and used to pay any claims for indemnification by ITC^DeltaCom based on specified breaches of the merger agreement by NTC or the principal NTC stockholders)	$32,863

Direct merger transaction costs	1,400

Total Purchase Price	$34,263

The estimated purchase price allocation for the NTC merger is as follows:

	Historical Net Book Value	Adjustment		Fair Value
Current assets	$11,893	$		$11,893
Property, plant and equipment	36,125		1,507	37,632	(1)

Other assets	—			—
Current liabilities	(11,895)		(2,113)	(14,008	)(2)
Long-term debt	(1,254)			(1,254)

Total Purchase Price				$34,263

(1)	ITC^DeltaCom, through an independent valuation, has determined that the value of NTC’s property, plant and equipment is approximately $43,000 and has preliminarily allocated $37,632 to property, plant and equipment.
(2)	Represents the value of certain severance and contract termination costs that ITC^DeltaCom will assume in connection with the NTC merger.

Unaudited Adjusted Combined Statements of Operations

For the year ended December 31, 2003

(in thousands, except share and per share amounts)

	(A)	(B)	(C)		(D)
	ITC^DeltaCom as reported for the year ended December 31, 2003	BTI as reported for the nine months ended September 30, 2003	Pro forma adjustments		(A) + (B) + (C) ITC^Delta Com as adjusted
Operating revenues	$461,566	$174,281	$(859	)(f )	$634,988
Cost of services	230,844	97,053			327,897

Gross margin	230,722	77,228	(859)		307,091

Operating expenses:
Selling, operations and administration	172,807	72,593			245,400
			(1,312	)(e)
			(15,027	)(g)
Depreciation and amortization	63,393	30,540	750	(d)	78,344
Merger-related costs	2,141	7,320			9,461
Stock based deferred compensation	1,147				1,147
Asset impairment loss		94,430	(94,430	)(h)

Total operating expenses	239,488	204,883	(110,019)		334,352

Operating loss	(8,766)	(127,655)	109,160		(27,261)

Other income:
Interest expense	(15,917)	(16,776)	10,375	(c)	(22,318)
Interest income	344	46			390
Other expense, net

Total other expense, net	(15,573)	(16,730)	10,375		(21,928)

Loss before income taxes	(24,339)	(144,385)	119,535		(49,189)
Income tax expense	—	—			—

Net loss	(24,339)	(144,385)	119,535		(49,189)

			20,173	(b)
Preferred stock dividends and accretion	(3,912)	(20,173)	(2,666	)(a)	(6,578)

Net loss applicable to common stockholders	$(28,251)	$(164,558)	$137,042		$(55,767)

Basic and diluted net loss per common share	$(0.61)	$(1.77)			$(1.08)

Basic and diluted weighted average common shares outstanding	46,551,648	92,742,000	5,250,000	(i )	51,801,648

Notes to Adjusted Combined Statements of Operations

For the year ended December 31, 2003

(in thousands, except share amounts)

(a)	Represents dividends and the accretion of the discount on the Series B preferred stock issued in the merger of BTI Telecom Corp., or BTI, and ITC^DeltaCom as follows:

Nine months ended September 30, 2003
Preferred dividends at an annual rate of 8%	$2,100
Accretion of discount	566

$2,666

(b)	Represents the elimination of $20,173 of preferred stock dividends, including accretion of discount, on BTI’s redeemable preferred stock, which was exchanged for ITC^DeltaCom common stock in the merger, for the nine months ended September 30, 2003.

(c)	Represents the elimination of historical interest expense on indebtedness of BTI owing to the former securityholders of $10,375 for the nine months ended September 30, 2003. Such indebtedness was surrendered for cancellation at the closing of the BTI merger.

(d)	Represents an adjustment to amortization expense of $750 for the nine months ended September 30, 2003 based on the acquired fair value of BTI’s intangible assets and expected useful lives as follows:

Asset Category	Balance at January 1, 2003	Remaining Useful Life
Customer Relationships	$5,000	5

(e)	Represents the elimination of amortization of deferred financing costs of BTI of $1,312 for the nine months ended September 30, 2003.

(f)	Represents the elimination of revenue related to BTI dark fiber leases of $859 for the nine months ended September 30, 2003.

(g)	Represents an adjustment to depreciation and amortization expense as a result of a reduction in the carrying value of property, plant and equipment based upon the fair value of BTI’s assets at the date of acquisition and a reassessment of the expected useful lives.

(h)	Represents the reversal of an asset impairment loss of BTI that would not have been recorded if the fair values and lives of property, plant and equipment determined under the purchase method of accounting had been applied as of the beginning of the period presented rather than during the nine months ended September 30, 2003, when the actual impairment occurred.

(i)	Adjusted basic and diluted net loss and loss from continuing operations per common share have been calculated by dividing pro forma net loss available to common stockholders by ITC^DeltaCom historical weighted average common shares outstanding adjusted for shares of ITC^DeltaCom common stock issued in the merger. The shares of ITC^DeltaCom common stock issuable upon exercise of the warrants and upon conversion of the Series B preferred stock issued to the WCAS securityholders in connection with the merger, as well as all common stock equivalents of ITC^DeltaCom, have not been included in diluted earnings per share as they are antidilutive for all periods presented. The following table shows the adjustment calculation for earnings per share:

Year ended December 31, 2003
Historical weighted average ITC^DeltaCom common shares outstanding	46,551,648
Adjustment for 7,000,000 shares of ITC^DeltaCom common stock issued in the BTI merger on October 6, 2003	5,250,000

Basic and diluted weighted average ITC^DeltaCom common shares, as adjusted	51,801,648

Unaudited Pro Forma Combined Statements of Operations

For the year ended December 31, 2003

(in thousands, except share and per share amounts)

	(A)	(B)	(C)		(D)
	ITC^DeltaCom as adjusted for the year ended December 31, 2003	FDN as reported for the year ended December 31, 2003	Pro forma adjustments		(A) + (B) + (C) Pro forma
Operating revenues	$634,988	$117,937	$(150	)(a)	$752,775

Cost of services	327,897	46,304	(150	)(a)	379,673
			10,326	(b)
			(4,704	)(c)

Gross margin	307,091	71,633	(5,622)		373,102

Operating expenses:
Selling, operations and administration	245,400	45,659	5,537	(b)	296,596
Operating expenses	—	15,863	(15,863	)(b)	—
Depreciation and amortization	78,344	11,093	1,657	(f )	93,278
			(4,483	)(d)
			6,667	(e)
Stock based deferred compensation	1,147	14			1,161
Merger-related expenses	9,461	—			9,461

Total operating expenses	334,352	72,629	(6,485)		400,496

Operating loss	(27,261)	(996)	863		(27,394)

Other income:
Interest (expense)	(22,318)	(73)			(22,391)
Interest income	390	179			569
Other expense, net	—	1,053			1,053

Total other expense, net	(21,928)	1,159			(20,769)

Loss before income taxes	(49,189)	163	863		(48,163)
Income taxes	—	—			—

Net loss	(49,189)	163	863		(48,163)

Preferred stock dividends and accretion	(6,578)	(4,788)	4,788	(g)	(6,578)

Net loss applicable to common stockholders	$(55,767)	$(4,625)	$5,651		$(54,741)

Basic and diluted net loss per common share	$(1.08)	$(1.51)			$(0.69)

Basic and diluted weighted average common shares outstanding	51,801,648	3,053,412	27,943,394	(h)	79,745,042

Unaudited Adjusted Pro Forma Combined Statements Of Operations

For the year ended December 31, 2003

(in thousands, except share and per share amounts)

	(A)	(B1)	(B2)	(C)		(D)
	ITC^DeltaCom as adjusted for the year ended December 31, 2003	FDN as reported for the year ended December 31, 2003	NTC as reported for the year ended December 31, 2003	Pro forma adjustments		(A) + (B1) + (B2) + (C) Adjusted pro forma
Operating revenues	$634,988	$117,937	$57,719	$(1,075	)(a)	$809,569

Cost of services	327,897	46,304	23,718	(1,075	)(a)	400,283
				10,326	(b)
				(4,704	)(c)
				(2,183	)(c)

Gross margin	307,091	71,633	34,001	(3,439)		409,286

Operating expenses:
Selling, operations and administration	245,400	45,659	46,310	5,537	(b)	342,906
Operating expenses	—	15,863	—	(15,863	)(b)	—
Impairment loss on equipment	—	—	34,180	(34,180	)(i)	—
Depreciation and amortization	78,344	11,093	31,446	(23,513	)(f)	99,554
				(4,483	)(d)
				6,667	(e)
Stock based deferred compensation	1,147	14				1,161
Merger-related expenses	9,461	—				9,461
Operating lease penalty	—	—	1,280			1,280

Total operating expenses	334,352	72,629	113,216	(65,835)		454,362

Operating loss	(27,261)	(996)	(79,215)	62,396		(45,076)

Other income:
Interest (expense)	(22,318)	(73)	(47)			(22,438)
Interest income	390	179	219			788
Other expense, net	—	1,053	164			1,217

Total other expense, net	(21,928)	1,159	336			(20,433)

Loss before income taxes	(49,189)	163	(78,879)	62,396		(65,509)
Income taxes	—	—	—			—

Net loss	(49,189)	163	(78,879)	62,396		(65,509)

Preferred stock dividends and accretion	(6,578)	(4,788)	(34,558)	39,346	(h)	(6,578)

Net loss applicable to common stockholders	$(55,767)	$(4,625)	$(113,437)	$101,742		$(72,087)

Basic and diluted net loss per common share	$(1.08)	$(1.51)	$(12.05)			$(0.83)

Basic and diluted weighted average common shares outstanding	51,801,648	3,053,412	9,416,160	35,134,475	(g)	86,936,123

Unaudited Pro Forma Combined Statements of Operations

For the six months ended June 30, 2004

(in thousands, except share and per share amounts)

	(A)	(B)	(C)		(D)
	ITC^DeltaCom as reported for the six months ended June 30, 2004	FDN as reported for the six Months ended June 30, 2004	Pro forma adjustments		(A) + (B) + (C) Pro forma
Operating revenues	$298,397	$68,375	$(114	)(a)	$366,658

Cost of services			3,946	(b)
			(1,762	)(c)
	146,583	26,193	(114	)(a)	174,846

Gross margin	151,814	42,182	(2,184)		191,812

Operating expenses:
Selling, operations and administration	111,164	24,345	3,314	(b)	138,823
Operating expenses	—	7,260	(7,260	)(b)	—
Depreciation and amortization			(2,480	)(d)
			3,333	(e)
	42,122	5,698	916	(f )	49,589
Stock based deferred compensation	818	5			823
Merger-related expenses	458	—			458

Total operating expenses	154,562	37,308	(2,177)		189,693

Operating loss income (loss)	(2,748)	4,874	(7)		2,119

Other income:
Interest expense	(10,563)	(95)			(10,658)
Interest income	326	91			417
Other expense, net	(1,255)	(44)			(1,299)

Total other expense, net	(11,492)	(48)			(11,540)

Loss before income taxes	(14,240)	4,826	(7)		(9,421)
Income tax expense	—	—			—

Net Income (loss)	(14,240)	4,826	(7)		(9,421)

Preferred stock dividends and accretion	(3,436)	(3,058)	3,058	(g)	(3,436)

Net loss applicable to common stockholders	$(17,676)	$1,768	$3,051		$(12,857)

Basic earnings (loss) per common share	$(0.34)	$0.95			$(0.16)

Diluted earnings (loss) per common share	$(0.34)	$0.12			$(0.16)

Weighted average number of shares outstanding:
Basic	51,849,771	1,854,564	27,943,394	(h)	79,793,165

Diluted	51,849,771	14,274,214	27,943,394		79,793,165

Unaudited Adjusted Pro Forma Combined Statements of Operations

For the six months ended June 30, 2004

(in thousands, except share and per share amounts)

	(A)	(B1)	(B2)	(C)		(D)
	ITC^DeltaCom as reported for the period ended June 30, 2004	FDN as reported for the period ended June 30, 2004	NTC as reported for the period ended June 30, 2004	Pro forma adjustments		(A) + (B1) + +(B2)+(C) Adjusted pro forma
Operating revenues	$298,397	$68,375	$32,114	$(618	)(a)	$398,268

				(1,762	)(c)
				(974	)(c)
				(618	)(a)
Cost of services	146,583	26,193	13,838	3,946	(b)	187,206

Gross margin	151,814	42,182	18,276	(1,210)		211,062

Operating expenses:
Selling, operations and administration	111,164	24,345	21,716	3,314	(b)	160,539
Operating expenses	—	7,260	—	(7,260	)(b)	—

Depreciation and amortization	42,122	5,698	13,669	3,333 (9,616 (2,480	(e) )(f ) )(d)	52,726
Stock based deferred compensation	818	5	—	—		823
Merger-related expenses	458	—	—	—		458

Total operating expenses	154,562	37,308	35,385	(12,709)		214,546

Operating income (loss)	(2,748)	4,874	(17,109)	11,499		(3,484)

Other income:
Interest expense	(10,563)	(95)	(51)			(10,709)
Interest income	326	91	24			441
Other expense, net	(1,255)	(44)	30			(1,269)

Total other expense, net	(11,492)	(48)	3			(11,537)

Loss before income taxes	(14,240)	4,826	(17,106)	11,499		(15,021)
Income tax expense	—	—	—			—

Net Income (loss)	(14,240)	4,826	(17,106)	11,499		(15,021)

Preferred stock dividends and accretion	(3,436)	(3,058)	(19,085)	22,143	(g)	(3,436)

Net loss applicable to common stockholders	$(17,676)	$1,768	$(36,191)	$33,642		$(18,457)

Basic earnings (loss) per common share	$(0.34)	$0.95	$(3.84)			$(0.21)

Diluted earnings (loss) per common share	$(0.34)	$0.12	$(3.84)			$(0.21)

Weighted average number of shares outstanding:
Basic	51,849,771	1,854,564	9,416,160	35,134,475	(h)	86,984,246

Diluted	51,849,771	14,474,214	9,416,160	35,134,475		86,984,246

Notes to Unaudited Pro Forma and Adjusted Pro Forma Combined Statements of Operations

(in thousands, except share amounts)

(a)	Represents elimination of revenues and costs recognized between ITC^DeltaCom and FDN and between ITC^DeltaCom and NTC.

(b)	Represents the reclassification of amounts reported by FDN as operating expenses to cost of services or selling, operations and administration expense.

(c)	Represents removal of installation costs of FDN and NTC to conform FDN’s accounting policy for such costs with the corresponding accounting policy of ITC^DeltaCom:

	Year ended December 31, 2003	Six months ended June 30, 2004
FDN	$4,704	$1,762
NTC	2,183	974

Total	$6,887	$2,736

(d)	The amounts shown represent the elimination of FDN’s amortized historical installation costs and an acquired customer base, revalued for purposes of calculating depreciation and amortization (see notes (e) and (f)), as follows:

	Year ended December 31, 2003	Six months ended June 30, 2004
Capitalized installation costs	$2,114	$1,307
Acquired customer base	2,369	1,173

Total	$4,483	$2,480

(e)	Represents an adjustment to amortization expense of $6,667 for the year ended December 31, 2003 and $3,333 for the six months ended June 30, 2004 based on an independent valuation of the fair value of FDN’s intangible assets and their expected useful lives, as follows:

Asset Category	Balance at January 1, 2003	Balance at June 30, 2004	Useful Life
Customer relationships	$20,000	$20,000	3

(f)	Represents the net adjustment to depreciation and amortization expense to reflect the incremental expense arising from the increased carrying value of FDN’s and NTC’s property, plant and equipment. FDN’s depreciation and amortization expense as adjusted was $8,267 for the year ended December 31, 2003, of which $767 was related to developed technology and $7,500 was related to communications and other equipment, and $4,133 for the six months ended June 30, 2004, of which $383 was related to developed technology and $3,750 was related to communications and other equipment. The adjustments to NTC’s depreciation expense was $6,032 for the year ended December 31, 2003 and $3,016 for the six months ended June 30, 2004, all of which was related to communications and other equipment. The adjustments to depreciation and amortization expense were based upon preliminary estimates of the fair value of the assets of FDN and NTC as of August, 2004 and a reassessment of the expected useful lives of the assets, as follows:

FDN:

Asset Category	Balance at January 1, 2003	Balance at June 30, 2004	Useful Life
Developed technology	$2,300	$2,300	3
Communications and other equipment	45,000	45,000	6

Total	$47,300	$47,300

NTC:

Asset Category	Balance at January 1, 2003	Balance at June 30, 2004	Useful Life
Communications and other equipment	$36,125	$36,125	6

Total	$36,125	$36,125

(g)	Represents the elimination of preferred stock dividends, including accretion of discount, of FDN and NTC as follows:

	Year ended December 31, 2003	Six months ended June 30, 2004
FDN	$4,788	$3,058
NTC	34,558	19,085

	$39,346	$22,143

(h)	Earnings per share have been computed by dividing pro forma net income available to common stockholders by ITC^DeltaCom’s historical weighted average common shares outstanding, adjusted for common shares issuable in the FDN and NTC mergers, as follows:

	Year ended December 31, 2003	Six months ended June 30, 2004
Historical weighted average shares outstanding	46,551,648	51,849,771
Adjustment for 7,000,000 shares of common stock issued in connection with the BTI merger on October 6, 2003, as if issued on January 1, 2003	5,250,000	—

	51,801,648	51,849,771
Common shares issuable in the FDN merger to FDN common and preferred stockholders	27,943,394	27,943,394

Weighted average common shares outstanding after the FDN merger	79,745,042	79,793,165
Common shares issuable in the NTC merger to NTC stockholders	7,191,081	7,191,081

Weighted NTC average common shares outstanding after the FDN merger and the NTC merger	86,936,123	86,984,246

(i)	Represents the reversal of an asset impairment loss recorded by NTC that would not have been recorded if the fair values and lives of property, plant and equipment determined under the purchase method of accounting had been applied as of the beginning of the periods presented rather than during 2003, when the actual impairment occurred.

MANAGEMENT OF ITC^DELTACOM AFTER THE MERGER

Directors

In accordance with the amended and restated governance agreement that will become effective at or prior to the FDN merger closing date, ITC^DeltaCom’s board of directors will consist of the following 13 directors immediately after the merger closings:

•	the individuals currently serving as directors, other than Robert C. Taylor, Jr., who has advised the board of directors that he intends to resign as a director before the effective time of the FDN merger;

•	Peter H.O. Claudy and Neil N. Sheth, who will serve as the initial designees of M/C Venture Partners V, L.P. and Media/Communications Partners III Limited Partnership, which are two of the principal FDN stockholders;

•	John T. Siegel, who will serve as the initial designee of Columbia Capital Equity Partners III (QP), L.P., which is one of the principal FDN stockholders; and

•	Thomas E. Darden, who will serve as the initial designee of the principal NTC stockholders.

For a description of the board composition provisions of the amended and restated governance agreement, see “Terms of Other Agreements–Governance Agreement–Board of Directors and Committees.”

Continuing Directors.  For information about ITC^DeltaCom’s continuing directors, as well as information about certain relationships and related transactions involving such directors, see the section captioned “Directors and Executive Officers of the Registrant” in ITC^DeltaCom’s annual report on Form 10-K for its fiscal year ended December 31, 2003 and the section captioned “Certain Relationships and Related Transactions” in ITC^DeltaCom’s definitive proxy statement relating to its 2004 annual meeting of stockholders filed with the SEC on April 1, 2004, both of which are incorporated by reference in this proxy statement/prospectus.

New Directors.  The following presents information about the initial director designees of the principal FDN stockholders and the initial director designee of the principal NTC stockholders.

Peter H.O. Claudy has served as a director of FDN since March 1998. Mr. Claudy is currently a partner in M/C Venture Partners, a Boston-based venture capital firm that he joined in 1991. At M/C Venture Partners, Mr. Claudy has led investments in the IT-managed services, CLEC, and PCS industries. He currently serves on the boards of directors of several privately held companies, including Atlantis Bidding Corp., City Signal Communications, and Empact Solutions. Mr. Claudy also serves on the board of directors of the New England Venture Capital Association.

Neil N. Sheth has served as a director of FDN since September 1998. Mr. Sheth is currently a Partner at M/C Venture Partners, which he joined in 1998. At M/C Venture Partners, Mr. Sheth has focused on leading investments in the telecommunication services and infrastructure software areas. In addition to serving as a director of FDN, Mr. Sheth currently serves on the boards of directors of GuardedNet and Telution, both of which are privately held.

John T. Siegel has served as a director of FDN since April 2003. Mr. Siegel is currently a partner in Columbia Capital, a Virginia-based venture capital firm that he joined in March 2000. At Columbia Capital, Mr. Siegel has led investments in the communications and information technology sectors. Prior to joining Columbia Capital, Mr. Siegel was a member of Morgan Stanley’s Private Equity Group since June 1997, where he specialized in investments in the telecommunications and data services areas. Mr. Siegal also serves on the boards of directors of mindSHIFT Technologies and Netifice Communications, both of which are privately held.

Thomas E. Darden has served as a member of the board of directors of NTC since August 2000. Since August 2000, Mr. Darden has been the Managing Director of Reliant Equity Investors, a private equity investment firm. From June 1997 to August 2000, Mr. Darden was the Managing Director of Wind Point Partners, a private equity investment firm. Mr. Darden currently serves as a director of Minsor Powertrain, Inc. and LDMI Telecommunications, both of which are privately held.

Executive Officers

The following individuals will serve as ITC^DeltaCom’s principal executive officers immediately after completion of the mergers.

Larry F. Williams, who currently serves as the Chairman and Chief Executive Officer of ITC^DeltaCom, will continue to serve as Chairman and Chief Executive Officer after the merger.

Leo J. Cyr, who currently serves as NTC’s President, Chief Operating Officer and a member of NTC’s board of directors, will serve as Chief Operating Officer of ITC^DeltaCom after the NTC merger. Mr. Cyr joined NTC as its President, Chief Operating Officer and member of its board of directors in October 2003. Previously, from January 2001 to October 2003, Mr. Cyr served as President and Chief Operating Officer for Clearwire Technologies, a start-up broadband wireless operator utilizing the MMDS/ITFS spectrum. Prior to his service with Clearwire Technologies, from October 1999 to December 2000, Mr. Cyr served as President, Chief Operating Officer and a member of the board of directors of CapRock Communications, a regional telecommunications provider in the Southwest. He is currently a member of the board of directors of Teleglobe, Inc., a provider of international communications services.

Andrew M. Walker, who currently serves as President, Business Services of ITC^DeltaCom, will serve as President, Strategic Services after the merger.

Michael P. Gallagher, who currently serves as FDN’s Chief Executive Officer, will serve as President, Business Services of ITC^DeltaCom after the merger. Mr. Gallagher has served as the Chief Executive Officer and a director of FDN since its inception in 1998. Prior to founding the company, he co-founded Metro Access Networks, a Texas-based competitive carrier, in 1993. While employed by Metro Access Networks, Mr. Gallagher served as President and was responsible for overseeing the development of the company’s business strategy and the design of the company’s network architecture. Following the merger of Metro Access Networks with Brooks Fiber Communications, Inc. in March 1997, Mr. Gallagher became Regional Vice President for Brooks Fiber, where he had overall responsibility for all operations, engineering, finance and sales functions for the state of Texas. Prior to his service at Metro Access Networks, Mr. Gallagher held various sales positions with both Williams Telecommunications Group (WilTel) and Intermedia Communications.

Douglas A. Shumate, who currently serves as Senior Vice President-Chief Financial Officer of ITC^DeltaCom, will serve as Chief Financial Officer after the merger.

J. Thomas Mullis, who currently serves as Senior Vice President-Legal and Regulatory, will continue to serve as Senior Vice President-Legal and Regulatory after the merger.

Kenneth J. Meister, who currently serves as FDN’s Chief Financial Officer, will serve as Executive Vice President, Corporate Development of ITC^DeltaCom after the merger. Mr. Meister has served as the Chief Financial Officer of FDN since August 2002. Prior to joining FDN, he served as Chief Financial Officer for Ionex Telecommunications, Inc., a Texas-based integrated communications provider, since 2000. Before his service with Ionex Telecommunications, Mr. Meister served as a Senior Vice President in Investment Banking with Raymond James & Associates, Inc., a national full service brokerage firm based in St. Petersburg, Florida. While at Raymond James, he concentrated on capital formation for telecommunications companies. Prior to 1996, Mr. Meister worked as a securities attorney with a national law firm focusing on initial public offerings and mergers and acquisitions.

OTHER ITC^DELTACOM SPECIAL MEETING PROPOSALS

Amendment to ITC^DeltaCom’s Certificate of Incorporation

(Proposal 2)

ITC^DeltaCom’s stockholders are asked to consider and vote upon a proposal to approve an amendment to ITC^DeltaCom’s certificate of incorporation to increase the maximum authorized number of directors constituting the entire ITC^DeltaCom board of directors to 17 directors.

The board of directors approved the proposed amendment to ITC^DeltaCom’s certificate of incorporation at a meeting held on September 8, 2004. Approval of the charter amendment by stockholders and effectiveness of the charter amendment under Delaware law is a condition to the obligations of ITC^DeltaCom and FDN to complete the FDN merger.

Purpose of Proposed Amendment

The purpose of the proposed amendment is to facilitate implementation of the board composition provisions of the amended and restated governance agreement which ITC^DeltaCom and some of its principal stockholders will enter into at or prior to the closing of the FDN merger. For a description of the proposed governance agreement, see “Terms of Other Agreements–Governance Agreement.”

The existing provision relating to the maximum size of the board of directors was approved by ITC^DeltaCom’s stockholders at the annual meeting held on December 18, 2003. The purpose of the amendment approved at that meeting was to conform the terms of this provision to the applicable provisions of the existing governance agreement, under which ITC^DeltaCom’s board of directors will consist of:

•	11 directors until the expiration on January 6, 2005 of the 15-month initial governance period following the closing date of ITC^DeltaCom’s merger with BTI Telecom Corp.;

•	up to 15 directors between the expiration of the initial governance period and the third anniversary of such merger closing date on October 6, 2006; and

•	from and after October 6, 2006, such number of directors as may be determined by resolution of the board of directors or by vote of the stockholders.

The foregoing provisions of the existing governance agreement will be terminated in their entirety in connection with the proposed amendment and restatement of that agreement. The amended and restated agreement will provide that, as of the effective time of the FDN merger, the board of directors will be increased in size from 11 to 13 members and will initially consist of nine of the current 11 directors, three new directors designated for appointment by the principal FDN stockholders and one new director designated for appointment by the principal NTC stockholders.

The proposed charter amendment is necessary to permit implementation of the board composition arrangements contemplated by the amended and restated governance agreement. The size of the board of directors may be decreased or increased from the 13-member board that will manage ITC^DeltaCom immediately after completion of the FDN and NTC mergers. The authority to increase the board size to up to 17 directors under the proposed charter amendment will afford ITC^DeltaCom the flexibility to provide board representation to significant stockholders of other businesses it may acquire in the future, to add new directors as required to ensure continued compliance with Nasdaq Marketplace Rules relating to the composition of a listed company’s board of directors, and to achieve other corporate governance objectives.

The effectiveness of the board of directors may be adversely affected by a membership of more than 17 directors. The continuation of a limit on the total number of authorized directors, however, could have the effect of delaying or deferring a change of control of ITC^DeltaCom.

Text of Proposed Amendment

If stockholders approve the charter amendment proposal, Section E of Article 8 of the certificate of incorporation would be amended to read in its entirety as follows:

“Section E. Number of Directors Constituting the Board. Except as otherwise provided for or fixed in the Corporation’s Bylaws or pursuant to Article 6 hereof relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors constituting the entire Board shall be not less than four (4) nor more than seventeen (17), with the then-authorized number of directors being fixed from time to time by the Board.”

Effectiveness of Proposed Amendment

If stockholders approve the charter amendment proposal, the proposed amendment to the certificate of incorporation will become effective upon the filing of a certificate of amendment with the Delaware Secretary of State. ITC^DeltaCom will file the certificate of amendment immediately prior to completion of the FDN merger.

Approval of Proposal

Assuming a quorum is present at the special meeting, approval of the ITC^DeltaCom charter amendment proposal requires the affirmative vote of the holders of shares of common stock, Series A preferred stock and Series B preferred stock, voting as a single class, that represent a majority of the votes of all such shares outstanding as of the record date and entitled to vote on the proposal.

The board of directors unanimously recommends that ITC^DeltaCom’s stockholders vote “FOR” approval of the charter amendment proposal.

Amendment to ITC^DeltaCom’s Stock Incentive Plan

(Proposal 3)

ITC^DeltaCom’s stockholders are asked to consider and vote upon a proposal to amend the Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan to increase the number of shares of ITC^DeltaCom common stock that may be issued pursuant to the plan from 7,300,000 shares to 11,300,000 shares.

Prior Stock Incentive Plan Amendments

The board of directors adopted the stock incentive plan as of October 29, 2002, which was the date on which ITC^DeltaCom completed its plan of reorganization under Chapter 11 of the United States bankruptcy code. Under the stock incentive plan, in accordance with the plan of reorganization, ITC^DeltaCom was originally authorized to issue up to 4,500,000 shares of common stock, of which 1,000,000 shares were authorized for issuance pursuant to awards of restricted stock or stock units and 3,500,000 shares were authorized for issuance pursuant to the exercise of options. The board of directors amended the stock incentive plan in December 2002 to increase the total number of shares of common stock issuable under the plan to 4,700,000 shares and to authorize the issuance of up to 200,000 of these shares as awards of unrestricted stock.

On October 28, 2003, the board of directors approved further amendments to the stock incentive plan and approved a restatement of the amended plan. The amendments to the plan adopted on that date included amendments that:

•	increased from 4,700,000 shares to 7,300,000 shares the total number of shares of common stock issuable pursuant to awards;

•	removed restrictions on the allocation of authorized shares among different types of awards;

•	added a limit of 3,650,000 shares on the number of shares that may be issued upon the exercise of all incentive stock options granted under the plan and a limit of 1,000,000 shares of restricted stock on the number of shares of restricted stock that may be awarded to any participant in any fiscal year; and

•	increased to 1,000,000 shares from 500,000 shares the number of shares that may be subject to options awarded to any participant in any fiscal year.

Stockholders approved the plan as amended and restated at the annual meeting held on December 18, 2003.

Purpose of Proposed Amendment

ITC^DeltaCom grants awards under the stock incentive plan across a wide base of its employees and considers the ability to grant equity-based awards to be an important part of its strategy for recruiting and retaining key employees and for aligning the interests of key employees with the interests of its stockholders. The following table illustrates ITC^DeltaCom’s allocation of shares of common stock under the stock incentive plan from its adoption on October 29, 2002 through September 1, 2004:

Shares authorized for issuance:	7,300,000
Shares subject to awards granted to participants in 2002	4,060,000
Shares subject to awards granted to participants in 2003	1,243,540
Shares subject to awards granted to participants in 2004 through September 1, 2004	329,000
Shares subject to awards forfeited/returned by participants	714,668
Shares issued to participants upon exercise or vesting of awards	159,215
Shares available for future awards	2,382,128

Of the foregoing awards, awards for 3,000,000 shares were granted on the terms specified in ITC^DeltaCom’s plan of reorganization.

The board of directors believes that it is important to increase the number of shares available under the stock incentive plan to maintain and improve ITC^DeltaCom’s ability to attract and retain key employees and to provide such employees with an incentive to make extra efforts to contribute to the success of ITC^DeltaCom’s operations. In light of the expansion of ITC^DeltaCom’s employee base that will result from the FDN and NTC mergers, the board of directors believes that the number of shares available as of the date of this proxy statement/prospectus is insufficient to meet ITC^DeltaCom’s needs for long-term incentive compensation.

The only change to the stock incentive plan proposed by the amendment is an increase in the number of shares of ITC^DeltaCom common stock that may be issued under the stock incentive plan. The amendment does not alter the considerations of the compensation committee with respect to grants under the plan. Because the grant of awards is within the discretion of the compensation committee, it is not possible to determine at this time the amount of any awards that may be made to officers or other employees. As of the date of this proxy statement/prospectus, other than in connection with grants to new directors, executive officers and employees following completion of the mergers with FDN and NTC, ITC^DeltaCom has no commitments or plans to make awards for any of the additional shares of common stock that would be authorized for issuance under the stock incentive plan upon approval of this proposal. See “The Merger–Interests of FDN Directors, Executive Officers and Stockholders” for information about proposed grants of stock units to Michael P. Gallagher and Kenneth J. Meister, who will become executive officers of ITC^DeltaCom upon completion of the FDN merger.

Equity Compensation Plan Information

The table below provides information relating to ITC^DeltaCom’s equity compensation plans as of                             , 2004. As of that date, ITC^DeltaCom’s sole equity compensation plan was the stock incentive plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	(1)	$(2)	(3)
Equity compensation plans not approved by security holders

Total		$	(3)

(1)	Represents shares of ITC^DeltaCom common stock subject to issuance upon exercise of options and shares of ITC^DeltaCom common stock subject to stock units outstanding as of , 2004.
(2)	Assumes that each outstanding stock unit had a weighted average exercise of $0 per share of ITC^DeltaCom common stock.
(3)	Represents shares of ITC^DeltaCom common stock remaining available for issuance pursuant to awards under the stock incentive plan as of , 2004. Any or all of such shares of ITC^DeltaCom common stock may be issued pursuant to awards under the stock incentive plan other than upon the exercise of an option, warrant or right. Excludes 4,000,000 additional shares of ITC^DeltaCom common stock that will be available for issuance under the stock incentive plan following approval of the stock incentive plan proposal.

Summary of Material Provisions of the Stock Incentive Plan

A copy of the stock incentive plan as proposed to be amended is included as Appendix D to this proxy statement/prospectus. The following summary of the material provisions of the stock incentive plan as so proposed to be amended is qualified in its entirety by the complete text of the stock incentive plan.

Eligibility.  Awards under the stock incentive plan may be granted to any employee of ITC^DeltaCom or a subsidiary (including any such employee who is an officer or director of ITC^DeltaCom), an outside director, a service provider or employee of a service provider who provides, or who has provided, services to ITC^DeltaCom or any subsidiary, and any other individual whose participation in the plan is determined by the board of directors to be in ITC^DeltaCom’s best interests, as the board of directors determines and designates from time to time. Only employees of ITC^DeltaCom or any subsidiary are eligible to receive incentive stock options.

Effective Date and Term.  The stock incentive plan became effective on October 29, 2002. The plan will terminate on October 28, 2013 unless it is earlier terminated by the board of directors.

Administration, Amendment and Termination.  The stock incentive plan is administered by the compensation committee of the board of directors. The compensation committee has the authority to interpret the plan, determine the terms and conditions of awards and make all other determinations required for the administration of the plan. It is intended that the members of the compensation committee will be “non-employee directors” within the meaning of Rule 16b-3 under the Securities Exchange Act and “outside directors” for purposes of Section 162(m) of the Internal Revenue Code, except to the extent that the board of directors determines that satisfaction of these requirements is impracticable, unnecessary or inconsistent with ITC^DeltaCom’s contractual obligations, including its obligations under the governance agreement.

The board of directors may amend, suspend or terminate the stock incentive plan at any time. Amendments will be subject to stockholder approval to the extent determined to be appropriate by the board of directors and to the extent required by applicable law and the Nasdaq Marketplace Rules or, if the common stock is hereafter listed on a national securities exchange, the applicable listed company rules. Without the consent of the participant or except as otherwise provided in the plan or in any award agreement, no amendment, suspension or termination of the plan may alter or impair any rights or obligations under any outstanding award. No award may be granted after the stock incentive plan is terminated.

Awards.  Awards under the stock incentive plan may be made in the form of:

•	stock options, which may be either incentive stock options or non-qualified stock options;

•	restricted stock;

•	stock units;

•	unrestricted stock;

•	stock appreciation rights;

•	performance awards;

•	annual incentive awards; and

•	any combination of the foregoing.

An “incentive stock option” is an option which meets the requirements of Section 422 of the Internal Revenue Code, and a “non-qualified stock option” is an option which does not meet such requirements. “Restricted stock” is an award of common stock on which are imposed restricted periods and restrictions which subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Internal Revenue Code. “Stock units” are awards which represent a conditional right to receive shares of common stock in the future and which are subject to the same types of restrictions and risk of forfeiture as restricted stock. “Unrestricted stock” is an award of common stock that is free of restrictions other than those imposed pursuant to federal or state securities laws. A “stock appreciation right,” or “SAR,” is a right to receive, in the form of common stock, cash or a combination thereof, the spread or difference between the fair market value of common stock subject to the SAR and the SAR exercise price. Performance awards and annual incentive awards are awards based on performance which are paid in the form of cash, other awards under the plan or a combination of cash and other awards. Annual incentive awards measure performance over a period of no more than a year, while performance awards measure performance over a period of more than one year but no more than ten years.

Shares Subject to Stock Incentive Plan.  Subject to the share-counting rules and adjustments described below, before the proposed amendment described in this proposal, 7,300,000 shares of common stock are reserved for issuance under the stock incentive plan. Any shares of common stock granted under the stock incentive plan which are forfeited to ITC^DeltaCom because of the failure to meet an award contingency or condition will again be available for issuance pursuant to new awards. Any shares of common stock covered by an award, or portion of an award, granted under the plan which is forfeited or canceled, expires or is settled in cash will be deemed not to have been issued for purposes of determining the maximum number of shares of common stock available for issuance under the plan. If any option is exercised by tendering shares of common stock, either actually or by attestation, to ITC^DeltaCom as full or partial payment in connection with the exercise of an option, only the number of shares of common stock issued net of the shares of common stock tendered will be deemed issued for purposes of determining the maximum number of shares available for issuance under the plan. Shares of common stock issued under the plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another person will not reduce the maximum number of shares available for issuance under the plan.

The stock incentive plan contains several additional limits on grants. In particular, a maximum of 3,650,000 shares may be issued pursuant to incentive stock options. The maximum number of shares that may be subject to awards granted to any one participant in a single fiscal year is 1,000,000 shares in the case of option awards, 1,000,000 shares in the case of awards of restricted stock and stock units, and 500,000 shares in the case of SAR awards. The foregoing share limitations are subject to adjustment as described below.

Cash-based awards under the stock incentive plan are also subject to limits. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one participant is $3,000,000, while the maximum amount that may be earned as a performance award or other cash award in respect of a performance period of more than one year by any one participant is $5,000,000.

Terms and Conditions of Options.  An option granted under the stock incentive plan is exercisable only to the extent that it is vested on the date of exercise. No option may be exercisable more than ten years from the option grant date, or more than five years from the option grant date in the case of an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of stock of ITC^DeltaCom or any subsidiary, which we refer to as a “ten percent stockholder.”

The exercise price per share, or option price, under each option granted under the stock incentive plan may not be less than 100% on the option grant date. For ten percent stockholders, the exercise price of an incentive stock option may not be less than 110% of the fair market value of the common stock on the option grant date.

The fair market value of the common stock with respect to any grant date or other date of determination under the plan will be the closing price of a share of common stock reported on any stock market on the most recent trading date immediately preceding such grant date or other date of determination on which a closing price was reported. For these purposes, a stock market means the OTC Bulletin Board, the Nasdaq Stock Market and any established national or regional stock exchange on which ITC^DeltaCom’s common stock is listed or admitted to trading. The common stock is currently traded on the Nasdaq National Market. If the shares of common stock are listed or admitted to trading on more than one stock market, the fair market value of the shares will be the closing price of a share reported on the stock market that trades the largest volume of shares of common stock on the applicable trading date. If the common stock is not at the time listed or admitted to trading on a stock market, fair market value will be the mean between the lowest reported bid price and highest reported asked price of a share of common stock on the applicable trading date in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the board of directors and regularly reporting the market price of the common stock in such market. If the common stock is not listed or admitted to trading on any stock market or traded in the over-the-counter market, fair market value will be determined in good faith by the board of directors.

Each option will become vested and exercisable at such times and under such conditions as the compensation committee may approve. The compensation committee may accelerate the vesting of any option in its discretion.

In the case of incentive stock options, the aggregate fair market value of the common stock, which is determined on the option grant date, with respect to which such options are exercisable for the first time during any calendar year may not exceed $100,000.

Payment of the option price for shares purchased pursuant to the exercise of an option may be made:

•	in cash or in cash equivalents acceptable to ITC^DeltaCom;

•	to the extent permitted by law and at the discretion of the compensation committee, through the tender to ITC^DeltaCom of shares of common stock, which shares, if acquired from ITC^DeltaCom, must have been held for at least six months and will be valued at their fair market value on the date of exercise; or

•	to the extent permitted by law and at the discretion of the compensation committee, by a combination of the foregoing methods.

The compensation committee may provide in an option agreement that if at the time of exercise the stock is publicly traded on the OTC Bulletin Board, the Nasdaq Stock Market, an established securities exchange or any other market, the optionee may exercise an option through the use of a cashless exercise/sale procedure through a licensed broker acceptable to ITC^DeltaCom. ITC^DeltaCom’s executive officers and directors are not permitted to use the cashless method of exercise without the express prior consent of the board of directors.

Incentive stock options are non-transferable during the optionee’s lifetime, but non-qualified stock options may be transferred without value to members of the optionee’s immediate family or to certain entities controlled by the optionee or the optionee’s immediate family, to the extent permitted by the compensation committee.

Unless otherwise provided by the compensation committee in the award agreement, the following provisions of the stock incentive plan will govern termination of options in the circumstances described below. Upon termination of a participant’s employment or other relationship with ITC^DeltaCom, other than by reason of death, permanent and total disability or for cause, all unvested options held by such participant will terminate immediately and all vested options not exercised will terminate three months following the employment termination date. If a participant dies while employed or providing services to ITC^DeltaCom or terminates his employment or other relationship with ITC^DeltaCom by reason of permanent and total disability, all options held by such participant which have not previously terminated will fully vest and will be exercisable for one year thereafter. If a participant is terminated for cause, all vested and unvested options will immediately terminate.

Terms and Conditions of Restricted Stock and Stock Units.  Subject to the provisions of the stock incentive plan, the compensation committee will determine the terms and conditions of each award of restricted stock and stock units, including the restricted period for all or a portion of the award, the restrictions applicable to the award, the purchase price, if any, for the common stock subject to the award, and, with respect to stock units, whether the participant will receive the dividends and other distributions paid with respect to the award as declared and paid to the holders of the common stock during the restricted period. Awards of restricted stock and stock units may be subject to time-based vesting. In addition, the stock incentive plan permits the compensation committee to make vesting of awards of restricted stock and stock units subject to the satisfaction of corporate or individual performance objectives. Such performance objectives may be stated either on an absolute or relative basis and may be based on one or more of the business criteria included in the plan. The restrictions and the restricted period may differ with respect to each participant. An award will be subject to forfeiture if events specified by the compensation committee occur before the restrictions lapse.

Unless otherwise provided by the compensation committee in the award agreement, the following provisions of the stock incentive plan will govern termination of restricted stock and stock unit awards in the circumstances described below. Any restricted stock or stock units held by a participant that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, will immediately be deemed forfeited upon the termination of such participant’s employment or other relationship with ITC^DeltaCom other than by reason of the participant’s death or permanent and total disability. If a participant dies while employed or providing services to ITC^DeltaCom or terminates his relationship with ITC^DeltaCom by reason of permanent and total disability, all restricted stock and stock units held by such participant will fully vest. Awards of restricted stock and stock units are nontransferable.

Terms and Conditions of Unrestricted Stock.  The compensation committee may award unrestricted stock, or authorize ITC^DeltaCom to sell unrestricted stock at par value or such other higher purchase price determined by the compensation committee, free of restrictions other than those required under federal or state securities laws. Awards of unrestricted stock may be made in respect of past services or other valid consideration, or instead of any cash compensation due to eligible participants.

Terms and Conditions of Stock Appreciation Rights.  SARs may be granted in conjunction with all or a part of any option granted under the stock incentive plan. The compensation committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which an SAR may be exercised in whole or in part, the time or times at which and the circumstances under which an SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, whether or not an SAR will be in tandem or in combination with any other grant, and any other terms and conditions of any SAR. Exercisability of SARs may be subject to achievement of one or more performance objectives. Upon exercise of an SAR, the participant will be entitled to the difference between the fair market value of one share of common stock and the SAR exercise price of one share specified in the SAR, multiplied by the number of shares of common stock in respect of which the SAR has been exercised. SARs are generally not transferable.

Section 162(m) of the Internal Revenue Code.  The stock incentive plan contains provisions required for awards under the plan to qualify under the exception to Section 162(m) of the Internal Revenue Code for “qualified performance-based compensation” if the requirements of the exception are otherwise satisfied. Section 162(m) generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its chief executive officer and the four other most highly compensated officers. However, there is no limitation under the Internal Revenue Code on the deductibility of “qualified performance-based compensation.” To satisfy this definition:

•	the compensation must be paid solely on account of the attainment of one or more preestablished, objective performance goals;

•	the performance goal under which compensation is paid must be established by a compensation committee composed solely of two or more directors who qualify as “outside directors” for purposes of the exception;

•	the material terms under which the compensation is to be paid must be disclosed to and subsequently approved by stockholders of the corporation in a separate vote before payment is made; and

•	the compensation committee must certify in writing before payment of the compensation that the performance goals and any other material terms were satisfied.

In the case of compensation attributable to stock options, the performance goal requirement is deemed satisfied, and the certification requirement is inapplicable, if:

•	the grant or award is made by the compensation committee;

•	the plan under which the option is granted states the maximum number of shares with respect to which options may be granted to an employee during a specified period; and

•	under the terms of the option, the amount of compensation is based solely on an increase in the value of the stock after the date of grant.

Under the Internal Revenue Code, a director is an “outside director” if the director is not a current employee of the corporation, is not a former employee who receives compensation for prior services, other than under a qualified retirement plan, has not been an officer of the corporation, and does not receive, directly or indirectly (including amounts paid to an entity that employs the director or in which the director has at least a 5% ownership interest), remuneration from the corporation in any capacity other than as a director.

In the case of compensation attributable to other types of awards under the stock incentive plan, the performance goal requirement is deemed satisfied if vesting of such awards is subject to achievement of performance objectives based on objective business criteria. The business criteria specified in the stock incentive plan include one or more of the following:

•	total stockholder return;

•	such total stockholder return as compared to total return, on a comparable basis, of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	revenue;

•	financial ratios as provided in ITC^DeltaCom’s credit agreements;

•	minimum cash and cash equivalents, whether restricted or unrestricted; and

•	cost savings in connection with acquisitions of other businesses or companies.

The compensation committee is authorized to determine the specific performance goals that will apply and the manner in which such goals are calculated. The compensation committee may grant awards with vesting based upon criteria other than those specified above, but such awards would not qualify for the exclusion from the $1 million limitation of deductible compensation under Section 162(m).

Terms and Conditions of Performance Awards and Annual Incentive Awards.  The stock incentive plan permits the compensation committee to grant performance awards and annual incentive awards. Payment of these awards is typically made subject to the attainment of the business criteria described above under “Section 162(m) of the Internal Revenue Code.” The effect of a termination of employment upon a performance award or annual incentive award will be specified in the award agreement at the time of grant.

Repricing and Exchange of Awards.  The stock incentive plan expressly grants authority to the board of directors and the compensation committee, with the consent of the affected grantees but without stockholder approval, to cancel any option or other award and to substitute a new option or other award covering the same or a different number of shares of common stock and with the same or different vesting schedule and other terms. In the case of a substitute option, the new option may have the same, a higher or a lower exercise price. This provision authorizes both direct repricings of options, which would involve lowering the exercise price of an outstanding option, and indirect repricings, which would involve canceling an outstanding option and granting a replacement option with a lower exercise price.

Adjustment of Shares.  The stock incentive plan provides for adjustments upon the occurrence of a transaction that would involve a “capitalization change.” Such a transaction would include one in which the number of outstanding shares of the common stock is increased or decreased or changed into or exchanged for a different number or kind of shares of capital stock or other securities of ITC^DeltaCom by reason of any recapitalization, reclassification, stock split-up, combination of shares of capital stock, exchange of shares of capital stock, stock dividend or other distribution payable in shares of capital stock, or other increase or decrease in shares of capital stock, which is effectuated without receipt of consideration by ITC^DeltaCom. Upon the occurrence of any such capitalization change, (1) a proportionate adjustment will be made in the number and kind of shares which may be delivered under the plan (including the individual limits on grants) and (2) such adjustment will be made in the number and kind of and price of shares subject to outstanding awards as may be determined to be appropriate and equitable by the board of directors, in its sole discretion, to prevent dilution or enlargement of existing rights. The board of directors will adjust the number of shares of stock subject to outstanding awards and will use its reasonable efforts otherwise to adjust such outstanding awards so that the proportionate interest of the holder of such awards immediately after a capitalization change will be substantially the same as immediately before such capitalization change. Any adjustment in outstanding awards will not change the aggregate exercise price, if any, payable with respect to shares subject to the unexercised portion of such awards, but will include a proportionate adjustment in the exercise price per share of such awards.

Effect of Merger and Other Transactions.  Upon the occurrence of any “corporate transaction,” as defined in the stock incentive plan, the plan and all outstanding options and SARs will terminate, unless ITC^DeltaCom or its successor agrees in writing in connection with the corporate transaction to continue the plan and/or to assume the options and SARs or to substitute new options and SARs covering the capital stock of a successor and to make appropriate equitable adjustments in the number and kind of shares covered by the options and SARs and the exercise prices of the options and SARs, in which event the plan, options and SARs will continue on such basis. If the options, SARs and the stock incentive plan are terminated as a result of a corporate transaction, (1) the vesting of all outstanding options and SARs will be accelerated as if each individual holding an outstanding option or SAR had been employed or provided services for an additional twelve months at the time of such termination, and (2) each individual holding an outstanding option or SAR will be entitled to exercise such option or SAR, to the extent such option or SAR is vested, for at least 30 days before the option or SAR terminates, except that the board of directors may impose reasonable limitations on a participant’s right to exercise an unvested option or SAR to the extent necessary to avoid the penalty tax that Section 4999 of the Internal Revenue Code imposes on excess “parachute” payments. If a participant is terminated in connection with a corporate transaction, the board of directors may provide for additional accelerated vesting in an award agreement or an applicable employment agreement between the participant and ITC^DeltaCom or an affiliate. Unvested shares of restricted stock and unvested stock units will not become vested or forfeited in the case of a corporate transaction unless otherwise provided in the award agreement or in an applicable employment agreement between the participant and ITC^DeltaCom. The treatment of performance awards and annual incentive awards in the case of a corporate transaction will be set forth in the applicable award agreement.

For purposes of the stock incentive plan, a “corporate transaction” means any of the following transactions:

•	the dissolution or liquidation of ITC^DeltaCom;

•	a merger, consolidation or reorganization of ITC^DeltaCom in which ITC^DeltaCom is not the surviving corporation;

•	a sale of all or substantially all of the assets of ITC^DeltaCom to another person; or

•	any other transaction, including a merger or reorganization in which ITC^DeltaCom is the surviving corporation, that results in any person, other than the WCAS securityholders and their affiliates, beneficially owning (within the meaning of Rule 13d-3 under the Securities Exchange Act) more than 50% of the combined voting power of all classes of voting securities of ITC^DeltaCom.

The compensation committee may provide in any agreement under the stock incentive plan for accelerated vesting or exercisability of an award upon the occurrence of specified events, including a change of control of ITC^DeltaCom, as defined in any such agreement.

Forfeiture of Rights under the Stock Incentive Plan.  A participant whose employment is terminated for cause will forfeit his award under the stock incentive plan. In addition, ITC^DeltaCom may cause a forfeiture of a participant’s gains from awards under the plan over the twelve-month period preceding the participant’s termination if the participant’s of employment is for “cause,” as defined in the plan.

Resales of Shares by Participants.  Shares of common stock issued pursuant to the stock incentive plan will be eligible for sale by the participants in the public market without restriction under the Securities Act, except that any shares purchased by an “affiliate” of ITC^DeltaCom, as that term is defined in Rule 144 under the Securities Act, generally will be subject to the resale limitations of Rule 144.

A participant that is an affiliate of ITC^DeltaCom may sell in the public market the shares issued to such participant only in accordance with the limitations and conditions of Rule 144 other than the holding period condition. In general, Rule 144 provides that any such person, or persons whose shares are aggregated, is entitled to sell within any three-month period the number of shares that does not exceed the greater of (1) 1% of the then-outstanding shares of common stock and (2) the reported average weekly trading volume of the then-outstanding shares of common stock during the four calendar weeks immediately preceding the date on which a notice of sale is filed with the SEC. Sales under Rule 144 by affiliates also are subject to provisions relating to the manner and notice of sale and the availability of current public information about ITC^DeltaCom.

Federal Income Tax Consequences

Incentive Stock Options.  An option holder will not realize taxable income upon the grant of an incentive stock option under the stock incentive plan. In addition, an option holder generally will not realize taxable income upon the exercise of an incentive stock option. However, an option holder’s alternative minimum taxable income will be increased by the amount by which the aggregate fair market value of the shares underlying the option, which is generally determined as of the date of exercise, exceeds the aggregate exercise price of the option. Further, except in the case of an option holder’s death or disability, if an option is exercised more than three months after the option holder’s termination of employment, the option ceases to be treated as an incentive stock option and is subject to taxation under the rules applicable to non-qualified stock options.

If an option holder sells the shares acquired upon exercise of an incentive stock option, the tax consequences of the disposition depend upon whether the disposition is qualifying or disqualifying. The disposition of the option shares is qualifying if it is made at least two years after the date the incentive stock option was granted and at least one year after the date the incentive stock option was exercised. If the disposition of the option shares is qualifying, any excess of the sale price of the option shares over the exercise price of the option will be treated as long-term capital gain taxable to the option holder at the time of the sale. If the disposition is a disqualifying disposition, the excess of the fair market value of the option shares on the date the option was exercised over the exercise price will be taxable income to the option holder at the time of the disposition. Of that income, the amount up to the excess of the fair market value of the shares at the time the option was exercised over the exercise price will be ordinary income for income tax purposes and the balance, if any, will be long- or short-term capital gain, depending upon whether or not the shares were sold more than one year after the option was exercised.

Unless an option holder engages in a disqualifying disposition, ITC^DeltaCom will not be entitled to a deduction with respect to an incentive stock option. If an option holder engages in a disqualifying disposition, ITC^DeltaCom will be entitled to a deduction equal to the amount of compensation income taxable to the option holder.

If an option holder pays the exercise price of an incentive stock option by tendering shares with a fair market value equal to part or all of the exercise price, the exchange of shares will be treated as a nontaxable exchange, except that this treatment would not apply if the option holder acquired the shares being transferred pursuant to the exercise of an incentive stock option and had not satisfied the special holding period requirements summarized above. The tax basis of the shares tendered to pay the exercise price will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that had expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be treated for tax purposes as if the option holder had paid the exercise price for the incentive stock option in cash.

Non-Qualified Stock Options.  An option holder will not realize taxable income upon the grant of a non-qualified stock option. However, when an option holder exercises the option, the difference between the exercise price of the option and the fair market value of the shares subject to the option on the date of exercise will be compensation income taxable to the option holder. ITC^DeltaCom will be entitled to a deduction equal to the amount of compensation income taxable to the option holder if ITC^DeltaCom complies with applicable reporting requirements and Section 162(m) of the Internal Revenue Code.

An option holder who has transferred a non-qualified stock option to a family member by gift will realize taxable income at the time the option is exercised by the family member. The option holder will be subject to withholding of income and employment taxes at that time. The family member’s tax basis in the shares will be the fair market value of the shares on the date the option is exercised. The transfer of vested non-qualified stock options will be treated as a completed gift for gift and estate tax purposes. Once the gift is completed, neither the transferred options nor the shares acquired on exercise of the transferred options will be eligible for inclusion in the option holder’s estate for estate tax purposes.

If an option holder tenders shares in payment of part or all of the exercise price of a non-qualified stock option, no gain or loss will be recognized with respect to the shares tendered, even if the shares were acquired pursuant to the exercise of an incentive stock option, and the option holder will be treated as receiving an equivalent number of shares pursuant to the exercise of the option in a nontaxable exchange. The tax basis of the shares tendered will be treated as the substituted tax basis for an equivalent number of shares received, and the new shares will be treated as having been held for the same holding period as the holding period that expired with respect to the transferred shares. The difference between the aggregate exercise price and the aggregate fair market value of the shares received pursuant to the exercise of the option will be taxed as ordinary income, just as if the option holder had paid the exercise price in cash.

Restricted Stock and Stock Units.  A grantee of restricted stock will not recognize any taxable income for federal income tax purposes in the year of the award, provided that the common stock is non-transferable and subject to a substantial risk of forfeiture. If a grantee is subject to Section 16(b) of the Securities Exchange Act by reason of such grantee’s status as a director, officer or greater than 10% stockholder of ITC^DeltaCom on the date of the award, the shares generally will be deemed to be subject to restrictions (in addition to the restrictions imposed by the award) for at least six months following the date of the award. However, the grantee may elect under Section 83(b) of the Internal Revenue Code to recognize compensation income in the year of the award in an amount equal to the fair market value of the shares on the date of the award, determined without regard to the restrictions. If the grantee does not make such a Section 83(b) election, the fair market value of the shares on the date the restrictions lapse will be treated as compensation income to the grantee and will be taxable in the year the restrictions lapse. ITC^DeltaCom generally will be entitled to a deduction for compensation paid equal to the amount treated as compensation income to the grantee in the year the grantee is taxed on the income, subject to Section 162(m) of the Internal Revenue Code.

A distribution of common stock in payment of a stock unit award will be taxable as ordinary income when actually or constructively received by the recipient. The amount taxable as ordinary income is the aggregate fair market value of the common stock determined as of the date it is received. ITC^DeltaCom is entitled to deduct the amount of such payments when such payments are taxable as compensation to the recipient, subject to Section 162(m) of the Internal Revenue Code.

Unrestricted Stock.  A holder of unrestricted stock will be required to recognize ordinary income in an amount equal to the fair market value of the shares on the date of the award, reduced by the amount, if any, paid for such shares. ITC^DeltaCom is entitled to deduct the amount of such compensation, subject to Section 162(m) of the Internal Revenue Code.

Upon the holder’s disposition of unrestricted stock, any gain realized in excess of the amount reported as ordinary income will be reportable by the holder as a capital gain, and any loss will be reportable as a capital loss. Capital gain or loss will be long-term if the holder has held the shares for at least one year. Otherwise, the capital gain or loss will be short-term.

Stock Appreciation Rights.  The grant of SARs will not result in taxable income to the participant or a deduction to ITC^DeltaCom. Upon exercise of an SAR, the participant will recognize ordinary income, and ITC^DeltaCom will have a corresponding deduction in an amount equal to the cash or the fair market value of the common stock received by the participant. If a participant allows an SAR to expire, other than as a result of exercise of the related option, the Internal Revenue Service may contend that the participant will have taxable income in the year of expiration equal to the amount of cash or the fair market value of the common stock which the participant would have received if such participant had exercised the SAR immediately before it expired. ITC^DeltaCom would be entitled to a deduction equal to the amount of any compensation income taxable to the participant, subject to Section 162(m) of the Internal Revenue Code.

Performance Awards and Annual Incentive Awards.  The award of a performance award or annual incentive award will have no federal income tax consequences for ITC^DeltaCom or for the participant. The payment of the award is taxable to a participant as ordinary income. If ITC^DeltaCom complies with applicable reporting requirements and with the restrictions of Section 162(m) of the Internal Revenue Code, it will be entitled to a business expense deduction in the same amount and generally at the same time as the participant recognizes ordinary income.

Tax Withholding.  Payment of the taxes imposed on awards may be made by withholding from payments otherwise due and owing to the holder.

Approval of Proposal

Assuming a quorum is present at the special meeting, approval of the stock incentive plan proposal for purposes of Delaware law requires the affirmative vote of holders of a majority of the total votes represented by the shares of common stock, Series A preferred stock and Series B preferred stock, voting as a single class, present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Under the Nasdaq Marketplace Rules, approval of the stock incentive plan proposal requires an affirmative majority of the votes cast, as computed under such rules.

Effectiveness of Amendment

If stockholders approve the stock incentive plan proposal, the proposed amendment to the stock incentive plan will become effective only upon completion of the FDN merger.

The board of directors unanimously recommends that ITC^DeltaCom’s stockholders vote “FOR” approval of the stock incentive plan proposal.

COMPARATIVE RIGHTS OF ITC^DELTACOM AND FDN STOCKHOLDERS

General

FDN is a Delaware corporation, and the rights of FDN stockholders are governed by the General Corporation Law of the State of Delaware, or DGCL, and FDN’s certificate of incorporation and bylaws. Following the merger, FDN stockholders who receive ITC^DeltaCom common stock in the merger will be common stockholders of ITC^DeltaCom, which is also a Delaware corporation. As an ITC^DeltaCom common stockholder, the rights of each former FDN stockholder will continue to be governed by the DGCL, but also will be governed by the ITC^DeltaCom certificate of incorporation and bylaws and will be subject to the amended and restated governance agreement.

The following is a summary of the material differences between the rights of a holder of FDN common stock or preferred stock under the DGCL and the certificate of incorporation, bylaws and preferred stock investor rights agreement of FDN, on the one hand, and the rights of a holder of ITC^DeltaCom common stock under the DGCL and the certificate of incorporation, bylaws and amended and restated governance agreement of ITC^DeltaCom, on the other hand. The summary assumes that the amended and restated governance agreement has become effective, and that the ITC^DeltaCom certificate of incorporation, including the certificate of designation of the ITC^DeltaCom Series A preferred stock, and bylaws have been amended in the manner contemplated by the merger agreement.

The following summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the DGCL and the governing corporate instruments of each corporation. Although ITC^DeltaCom and FDN believe that this summary covers the material differences between the two companies, this summary may not contain all of the information that is important. FDN stockholders should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a common stockholder of ITC^DeltaCom and being a stockholder of FDN. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find Additional Information.”

Authorized Shares of Capital Stock

ITC^DeltaCom.  ITC^DeltaCom’s authorized capital stock consists of 360,000,000 shares, of which 350,000,000 have been designated common stock, par value $0.01 per share, and 10,000,000 shares of which have been designated preferred stock, par value $0.01 per share. The ITC^DeltaCom certificate of incorporation prohibits the issuance of any shares of non-voting securities.

Under the ITC^DeltaCom certificate of incorporation, ITC^DeltaCom’s board of directors has the authority, without further action by ITC^DeltaCom stockholders, to issue up to 10,000,000 authorized shares of ITC^DeltaCom preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Of the authorized shares of preferred stock authorized, ITC^DeltaCom’s board of directors has designated the following series of preferred stock:

•	665,000 shares as 8% Series A convertible redeemable preferred stock; and

•	715,000 shares as 8% Series B convertible redeemable preferred stock.

As of September 8, 2004, 51,995,971 shares of common stock, 342,588 shares of Series A preferred stock and 371,084 shares of Series B preferred stock of ITC^DeltaCom were outstanding.

FDN.  FDN’s authorized capital stock consists of 64,270,604 shares, 40,000,000 of which have been designated common stock, par value $ 0.00000001 per share, and 24,270,604 of which have been designated preferred stock, par value $ 0.01 per share. Of the authorized shares of preferred stock, 12,619,648 shares have been designated Series A preferred stock and 11,650,956 shares have been designated Series A-1 preferred stock.

FDN’s certificate of incorporation sets forth the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting the Series A and Series A-1 preferred stock.

As of September 1, 2004, 1,846,896 shares of common stock, 12,619,648 shares of Series A preferred stock and no shares of Series A-1 preferred stock of FDN were outstanding.

Preemptive Rights

ITC^DeltaCom.  Holders of ITC^DeltaCom’s capital stock do not have preemptive rights to subscribe for any ITC^DeltaCom securities.

FDN.  A registration and investor rights agreement between FDN and the current holders of the FDN Series A preferred stock provides that if FDN desires to sell or issue any equity securities after the date of the agreement, which is March 19, 2003, then each Series A preferred stockholder and employee stockholder of FDN, as identified in the agreement, has the right to purchase a pro rata portion of the securities which FDN desires to sell or issue. If any such stockholder refuses to exercise this right, then the other stockholders who possess the right would have the right to acquire the refusing stockholder’s pro rata share. These preemptive rights are subject to various exceptions, such as the issuance of common stock pursuant to previously outstanding convertible securities and options, as well as securities issued pursuant to mergers or other business combinations and equipment loans or leasing transactions.

Dividends and Other Distributions

ITC^DeltaCom.  During the time that any series of ITC^DeltaCom preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by ITC^DeltaCom’s board of directors on ITC^DeltaCom common stock, unless dividends on all outstanding shares of the relevant class or series of ITC^DeltaCom preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends. The terms of the ITC^DeltaCom Series A preferred stock and Series B preferred stock include these provisions.

FDN.  During the time that any series of FDN preferred stock is outstanding, if the terms of the series so provide, no dividends may be declared or paid by FDN’s board of directors on FDN common stock, unless dividends on all outstanding shares of the relevant class or series of FDN preferred stock for the current and all past dividend periods have been declared and paid or provision made for the payment of those dividends. The terms of the FDN Series A preferred stock include these provisions.

The FDN certificate of incorporation provides that holders of the FDN Series A preferred stock are entitled to receive cumulative annual dividends at a rate per share equal to 10% of the Series A preferred liquidation amount, as such term is defined in the FDN certificate of incorporation. FDN has not paid any cash dividends on its preferred stock. Upon completion of the merger, FDN will elect to satisfy accrued dividends with shares of ITC^DeltaCom common stock issuable in the merger. The FDN Series A Preferred stock is entitled to participate on an “as-converted” basis in any dividend or other distribution on the FDN common stock.

Voting Rights

ITC^DeltaCom.  Subject to the voting rights of holders of any then outstanding ITC^DeltaCom preferred stock, each share of ITC^DeltaCom common stock is entitled to one vote on each matter submitted to a vote of the stockholders of ITC^DeltaCom. Shares of ITC^DeltaCom common stock are not entitled to cumulative voting rights.

Under the ITC^DeltaCom certificate of incorporation, holders of the ITC^DeltaCom Series A preferred stock and Series B preferred stock are entitled to vote on an “as-converted” basis together with the holders of the ITC^DeltaCom common stock as a single class on all matters presented for a vote to the holders of the common stock, provided that, for so long as the holders of the ITC^DeltaCom Series B preferred stock have the right to vote as a separate class, exclusive of all other stockholders, in the election of directors, the holders of such series will not be entitled to vote in any election of directors on an “as-converted” basis. When voting on an as-converted basis, holders of the ITC^DeltaCom Series A preferred stock and the Series B preferred stock are entitled to cast a number of votes equal to the number of shares of ITC^DeltaCom common stock into which each such series of ITC^DeltaCom preferred stock was convertible as of the applicable record date, subject to restrictions, if any, imposed by applicable law or regulation, the Nasdaq Marketplace Rules, if the ITC^DeltaCom common stock is traded on the Nasdaq Stock Market, or the rules, regulations, interpretations and practices of any securities exchange on which the ITC^DeltaCom common stock is traded. Shares of ITC^DeltaCom Series A preferred stock and Series B preferred stock are not entitled to cumulative voting rights.

FDN.  Each share of FDN common stock is entitled to one vote on each matter submitted to a vote of the stockholders of FDN. Shares of FDN common stock are not entitled to any cumulative voting rights.

Under the FDN certificate of incorporation, each holder of FDN preferred stock is entitled to that number of votes equal to the number of shares of FDN common stock into which such holder’s preferred stock is convertible pursuant to the FDN certificate of incorporation as of the record date for such vote. Unless otherwise provided in the FDN certificate of incorporation, the holders of FDN preferred stock, when voting on an as-converted basis, will vote together with the holders of FDN common stock as a single class. When voting as a separate class, the FDN preferred stock votes on an as-converted, common stock-equivalent basis. Shares of FDN preferred stock are not entitled to cumulative voting rights.

Supermajority Voting Requirements for Business Combinations Involving Interested Stockholders

ITC^DeltaCom.  ITC^DeltaCom is subject to Section 203 of the DGCL. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for three years following the date that such person becomes an interested stockholder. With certain exceptions, an “interested stockholder” is a person or group who owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years. For purposes of Section 203, the term “business combination” is defined broadly to include:

•	mergers with or caused by the interested stockholder;

•	sales or other dispositions to the interested stockholder, except proportionately with the other stockholders, of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation’s consolidated assets or its outstanding stock;

•	the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder, except for transfers which do not increase the interested stockholder’s proportionate ownership of any class or series of the corporation’s or such subsidiary’s stock; or

•	receipt by the interested stockholder, except proportionately as a stockholder, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 does not apply if:

•	prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the interested stockholder owns at least 85% of the corporation’s voting stock upon consummation of the transaction that made him an interested stockholder, excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

•	on or after the date such person becomes an interested stockholder, the business combination is approved by the board of directors and at a stockholder meeting by holders of at least 66 2/3% of the voting stock not owned by the interested stockholder.

A Delaware corporation may exempt itself from the requirements of the statute in its certificate of incorporation, although ITC^DeltaCom has not done so.

FDN.  FDN does not have a class of voting stock that is listed on a national securities exchange, authorized for quotation on the Nasdaq Stock Market or held of record by at least 2,000 stockholders, and accordingly FDN is not subject to Section 203 of the DGCL. The FDN certificate of incorporation, however, provides that transactions between FDN and any affiliate require the consent or approval of holders of at least 75% of the FDN Series A preferred stock, voting as a separate class on an as-converted, common stock-equivalent basis.

Required Votes for Specified Corporate Transactions

ITC^DeltaCom.  In addition to any consent required by applicable law, for so long as the initial holders of the ITC^DeltaCom Series B preferred stock and their affiliates are the beneficial and record owners of at least 50% of the outstanding shares of Series B preferred stock, ITC^DeltaCom may not enter into or consummate a “fundamental change” or a “qualifying asset sale” prior to January 6, 2005 without the affirmative vote or consent of holders of the shares of Series B preferred stock representing more than 50% of the voting power of the then outstanding shares of Series B preferred stock, voting or consenting as a separate class. A “fundamental change” is any transaction or event, including any merger, consolidation, sale, conveyance, lease, exchange or transfer of assets, tender or exchange offer, reclassification, capital reorganization, compulsory share exchange or liquidation, in each case, in which all or substantially all outstanding shares of the ITC^DeltaCom common stock, or all or substantially all of the assets or property of ITC^DeltaCom, are converted into or exchanged for capital stock of ITC^DeltaCom or another issuer or other securities, cash or other property. A “qualifying asset sale” is any sale, lease, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the property and assets of ITC^DeltaCom and its subsidiaries, taken as a whole, including goodwill and corporate franchises, to any person or group, other than any subsidiary of ITC^DeltaCom, so long as the property and assets involved produced more than two-thirds of ITC^DeltaCom’s consolidated annual revenues in at least two of the prior three fiscal years or more than two-thirds of ITC^DeltaCom’s consolidated annual earnings before interest, taxes, depreciation and amortization in at least two of the prior three fiscal years.

FDN.  The FDN certificate of incorporation requires that holders of at least 75% of the FDN preferred stock, voting on an as-converted, common stock-equivalent basis, must approve amendments to the FDN certificate of incorporation, specified types of mergers, redemptions or repurchases of stock, payments of dividends in respect of common stock, sales of all or substantially all of FDN’s assets or voluntary dissolutions, incurrence of indebtedness or acquisition of capital assets in excess of specified thresholds, and the hiring or termination of FDN’s chief executive officer or any employee whose annual base salary exceeds $125,000. Holders of at least 90% of the FDN preferred stock, voting on an as-converted, common stock-equivalent basis, must approve any amendment to the FDN certificate of incorporation that adversely affects the rights of the FDN preferred stock or any transaction between FDN and an affiliate of a Series A preferred stockholder.

Appraisal Rights

ITC^DeltaCom.  The ITC^DeltaCom certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL. The DGCL provides for appraisal rights only in the case of a merger or consolidation of the corporation where the petitioning stockholder does not consent to the transaction. No appraisal rights are available where the corporation is to be the surviving corporation and a vote of its stockholders is not required under Section 251(f) or (g) of the DGCL. There also are no appraisal rights, unless otherwise provided in a corporation’s certificate of incorporation, for shares of stock listed on a national securities exchange, including the Nasdaq National Market, or held by more than 2,000 holders of record, unless such stockholders would be required to accept any consideration other than shares of stock of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash instead of fractional shares of such stock, or any combination of the foregoing. Unless otherwise provided in a corporation’s certificate of incorporation, stockholders are not entitled under Delaware law to appraisal rights upon a sale of all or substantially all of the assets of the corporation not made in the usual and regular course of its business.

FDN.  The FDN certificate of incorporation does not provide for appraisal rights other than those rights designated by the DGCL, as summarized above.

Special Meetings of Stockholders

ITC^DeltaCom.  The ITC^DeltaCom bylaws provide that special meetings of stockholders may be called by:

•	the chief executive officer or chairman of the board or by the board of directors pursuant to a resolution adopted by a majority of the authorized number of directors; or

•	until the termination of the amended and restated governance agreement, the secretary of ITC^DeltaCom as soon as reasonably practicable following the request in writing of stockholders holding of record at least 35% of the voting power of the issued and outstanding shares of ITC^DeltaCom capital stock, including the ITC^DeltaCom Series A preferred stock and Series B preferred stock, entitled to vote at such meeting.

FDN.  The FDN bylaws provide that special meetings of the stockholders may be called by:

•	the chairman of the board, the president, the chief executive officer or the board of directors; or

•	the holders of not less than one-third of all outstanding shares of stock of FDN.

Notice of Stockholder Actions

ITC^DeltaCom.  Subject to the terms of the ITC^DeltaCom certificate of incorporation and the amended and restated governance agreement, the ITC^DeltaCom bylaws establish advance notice procedures for stockholders to make nominations of candidates for election as directors or to present any other business for consideration at any annual or special stockholder meetings. These procedures require a stockholder to submit in writing to the company’s secretary any nomination of a candidate for election to the board of directors or any other proposal for consideration at any special or annual meeting not less than 60 days prior to the meeting, except that if less than 75 days notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder must be received by the secretary not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. The notice must include the following information:

•	the name and address of the stockholder who intends to make the nominations, propose the business and, as the case may be, the name and address of the person or persons to be nominated or the nature of the business to be proposed;

•	a representation that the stockholder is a holder of record of stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice or introduce the business specified in the notice;

•	if applicable, a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons, which includes the names of such person or persons, pursuant to which the nomination or nominations are to be made by the stockholder;

•	such other information regarding each nominee or each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed under the proxy rules of the SEC if the nominee had been nominated, or intended to be nominated, or if the matter had been proposed, or intended to be proposed, by the board of directors; and

•	if applicable, the consent of each nominee to serve as a director if so elected.

ITC^DeltaCom may require any proposed nominee to furnish such other information as it may reasonably require in order to determine the eligibility of such proposed nominee to serve as a director. The chairman of the meeting may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

A stockholder will also be required to comply with all applicable requirements of the Securities Exchange Act and the rules and regulations promulgated thereunder.

The foregoing advance notice provisions will not affect any rights of holders of the ITC^DeltaCom Series B preferred stock to elect directors as provided in the certificate of designation for such series, and will not apply to nominations of directors as provided in the amended and restated governance agreement.

FDN.  Neither the FDN certificate of incorporation nor the FDN bylaws requires advance notice of stockholder nominations of directors or any other business brought by stockholders before any meeting of stockholders.

Size and Composition of Board of Directors

ITC^DeltaCom.  The size of the ITC^DeltaCom board of directors is determined by resolution of the ITC^DeltaCom board of directors, subject to requirements of the ITC^DeltaCom certificate of incorporation and bylaws and the amended and restated governance agreement. Under the ITC^DeltaCom certificate of incorporation and bylaws, the number of directors constituting the ITC^DeltaCom board of directors may not be less than four nor more than 17 directors. The ITC^DeltaCom certificate of incorporation and bylaws do not provide for a classified board of directors.

The number of directors constituting the ITC^DeltaCom board of directors as set forth in the amended and restated governance agreement will initially be fixed at 13 directors upon completion of the merger. Until no ITC^DeltaCom stockholder has the right to nominate an individual for election or appointment to the ITC^DeltaCom board of directors pursuant to the amended and restated governance agreement, the size and composition of the ITC^DeltaCom board of directors will be significantly affected by the provisions of the amended and restated governance agreement. For information about the composition of the board of directors required under the amended and restated governance agreement, see “Terms of Other Agreements–Governance Agreement–Board of Directors and Committees.”

FDN.  The FDN bylaws provide that the size of the FDN board of directors is to be fixed from time to time by the board of directors with the approval of the preferred stockholders, but may not be less than one nor more than ten. The number of directors constituting the FDN board of directors currently is fixed at five directors. The FDN certificate of incorporation and bylaws do not provide for a classified board of directors.

Removal of Directors

The DGCL provides that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election.

ITC^DeltaCom.  Any director elected pursuant to the director class voting provisions of the certificate of designation of the ITC^DeltaCom Series B preferred stock prior to the termination of such director class voting provisions may be removed during such director’s term of office, either with or without cause, by the affirmative vote of holders of shares representing more than 50% of the voting power of the then outstanding shares of the Series B preferred stock entitled to vote, given either at a meeting of such holders duly called for that purpose or pursuant to a consent of such holders without a meeting. For information about the requirements relating to removal of directors nominated for election or appointment to the board of directors in accordance with the amended and restated governance agreement, see “Terms of Other Agreements–Governance Agreement–Board of Directors and Committees.”

FDN.  Under the DGCL, any member of FDN’s board of directors may be removed at any time with or without cause by a vote of the holders of a majority of all of the capital stock of the company voting as a single class.

Vacancies on Board of Directors

ITC^DeltaCom.  Under the DGCL, unless the ITC^DeltaCom certificate of incorporation or bylaws provide otherwise, ITC^DeltaCom’s board of directors may fill any vacancy on the board, including newly created directorships resulting from an increase in the number of directors. Vacancies not filled pursuant to the terms of the ITC^DeltaCom Series B preferred stock or of the amended and restated governance agreement are filled in accordance with the DGCL.

Prior to the termination of the director class voting provisions of the ITC^DeltaCom Series B preferred stock, any vacancy in respect of any director serving on the board of directors pursuant to the terms of such series of the preferred stock may be filled only by vote of the remaining director so elected by the holders of the Series B preferred stock or, if there is no such remaining director, by the holders of such series of the preferred stock.

Under the amended and restated governance agreement, if a vacancy on the board of directors is created by the death, disability, retirement, resignation or removal of a director designated by any stockholder group that is party to the agreement, that stockholder group will have the right to designate a replacement to fill the vacancy. A vacancy created by the departure of the Series A designee, as defined in the agreement, will be filled by the other person eligible to serve as a Series A designee. All other vacancies will be filled by the board of directors in a manner consistent with the board composition provisions of the governance agreement.

FDN.  Under the DGCL, unless the FDN certificate of incorporation or bylaws provide otherwise, FDN’s board of directors may fill any vacancy on the board of directors, including newly created directorships resulting from an increase in the number of directors. Under the FDN bylaws, members of the board of directors may fill newly created directorships.

Amendment of Certificate of Incorporation or Bylaws

ITC^DeltaCom.  Under the DGCL, unless a greater vote is required by the ITC^DeltaCom certificate of incorporation, an amendment to the ITC^DeltaCom certificate of incorporation requires the approval of ITC^DeltaCom’s board of directors and the approval of a majority of ITC^DeltaCom stockholders entitled to vote on the amendment, voting as classes only if required by the DGCL. The ITC^DeltaCom certificate of incorporation does not require a greater than majority vote in any instance, except that the certificates of designation of the ITC^DeltaCom Series A preferred stock and Series B preferred stock require that specified amendments to the ITC^DeltaCom certificate of incorporation or the applicable certificate of designation require the approval of holders of the ITC^DeltaCom Series A preferred stock or Series B preferred stock, as the case may be.

The ITC^DeltaCom bylaws provide that the bylaws may be amended by the affirmative vote of a majority of directors then in office. The bylaws also provide that any bylaw adopted by the board of directors may be amended or repealed by the stockholders and that the stockholders may adopt new bylaws.

The amended and restated governance agreement provides that ITC^DeltaCom may not alter, amend nor repeal specified sections of the ITC^DeltaCom certificate of incorporation or of the ITC^DeltaCom bylaws if any such alteration, amendment or repeal would adversely affect the rights or obligations of the stockholder parties to the agreement under such section.

FDN.  Under the DGCL, unless a greater vote is required by the FDN certificate of incorporation, an amendment to the FDN certificate of incorporation requires the approval of FDN’s board of directors and the approval of the majority of FDN stockholders entitled to vote on the amendment, voting as classes only if required by the DGCL.

The FDN certificate of incorporation requires that amendments to the FDN certificate of incorporation must be approved by at least the holders of at least 75% of the FDN preferred stock, voting as a single class on an as-converted, common stock-equivalent basis. Amendments to the FDN certificate of incorporation that adversely affect the rights of FDN preferred stockholders require the approval of holders of at least 90% of the preferred stock, voting as a single class on an as-converted, common stock-equivalent basis.

Pursuant to the FDN certificate of incorporation and bylaws, the FDN bylaws may be amended by the holders of a majority of the FDN common stock or by a majority of FDN’s board of directors, provided that any amendment to the bylaws must be approved by the holders of at least 75% of the preferred stock, and any amendment adversely affecting the rights of the preferred stockholders must be approved by the holders of at least 90% of the preferred stock.

STOCKHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

Pursuant to Rule 14a-8 under the Securities Exchange Act, stockholder proposals to be presented at ITC^DeltaCom’s annual meeting of stockholders in 2005 must be received by the Secretary of ITC^DeltaCom at ITC^DeltaCom’s offices at 1791 O.G. Skinner Drive, West Point, Georgia 31833, no later than December 2, 2004. The submission by a stockholder of a proposal for inclusion in the proxy statement is subject to regulation by the SEC.

Under ITC^DeltaCom’s bylaws, a stockholder wishing to bring business before the stockholders at any meeting of stockholders must comply with specific notice requirements. To be timely, the stockholder’s notice must be delivered to or mailed and received by the Secretary of ITC^DeltaCom not less than 60 days prior to the meeting, except that if less than 75 days’ notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure was made. To be in proper form, a stockholder’s notice to the Secretary must set forth the following information:

•	the name and address of the stockholder who intends to propose the business and the nature of the business to be proposed;

•	a representation that the stockholder is a holder of record of capital stock of ITC^DeltaCom entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to introduce the business specified in the notice; and

•	such other information regarding each matter of business to be proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the SEC’s proxy rules if the matter had been proposed, or intended to be proposed, by the board of directors.

The foregoing provisions of ITC^DeltaCom’s bylaws concerning notice of proposals by stockholders are not intended to affect any rights of stockholders to required inclusion of proposals in ITC^DeltaCom’s proxy statement pursuant to Rule 14a-8 under the Securities Exchange Act.

LEGAL MATTERS

Hogan & Hartson L.L.P., counsel to ITC^DeltaCom, will issue an opinion about the validity of the ITC^DeltaCom common stock offered by this proxy statement/prospectus. In addition, Hogan & Hartson L.L.P., counsel to ITC^DeltaCom, and Edwards & Angell, LLP, counsel to FDN, will each deliver an opinion concerning the federal income tax consequences of the merger.

EXPERTS

ITC^DeltaCom, Inc.  The consolidated balance sheets of ITC^DeltaCom, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the year ended December 31, 2003, the period from October 30, 2002 through December 31, 2002 (Successor Company) and the period from January 1, 2002 through October 29, 2002 (Predecessor Company) and the related financial statement schedules and the related financial statement schedules have been audited by BDO Seidman, LLP, independent registered public accounting firm, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

The consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2001 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report with respect thereto and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report. After reasonable efforts, ITC^DeltaCom has been unable to obtain Arthur Andersen’s consent to the incorporation by reference in this registration statement of Arthur Andersen’s report with respect to these financial statements. Under these circumstances, applicable SEC rules permit ITC^DeltaCom to file this registration statement without a written consent from Arthur Andersen. The absence of such a consent may limit recovery on certain claims by purchasers of the securities offered by this proxy statement/prospectus. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements incorporated herein by reference which were audited by Arthur Andersen. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, may be limited as a practical matter due to the events involving Arthur Andersen.

Florida Digital Network, Inc.  The consolidated financial statements of Florida Digital Network, Inc. as of December 31, 2003 and 2002, and for each of the years then ended, have been included in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent auditors, included herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Florida Digital Network, Inc. and subsidiary for the year ended December 31, 2001, included in this proxy statement/prospectus of ITC^DeltaCom, Inc., have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

NT Corporation.    The consolidated financial statements of NT Corporation at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, appearing in ITC^DeltaCom, Inc.’s Current Report on Form 8-K, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein, and incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

ITC^DeltaCom files annual, quarterly and current reports and other information with the SEC. You may read and copy materials that ITC^DeltaCom has filed with the SEC at the following location:

Public Reference Room

450 Fifth Street, N.W.

Washington, D.C. 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, including ITC^DeltaCom, who file electronically with the SEC. The address of that site is www.sec.gov.

This proxy statement/prospectus is part of a registration statement ITC^DeltaCom filed with the SEC to register the distribution to FDN stockholders of the shares of ITC^DeltaCom common stock to be issued in connection with the merger and to solicit proxies from ITC^DeltaCom stockholders to vote to approve the proposals described herein. The SEC allows ITC^DeltaCom to “incorporate by reference” some documents it files with the SEC, which means that ITC^DeltaCom can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, and information that ITC^DeltaCom files later with the SEC will automatically update and supersede this information. ITC^DeltaCom does not incorporate by reference any portion of any document, including any Current Report on Form 8-K, which is not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liability of that section unless ITC^DeltaCom expressly states that such information is so deemed to be filed or unless it expressly incorporates such information by reference in this registration statement. Subject to the foregoing, ITC^DeltaCom incorporates by reference the documents listed below and any documents it subsequently files with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until all of the securities to which this prospectus relates have been distributed or the distribution is otherwise terminated:

1.	ITC^DeltaCom’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003, which it filed on March 15, 2004;

2.	ITC^DeltaCom’s definitive proxy statement dated April 1, 2004 for its 2004 annual meeting of stockholders, which it filed on April 1, 2004;

3.	ITC^DeltaCom’s Quarterly Reports on Form 10-Q for its quarterly periods ended March 31, 2004 and June 30, 2003, which it filed on May 7, 2004 and August 9, 2004, respectively;

4.	ITC^DeltaCom’s Current Reports on Form 8-K, which it filed on March 15, 2004, March 24, 2004, May 5, 2004, August 9, 2004, September 8, 2004 (and amended on September 10, 2004), October 29, 2004 and November 4, 2004; and

5.	the description of the ITC^DeltaCom common stock included in its amended registration statement on Form 8-A, which it filed on October 29, 2002, including any amendments or reports ITC^DeltaCom files for the purpose of updating that description.

ITC^DeltaCom will provide a copy of any or all of the information it incorporates by reference and any document relating to FDN that it refers to in this proxy statement/prospectus, at no cost, to each person, including any beneficial owner, to whom this proxy statement/prospectus is delivered. To request a copy of any or all of this information, you should write or telephone ITC^DeltaCom at the following address and telephone number:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

Attn: J. Thomas Mullis

Telephone: (256) 382-3843

To receive timely delivery of these documents, you must request the information no later than             , 2004.

You should rely only on the information in this proxy statement/prospectus or any proxy statement/prospectus supplement or incorporated by reference in either of them. ITC^DeltaCom has not authorized anyone else to provide you with different information. Offers of ITC^DeltaCom common stock issuable in connection with the merger are being made only in states where the offers are permitted. You should not assume that the information in this proxy statement/prospectus or any proxy statement/prospectus supplement is accurate as of any date other than the date on the front of those documents. If information in incorporated documents conflicts with information in this proxy statement/prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

Independent Auditors’ Report

Board of Directors and Shareholders

Florida Digital Network, Inc.

(d/b/a FDN Communications):

We have audited the accompanying consolidated balance sheets of Florida Digital Network, Inc. and subsidiaries (d/b/a FDN Communications) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Digital Network, Inc. and subsidiaries (d/b/a FDN Communications) as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Orlando, Florida

March 5, 2004

Report of Ernst & Young LLP, Independent Certified Public Accountants

Board of Directors and Shareholders

Florida Digital Network, Inc.

We have audited the consolidated statements of operations, shareholders’ equity and cash flows of Florida Digital Network, Inc., and subsidiary for the year ended December 31, 2001. These consolidated statements of operations, shareholders’ equity and cash flows are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated statements of operations, shareholders’ equity and cash flows based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statements of operations, shareholders’ equity and cash flows referred to above present fairly, in all material respects, the consolidated results of operations of Florida Digital Network, Inc. and subsidiary and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Orlando, Florida

March 20, 2003

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Consolidated Balance Sheets

December 31, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$19,383,024	5,614,542
Restricted cash	2,490,157	—
Accounts receivable (net of allowance for doubtful accounts of $9,848,960 and $2,585,647 at December 31, 2003 and 2002, respectively)	9,992,763	6,640,749
Inventory, net	401,680	181,364
Prepaid expenses and other current assets	2,975,120	613,745

Total current assets	35,242,744	13,050,400

Property and equipment, net (note 4)	20,690,151	18,894,498

Other assets:
Deferred installation costs, net	3,263,016	4,086,360
Acquired customer base, net	8,958,269	—
Other non-current assets	1,621,648	818,611

Total other assets	13,842,933	4,904,971

Total assets	$69,775,828	36,849,869

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$7,300,986	6,095,219
Accrued expenses	7,743,503	6,383,488
Disputed vendor payables	3,755,397	1,373,816
Advanced billings	2,046,505	839,944

Total current liabilities	20,846,391	14,692,467
Other liabilities	262,385	—

Total liabilities	21,108,776	14,954,852

Shareholders’ equity:
Undesignated preferred stock, authorized 11,650,956 shares, none outstanding	—	—
Series A 10% cumulative preferred stock ($0.01 par value, 12,619,650 shares authorized; 12,619,650 and 274,084 shares outstanding at December 31, 2003 and 2002, respectively)	126,197	2,741
Common stock ($0.00000001 par value. Authorized 40,000,000 shares; 2,211,685 and 9,322,848 shares outstanding at December 31, 2003 and 2002, respectively)	—	—
Additional paid-in capital	150,045,008	123,835,239
Deferred stock-based compensation	(8,511)	(22,269)
Accumulated deficit	(101,495,642)	(101,658,309)

Total shareholders’ equity	48,667,052	22,157,402

Total liabilities and shareholders’ equity	$69,775,828	36,849,869

See accompanying notes to consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Consolidated Statements of Operations

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Revenues	$117,936,500	69,076,283	41,741,070

Operating expenses:
Cost of sales	46,304,558	27,801,769	20,588,255
Network operating costs	15,862,582	6,867,309	6,902,824
Selling, general, and administrative	45,658,780	38,745,737	36,007,058
Depreciation and amortization	11,092,591	9,176,590	9,190,252
Loss on impairment of long-lived assets (note 4)	—	44,993,000	1,664,260
Compensation expense due to repricing of options	—	—	719,742
Amortization of deferred stock-based compensation	13,758	703,652	708,895

Total operating expenses	118,932,269	128,288,057	75,781,286

Operating loss	(995,769)	(59,211,774)	(34,040,216)

Other (expense) income:
Loss on interest rate swap	—	—	(319,800)
Debt default fees	—	—	(534,279)
Gain (loss) on early extinguishment of debt (note 5)	—	48,691,496	(3,800,872)
Interest expense	(73,320)	(3,324,662)	(5,249,189)
Interest income	179,180	30,145	175,634
Other, net (note 2)	1,052,576	25,926	15,898

Total other (expense) income	1,158,436	45,422,905	(9,712,608)

Net income (loss)	162,667	(13,788,869)	(43,752,824)

Less: preferred stock dividend in arrears	(4,787,542)	(962,660)	(7,952,259)

Net loss available to common shareholders	$(4,624,875)	(14,751,529)	(51,705,083)

Basic loss per common share	(1.51)	(3.67)	(50.15)

Diluted loss per common share	(1.51)	(3.67)	(50.15)

Average number of share outstanding:

Basic	3,053,412	4,018,147	1,031,077

Diluted	3,053,412	4,018,147	1,031,077

See accompanying notes to consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2003, 2002 and 2001

	10% Series A Preferred Stock		Foreclosed Preferred Stock (note 6)		Common Stock		Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Treasury stock	Stock subscription receivable	Total
	Number of shares	Amount	Number of shares	Amount	Number of Shares	Amount
Balance, December 31, 2000	—	$—	1,444,395	$14,444	1,030,827	$—	50,838,908	(2,527,886)	(42,138,613)	(9,619)	(38,430)	6,138,804
Issuance of Series C preferred stock	—	—	176,190	1,762	—	—	17,617,239	—	—	—	—	17,619,001
Conversion of Series C preferred stock to Series D preferred stock	—	—	7,919,216	79,192	—	—	288,198	—	(447,475)	—	—	— (80,085)
Issuance of detachable warrants with, Series D preferred stock	—	—	29,492	294	—	—	81,412	—	(1,621)	—	—	— 80,085
Issuance of Series D preferred stock	—	—	9,624,362	96,244	—	—	24,714,971	—	—	—	—	24,811,215
Issuance of Series F preferred stock	—	—	1,200,000	12,000	—	—	1,188,000	—	—	—	—	1,200,000
Accretion of Series C warrants	—	—	—	—	—	—	689,822	—	(689,822)	—	—	—
Exercise of stock options	—	—	—	—	333	—	2,500	—	—	—	—	2,500
Compensation expense due to the repricing of options	—	—	—	—	—	—	—	719,742	—	—	—	719,742
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	708,895	—	—	—	708,895
Payment of Series C stock subscription receivable	—	—	—	—	—	—	—	—	—	—	38,430	38,430
Beneficial conversion feature	—	—	—	—	—	—	839,085	—	(839,085)	—	—	—
Forfeitures of stock options	—	—	—	—	—	—	(373,328)	373,328	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(43,752,824)	—	—	(43,752,824)

Balance, December 31, 2001	—	—	20,393,655	203,936	1,031,160	—	95,886,807	(725,921)	(87,869,440)	(9,619)	—	7,485,763
Foreclosure of stock (Note 6)		—	(20,393,655)	(203,936)	(1,031,160)	—	194,317	—	—	9,619	—	—
Issuance of common stock upon merger	—	—	—	—	9,322,848	—	—	—	—	—	—	—
Issuance of Series A preferred stock	274,084	2,741	—	—	—	—	27,754,115	—	—	—	—	27,756,856
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	703,652	—	—	—	703,652
Net loss		—	—	—	—	—	—	—	(13,788,869)	—	—	(13,788,869)

Balance, December 31, 2002	274,084	2,741	—	—	9,322,848	—	123,835,239	(22,269)	(101,658,309)	—	—	22,157,402
Contribution of common stock	—	—	—	—	(7,950,846)	—	—	—	—	—	—	—
Issuance of common stock	—	—	—	—	472,042	—	—	—	—	—	—	—
Reserved common stock	—	—	—	—	364,788	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	2,853	—	343	—	—	—	—	343
Stock Split on existing Series A preferred stock	6,060,792	60,608	—	—	—	—	(60,608)	—	—	—	—	—
Issuance of Series A preferred stock	6,284,774	62,848	—	—	—	—	27,128,780	—	—	—	—	27,191,628
Issuance costs of Series A preferred stock	—	—	—	—	—	—	(858,746)	—	—	—	—	(858,746)
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	13,758	—	—	—	13,758
Net income	—	—	—	—	—	—	—	—	162,667	—	—	162,667

Balance, December 31, 2003	12,619,650	$126,197	—	$—	2,211,685	$—	150,045,008	(8,511)	(101,495,642)	—	—	48,667,052

See accompanying notes to consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
Operating activities:
Net income (loss)	$162,667	(13,788,869)	(43,752,824)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	11,092,591	9,176,590	9,190,252
Loss on write-off of deferred installation costs	—	—	1,436,738
Loss on sale of fixed assets	—	24,299	—
Amortization of discount on notes payable	—	—	289,514
Amortization of stock-based compensation	13,758	703,652	708,895
Compensation expense due to repricing of options	—	—	719,742
Loss on impairment of long-lived assets	—	44,993,000	1,664,260
Loss (gain) on early extinguishment of debt	—	(48,691,496)	3,800,872
Loss on interest rate swap	—	—	319,800
Changes in operating assets and liabilities, net of assets and liabilities acquired:
Accounts receivable	(1,687,364)	(363,133)	(2,220,388)
Prepaid expenses and other current assets	(2,581,691)	(33,575)	(163,627)
Deferred installation costs	(1,297,569)	(3,672,967)	(3,850,315)
Other long-term assets	(741,905)	3,359,360	(5,694)
Accounts payable, accrued expenses and disputed vendor payables	2,480,008	(4,600,673)	2,857,201
Advanced billings	1,206,561	(1,721,839)	1,059,408

Net cash provided by (used in) operating activities	8,647,056	(14,615,651)	(27,946,166)

Investing activities:
Increase in restricted cash	(2,490,157)	—	—
Business acquisition	(11,036,193)	—	—
Net maturities of certificates of deposit	—	—	400,514
Purchase of property and equipment	(7,685,449)	(5,373,437)	(21,293,766)

Net cash used in investing activities	(21,211,799)	(5,373,437)	(20,893,252)

Financing activities:
Proceeds from long-term borrowings	—	—	57,500,000
Proceeds from exercise of stock options	343	—	2,500
Proceeds from issuance of Series A preferred stock, net	26,332,882	27,756,856	—
Proceeds from issuance of foreclosed preferred stock	—	—	42,430,216
Payment of foreclosed preferred stock subscription receivable	—	—	38,430
Cash paid for financing costs	—	—	(4,128,138)
Cash paid for repayment of debt	—	(9,200,000)	(40,778,442)

Net cash provided by financing activities	26,333,225	18,556,856	55,064,566

Net increase (decrease) in cash and cash equivalents	13,768,482	(1,432,232)	6,225,148

Cash and cash equivalents, beginning of year	5,614,542	7,046,774	821,626

Cash and cash equivalents, end of year	$19,383,024	5,614,542	7,046,774

Noncash activities:

Cash paid for interest	$—	—	4,685,679

Noncash portion of business acquisition	$1,990,157	—	—

Purchase of property and equipment under capital lease	$298,403	—	—

Supplemental disclosure of noncash investing and financing activities:

Series F preferred stock issued in lieu of payment of debt extinguishment fees	$—	—	1,200,000

Conversion of Series C preferred stock to Series D preferred stock	—	—	22,186,667

Accretion of Series C preferred stock warrants	—	—	689,822

Beneficial conversion feature related to conversion of Series C preferred stock to Series D preferred stock	—	—	839,085

See accompanying notes to consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(1)	Organization and Significant Accounting Policies

Business

Florida Digital Network, Inc. (the Company) was incorporated on February 27, 1998, and is headquartered in Orlando, Florida. The Company was founded to operate as a full service Competitive Local Exchange Carrier (CLEC), delivering bundled and unbundled local, long distance, internet access, and private line communication services for small-and medium-sized business customers, and select large telecommunications carrier customers in Florida and Georgia. The Company offers network services in certain markets within Florida including Orlando, Fort Lauderdale, Jacksonville, West Palm Beach, Miami, and Tampa, and in Atlanta, Georgia.

(a)	Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(c)	Revenue Recognition

Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists, (2) services have been rendered, (3) the sale price is fixed or determinable, and (4) collectibility is reasonably assured. The Company recognizes revenue in the period the service is provided or the goods are shipped for equipment product sales. The Company invoices customers one month in advance for recurring local and data services resulting in advance billings at December 31, 2003 and 2002 of $2,046,505 and $839,944, respectively. The Company’s predominant source of revenue is generated from providing local, long-distance and data services to its end-user customers and from providing originating and terminating access service to other telecommunications carriers.

(d)	Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on review of specific accounts and historical write-off experience. The following table reflects the activity in the allowance account.

	December 31,
	2003	2002	2001
Balance at beginning of year	$2,585,647	2,556,105	1,415,271
Allowance of acquired accounts receivable	2,500,389	—	—
Charges to expense	6,092,735	5,342,647	4,444,419
Write-offs, net of recoveries	(1,329,811)	(5,313,105)	(3,303,585)

Balance at end of year	$9,848,960	2,585,647	2,556,105

F-8	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(e)	Cash and Cash Equivalents

Cash and cash equivalents include cash and money market investments. The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents.

(f)	Restricted Cash

Restricted cash in escrow at December 31, 2003 totals $1,990,157 and represents amounts held in an account in the Company’s name with an escrow agent for additional consideration due to the sellers of a business the Company acquired in April 2003. In addition, the restricted cash at December 31, 2003 includes $500,000 used to support a letter of credit outstanding on certain leased property.

(g)	Inventory

Inventory consists entirely of internet access equipment purchased for resale and rental to the Company’s customers. Inventory is recorded at the lower of cost or fair market value.

(h)	Property and Equipment

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS No. 144), property and equipment are presented at the lower of their cost or fair market value (see note 1(i)). Depreciation is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed over the lesser of 15 years or the related lease term. The estimated useful lives of the Company’s principal classes of assets are as follows:

Communications equipment	3-10 years
Office equipment, furniture, and fixtures	3-5 years
Rental equipment	3 years

During 2002, the Company determined that a change in estimate was necessary to more properly align the depreciable asset lives of communications equipment with their current remaining estimated economic useful lives. During 2003, the Company determined that it was necessary to change the depreciable life of the rental equipment due to continued technological advancements that are occurring in this area. The effect of the change in estimate for the years ended December 31, 2003 and 2002, respectively, was an increase in depreciation expense of $484,550 and $1,640,483 from the amounts which would have been reflected had the previous estimated depreciable lives been used.

(i)	Impairment

Effective January 1, 2002, the Company accounts for long-lived asset impairment under SFAS No. 144. The Company recognizes impairment losses on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amounts. The impairment loss is measured by comparing the fair value of the asset to its carrying amount. Fair value is estimated based on prevailing market rates (if available) or discounted future cash flows. Long-lived assets to be disposed of are recorded at the lower of their carrying amount or estimated fair value less cost to sell.

As a result of the overall industry conditions and the Company’s estimated undiscounted cash flows related to the communications equipment during the year ended December 31, 2002, the Company recorded a loss on impairment in the amount of $44,993,000. The Company utilized market prices to determine the fair value of the equipment impaired.

F-9	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Prior to the adoption of SFAS No. 144, the Company accounted for impairment under Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of. In the year ended December 31, 2001, the Company recognized a loss on impairment of goodwill related to the purchase of its subsidiary FDN.com in the amount of $1,664,260, The valuation was made based on undiscounted cash flows and the fair value of the assets.

(j)	Business Combinations

The Company follows the provisions of Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies that intangible assets acquired in a business combination which can be identified must be recognized and reported separately from goodwill. The Company allocates purchase price based on the fair values of all assets acquired, including identifiable intangibles, with the remaining amount allocated to goodwill, if any.

(k)	Acquired Customer Base

The Company follows Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), which establishes that intangible assets with estimable useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 (see note 1(h)). Consistent with SFAS No. 142, the Company amortizes the acquired customer base, which was acquired in April 2003 and more fully described in note 2, annually based on the actual turnover of the acquired customer lines. For the year ended December 31, 2003, the Company amortized $2,368,761. The Company anticipates customer turnover to approximate 20% to 25% per year during the next 5 years.

(l)	Deferred Installation Costs

Initial nonrecurring connection costs charged by the incumbent local exchange carriers to the Company to initiate service for new customers signing a three-year contract are capitalized and amortized over the related life of the contract. Amortization expenses totaled $2,112,704, $2,691,393 and $2,368,742 for the years ended December 31, 2003, 2002 and 2001, respectively.

(m)	Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(n)	Concentration of Credit Risk

As of December 31, 2003 and 2002, the Company’s trade customers are all located in Florida and Georgia. The Company performs credit evaluations of its customers and will require a deposit when the customer does not meet the acceptable credit rating, but does not typically require collateral deposits to support customer receivables.

(o)	Advertising

Advertising costs are included in selling, general, and administrative (SG&A) costs. The Company expenses advertising costs as incurred. Advertising expense amounted to $791,097, $355,414 and $384,580 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, the Company has entered into certain trade

F-10	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

agreements with certain customers whereby the Company trades services for certain advertising rights. The fair value of the services provided to the customer is recognized as revenue and the fair value of the advertising received is expensed in SG&A costs.

(p)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires disclosures of stock-based compensation arrangements and encourages, but does not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to apply APB 25 to its employee stock-based compensation awards.

In April 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN), Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No. 25. FIN 44 clarifies and modifies APB Opinion No. 25 Accounting for Stock issued to Employees. During 2001, certain options to purchase common stock were effectively re-priced and were accounted for as variable plan options.

In December, 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, (SFAS 148). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, this statement amends the disclosure requirements of SFAS 123 to require prominent disclosure in financial statements about the method of accounting for stock-based employee compensation and the effects of the method used on reported results.

Pro forma information regarding net income (loss) is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the minimum value method with the following assumptions:

	2003	2002	2001
Risk-free interest rate	3.32%	3.32-6.61%	3.32-6.61%
Expected life	7 years	7 years	7 years
Dividend yield	—	—	—

	December 31,
	2003	2002	2001
Net loss, available to common shareholders	$(4,624,875)	(14,751,529)	(51,705,083)
Add: Total stock-based employee compensation included in reported net loss	13,758	703,652	1,428,637
Deduct: Total stock-based compensation determined under the fair value method	(7,965)	(16,640)	(30,028)

Pro forma net loss	$(4,619,082)	(14,064,517)	(50,306,474)

Pro forma basic and diluted loss per common share	$(1.51)	(3.50)	(48.79)

F-11	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(q)	Earnings per Share

Basic earnings per common share is based on the weighted average number of common shares outstanding. Net earnings available to common shareholders includes preferred stock dividends in arrears. Diluted earnings per share is based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options and conversion of preferred stock, subject to anti-dilution limitations. Options to purchase 362,934, 46,787 and 68,951 shares of common stock for the years ended December 31, 2003, 2002, and 2001, respectively, were not included in the computation of fully-diluted earnings per share since the effect would be anti-dilutive.

(r)	Business Reporting Segments

The Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is omitted. All sales to customers and assets are within the United States.

(s)	Significant Customers

The Company has substantial business relationships with a few large customers, including certain major long distance carriers. For the years ended December 31, 2003, 2002 and 2001, the Company’s top ten customers accounted for approximately 14% of the Company’s total revenue. For the years ended December 31, 2003, 2002 and 2001, no individual customer accounted for more than 10% of the Company’s revenue.

(t)	Interest Rate Swap

The Company follows Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The Company used derivative financial instruments for the purpose of managing its exposure to adverse fluctuations in interest rates. While these instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged.

During the years ended December 31, 2002 and 2001, the Company had one interest rate swap agreement that converted its floating rate debt to a fixed rate basis for the term of the swap agreement, thus reducing the impact of interest rate changes on future interest expense. The swap was recorded in the accompanying consolidated balance sheet at fair value. This swap did not qualify for special hedge accounting treatment, thus changes in the fair value were recorded in the consolidated statement of operations, as early extinguishment of debt in the year ended December 31, 2002 and loss on interest rate swap in the year ended December 31, 2001.

During the year ended December 31, 2001, the Company recognized a loss of $319,800 related to the changes in the fair value of the swap. The Company has no derivative instruments at December 31, 2003 and 2002.

(u)	Disputed Vendor Payables

The Company has disputed billings with Inter-exchange Carriers and Incumbent Local Exchange Carriers for various reasons, including but not limited to, incorrect billing rates, alternatively billed

F-12	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

services, duplicate billing errors, misapplied universal service order codes, and incorrect mileage charges. Certain of these disputed amounts are recorded as an expense at the time of dispute if it is deemed to likely result in a loss of the dispute. However, disputed charges are not paid by the Company until such time as the dispute is resolved and it is determined that the Company is responsible for the charge.

(v)	Reclassifications

Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified to conform to the presentation as of and for the year ended December 31, 2003.

(2)	Business Acquisition

On January 8, 2003, the Company executed an Asset Purchase Agreement to acquire substantially all of the Florida and Georgia assets of Mpower Holding Corporation (Mpower) in order to increase its customer base and geographic coverage. These assets consisted primarily of the customers, receivables and communications equipment of Mpower located in those states. In conjunction with the Asset Purchase Agreement, the Company and Mpower also executed a Management Agreement whereby the Company would manage the operations to be purchased from January 8, 2003 through the closing date of the transaction. The Management Agreement provided that the Company would be entitled to the revenue generated from the Florida and Georgia customers and would be responsible for the expense associated with the operations. Management income recognized from January 1 to April 7, 2003 was $1,180,061 and has been included as other income in the statement of operations for the year ended December 31, 2003. On April 8, 2003, the transaction contemplated by the Asset Purchase Agreement was consummated.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisition. The following is a summary of the Mpower acquisition:

Purchase price payable	$1,990,157
Cash paid	11,036,193

Total purchase price	$13,026,350

Acquired customer base	$11,322,030
Accounts receivable	1,664,650
Property and equipment	419,718
Other, net	(380,048)

$13,026,350

(3)	Commitments and Contingencies

(a)	Operating Leases

The Company leases its facilities under long-term operating leases, most of which commenced during fiscal year 2000, with various expiration dates through March 31, 2010 and renewal options ranging from five to ten years.

F-13	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Following is a schedule of future minimum rental payments, excluding sales tax and the Company’s proportionate share of utilities and other amenities, required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2003.

2004	$2,871,777
2005	2,821,820
2006	2,469,086
2007	2,157,247
Thereafter	4,508,480

$14,828,410

Rent expense for the years ended December 31, 2003, 2002, and 2001 was $7,075,909, $3,852,427 and $4,387,327, respectively. Rent expense includes payments for collocation within other telecommunications company’s facilities or space. The amount of rental expense relating to collocation payments, which are all within cancelable agreements, was $4,093,091, $2,122,191 and $1,943,206 for the years ended December 31, 2003, 2002 and 2001, respectively.

In November 2003, the Company entered into a long-term capital lease with CIBC for the purchase of office equipment. The lease commitments related to this lease are as follows:

2004	$36,019
2005	39,293
2006	39,293
2007	39,293
2008	39,293
Thereafter	22,922

$216,113

(b)	Contingencies

There are various matters of litigation pending against the Company that management has reviewed with its legal counsel. In the opinion of Company management and its legal counsel, the ultimate resolution of these matters will not have a material effect on the Company’s consolidated financial statements.

(4)	Property and Equipment

Property and equipment consists of:

	December 31,
	2003	2002
Communications equipment	$25,993,870	17,798,936
Office equipment, furniture, and fixtures	4,272,467	4,055,588
Rental equipment	832,937	1,477,667
Leasehold improvements	2,123,098	2,117,094
Buildings	17,509	—

	33,239,881	25,449,285

Less accumulated depreciation and amortization	(12,549,730)	(6,554,787)

Total property and equipment, net	$20,690,151	18,894,498

F-14	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

Depreciation and amortization of property and equipment was $6,609,511, $6,080,981 and $6,946,547 for the years ended December 31, 2003, 2002 and 2001, respectively. During the year ended December 31, 2002, the Company recognized an impairment on communications equipment (see note 1(i)). In addition, in both the years ended December 31, 2003 and 2002, the Company changed the useful lives used to depreciate certain property and equipment (see note 1(h)).

(5)	Debt Extinguishment

In 1999, the Company obtained loans under secured promissory notes (notes payable) with a creditor (GATX). Generally, the loan agreement provided for the making of secured loans by the lender in an aggregate principal amount not to exceed $40,000,000. Borrowings under this agreement were collateralized by all of the Company’s assets. As partial consideration for making the loans, the Company granted warrants to the creditor to purchase 45,351 shares of common stock at $0.00000001 per share. On June 13, 2001, the Company extinguished the GATX notes payable and repaid the obligation in full. The Company recognized a loss on early extinguishment of the GATX notes payable amounting to $3,800,872. In connection with the payoff of the GATX notes payable, the unamortized balance of the warrants was written off.

On June 13, 2001, concurrent with the extinguishment of the previously outstanding notes payable, the Company entered into a credit agreement (the Credit Agreement) with Fleet Capital and other financial institutions (the Lenders). The Credit Agreement consisted of a senior secured debt facility of $80,000,000, comprised of a $20,000,000 revolving credit facility and a $60,000,000 delayed draw term loan facility. The Lenders also received certain shares of Series D Preferred Stock and Common Stock purchase warrants. During 2001 and 2002, the Company violated certain covenants of the Credit Agreement. On April 8, 2002, M/C Venture Partners V, LP and M/C Venture Investors, L.L.C., entities related to the shareholders in the Company (collectively, M/C Venture), purchased from the Lenders the loans, Series D preferred stock and common stock purchase warrants and all other assigned interest in the Credit Agreement (collectively, the pledged securities) as follows:

Lender	Outstanding Term Loan	Series D Preferred Stock	Common Stock Purchase Warrants
CIT Lending Services Corporation	$14,375,000	1,096,449	47,312
Fleet National Bank (FSC Corp.)	14,375,000	180,479	21,088
Wachovia Bank (First Union Investors)	14,375,000	90,240	20,304
BNP Paribas	14,375,000	—	19,521

	$57,500,000	1,367,168	108,225

On various dates from April 11, 2002 through May 31, 2002, M/C Venture loaned the Company an additional $6,600,000 pursuant to the Credit Agreement. On June 4, 2002, M/C Venture assigned its interest in the Credit Agreement to M/C Venture Southern, an affiliated party. On June 10, 2002, M/C Venture Southern, acting pursuant to the provisions of the Credit Agreement, accelerated the entire unpaid balance of the Company’s credit obligations in the principal amount of $64,100,000 and declared all of the unpaid balance of the Company’s credit obligations to be immediately due and payable. As a result of the Company’s default on its obligations pursuant to the Credit Agreement, M/C Venture Southern issued its intent to foreclose on the pledged securities pursuant to Section 9-610 of the Uniform Commercial Code and scheduled a public auction sale of the pledged securities. On July 22, 2002, the pledged securities were sold

F-15	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

on behalf of M/C Venture Southern Lending Corp. The pledged securities were sold and conveyed pursuant to the provisions of Section 9-610 of the Uniform Commercial Code and related provisions of law, upon a duly noticed public auction, to M/C Venture Southern, which was the highest bidder at the auction at an aggregate credit-bid price of $100,000. As a result of the foreclosure by M/C Venture Southern on the pledged securities, the debt was effectively liquidated and the Company realized a gain on the extinguishment of debt in the amount of $48,691,496.

(6)	Shareholders’ Equity

At December 31, 2003, the total number of shares of stock that the Company has authority to issue is 64,270,604, consisting of 40,000,000 shares of common stock and 24,270,606 shares of preferred stock. The preferred stock consists of 12,619,650 shares of Series A preferred stock and 11,650,956 shares of undesignated preferred stock.

Recapitalization

As set forth in note 5 above, on July 22, 2002 the pledged securities were sold on behalf of M/C Venture Southern in accordance with the provisions of Section 9-610 of the Uniform Commercial Code. The pledged securities purchased by M/C Venture Southern were 1,029,567 shares of common stock, $0.00000001 par value; 249,600 shares of Series A preferred stock, $0.01 par value; 1,149,122 shares of Series B preferred shares, $0.01 par value; 16,427,770 shares of Series D preferred stock, $0.01 par value; 1,200,000 shares of Series F preferred stock, $0.01 par value; (collectively, the foreclosed preferred securities) and warrants to purchase an aggregate of 242,794 shares of common stock.

On August 9, 2002, M/C Venture Southern, the holder of the foreclosed securities, and the Company entered into an Agreement and Plan of Merger whereby M/C Venture Southern (Parent) was merged with and into the Company (the Subsidiary) with the Company surviving the merger and the separate corporate existence of M/C Venture Southern ceasing. As of the date of the merger, immediately prior thereto, the following shares of capital stock and other interests in the Company were issued and outstanding: 1,030,645 shares of common stock, $0.00000001 par value; 249,600 shares of Series A preferred Stock, $0.01 par value; 1,149,122 shares of Series B preferred stock, $0.01 par value; 16,427,770 shares of Series D preferred stock, $0.01 par value; 1,200,000 shares of Series F preferred stock, $0.01 par value; warrants to purchase an aggregate of 242,794 shares of common stock; and options to purchase an aggregate of 188,383 shares of common stock. The Parent held (i) all issued and outstanding shares of the Subsidiary’s Series A, B, D, and F preferred stock; (ii) all Subsidiary common stock warrants; and (iii) 1,029,567 shares of the issued and outstanding Subsidiary Common Stock. All shares of M/C Venture Southern common stock issued and outstanding immediately prior to the merger were converted into 5,052,111 shares of Common Stock, $0.00000001 par value per share, of the Company and 218,584 shares of Series A preferred stock. All issued and outstanding shares of the Company as of the merger date received the following treatment: (i) each share of common stock issued and outstanding immediately prior to the merger date was converted into the right to receive $0.0009; (ii) each share of Series A preferred stock issued and outstanding immediately prior to the merger date was converted into the right to receive $0.02; (iii) each share of Series B preferred stock issued and outstanding immediately prior to the merger date was converted into the right to receive $0.003; (iv) each share of Series D preferred stock issued and outstanding immediately prior to the merger date was converted into the right to receive $0.005; (v) each share of Series F preferred stock issued and outstanding immediately prior to the merger date was converted into the right to receive $0.002; and (vi) each share of capital stock held in the treasury immediately prior to the merger was cancelled and retired. Additionally, upon the consummation of the merger, the following events took place: (i) each Subsidiary

F-16	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

common stock warrant outstanding and held by Parent was cancelled; (ii) any indebtedness of Subsidiary held by Parent which was outstanding was extinguished; and (iii) rights to receive monetary consideration for the above preferred stock was settled for an immaterial amount.

Immediately following the merger on August 9, 2002, the Company filed the First Certificate of Amendment of the Fifth Amended and Restated Certificate of Incorporation that effected a fifteen-for-one reverse common stock split. According to the Amendment, the Company had authority to issue 15,600,000 shares, of which 15,000,000 shares were common stock, $0.00000001 par value per share, 400,000 shares were Series A preferred stock (new issue), $0.01 par value per share, and 200,000 shares were undesignated preferred stock. All common shares are retroactively adjusted for all periods presented to reflect this new par value as well as the fifteen-for-one reverse stock split.

On September 4, 2002, the Company entered into a Securities Purchase Agreement pursuant to which $34,400,000 of preferred Series A securities were agreed to be purchased by several investors, including the Company’s majority shareholder. The Company received net proceeds of $27,756,856, which was net of outstanding debt owed to the investors.

On April 7, 2003, the Company issued an additional 6,284,774 shares of Series A preferred stock to several investors for a total of $27,191,628 in accordance with the terms of the Series A Preferred Stock Purchase and Contribution Agreement. The proceeds from this equity transaction were used to fund the purchase of Mpower (see note 2) and to provide the Company with additional working capital.

Series A Preferred Stock

Each holder of Series A preferred stock outstanding at December 31, 2003 and 2002 is entitled to votes equal to the product of the number of shares held by such holder times the conversion rate in effect immediately after the close of business on the record date fixed for such meeting. Except as otherwise required below or by law, the Series A preferred stock shall vote together with the common stock. Notwithstanding the foregoing, 75% of the outstanding Series A preferred stock is required to effect certain transactions.

Each share of Series A preferred stock accrues cumulative dividends payable in cash at the per annum rate of 10% on the sum of (i) the initial preference amount (currently $4.326588) and (ii) all accumulated and unpaid dividends accrued thereon from the date of issuance. Such dividends are calculated and compounded annually in arrears on December 31 of each year, Dividends in arrears totaled $5,760,202 at December 31, 2003.

Upon any (i) liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, (ii) a sale of the Company or (iii) a reorganization of the Company required by any court or administrative body in order to comply with any provision of the law, each holder of Series A preferred stock is entitled to receive, after provisions for the payment of the Company’s debt and other liabilities and in preference to the holders of common stock, $0.00000001 par value per share, and any other capital stock of the Company, an amount in cash equal to the sum of the Series A initial preference amount and the Series A preferred dividends.

The Series A preferred stock may be converted into common stock at the option of the holder. The number of shares of common stock of which a holder shall be entitled to upon conversion of the preferred shares shall be the product obtained by multiplying the series preferred conversion rate then in effect by the number of shares being converted.

Each holder of the Series A preferred stock shall be entitled to vote on an “as converted” basis together with the common shareholders. Preferred shareholders are not treated as a separate class of shareholders for voting purposes.

F-17	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(7)	Income Taxes

The reconciliation of income tax computed at the U.S. Federal statutory tax rate and the actual tax provision of $0 is principally attributable to the Company’s inability to recognize the tax benefit of the net operating losses.

The components of the Company’s net deferred tax assets and liabilities are as follows:

	December 31
	2003	2002
Current:
Allowance for bad debts	$2,000,200	324,000
Other	178,000	58,000
Valuation allowance	(2,178,200)	(382,000)

Total current	—	—

Noncurrent:
Depreciation, including impairment	11,255,400	12,905,800
Amortization	548,100	626,000
Stock-based compensation	542,800	537,000
Disputed vendor payables	493,500	—
Net operating loss carryforwards	23,098,500	23,089,100
Valuation allowance	(35,938,300)	(37,157,900)

Total noncurrent	—	—

Net deferred tax assets	$—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Because of the Company’s lack of earnings history and unpredictability of future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income.

The Company’s net operating loss carryforward for federal income tax purposes at December 31, 2003 is approximately $61,383,000. If not used, the net operating loss carryforward will begin to expire in 2023. Due to the equity transactions identified in note 6, the Company’s net operating loss carryforward is limited by Section 382 of the Internal Revenue Code. Management has not completed the analysis necessary to determine the amounts subject to limitation and the amount of the limitation.

(8)	Employee Benefit Plan

The Company in the sponsor of a 40l(k) savings plan, which is provided to employees who are at least 21 years of age. Each participating employee may contribute up to $12,000 in 2003; $10,000 in 2002 and 2001 or 15% of compensation, whichever is greater. The Company elected not to match employee contributions for the years ended December 31, 2002 or 2001. For 2003, the Company elected to match employee contributions at the rate of 25% up to 4% of the employee’s salary. Included in operating expenses for the year ended December 31, 2003 is $80,000 of expense related to the 401(k) Savings Plan.

F-18	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

(9)	Stock Option Plan

In May 1998, the Company adopted the Stock Option Plan that provides for the Company to periodically award nonqualified stock options and incentive stock options (ISOs) to certain employees for the purchase of common stock of the Company. Under the Plan, the maximum number of shares of the Company’s common stock that could be reserved for issuance was 21,768 shares. Additionally, ISOs may not be exercisable more than ten years from the date of the grant. In January 1999, the Company’s Stock Option Plan was amended as the Amended Florida Digital Network, Inc. 1999 Stock Option Plan, increasing the maximum number of shares of the Company’s common stock to be reserved for issuance to 69,829 shares.

In 2001, the Company implemented the 2001 Equity Compensation Plan that is intended to provide awards of stock options and/or common stock to employees, officers, directors, and consultants. The common stock issuable under the plan shall be shares of authorized but unissued or reacquired common stock. The maximum number of shares of common stock that may be issued under the plan shall not exceed 175,966 shares. This reserve shall not include the number of shares remaining available for issuance under the Amended Florida Digital Network, Inc. 1999 Stock Option Plan.

On October 11, 2001, the Company cancelled approximately 2,933 NonQualified Options (NQSOs, or old options) to purchase shares that were “out of money” that had a four-year vesting period which were granted under the May 1998 Stock Option Plan. The Company immediately reissued 2,933 Incentive Stock Options (ISOs, or new options) to purchase shares at a price lower than the original options exercise price and extended the vesting period to five years (from the date of the original grant). As a result, the 2,933 ISOs granted in October 2001 were subject to variable accounting. Compensation is dependent on fluctuations in the fair value of the Company’s common stock. Such compensation costs will be recognized over the remainder of the five-year vesting period until the options are fully vested, exercised, cancelled, or forfeited, after which time the compensation will be recognized immediately at each reporting period. At December 31, 2003 and 2002, the fair value of the Company’s common stock was less than the option price, therefore, there was no additional compensation expense associated with the variable accounting of the repriced stock option.

The following table summarizes option activity for the years ended December 31, 2003, 2002 and 2001:

	Shares	Weighted average exercise price
Outstanding at January 1, 2001	67,784	$2.73
Granted	23,167	.11
Forfeited	(7,500)	3.02
Exercised	(467)	.50

Outstanding at December 31, 2001	82,984	1.98
Granted	10,667	0.02
Forfeited	(38,401)	1.35

Outstanding at December 31, 2002	55,250	1.56
Granted	330,183	0.12
Forfeited	(11,480)	1.65
Exercised	(2,853)	0.12

Outstanding at December 31, 2003	371,100	0.29

F-19	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Consolidated Financial Statements

December 31, 2003, 2002 and 2001

At December 31, 2003, there were no shares of the Company’s common stock available for future grants of stock options. For options outstanding at December 31, 2003, the exercise prices and remaining contractual lives are as follows:

	Options outstanding
Prices	Number	Weighted average remaining life	Exercise price
$0.02	7,667	8.6	$0.02
0.12	330,183	9.4	0.12
1.65	31,966	6.5	1.65
7.50	800	5.1	7.50
15.00	467	5.5	15.00
90.00	17	6.1	90.00

	371,100

The outstanding options expire at various dates through December 2013. At December 31, 2003 and 2002, 27,175 and 22,608 options were exercisable. The weighted average remaining contractual life of all outstanding options at December 31, 2003 was 9.1 years, with exercise prices ranging from $0.02 to $90.00. The weighted average fair value of the outstanding options as of December 31, 2003, 2002 and 2001 was $0.29, $1.56 and $1.65, respectively.

Pursuant to APB 25 for options issued at an exercise price below the fair market value, the Company recognized aggregate deferred stock-based compensation, of which $13,758, $703,652 and $708,895 had been amortized to expense during the years ended December 31, 2003, 2002 and 2001, respectively. Stock-based compensation expense is recognized on a straight-line basis over the vesting period of the options.

(10)	Subsequent Events

In November 2003, the Company signed a long-term lease with FBEC-Maitland Colonades, L.P. (Landlord). Simultaneously with the execution of the lease, the Company delivered to the Landlord an irrevocable letter of credit in the amount of $500,000 as a security deposit in accordance with the provisions of the lease. The lease has a commencement date of February 1, 2004 and an expiration date of July 31, 2009. The minimum rental payments associated with this lease have been included in the future minimum rental payments described in note 3(a).

F-20	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Condensed Consolidated Balance Sheets

June 30, 2004 and December 31, 2003

	(Unaudited) June 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$25,235,294	19,383,024
Restricted cash	1,996,319	2,490,157
Accounts receivable (net of allowance for doubtful accounts of $5,952,452 and $9,848,960 at June 30, 2004 and December 31, 2003, respectively)	11,189,026	9,992,763
Inventory, net	616,118	401,680
Prepaid expenses and other current assets	2,981,731	2,975,120

Total current assets	42,018,488	35,242,744

Property and equipment, net	24,087,490	20,690,151

Other assets:
Deferred installation costs, net	3,024,724	3,263,016
Acquired customer base	7,784,930	8,958,269
Other long-term assets	1,306,472	1,621,648

Total other assets	12,116,126	13,842,933

Total assets	$78,222,104	69,775,828

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$10,102,877	7,300,986
Accrued expenses	8,792,318	7,743,503
Disputed vendor payables	3,467,524	3,755,397
Advanced billings	2,197,635	2,046,505

Total current liabilities	24,560,354	20,846,391

Other liabilities	163,722	262,385

Total liabilities	24,724,076	21,108,776

Stockholders’ equity:
Undesignated preferred stock, authorized 11,650,956 shares	—	—
Series A 10% cumulative preferred stock ($0.01 par value, 12,619,648 shares authorized; 12,619,648 and 274,084 shares outstanding at June 30, 2004 and December 31, 2003, respectively)	126,197	126,197
Common stock ($0.00000001 par value. Authorized 40,000,000 shares; 2,216,478 and 9,322,848 shares outstanding at June 30, 2004 and December 31, 2003, respectively	—	—
Additional paid-in capital	150,045,008	150,045,008
Deferred stock-based compensation	(3,456)	(8,511)
Accumulated deficit	(96,669,721)	(101,495,642)

Total shareholders’ equity	53,498,028	48,667,052

Total liabilities and shareholders’ equity	$78,222,104	69,775,828

See accompanying notes to condensed consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Condensed Consolidated Statements of Operations

Six months ended June 30, 2004 and 2003

(Unaudited)

	2004	2003
Revenues	$68,374,771	51,911,387
Operating expenses:
Cost of sales	26,193,397	20,138,356
Network operating costs	7,259,578	6,997,265
Selling, general, and administrative	24,345,132	20,766,178
Depreciation and amortization	5,697,553	5,046,581
Amortization of deferred stock-based compensation	5,055	6,879

Total operating expenses	63,500,715	52,955,259

Operating income (loss)	4,874,056	(1,043,872)

Other (expense) income:
Interest expense	(95,204)	(38,318)
Interest income	91,048	65,872
Management fee income	—
Other, net	(43,979)	1,046,592

Total other (expense) income	(48,135)	1,074,146

Net income	$4,825,921	$30,274
Less: preferred stock dividends	$3,057,643	$2,014,772

Net income (loss) available to common shareholders	$1,768,278	$(1,984,458)

Basic income (loss) per common share	$0.95	$(0.47)

Diluted income (loss) per share	$0.12	$(0.47)

Average number of shares outstanding:
Basic weighted average common shares outstanding	1,854,564	4,263,916

Diluted weighted average common shares outstanding	14,474,214	4,263,916

See accompanying notes to condensed consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a FDN Communications)

Condensed Consolidated Statements of Cash Flows

Six months ended June 30, 2004 and 2003

(Unaudited)

	2004	2003
Operating activities:
Net income	$4,825,921	30,274
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	5,697,553	5,046,581
Amortization of stock-based compensation	5,055	6,879
Changes in operating assets and liabilities:
Accounts receivable	(1,196,263)	(3,472,508)
Prepaid expenses and other current assets	(220,590)	(2,239,744)
Deferred installation costs	(1,068,465)	(744,816)
Other long-term assets	315,716	(895,743)
Accounts payable and accrued expenses	3,464,170	8,128,240
Advanced billings	151,130	943,882

Net cash provided by operating activities	11,974,228	6,803,045

Investing activities:
Increase (decrease) in restricted cash	493,838	(3,304,794)
Business acquisition	—	(10,180,295)
Purchase of property and equipment	(6,614,796)	(4,587,143)

Net cash used in investing activities	(6,120,958)	(18,072,232)

Financing activities:
Proceeds from issuance of stock	—	26,332,882

Net cash provided by financing activities	—	26,332,882

Net increase in cash and cash equivalents	5,853,270	15,063,695

Cash and cash equivalents, beginning of period	19,683,024	5,614,542

Cash and cash equivalents, end of period	$25,536,294	20,678,237

Noncash activities:

Noncash portion of business acquisition	—	2,308,929

See accompanying notes to condensed consolidated financial statements.

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Condensed Consolidated Financial Statements

June 30, 2004 and 2003

(Unaudited)

(1)	Organization and Significant Accounting Policies

Business

Florida Digital Network, Inc. (the Company) was incorporated on February 27, 1998, and is headquartered in Orlando, Florida. Florida Digital was founded to operate as a full service Competitive Local Exchange Carrier (CLEC), delivering bundled and unbundled local, long distance, internet access, and private line communication services for small-and medium-sized business customers, and select large telecommunications carrier customers in Florida and Georgia. The Company offers network services in certain markets within Florida including Orlando, Fort Lauderdale, Jacksonville, West Palm Beach, Miami, and Tampa, and in Atlanta, Georgia.

(a)	Principles of Consolidation

The consolidated financial statements include all accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated. The consolidated financial statements reflect all adjustments (all of a normal, recurring nature) which are, in the opinion of management, necessary for a fair statement of the results for the periods presented.

(b)	Business Reporting Segments

The Company has determined that its operations are within one reportable segment. Accordingly, financial information on industry segments is omitted. All sales to customers and assets are within the Southeastern United States.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

(d)	Revenue Recognition

Revenue is recognized when earned based upon the following specific criteria: (1) persuasive evidence of arrangement exists, (2) services have been rendered, (3) the sale price is fixed or determinable, and (4) collectibility is reasonably assured. The Company recognizes revenue in the period the service is provided or the goods are shipped for equipment product sales. The Company invoices customers one month in advance for recurring local and data services resulting in advance billings at June 30, 2004 and 2003 of $2,200,243 and $1,783,791, respectively. The Company’s predominant source of revenue is generated from providing local, long-distance and data services to its end-user customers and from providing originating and terminating access service to other telecommunications carriers.

(e)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), requires disclosures of stock-based compensation arrangements and encourages, but does

F-24	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Condensed Consolidated Financial Statements

June 30, 2004 and 2003

(Unaudited)

not require, compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to apply APB 25 to its employee stock-based compensation awards.

Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the minimum value method permitted by SFAS 123 for entities not publicly traded with the following assumptions:

	June 30,
	2004	2003
Net income (loss), available to common shareholders	$1,768,278	(1,984,498)
Add: Total stock based employee compensation included in reported net income	5,055	6,979
Deduct: Total stock based employee compensation determined under the fair value method	—	—

Pro forma net income available to common shareholders	$4,825,921	30,274

Pro forma basic income (loss) per common share	$0.95	(0.47)

Pro forma diluted income (loss) per common share	$0.12	(0.47)

(f)	Earnings per Share

Earnings per common share are based on the weighted average number of common shares outstanding. Diluted earnings per share are based on the weighted average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options and conversion of preferred stock, subject to anti-dilution limitations. Options to purchase 363,349 and 343,496 shares of common stock for the six months ended June 30, 2004 and 2003 respectively, were not included in the computation of fully-diluted earnings per share since the exercise price of such options were greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. For the six months ended June 30, 2003, the conversion of preferred stock was not included in the computation of fully diluted earnings per share since the effect was anti-dilutive. The following table provides a reconciliation of the average common shares outstanding used to calculate basic earnings per share to the number of common shares and equivalents outstanding used in calculating diluted earnings per share for the six months ended June 30, 2004:

Average number of common shares outstanding	1,846,897
Incremental shares from assumed stock option exercise	7,667
Incremental shares from conversion of preferred stock	12,619,650

Average number of common shares and equivalents outstanding	14,474,214

F-25	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Condensed Consolidated Financial Statements

June 30, 2004 and 2003

(Unaudited)

(g)	Disputed Vendor Payables

The Company has disputed billings with Inter-exchange Carriers and Incumbent Local Exchange Carriers for various reasons, including but not limited to, incorrect billing rates, alternatively billed services, duplicate billing errors, misapplied universal service order codes, and incorrect mileage charges. Certain of these disputed amounts are recorded as an expense at the time of dispute if it is deemed to likely result in a loss of the dispute. However, disputed charges are not paid by the Company until such time as the dispute is resolved and it is determined that the Company is responsible for the charge.

(2)	Contingencies

There are various matters of litigation pending against the Company that management has reviewed with its legal counsel. In the opinion of Company management and its legal counsel, the ultimate resolution of these matters will not have a material effect on the Company’s consolidated financial statements.

(3)	Income Taxes

The reconciliation of income tax computed at the U.S. Federal statutory tax rate and the actual tax provision of $0 is principally attributable to the Company’s inability to recognize the tax benefit of the net operating losses.

The components of the Company’s net deferred tax assets and liabilities are as follows:

	June 30,
	2004	2003
Current:
Allowance for bad debts	$222,000	1,206,400
Other	168,600	178,000
Valuation allowance	(390,600)	(1,384,400)

Total current	—	—

Noncurrent:
Depreciation, including impairment	10,443,200	12,075,900
Amortization	548,100	570,700
Stock-based compensation	542,800	542,800
Disputed vendor payables	968,500	296,000
Net operating loss carryforwards	23,403,700	23,152,300
Valuation allowance	(35,906,300)	(36,637,700)

Total noncurrent	—	—

Net deferred tax assets	$—	—

F-26	(Continued)

FLORIDA DIGITAL NETWORK, INC. AND SUBSIDIARIES

(d/b/a/ FDN Communications)

Notes to Condensed Consolidated Financial Statements

June 30, 2004 and 2003

(Unaudited)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Because of the Company’s lack of earnings history and unpredictability of future taxable income, the net deferred tax assets have been fully offset by a valuation allowance. The ultimate realization of deferred tax assets is dependent upon the generation of sufficient future taxable income.

The Company’s net operating loss carryforward for federal income tax purposes at June 30, 2004 is approximately $62,129,993. If not used, the net operating loss carryforward will begin to expire in 2024. The Company’s net operating loss carryforward is limited by Section 382 of the Internal Revenue Code. Management has not completed the analysis necessary to determine the amounts subject to limitation and the amount of the limitation.

(4)	Subsequent Events

In September 2004, the Company announced plans to merge operations with ITC^DeltaCom, Inc., which is a CLEC operating in the southeastern region of the United States. As a result of the transaction, ITC^DeltaCom, Inc. will issue 31.3 million shares of its common stock in exchange for all of the capital stock of the Company. The transaction is expected to close late in the fourth quarter of 2004 or early in the first quarter of 2005 upon satisfaction of regulatory approvals and other closing conditions.

F-27

Appendix A

Execution Copy

AGREEMENT AND PLAN OF MERGER

dated as of

September 8, 2004

by and among

ITC^DELTACOM, INC.,

BOATRAMP CO.,

FLORIDA DIGITAL NETWORK, INC.,

and

THE PRINCIPAL STOCKHOLDERS OF FLORIDA DIGITAL NETWORK, INC.

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 8, 2004 (this “Agreement”), is entered into by and among ITC^DeltaCom, Inc., a Delaware corporation (“Parent”), Boatramp Co., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Co.”), Florida Digital Network, Inc., a Delaware corporation (the “Company”), and each of the stockholders of the Company identified on the signature pages hereto under the heading “Principal Stockholders” (each, a “Principal Stockholder” and, collectively, the “Principal Stockholders”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has determined that it is advisable and in the best interests of its stockholders, and consistent with and in furtherance of its business strategies and goals, for Parent to acquire all of the outstanding shares of capital stock of the Company through the merger of Merger Co. with and into the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Parent and the Board of Directors of Merger Co. have each unanimously determined that it is advisable and in the best interests of its stockholders, and consistent with and in furtherance of its business strategies and goals, for Parent to acquire indirectly all of the outstanding shares of capital stock of the Company through the merger of Merger Co. with and into the Company upon the terms and subject to the conditions set forth herein;

WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Co. and the Company have each adopted this Agreement providing for the merger (the “Merger”) of Merger Co. with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL” or “Delaware Law”), and upon the terms and subject to the conditions set forth herein;

WHEREAS, promptly following the execution and delivery of this Agreement, holders of at least the requisite voting power represented by outstanding shares of common stock of the Company and outstanding shares of preferred stock of the Company shall approve this Agreement and the transactions expressly contemplated hereby by written consent in accordance with Section 228 of the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company and the Principal Stockholders to enter into this Agreement, the Parent Principal Stockholders (as hereinafter defined) have entered into a Voting Agreement in the form of Exhibit A attached hereto (the “WCAS Voting Agreement”) pursuant to which the Parent Principal Stockholders have agreed to vote all of their shares of common stock and preferred stock of Parent to approve the issuance of Parent common stock in the Merger and other matters provided herein;

WHEREAS, Parent, the Principal Stockholders and the Company intend the Merger to qualify as a reorganization within the meaning of Section 368 of the Code; and

WHEREAS, Parent, the Principal Stockholders and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. Each of the following terms is defined as follows:

“Acquisition Proposal” is defined in Section 8.04(a).

“Affiliate” means, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person; provided that, for purposes of this Agreement, (a) Parent, the Parent Subsidiaries and Merger Co. shall not be treated as Affiliates of the Company or any Principal Stockholder; (b) the Company and the Subsidiaries shall not be treated as an Affiliate of any other party hereto; (c) no Principal Stockholder shall be treated as an Affiliate of Parent, the Parent Subsidiaries, Merger Co., the Company or the Subsidiaries; and (d) no portfolio company of any Principal Stockholder or any of such Principal Stockholder’s affiliated investment funds shall be treated as an Affiliate of any other party hereto, the Parent Subsidiaries or the Subsidiaries.

“Agreement” is defined in the preamble.

“Amended and Restated Governance Agreement” means the Amended and Restated Governance Agreement, in substantially the form attached hereto as Exhibit B, among the Principal Stockholders, Parent and the other securityholders of Parent listed on the signature pages thereof, to be entered into at the Closing.

“Amendment to Parent Capital Leases” means the Third Amendment to the Schedules and Leases, dated as of the date hereof, among NTFC Capital Corporation, solely in its capacity as lessor, General Electric Capital Corporation, solely in its capacity as lessor, and the Parent Subsidiaries listed on the signature pages thereof.

“Amendment to Series A Registration Rights Agreement” means Amendment No. 2, dated as of the date hereof, to the Registration Rights Agreement, dated as of October 29, 2002 and restated as of October 6, 2003, among Parent and the stockholders of Parent listed on the signature pages thereof.

“Amendment to WCAS Registration Rights Agreement” means Amendment No. 2, dated as of the date hereof, to the WCAS Registration Rights Agreement.

“Amendment to Parent Credit Facilities” means, collectively, (a) Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of the date hereof, among Parent, the Parent Subsidiary signatory thereto, as Borrower, the Subsidiary Guarantors named therein, as Subsidiary Guarantors, the Lenders named therein, as Lender Parties, and Wells Fargo Bank Minnesota, National Association, as Administrative Agent and Collateral Agent, and (b) Amendment No. 1 to Credit Agreement, dated as of the date hereof, among Parent, the Parent Subsidiary signatory thereto, as Borrower, the Subsidiary Guarantors named therein, as Subsidiary Guarantors, the Lenders named therein, as Lender Parties, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent.

“Appraisal Notice” is defined in Section 8.01(b).

“Beneficial owner” and “beneficially own” have the same meaning as in Rule 13d-3 promulgated under the Exchange Act as in effect on the date hereof.

“Business Day” means any day except Saturday, Sunday and any legal holiday or a day on which banking institutions in New York City, New York, the State of Georgia or the State of Florida generally are authorized or required by law or other governmental actions to close.

“Capital Lease Facility” means, collectively, (a) the Master Lease Agreement, dated as of December 29, 2000, as amended, between NTFC Capital Corporation, as Lessor, and the Parent Subsidiaries listed on the signature pages thereof, as Lessees, and (b) the Master Lease Agreement, dated as of December 31, 2001, as amended, between General Electric Capital Corporation, as Lessor, and the Parent Subsidiary listed in the signature pages thereto, as Lessee.

“Cash Equivalents” means any of the following: (a) readily marketable direct obligations of the Government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the Government of the United States; (b) insured certificates of deposit of or time deposits with any commercial bank that is a member of the Federal Reserve System, issues (or the parent of which issues) commercial paper rated as described in clause (c) below, is organized under the laws of the United States or any state thereof and has combined capital and surplus of at least $1,000,000,000; (c) commercial paper in an aggregate amount of no more than $160,000,000 per issuer outstanding at any time, issued by any corporation organized under the laws of any state of the United States and rated at least “P-1” (or the then equivalent grade) by Moody’s Investors Service, Inc. or “A-1” (or the then equivalent grade) by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.; or (d) obligations issued by any state of the United States of America or any municipality or other political subdivision of any such state or any public instrumentality thereof having, at the time of acquisition, the highest rating obtainable from any of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc. or Fitch Ratings, Inc., including, without limitation, auction rate certificates.

“Certificates” is defined in Section 2.02(c).

“Closing” is defined in Section 2.01(b).

“Closing Cash Balance” means the actual total amount of Unrestricted Cash as of the Closing Determination Date minus any amounts accrued for payment of Transaction Expenses as of the Closing Date, whether payable before or after the Closing Date.

“Closing Cash Target” means an amount equal to the sum of (x) $16.5 million plus (y) the Negative Working Capital Amount as of the Closing Determination Date minus the amount of Excluded Transaction Expenses paid or accrued as of the Closing Date.

“Closing Date” is defined in Section 2.01(b).

“Closing Determination Date” means the close of business on the last day of the month immediately preceding the month in which the Closing Date occurs.

“Closing Working Capital Amount” means the actual aggregate amount of Working Capital of the Company and the Subsidiaries as of the Closing Determination Date minus, without duplication, any amounts accrued for payment of Transaction Expenses and any other current liabilities, whether before or after the Closing Date, which are incurred by the Company and the Subsidiaries after the Closing Determination Date, other than in the ordinary course of business consistent with past practice. For purposes of illustration, if the Closing Determination Date occurs on September 30 and the Closing Date occurs on October 12, any Transaction Expenses owed by the Company or the Subsidiaries which accrue or are incurred after September 30 would be considered current liabilities as of September 30 for purposes of this definition.

“Code” is defined in Section 2.03(g).

“Common Exchange Ratio” is defined in Section 2.02(a).

“Common Merger Consideration” is defined in Section 2.02(a).

“Common Share” is defined in Section 2.02(a).

“Company” is defined in the preamble.

“Company Balance Sheet” is defined in Section 4.07(a).

“Company Balance Sheet Date” is defined in Section 4.07(a).

“Company Common Stock” is defined in Section 2.02(a).

“Company Disclosure Schedule” is defined in Section 2.05.

“Company Employees” is defined in Section 4.12(a).

“Company Financial Statements” is defined in Section 4.07(a).

“Company Indemnified Party” is defined in Section 10.01(b).

“Company Insiders” is defined in Section 8.21.

“Company Plan” is defined in Section 4.12(a).

“Company Preferred Liquidation Shares” means the portion of the 31,300,000 Parent Common Shares issuable in the Merger that would be allocable to the holders of outstanding Series A Preferred Stock as of the Effective Time (assuming the exercise, conversion or exchange of all outstanding rights, warrants, options, convertible securities or indebtedness or other rights exercisable, convertible or exchangeable for or into, directly or indirectly, Series A Preferred Stock whether at the time of issue or upon the passage of time or the occurrence of some future event) if the Merger were deemed to constitute a “Liquidation Event” or an “Acquisition” within the meaning and for purposes of the Company’s Restated Charter (excluding any additional Parent Common Shares that would be issuable to the holders of the Series A Preferred Stock after giving effect to Article IV, Section 3(b) of the Company’s Restated Charter).

“Company Representatives” is defined in Section 8.03(b).

“Company Securities” is defined in Section 4.05.

“Company Stock Plans” means (a) the Florida Digital Network, Inc. 2003 Equity Compensation Plan, (b) the Florida Digital Network, Inc. 2001 Equity Compensation Plan and (c) the Amended Florida Digital Network, Inc. 1999 Stock Option Plan.

“Company Stockholder Approval” is defined in Section 4.02(c).

“Company Termination Fee” is defined in Section 11.02(b).

“Company Updated Disclosure Schedule” is defined in Section 8.22(a).

“Company 401(k) Plan” means the Florida Digital Network, Inc. 401(k) Plan.

“Company’s Restated Charter” means the Sixth Amended and Restated Certificate of Incorporation of Florida Digital Network, Inc. filed with the Secretary of State of the State of Delaware on April 7, 2003.

“Confidentiality Agreement” is defined in Section 8.11.

“Continuing Employees” is defined in Section 8.15.

“Contracts” is defined in Section 4.16.

“Controlled Group” is defined in Section 4.12(c).

“Debt” with respect to any Person, means, at any time without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than trade payables not overdue by more than 90 days incurred in the ordinary course of such Person’s business, unless such trade payables overdue by more than 90 days are contested in good faith by such Person), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (e) all obligations of such Person as lessee under leases that are or should be capitalized in accordance with GAAP, (f) all obligations of such Person under acceptance, letter of credit or similar facilities, (g) all obligations of such Person in respect of interest rate or currency hedging agreements, (h) all obligations of such Person to guarantee any Debt, leases, dividends or other payment obligations and (i) all indebtedness and other payment obligations referred to in clauses (a) through (h) above of another Person secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness or other payment obligations.

“Deductible Amount” is defined in Section 10.01(e).

“Delaware Law” is defined in the recitals hereto.

“Designated Officer” is defined in Section 5.08(k).

“DGCL” is defined in the recitals hereto.

“Dissenting Shares” is defined in Section 2.02(b).

“DOJ” is defined in Section 8.08(b).

“Effective Time” is defined in Section 2.01(c).

“Environmental Laws” is defined in Section 4.18(d).

“Environmental Permits” is defined in Section 4.18(d).

“ERISA” is defined in Section 4.12(a).

“Escrow Agent” is defined in Section 10.05(a).

“Escrow Agreement” means the Escrow Agreement, in substantially the form attached hereto as Exhibit H, among Parent, the Stockholders’ Representative and the Escrow Agent, to be entered into at the Closing.

“Escrow Amount” is defined in Section 2.03(b).

“Escrow Fund” is defined in Section 10.05(a).

“Escrow Fund Stockholders” means, collectively, the Principal Stockholders and any other Stockholder who prior to the Closing executes and delivers to Parent and the Stockholders’ Representative a letter agreement under which such other Stockholder agrees to be an Escrow Fund Stockholder for purposes of this Agreement and the Escrow Agreement.

“Excess Cash Distributions” means distributions by the Company of Unrestricted Cash between the date hereof and the Closing Date in an amount which may not exceed (a) $4,000,000 in the aggregate during such period and (b) on the date of any such distribution, the amount by which the amount of Unrestricted Cash exceeds the Minimum Cash Requirement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” is defined in Section 2.03(a).

“Excluded Transaction Expenses” means Transaction Expenses up to an aggregate amount of $750,000, which for purposes of this definition shall consist solely of (a) fees and expenses of outside legal counsel, accountants and other advisors, (b) an amount equal to 50% of the filing fee payable by Parent to comply with applicable requirements of the HSR Act and (c) the costs of the “tail” insurance policy which the Company is required to procure pursuant to Section 8.14(b).

“Fair Market Value” means, as of any date of determination, the volume weighted average of the per share selling price of one Parent Common Share on Nasdaq (or if the Parent Common Shares are not traded on Nasdaq, on the principal securities exchange, interdealer quotation system or other securities market on which the Parent Common Shares are then traded) for the 20 consecutive trading days ending on the second Business Day prior to such date of determination, as reported by Bloomberg Financial Markets (or such other source as a majority of the Principal Stockholders entitled to receive a majority of the Merger Consideration and Parent may agree); provided that if the Parent Common Shares are so traded but the selling price thereof is not reported, the average of the last bid and ask prices for one Parent Common Share for such period of 20 consecutive trading days. The Fair Market Value as of the date hereof is $4.4688.

“FCC” is defined in Section 4.27.

“FTC” is defined in Section 8.08(b).

“GAAP” is defined in Section 4.07(a).

“Hazardous Substances” is defined in Section 4.18(d).

“HSR Act” is defined in Section 4.03.

“Indemnified Party” is defined in Section 10.01(c).

“Indemnifying Party” is defined in Section 10.01(c).

“Intellectual Property Right” is defined in Section 4.17.

“IRUs” is defined in Section 4.21(b).

“Leased Real Property” is defined in Section 4.21(a).

“Lien” is defined in Section 4.04.

“Liquidation Per Share Ratio” means the Company Preferred Liquidation Shares multiplied by a fraction, the numerator of which shall be the Series A Liquidation Amount (as defined in the Company’s Restated Charter) for any outstanding share of Series A Preferred Stock as of the Effective Time, and the denominator of which shall be the Series A Liquidation Amount for all outstanding shares of Series A Preferred Stock as of the Effective Time.

“Losses” is defined in Section 10.01(a).

“Material Adverse Effect” means a material adverse effect on (a) the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Subsidiaries, taken as a whole; provided, however, that for purposes of this Agreement none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or could be expected to be, a Material Adverse Effect unless, in each such case, any such item has a disproportionate effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Company and the Subsidiaries, taken as a whole, relative to the effect of such item on other companies in the telecommunications industry generally or on competitive local exchange carriers in particular: (i) any adverse change, event, development or effect arising from or relating to (A) general business or economic conditions, (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP or (E) changes in law, rules, relations, orders or other binding directives issued by any governmental entity; (ii) any adverse change applicable to the telecommunications industry generally or to competitive local exchange carriers in particular; or (iii) any effect arising from compliance by Parent, the Company or any Principal Stockholder with the terms of this Agreement or the other Transaction Agreements; or (b) the ability of the Company or any Principal Stockholder to perform its obligations under this Agreement.

“Merger” is defined in the recitals hereto.

“Merger Co.” is defined in the preamble.

“Merger Co. Common Stock” is defined in Section 2.02(a).

“Merger Consideration” is defined in Section 2.02(a).

“Minimum Cash Requirement” means, as of any date of determination, Unrestricted Cash in an amount equal to the sum of (x) $16.5 million plus (y) the Negative Working Capital as of such date of determination minus Excluded Transaction Expenses which have been paid or accrued as of such date of determination up to an aggregate amount of $750,000.

“Mpower Escrow Amount” means an amount of approximately $1,498,866 as of August 31, 2004, which is held in escrow for the benefit of the Company pursuant to the Escrow Agreement, dated as of January 13, 2003, among the Company, Mpower Holding Corporation, Mpower Communications Corp., Mpower Lease Corporation and JPMorgan Chase Bank.

“Multiemployer Plan” is defined in Section 4.12(e).

“Nasdaq” is defined in Section 2.02(c).

“Negative Working Capital Amount” means, as of any date of determination, the amount of total current liabilities (excluding offsetting current liabilities relating to the potential liabilities secured by the Mpower Escrow Amount) of the Company and the Subsidiaries as of such date minus the amount of total current assets (excluding cash and Cash Equivalents including, without duplication, the Mpower Escrow Amount) of the Company and the Subsidiaries as of such date, calculated in accordance with and in a manner consistent with the policies and procedures used in preparing the Working Capital Worksheet and consistent with GAAP (including, without limitation, capitalization policies, reserve policies, accounts payable practices, and accruals for any deferred expenses or Taxes or the applicable portion thereof, all in accordance with GAAP).

“Notice of Loss” is defined in Section 10.01(c).

“Order” is defined in Section 4.10.

“Owned Real Property” is defined in Section 4.21(a).

“Parent” is defined in the preamble.

“Parent Balance Sheet” is defined in Section 5.07.

“Parent Balance Sheet Date” is defined in Section 5.07.

“Parent Charter Amendment” means the amendment to Parent’s Restated Certificate of Incorporation in the form attached hereto as Exhibit I.

“Parent Common Share” is defined in Section 2.02(a).

“Parent Common Stock” is defined in Section 2.02(a).

“Parent Credit Agreement” means, collectively, (a) the Parent Senior Credit Agreement and (b) the Parent Junior Credit Agreement.

“Parent Current SEC Reports” is defined in Section 5.05.

“Parent Disclosure Schedule” is defined in Section 5.03.

“Parent Indemnified Party” is defined in Section 10.01(a).

“Parent Junior Credit Agreement” means the Credit Agreement, dated as of October 6, 2003, as amended from time to time, among Parent, the Parent Subsidiary signatory thereto, as Borrower, the Subsidiary Guarantors named therein, as Subsidiary Guarantors, the Lenders named therein, as Lender Parties, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent.

“Parent Leased Real Property” means as or the date hereof, a lease or similar agreement under which Parent or a Parent Subsidiary is lessee of, or holds or operates, any real property owned by any third Person, except those which are terminated by Parent or such Parent Subsidiary without penalty on 30 days’ or less notice or which provide for annual lease payments of less than $112,500.

“Parent Material Adverse Effect” means a material adverse effect on (a) the condition (financial or otherwise), business, assets, liabilities or results of operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that for purposes of this Agreement none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been or could be expected to be, a Parent Material Adverse Effect unless in each such case any such item has a disproportionate effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of the Parent and the Parent Subsidiaries, taken as a whole, relative to the effect of such item on other companies in the telecommunications industry generally or on competitive local exchange carriers in particular: (i) any adverse change, event, development or effect arising from or relating to (A) general business or economic conditions, (B) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (D) changes in GAAP or (E) changes in law, rules, relations, orders or other binding directives issued by any governmental entity; (ii) any adverse change applicable to the telecommunications industry generally or to competitive local exchange carriers in particular; or (iii) any effect arising from compliance by Parent, the Company or any Principal Stockholder with the terms of this Agreement or the other Transaction Agreements; or (b) Parent’s ability to perform its obligations under this Agreement.

“Parent Material Contracts” means, collectively, each Contract to which Parent or a Parent Subsidiary is a party or bound which constitutes a “material contract” of Parent and the Parent Subsidiaries, as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

“Parent Owned Real Property” means real property owned by Parent or a Parent Subsidiary.

“Parent Permits” is defined in Section 5.15.

“Parent Plan” is defined in Section 5.12(a).

“Parent Principal Stockholders” means, collectively, Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners IV, L.P.

“Parent Proxy Statement” means the proxy statement to be furnished by Parent in connection with the Parent Stockholder Proposals and any other matters to be considered at the Parent Stockholders Meeting, together with any supplements or amendments thereto.

“Parent Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Shares in connection with the Merger pursuant to and as provided in this Agreement.

“Parent Representatives” is defined in Section 8.03.

“Parent SEC Reports” is defined in Section 5.06(a).

“Parent Securities” is defined in Section 5.05.

“Parent Senior Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of October 6, 2003, as amended from time to time, among Parent, the Parent Subsidiary signatory thereto, as Borrower, the Subsidiary Guarantors named therein, as Subsidiary Guarantors, the Lenders named therein, as Lender Parties, and Wells Fargo Bank Minnesota, National Association, as Administrative Agent and Collateral Agent.

“Parent Series A Charter Amendment” means the amendment to the certificate of designation of Parent’s 8% Series A Convertible Redeemable Preferred Stock referred to in the letter agreement, dated as of the date hereof, among Parent and the stockholders of Parent listed on the signature pages thereto.

“Parent Stockholder Approval” means approval of the Parent Stockholder Proposals.

“Parent Stockholders Meeting” is defined in Section 8.02(b).

“Parent Stockholder Proposals” means proposals, to be submitted at the Parent Stockholders Meeting, for approval by the stockholders of Parent of (a) issuance by Parent of Parent Common Shares in connection with the Merger pursuant to and as provided in this Agreement and (b) the Parent Charter Amendment.

“Parent Stock Option” is defined in Section 2.05.

“Parent Subsidiary” means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by Parent and/or one or more Parent Subsidiaries.

“Parent Updated Disclosure Schedule” has the meaning set forth in Section 8.22(b).

“Parent 10-K” is defined in Section 5.05.

“Parent’s Stock Incentive Plan” means the ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan, as amended from time to time.

“Permits” is defined in Section 4.15.

“Permitted Liens” means (a) statutory Liens securing payments not yet due, (b) Liens securing Debt that will be released effective prior to or as of the Closing Date, (c) Liens arising pursuant to leases of property that are capitalized in accordance with GAAP, (d) Liens not securing Debt for borrowed money which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of real or personal property and (e) statutory Liens incurred or deposits made in the ordinary course of business in connection with worker’s compensation, employment insurance and other social security legislation.

“Person” is defined in Section 2.03(d) and, for purposes of Section 8.04, Section 8.04(a).

“Per Share Ratio” means a fraction, the numerator of which shall be the positive number, if any, which is equal to 31,300,000 minus the Company Preferred Liquidation Shares, and the denominator of which shall be the number of Common Shares outstanding as of the Effective Time (assuming the exercise, conversion or exchange of all outstanding rights, warrants, options, convertible securities or indebtedness or other rights exercisable, convertible or exchangeable for or into, directly or indirectly, Company Common Stock whether at the time of issue or upon the passage of time or the occurrence of some future event, including the conversion into Company Common Stock of all shares of Series A Preferred Stock outstanding as of the Effective Time).

“Pre-Closing Tax Period” is defined in Section 4.11(a).

“Principal Stockholders” is defined in the preamble.

“PUHCA” is defined in Section 4.28.

“Registration Rights Agreement” means a registration rights agreement, in substantially the form attached hereto as Exhibit C, among Parent and the Principal Stockholders, to be entered into at the Closing, provided, that if, at the Effective Time (without giving effect to the Transactions) the Board of Directors of Parent shall have more than nine authorized and serving directors, the form of Registration Rights Agreement attached as Exhibit C hereto shall be modified prior to execution and delivery thereof to grant to the Principal Stockholders the same shelf registration rights granted to the WCAS Securityholders (as such term is defined in the WCAS Registration Rights Agreement) in the WCAS Registration Rights Agreement.

“Regulatory Law” is defined in Section 8.08(b).

“Release” is defined in Section 4.18(d).

“Released Parties” is defined in Section 8.18.

“Releasing Parties” is defined in Section 8.18.

“Returns” is defined in Section 4.11(a).

“Revised Working Capital Worksheet” means the Working Capital Worksheet as revised to include all changes to the Working Capital of the Company and the Subsidiaries between June 1, 2004 and the Closing Determination Date.

“SEC” is defined in Section 5.06(a).

“Section 16 Information” is defined in Section 8.21.

“Section 262” is defined in Section 2.02(b).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Preferred Exchange Ratio” is defined in Section 2.02(a).

“Series A Preferred Merger Consideration” is defined in Section 2.02(a).

“Series A Preferred Share” is defined in Section 2.02(a).

“Series A Preferred Stock” is defined in Section 2.02(a).

“Shares” is defined in Section 2.02(a).

“Stock Restriction Agreements” means, collectively, those certain Amended and Restated 2004 Stock Restriction Agreements, dated as of June 30, 2004, between the Company and Matthew Blocha, James DaBramo, Michael P. Gallagher and Ryan Hand, respectively.

“Stockholders” means holders of Shares entitled to Merger Consideration (other than cash in lieu of a fractional share).

“Stockholders’ Representative” is defined in Section 8.20.

“Subsidiary” is defined in Section 4.06(a).

“Subsidiary Securities” is defined in Section 4.06(b).

“Superior Proposal” is defined in Section 8.04(b).

“Survival Period” is defined in Section 10.02.

“Surviving Corporation” is defined in Section 2.01(a).

“Surviving Corporation Common Stock” is defined in Section 2.02(a).

“Tax” means (a) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any governmental authority responsible for the imposition of any such tax (domestic or foreign), (b) liability for the payment of any amount of the type described in clause (a) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group (other than such a group of which, with respect to Article 4, the Company or any Subsidiary is the common parent), or a party to any agreement or arrangement, as a result of which liability of, with respect to Article 4, the Company or any Subsidiary, to a taxing authority is determined or taken into account with reference to the liability of any other Person, and (c) liability of, with respect to Article 4, the Company or any Subsidiary, for the payment of any amount as a result of being party to any tax sharing agreement (or any similar contract or arrangement) or with respect to the payment of any amount of the type described in clause (a) or (b) immediately above as a result of any existing express obligation (including, but not limited to, an indemnification obligation).

“Tax Asset” is defined in Section 4.11(d).

“Termination Date” is defined in Section 11.01(b).

“Third Party Claim” is defined in Section 10.01(d).

“Transaction Agreements” means, collectively, this Agreement, the Amended and Restated Governance Agreement, the Registration Rights Agreement and the Escrow Agreement.

“Transaction Expenses” means any fees and expenses incurred by the Company or any Subsidiary in connection with or payable upon consummation of the Transactions, including the fees contemplated in Section 8.14(b) or 12.03.

“Transactions” means the transactions contemplated by the Transaction Agreements, including the Merger and the issuance and delivery of the Parent Common Shares pursuant to the terms of this Agreement.

“Unrestricted Cash” means, as of any date of determination, cash in an amount which, in accordance with GAAP, is immediately available for use and is recorded on the consolidated balance sheet of the Company (which shall be prepared in accordance with GAAP applied on a consistent basis) as of the last day of the calendar month ended immediately prior to such date of determination as “cash and cash equivalents” and shall exclude (a) the amount of cash which, in accordance with GAAP, is required to be recorded on such consolidated balance sheet of the Company as “restricted cash” and (b) the Mpower Escrow Amount.

“WCAS Registration Rights Agreement” means the Registration Rights Agreement, dated as of October 6, 2003, as amended, among Parent and the securityholders of Parent listed on the signature pages thereof.

“WCAS Voting Agreement” is defined in the recitals hereto.

“Working Capital” means, as of any date of determination, the amount of total current assets (including cash and Cash Equivalents) of the Company and the Subsidiaries as of such date minus the amount of total current liabilities of the Company and the Subsidiaries as of such date, calculated in accordance with and in a manner consistent with the policies and procedures used in preparing the Working Capital Worksheet and consistent with GAAP (including, without limitation, capitalization policies, reserve policies, accounts payable practices, and accruals for any deferred expenses or Taxes or the applicable portion thereof, all in accordance with GAAP).

“Working Capital Target” means $16,500,000 minus Excluded Transaction Expenses paid or accrued as of the Closing Date.

“Working Capital Worksheet” means the calculation of Working Capital attached hereto as Exhibit D.

ARTICLE 2

PLAN OF MERGER

Section 2.01. The Merger.

(a) At the Effective Time (as defined below), Merger Co. shall be merged with and into the Company in accordance with the DGCL, whereupon the separate existence of Merger Co. shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b) The closing of the Merger (the “Closing”) shall be held at the offices of Hogan & Hartson L.L.P., 555 Thirteenth St., N.W., Washington, D.C. 20004, as soon as practicable, but no later than two Business Days after the last day of the month in which the satisfaction or, to the extent permitted hereunder, waiver of each condition set forth in Article 9 occurs, or at such other time and place as the parties hereto shall agree. The date on which the Closing occurs is referred to herein as the “Closing Date.” At the Closing, the Company and Merger Co. shall duly execute and deliver a certificate of merger to the Secretary of State of the State of Delaware for filing under Section 251 of the DGCL and make all other filings or recordings required by the DGCL in connection with the Merger.

(c) The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later date or time as is specified in the certificate of merger (the “Effective Time”). From and after the Effective Time, the Surviving Corporation shall possess all of the property, rights, privileges, immunities, powers and franchises and be subject to all of the debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Co., all as provided under this Agreement and the DGCL.

Section 2.02. Conversion of Shares.

(a) At the Effective Time:

(i) each share (each, a “Common Share”) of common stock, par value $0.00000001 per share, of the Company (the “Company Common Stock”) held by the Company as treasury stock or owned by Parent or any subsidiary of Parent immediately prior to the Effective Time shall be cancelled and retired, and no payment shall be made with respect thereto;

(ii) each share of common stock, par value $0.01 per share, of Merger Co. (the “Merger Co. Common Stock”) outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.00000001 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”), with the same rights, powers and privileges as the shares so converted;

(iii) each Common Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in this Section 2.02(a) and Section 2.02(b), be converted into the right to receive from Parent a number of fully paid and nonassessable shares (each, a “Parent Common Share”) of the common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”) equal to the Per Share Ratio (the “Common Exchange Ratio”) (together with any cash paid in respect of fractional shares pursuant to Section 2.02(c), the “Common Merger Consideration”); and

(iv) each share (each a “Series A Preferred Share” and, together with the Common Shares, the “Shares”) of Series A Preferred Stock, par value $.01 per share, of the Company (the “Series A Preferred Stock”) outstanding immediately prior to the Effective Time shall, except as otherwise provided in Section 2.02(b), be converted into the right to receive from Parent a number of fully paid and nonassessable Parent Common Shares equal to the sum of (A) the Liquidation Per Share Ratio plus (B) (x) the Per Share Ratio multiplied by (y) the number of Common Shares into which such Series A Preferred Share is convertible as of the Effective Time (the “Series A Preferred Exchange Ratio”) (together with any cash paid in respect of fractional shares, the “Series A Preferred Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”).

(b) Notwithstanding anything in this Agreement to the contrary, each Share that is held by a holder (i) who has not voted in favor of the Merger or consented thereto in writing, (ii) who shall have properly demanded in writing appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and (iii) who has neither effectively withdrawn nor lost the right to such payment (each such share, a “Dissenting Share” and collectively, the “Dissenting Shares”) shall not be converted into the right to receive Merger Consideration as provided in Section 2.02(a), but rather the holders of Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, Merger Consideration as provided in Section 2.02(a) (subject to deposit into the Escrow Fund in accordance with Sections 2.03(b) and 10.05(a) of the number of Parent Common Shares representing the portion of the Escrow Amount allocable to such holder). The Company shall serve prompt notice to Parent of any written demands received by the Company for appraisal of any Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

(c) No certificates or scrip representing less than one Parent Common Share shall be issued in exchange for Shares upon the surrender for exchange of a certificate which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”). In lieu of any such fractional Parent Common Share, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Common Share upon surrender of Certificates for exchange shall be paid upon such surrender (and after taking into account all Certificates surrendered by such holder) cash (without interest) in an amount equal to such fraction multiplied by the Fair Market Value as of the Closing Date.

Section 2.03. Surrender and Payment.

(a) Parent shall serve as, or appoint, an agent (the “Exchange Agent”) for the purpose of exchanging certificates representing Shares for the Merger Consideration; provided that any such agent appointed by Parent shall be reasonably acceptable to the Company. Parent shall cause Merger Co. to make available to the Exchange Agent, immediately prior to the Effective Time, the Merger Consideration to be exchanged or paid in respect of the Shares, other than such portion of the Merger Consideration which constitutes the Escrow Amount. The Surviving Corporation shall send, or shall cause the Exchange Agent to send, to each holder of Shares (i) a letter of transmittal for use in such exchange (which shall be in form and substance reasonably satisfactory to the Company and shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent) and (ii) instructions to effect the surrender of the Certificates in exchange for the Merger Consideration.

(b) Each holder of Shares that have been converted into a right to receive the Merger Consideration, upon surrender to the Exchange Agent of a Certificate or Certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares, shall be entitled to receive the Merger Consideration payable in respect of such Shares (subject to deposit into the Escrow Fund in accordance with this Section 2.03(b) and Section 10.05(a) of the number of Parent Common Shares representing the portion of the Escrow Amount allocable to such holder). The holder of such Certificate, upon its exchange for Parent Common Shares, shall also receive any dividends or other distributions to which such holder is entitled pursuant to Section 2.03(c). Certificates surrendered shall forthwith be cancelled following the Effective Time. Until so surrendered, each such Certificate, following the Effective Time, shall represent for all purposes only the right to receive such Merger Consideration. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Section 10.05(a), Parent, on behalf of the Stockholders, shall cause to be delivered to the Escrow Agent Certificates representing 3,356,606 of the Parent Common Shares that constitute the Merger Consideration (the “Escrow Amount”) allocated among the Stockholders on a pro rata basis determined in accordance with each Stockholder’s ownership of Company Common Stock immediately prior to the Effective Time on an as converted basis and without regard to the liquidation preference attributable to any shares of Series A Preferred Stock held by any such Stockholder, which Certificates shall be registered in the name of the Escrow Agent as nominee for the holders of Certificates canceled pursuant to this Section 2.03(b). Such Parent Common Shares shall be beneficially owned by such holders, shall be held in escrow by the Escrow Agent and shall be applied solely to satisfy indemnification claims under Section 10.01(a) of this Agreement, all as provided in the Escrow Agreement. To the extent not applied for such purpose, such Parent Common Shares shall be released from the Escrow Fund, as and when provided in the Escrow Agreement.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Shares such holder is entitled to receive until the holder of such Certificate shall surrender such Certificate in accordance with the provisions of this Section 2.03. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the Certificates representing whole Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Common Shares.

(d) If any Certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition to the issuance therefor that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such exchange shall have paid to the Exchange Agent any transfer or other taxes required as a result of the issuance of a Certificate for Parent Common Shares in any name other than that of the registered holder of such Shares, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. For purposes of this Agreement, “Person” means a natural person, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

(e) After the Effective Time, there shall be no further registration of transfers of Shares. If, after the Effective Time, Certificates representing Shares are presented to the Surviving Corporation, such Certificates shall be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(f) None of Parent, Merger Co., any Principal Stockholder or the Company or any of their respective Affiliates shall be liable to any holder of Shares for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to the Agreement to any holder of Shares, and from any cash dividends or other distributions that the holder is entitled to receive under Section 2.03(c), such amounts as the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (together with the rules and regulations promulgated thereunder, the “Code”), or any provision of state, local or non-United States tax law. To the extent that amounts are so withheld by the Exchange Agent, such portion of the Merger Consideration and other such amounts payable under Section 2.03(c) that are withheld shall be treated for all purposes of this Agreement as having been received by the holder of the Shares in respect of which such deduction and withholding was made by the Exchange Agent.

(h) Any portion of the Certificates evidencing the Parent Common Shares, of the cash to be paid in respect of fractional Parent Common Shares, of the cash or other property in respect of dividends or other distributions supplied to the Exchange Agent or of the cash portion of the Merger Consideration, if any, which remains unclaimed by the Stockholders six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his Shares for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration and any dividends or distributions with respect to Parent Common Shares.

Section 2.04. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration and any dividends or other distributions as may be required pursuant to this Article 2; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.05. Stock Options and Warrants; Stock Restriction Agreements.

(b) Following the Effective Time, each option to purchase Parent Common Shares (a “Parent Stock Option”) outstanding as of the Effective Time shall continue in effect in accordance with the terms and conditions of each such Parent Stock Option. At the Effective Time, each stock option and warrant to purchase Shares or any other capital stock of the Company or any Subsidiary outstanding, whether or not vested or exercisable, and each other commitment or agreement to issue Shares or any other capital stock of the Company or any Subsidiary, including without limitation, all such stock options, warrants and commitments or agreements to issue Shares or any other capital stock of the Company or any Subsidiary set forth in Sections 4.05 and 4.06 of the written disclosure schedule previously delivered by the Company to Parent (the “Company Disclosure Schedule”), shall be cancelled without the payment of any consideration, and the Company and the Subsidiaries shall obtain all consents and approvals necessary to effect such cancellation.

(c) At the Effective Time, Parent shall assume the Stock Restriction Agreements, and the Parent Common Shares issued in the Merger in exchange for shares of Company Common Stock outstanding under the Stock Restriction Agreements and unvested at the Effective Time shall vest thereafter according to the applicable vesting schedule set forth in, and shall otherwise to be subject to the terms and conditions of, the Stock Restriction Agreements.

Section 2.06. Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Parent Common Shares shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split up, combination, exchange of shares or similar event or a stock dividend or dividend on the Parent Common Shares payable in any securities shall be declared with a record date within such period, the Per Share Ratio shall be appropriately adjusted to provide to the holders of Company Common Stock and the holders of Series A Preferred Stock, as applicable, with the same economic effect as contemplated by this Agreement prior to such event.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01. Certificate of Incorporation. The certificate of incorporation of the Surviving Corporation shall be the certificate of incorporation of the Company, which shall be amended and restated at the Effective Time as set forth in Exhibit E attached hereto, which is incorporated by reference herein, until such certificate of incorporation is further amended in accordance with applicable law.

Section 3.02. Bylaws. The bylaws of the Merger Co., as set forth in Exhibit F attached hereto, in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable law.

Section 3.03. Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law and the Amended and Restated Governance Agreement, (a) the directors of Merger Co. at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of Merger Co. at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES THE COMPANY

The Company represents and warrants to Parent as follows:

Section 4.01. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not and would not reasonably be expected to have a Material Adverse Effect. The Company has heretofore delivered to Parent or the Parent Representatives true and complete copies of the Company’s certificate of incorporation and bylaws as currently in effect. Such certificate of incorporation and bylaws are in full force and effect and no other organizational documents are applicable to or binding upon the Company.

Section 4.02. Corporate Authorization.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s powers and have been duly and validly authorized by all necessary corporate action under the Company’s constituent documents and applicable provisions of Delaware Law (other than obtaining the Company Stockholder Approval and the filing with the Secretary of State of the State of Delaware of the certificate of merger as required by Delaware Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes a legal, valid and binding agreement of the other parties hereto, constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

(b) The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions (i) approving and adopting this Agreement, the Merger and the other transactions expressly contemplated hereby and requiring the approval of the Board of Directors of the Company, (ii) determining that the terms of the Merger are fair and in the best interests of the Company and its stockholders and that the other transactions expressly contemplated hereby and requiring the approval of the Board of Directors of the Company are in the best interests of the Company and its stockholders, (iii) recommending that the Company’s stockholders adopt this Agreement and (iv) declaring that this Agreement is advisable.

(c) The only vote of holders of any class or series of Company Common Stock and Company Preferred Stock necessary to approve and adopt this Agreement and the Merger (the “Company Stockholder Approval”) is the adoption of this Agreement by (i) the holders of a majority of the outstanding Company Common Stock and Series A Preferred Stock voting together as a single class, with the Series A Preferred Stock voting on an as-converted basis, and (ii) the holders of at least 75% of the outstanding Series A Preferred Stock voting on an as-converted basis. The Company Stockholder Approval may be obtained by the written consent of the Company’s stockholders listed on Section 4.02(c) of the Company Disclosure Schedule under the Company’s certificate of incorporation and bylaws and the DGCL. The affirmative vote of the holders of the Company Common Stock and the Company Preferred Stock, or any of them, is not necessary to consummate any transaction expressly contemplated hereby other than the Merger. Promptly (but in no event more than one Business Day) following the execution and delivery of this Agreement and receipt of the Company Stockholder Approval, the Company shall deliver to Parent a certificate of the Secretary of the Company certifying that the Company Stockholder Approval has been obtained by the written consent of the Company’s stockholders.

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger, do not and shall not require any action by or in respect of, consent or approval of, or filing with, any governmental body, agency, official or authority by or on behalf of the Company or any Subsidiary other than (a) the filing of the certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (c) as set forth in Section 4.03 of the Company Disclosure Schedule; (d) as may be necessary as a result of any facts or circumstances relating solely to Parent, Merger Co. or the other Parent Subsidiaries; and (e) other actions, consents, approvals, filings and notifications, the failure of which to make or obtain would not reasonably be expected to prevent or materially delay the Company or any Principal Stockholder from performing its obligations under this Agreement or prevent or materially delay the consummation of the Transactions.

Section 4.04. Non-contravention. Except as set forth in Section 4.04 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger, do not and shall not (a) contravene or conflict with the certificate of incorporation or bylaws of the Company or the equivalent organizational documents of any Subsidiary, (b) assuming compliance with the matters referred to in Section 4.03, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, writ, injunction, order or decree of any court or governmental authority binding upon or applicable to the Company or any Subsidiary or any of their respective properties or assets, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company or any Subsidiary or to a loss of any benefit to which the Company or any Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon the Company or any Subsidiary or any of their respective properties or assets or any license, franchise, permit or other similar authorization held by the Company or any Subsidiary, or (d) result in the creation or imposition of any Lien on any property or asset of the Company or any Subsidiary, except in the case of clauses (b), (c) and (d) immediately above for any such violation, failure to obtain any such consent or other action, default, right, loss or Lien that, individually or in the aggregate, does not or would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset.

Section 4.05. Capitalization. The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 24,270,604 shares of preferred stock, $.01 par value per share, 12,619,648 shares of which are designated Series A Preferred Stock and 11,650,956 shares of which are designated Series A-1 Preferred Stock. As of the date hereof, there are outstanding 1,846,896 shares of Company Common Stock, 12,619,648 shares of Series A Preferred Stock, and no shares of Series A-1 Preferred Stock. As of the date hereof, there are outstanding options or rights to purchase an aggregate of 370,983 shares of Company Common Stock. As of the date hereof, each Stockholder owns of record the number of Common Shares (other than the Common Shares issuable upon conversion of the Series A Preferred Shares, in accordance with their respective terms, owned of record by such Stockholder as of the date hereof) set forth opposite the name of such Stockholder on Annex 1 under the heading “Common Shares.” As of the date hereof, each Stockholder owns of record the number of Series A Preferred Shares set forth beside the name of such Stockholder on Annex 1 under the heading “Series A Preferred Shares.” All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights. Except as set forth in Section 4.05 of the Company Disclosure Schedule and this Section 4.05, as of the date hereof, there are outstanding (a) no shares of capital stock or other voting securities of the Company, (b) no securities of the Company exercisable, convertible or exchangeable for or into shares of capital stock or voting securities of the Company, (c) no options, warrants, rights of first refusal or other rights to acquire from the Company, any Subsidiary or any of their respective Affiliates, and no obligation of any Principal Stockholder, the Company, any Subsidiary or any of their respective Affiliates to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or any Subsidiary and (d) no equity equivalents, interests in the ownership or earnings of the Company or any Subsidiary or any similar rights (the items in clauses (a), (b), (c) and (d) immediately above being referred to collectively as the “Company Securities”). Except as set forth in Section 4.05 of the Company Disclosure Schedule, there are (i) no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Company Securities and (ii) no preemptive or similar rights with respect to any Company Securities. Except as set forth in Section 4.05 of the Company Disclosure Schedule, there are no bonds, debentures, notes or other Indebtedness of the Company or any Subsidiary having, or exercisable, convertible or exchangeable for or into other securities having, the right to vote on any matters on which stockholders may vote.

Section 4.06. Subsidiaries.

(a) Each Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Agreement, “Subsidiary” means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company and/or one or more Subsidiaries. All Subsidiaries and their respective jurisdictions of incorporation are identified in Section 4.06 of the Company Disclosure Schedule.

(b) Except as set forth in Section 4.06 of the Company Disclosure Schedule, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). All outstanding shares of capital stock of the Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights. Except as set forth in Section 4.06 of the Company Disclosure Schedule, there are outstanding (i) no securities of the Company or any Subsidiary exercisable, convertible or exchangeable for or into shares of capital stock or other voting securities or ownership interests in any Subsidiary, and (ii) no options, warrants, rights of first refusal or other rights to acquire from the Company or any Subsidiary, and no obligation of the Company or any Subsidiary to issue, any capital stock, voting securities or other ownership interests in, or any securities exercisable, convertible or exchangeable for or into any capital stock, voting securities or ownership interests in, any Subsidiary (the items in clauses (i) and (ii) immediately above being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities or any preemptive or similar rights with respect to any Subsidiary Securities. Except as set forth in Section 4.06 of the Company Disclosure Schedule, neither the Company nor any Subsidiary, directly or indirectly, owns any equity or similar interest in, or any interest exercisable, convertible or exchangeable for or into an equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than the Subsidiaries).

Section 4.07. Financial Statements.

(a) The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2002 and December 31, 2003 and the unaudited consolidated financial statements of the Company for the six-months then ended June 30, 2004 delivered to Parent or the Parent Representatives prior to the date hereof (the “Company Financial Statements”) fairly present, in conformity with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto or, in the case of such unaudited consolidated financial statements, subject to normal year-end adjustments), the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. For purposes of this Agreement, “Company Balance Sheet” means the consolidated balance sheet of the Company as of December 31, 2003 and “Company Balance Sheet Date” means December 31, 2003.

(b) The accountants who certified the financial statements referred to in Section 4.07(a), as well the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2001, are independent public accountants within the meaning of the Securities Act.

(c) Except as set forth in Section 4.07(c) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Subsidiary has any Debt.

Section 4.08. Absence of Certain Changes. Except as set forth in Section 4.08 of the Company Disclosure Schedule, since the Company Balance Sheet Date the Company and the Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

(a) as of the date hereof, any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b) as of the date hereof, any revaluation by the Company of any of its assets or any assets of any Subsidiary that would be included in or otherwise affect the calculation of Working Capital as of any date, including but not limited to, writing down the value of inventory or equipment or writing off notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(c) except for the payment of Excess Cash Distributions or for dividends paid in capital stock of the Company in respect of the preferred stock of the Company outstanding on the date hereof in accordance with its present terms, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company (whether in cash, stock or property), any split, combination or reclassification of any of its capital stock, or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company or any Subsidiary;

(d) any amendment of any term of any outstanding security of the Company or any Subsidiary;

(e) as of the date hereof, any incurrence, assumption or guarantee by the Company or any Subsidiary of any indebtedness for borrowed money;

(f) any creation or assumption by the Company or any Subsidiary of any Lien, other than a Permitted Lien, on any material asset, other than in the ordinary course of business consistent with past practice;

(g) as of the date hereof, any making of any loan, advance or capital contributions to or investment (other than investments in cash or cash equivalents in the ordinary course of business) in any Person other than (i) loans, advances or capital contributions to or investments in wholly-owned Subsidiaries made in the ordinary course of business consistent with past practice and (ii) routine salary, travel and expense advances to Company Employees in the ordinary course of business;

(h) as of the date hereof, any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of the Company or any Subsidiary;

(i) any (i) transaction or commitment made, or any contract or agreement entered into, by the Company or any Subsidiary relating to its assets or business (including the acquisition or disposition of any assets) that involved (A) the acquisition of assets (other than in the ordinary course of business consistent with past practice) other than for fair value or that involved an amount in excess of $250,000 or (B) the disposition of assets other than for fair value or that involved an amount in excess of $250,000, (ii) waiver by the Company or any Subsidiary of any material provision contained in any Contract required to be set forth in Section 4.09 of the Company Disclosure Schedule or (iii) settlement by the Company or any Subsidiary of any material dispute under any Contract referred to in clause (ii) immediately above;

(j) as of the date hereof, any change in any method of accounting or accounting practice by the Company or any Subsidiary, except for any such change required by reason of a concurrent change in GAAP as concurred with by the Company’s independent auditors, or any Tax election;

(k) as of the date hereof, any (i) increase in the compensation or fringe benefits of any present or former director, officer or employee of the Company or any Subsidiary, except for increases in salary or wages in the ordinary course of business consistent with past practice, (ii) grant of any severance or termination pay in excess of $50,000 to any present or former director, officer or employee of the Company or any Subsidiary, (iii) loan or advance of money or other property by the Company or any Subsidiary to any of its present or former directors, officers or employees (other than routine salary, travel and expense advances to Company Employees in the ordinary course of business consistent with past practice or in an aggregate amount not in excess of $20,000), (iv) establishment, adoption, entrance into, amendment or termination of any Company Plan or collective bargaining agreement (other than as may be required by the terms of an existing Company Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify such Company Plan or collective bargaining agreement under Sections 401 and 501 of the Code) or (v) grants of any equity or equity-based awards, other than, in the case of each of clauses (i) through (v), pursuant to commitments of the Company or any Subsidiary existing on the date hereof required by contracts set forth in Section 4.08(k) or 4.12 of the Company Disclosure Schedule;

(l) as of the date hereof, any labor dispute, other than routine individual grievances, or, to the knowledge of the Company, any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any Subsidiary, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

(m) as of the date hereof, any cancellation of any material licenses, sublicenses, franchises, permits or similar agreements to which the Company or any Subsidiary is a party, or any written notification to the Company or any Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond its expiration date as in effect on the date hereof; or

(n) any repayments of principal to any Principal Stockholder or their respective Affiliates in respect of indebtedness owed to such Principal Stockholder or its Affiliates or any payment of interest accrued in respect of such indebtedness.

Section 4.09. No Undisclosed Liabilities. Except as set forth in Section 4.09 of the Company Disclosure Schedule, as of the date hereof, there are no liabilities of the Company or any Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability, other than:

(a) liabilities disclosed or provided for in the Company Balance Sheet or the notes thereto;

(b) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business and consistent with past practice;

(c) liabilities under this Agreement;

(d) other undisclosed liabilities which, individually or in the aggregate, are not material to the Company and the Subsidiaries, taken as a whole; and

(e) ordinary course contractual liabilities under contracts entered into prior to or since the Company Balance Sheet Date.

Section 4.10. Litigation. Except as set forth in Section 4.10 of the Company Disclosure Schedule, as of the date hereof, (a) there is no action, suit, hearing, arbitration, proceeding or, to the knowledge of the Company, investigation pending against, affecting or, to the knowledge of the Company, threatened against the Company or any Subsidiary or any of their respective properties or assets before any court, arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely, would reasonably be expected to have a Material Adverse Effect and (b) neither the Company nor any Subsidiary nor any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree, determination, award or settlement agreement (each, an “Order”), except for such Orders as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.11. Taxes. Except as set forth in the Company Balance Sheet (including the notes thereto) or Section 4.11 of the Company Disclosure Schedule:

(a) all Tax returns, statements, reports and forms (including estimated Tax returns and reports and information returns and reports) (collectively, the “Returns”) that are required to be filed with any Taxing authority with respect to any Tax period (or portion thereof) ending on or before the Effective Time (a “Pre-Closing Tax Period”) by or on behalf of the Company or any Subsidiary have been or shall be filed when due (including any applicable extension periods) in accordance with all applicable laws, and as of the time of filing, the Returns were true and complete in all material respects other than with respect to items on such Returns that, if not true and correct in all material respects, would not result in liability for current or past Taxes;

(b) the Company and the Subsidiaries have timely paid, or withheld and remitted to the appropriate Taxing authority, all material Taxes due and payable whether or not shown on any Returns;

(c) the unpaid Taxes of the Company and its Subsidiaries (i) did not, as of the Company Balance Sheet Date, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Company Balance Sheet (rather than any notes thereto) and (i) do not exceed that reserve as adjusted for the passage of time and operations and transactions through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns;

(d) as of the date hereof, there is no material claim (including under any indemnification or Tax sharing agreement), audit, action, suit, proceeding or, to the knowledge of the Company, investigation now pending or threatened against or in respect of any Tax or Tax Asset of the Company or any Subsidiary (“Tax Asset” means any net operating loss, net capital loss, investment Tax credit, foreign Tax credit, charitable deduction or any other credit or Tax attribute which could be carried forward or back to reduce Taxes);

(e) as of the date hereof, there are no Liens for Taxes upon the assets of the Company or the Subsidiaries except for (i) Liens for current Taxes not yet due or (ii) Liens that are being contested in good faith by appropriate proceedings and are set forth in Section 4.11 of the Company Disclosure Schedule;

(f) since December 31, 2001, neither the Company nor any Subsidiary has distributed to its stockholders or security holders stock or securities of a controlled corporation in a transaction that was purported or represented on any Return to be governed by Section 355(a) of the Code;

(g) neither the Company nor any Subsidiary is currently under any obligation to pay any amounts of the type described in clause (b) or (c) of the definition of “Tax,” regardless of whether such Tax is imposed on the Company or any Subsidiary; and

(h) neither the Company nor any Subsidiary has filed a consent under Section 341(f) of the Code concerning collapsible corporations; neither the Company nor any Subsidiary is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; neither the Company nor any Subsidiary is a party to or bound by any Tax allocation or sharing agreement; neither the Company nor any Subsidiary (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any similar provision of state, local or foreign law) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any Person (other than the Company or any Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; neither the Company nor any Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and except as set forth in Section 4.11 of the Company Disclosure Schedule, as of the date hereof, (A) neither the Company nor any Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return and (B) there are no current or, to the knowledge of the Company, pending claims by an authority in a jurisdiction in which the Company or any Subsidiary does not file Tax Returns that the Company or any Subsidiary is or may be subject to Taxation by that jurisdiction.

Section 4.12. ERISA.

(a) Section 4.12 of the Company Disclosure Schedule contains a true and complete list of each Company Plan (other than Company Plans that are written and immaterial, provided that employment, severance or consulting agreements with directors, officers or key employees shall be deemed material for purposes of this Section 4.12(a)). “Company Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, retention, termination, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, and each amendment thereto, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, oral or written, under which (i) any current or former employee, director, agent, partner or consultant of the Company or any Subsidiary (the “Company Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by the Company or any Subsidiary or (ii) the Company or any Subsidiary has had or has any present or future liability.

(b) With respect to each Company Plan, the Company has provided to Parent or the Parent Representatives a current, accurate and complete copy or, with respect to unwritten Company Plans, description thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter as of the date hereof; (iii) any summary plan description and other material written communications by the Company or any Subsidiary to the Company Employees concerning the extent of the benefits provided under a Company Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Company Plans at any time within the twelve months immediately following the date hereof; (v) for the fiscal years ended December 31, 2003, 2002 and 2001 (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (vi) all correspondence, rulings, or opinions issued by the U. S. Department of Labor or the Internal Revenue Service. Each of the Company Plans can be amended, modified or terminated within a period of 30 days without payment of any additional compensation or amount or the additional vesting or acceleration of any such benefits, except to the extent that such vesting is required under the Code upon the complete or partial termination of any Company Plan intended to be qualified within the meaning of Code Section 401(a).

(c) No Company Plan is subject to Title IV of ERISA or is otherwise a Defined Benefit Plan as defined in ERISA Section 3(35) and neither the Company, any Subsidiary, nor any member of their Controlled Group (defined as any organization which is a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m) or (o) of the Code) has incurred any liability pursuant to Title IV of ERISA that remains unsatisfied.

(d) (i) Each Company Plan has been established and administered substantially in accordance with its terms and is in compliance as of the date hereof in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) each Company Plan which is intended to be “qualified” within the meaning of Code Section 401(a) has been determined by the Internal Revenue Service to be so qualified and, to the knowledge of the Company, nothing has occurred as of the date hereof which reasonably could be expected to adversely affect such qualified status; (iii) as of the date hereof, no event has occurred and no condition exists with respect to any Company Plan subject to the requirements of Code Section 401(a) that would subject the Company or the Subsidiaries, either directly or by reason of their affiliation with any member of their Controlled Group, to any Tax, fine, lien, penalty or other liability imposed by ERISA, the

Code or other applicable laws, rules and regulations; and (iv) for each Company Plan with respect to which a Form 5500 has been filed, no material adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(e) No Company Plan is or has been a multiemployer plan within the meaning of ERISA Section 3(37) (a “Multiemployer Plan”). Neither the Company, any Subsidiary nor any member of their Controlled Group has completely or partially withdrawn from any Multiemployer Plan. No termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan that is material in the aggregate has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by the Company, any Subsidiary nor any member of their Controlled Group.

(f) No Company Plan is an ESOP (within the meaning of Section 4975(e)(7) of the Code) or otherwise invests in employer securities (as such term is defined in Section 409(l) of the Code) or is a Voluntary Employees’ Beneficiary Association within the meaning of Section 501(c)(9) of the Code.

(g) Neither the Company, any Subsidiary, nor, to the knowledge of the Company, any other “disqualified person” or “party in interest,” as defined in Code Section 4975 and ERISA Section 3(14), respectively, has engaged in any “prohibited transaction,” as defined in Code Section 4975 or ERISA Section 406, with respect to any Company Plan, nor, to the knowledge of the Company, have there been any fiduciary violations under ERISA which could subject the Company or any Subsidiary (or any officer, director or employee thereof) to any material penalty or tax under ERISA Section 502(i) or Code Sections 4971 and 4975.

(h) With respect to any Company Plan, (i) as of the date hereof, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) as of the date hereof, no facts or circumstances exist that would be reasonably likely to give rise to any such actions, suits or claims, in either case where such actions, suits or claims would reasonably be expected to result in an unfunded liability to the Company or its Affiliates and (iii) as of the date hereof, no filing, application or other matter is pending with the Internal Revenue Service, the United States Department of Labor or any other governmental body.

(i) Except as set forth in Section 4.12(i) of the Company Disclosure Schedule, no Company Plan exists that, as a result of the execution of this Agreement or the Transactions (whether alone or in connection with any subsequent event(s)), would be reasonably likely to result in (i) the payment to any Company Employee of any money or other property, (ii) the provision of any benefits or other rights to any Company Employee or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Company Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code. No amount so disclosed shall be an “excess parachute payment” within the meaning of Code Section 280G.

(j) Neither the Company nor any Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or any Subsidiary, except for coverage required under Section 4980B of the Code.

(k) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any of its Affiliates relating to, or change in employee participation or coverage under, a Company Plan which would increase the expense of maintaining such Company Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2003.

Section 4.13. Labor Matters.

(a) Except as set forth in Section 4.13 of the Company Disclosure Schedule, as of the date hereof, there are no (i) labor strikes, disputes, slowdowns, representation or certification campaigns known to the Company, work stoppages or other concerted activities with respect to employees of any of the Company or any Subsidiary pending or, to the knowledge of the Company, threatened against or affecting the Company or any Subsidiary, (ii) grievance or arbitration proceedings, decisions, side letters, letter agreements, letters of understanding or settlement agreements, in each case, arising out of collective bargaining agreements to which the Company or any Subsidiary is a party or (iii) to the knowledge of the Company, activities or proceedings of any labor union or employee association to organize any such employees.

(b) Except to the extent set forth in Section 4.13 of the Company Disclosure Schedule and except for such matters as, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, there are no pending administrative matters with any federal, provincial, state or local agencies regarding (i) violations or alleged violations of any federal, provincial, state or local wage and hour law or any federal, provincial, state or local law with respect to discrimination on the basis of race, color, creed, national origin, religion or any other basis under such federal, provincial, state or local law, (ii) any claimed violation of Title VII of the 1964 Civil Rights Act, as amended, (iii) any allegation or claim arising out of Executive Order 11246 or any other applicable order relating to governmental contractors or state contractors or (iv) any violation or alleged violation of the Age Discrimination and Employment Act, as amended, or any other federal, provincial, state or local statute or ordinance, or any other applicable laws with respect to wages, hours, employment practices and terms and conditions of employment.

(c) Neither the Company nor any Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or labor organization.

Section 4.14. Compliance with Laws. Except to the extent set forth in Section 4.14 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any Subsidiary is in violation of, has since January 1, 2000 violated, or is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.15. Licenses and Permits. Except as set forth in Section 4.15 of the Company Disclosure Schedule or as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (a) as of the date hereof, the Company or the Subsidiaries own, hold or possess adequate right to use all licenses, certificates, consents, orders, franchises, permits, certificates, approvals or other similar authorizations (the “Permits”) required in connection with the operation of the business of the Company and the Subsidiaries in the same manner as currently operated, (b) as of the date hereof, the Company and the Subsidiaries are in compliance with the Permits, (c) as of the date hereof, the Permits are valid and in full force and effect, (d) neither the Company nor any Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits and (e) none of the Permits shall be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

Section 4.16. Contracts. Section 4.16 of the Company Disclosure Schedule lists, as of the date hereof, all contracts, commitments, understandings and agreements (whether written or oral) (collectively, “Contracts”) to which the Company or any Subsidiary is a party which fall within any of the following categories: (a) Contracts that (i) involved aggregate expenditures or receipts in excess of $500,000 (or with respect to any Costs of Services Contract, $1,000,000) in the aggregate in fiscal 2003 or (ii) are expected to involve aggregate expenditures or receipts in excess of $500,000 (or with respect to any Costs of Services Contract, $1,000,000) in the aggregate in fiscal year 2004; (b) joint venture, partnership and like Contracts; (c) Contracts containing covenants purporting to limit (or that would limit after the Effective Time) the freedom of the Company or any Subsidiary or Affiliate to compete in any line of business or with any Person in any geographic area; (d) Contracts which contain minimum purchase commitments of greater than $500,000 (or with respect to any Costs of Services Contract, $1,000,000) in the aggregate in any twelve month period, all or part of which minimum purchase commitments remain unsatisfied at June 30, 2004; (e) Contracts relating to any outstanding non-cancelable commitment for capital expenditures of the Company or any Subsidiary in excess of $750,000 in the aggregate in any twelve month period; (f) indentures, mortgages, promissory notes, loan agreements, guarantees, letters of credit or other agreements or instruments of the Company or any Subsidiary with commitments for the borrowing or the lending of amounts, by the Company or any Subsidiary; (g) any Contract, note or bond under which the Company or any Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than to the Company or one of the wholly-owned Subsidiaries); (h) any Contract creating or granting any Lien upon any of the properties or assets of the Company or any Subsidiary; (i) any currently effective Contract, or any expired or terminated Contract which has surviving provisions, providing for indemnification of any Person with respect to liabilities relating to any current or former business of the Company, any Subsidiary or any predecessor Person; (j) except for any lease, sublease or similar Contract which is terminable by the Company or any Subsidiary without penalty on notice of 30 days or less, any lease, sublease or similar Contract with any Person (other than the Company or one of the Subsidiaries) under which the Company or one of the Subsidiaries is a lessor or sublessor of, or makes available for use to any person (other than the Company or one of the Subsidiaries), (i) any Leased Real Property or (ii) any portion of any premises otherwise occupied by the Company or one of the Subsidiaries; (k) any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), which is material to the Company and the Subsidiaries taken as a whole); (l) any Contract (other than any Permit) with any governmental authority or with any labor union; (m) any material Contract containing a most favored customer clause or similar provision; (n) the top ten wholesale accounts relating to the provision of private line services, reseller services or carrier services (based on revenue generated in the twelve months prior to the date hereof), top thirty retail accounts (based on revenue of at least $250,000 generated in the twelve months prior to the date hereof) and the Contracts relating to such wholesale and retail accounts; (o) any other Contract not in the ordinary course of business consistent with past practice that is material to the Company and the Subsidiaries, taken as whole, or (p) any Contracts included in the foregoing clauses (a)-(o) (A) that are with dealers that have terms that vary materially from the terms set forth in the forms attached hereto as Section 4.16(p)(A) of the Company Disclosure Schedule, (B) that are with associations that have terms that vary materially from the terms set forth in the forms attached hereto as Section 4.16(p)(B) of the Company Disclosure Schedule, (C) that are referral partner or referral agent agreements that have terms that vary materially from the terms set forth in the forms attached hereto as Section 4.16(p)(C) of the Company Disclosure Schedule, (D) that are private line agreements that have terms that vary materially from the terms set forth in the forms attached hereto as Section 4.16(p)(D) of the Company Disclosure Schedule, or (E) that are operator service agreements that have terms that vary materially from the terms set forth in the forms attached hereto as Section 4.16(p)(E) of the Company Disclosure Schedule. Complete and correct copies of all Contracts referred to in this Section 4.16 of the Company Disclosure Schedule have been made available to Parent or the Parent Representatives by the Company. All Contracts referred to in this Section 4.16 of the Company Disclosure Schedule are, as of the date hereof, valid, binding and in full force and effect and are enforceable by the Company and the Subsidiaries in accordance with their terms, except as may be limited by bankruptcy laws and other similar laws affecting creditors’ rights generally and general principles of equity. Except as set forth in Section 4.16 of the Company Disclosure Schedule and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, as of the date hereof, none of the Company, any Subsidiary nor, to the knowledge of the Company, any other party thereto, is or is alleged to be in violation of or in default in respect of, nor has there occurred any event or condition which (with or without notice or lapse of time or both) would constitute a violation of or default under, any such Contract. As of the date hereof, none of the counterparties to any such Contracts has given notice of termination of, or is seeking to amend, any such Contract.

Section 4.17. Intellectual Property. The Company has identified in Section 4.17 of the Company Disclosure Schedule all material common law trademarks and service marks, all registered trademarks and service marks and registered trade names, as well as all trademarks, service marks or trade names for which applications for registration have been filed, all registered copyrights, all issued patents and patent applications that are owned by the Company and the Subsidiaries, all domain names that are owned by the Company and the Subsidiaries, all material software used by the Company and the Subsidiaries and all material software licenses granted in connection with such material software to the Company and the Subsidiaries (other than, with respect to such software and such software licenses, off-the-shelf commercial or shrinkwrap software and excluding all software or other material that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (such as the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License)). The Company and the Subsidiaries have not distributed to any third party any internally developed software that includes any such “open source software.” Except as set forth in Section 4.17 of the Company Disclosure Schedule, (a) the Company and the Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (b) the Intellectual Property Rights owned by the Company and the Subsidiaries are free from material Liens and (c) to the knowledge of the Company, the Intellectual Property Rights of the Company and the Subsidiaries do not conflict with, infringe upon or misappropriate any Intellectual Property Rights of others and are not being infringed upon or misappropriated by any third party, in each case to the extent that, if sustained, such conflict or infringement, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect. For purposes of this Agreement, “Intellectual Property Right” means any trademark, service mark, trade name, mask work, copyright, patent, software license, other data base, invention, trade secret, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right. All material software used by the Company and the Subsidiaries has been (i) licensed to the Company and the Subsidiaries, as applicable, (ii) developed by employees of the Company or the Subsidiaries within the scope of their employment, or (iii) developed by a third party and assigned to the Company or the Subsidiaries so that, in the case of clause (iii) immediately above, the Company or the Subsidiaries are now the exclusive owner of such software. To the knowledge of the Company, the Company and the Subsidiaries have not disclosed to any third party material confidential information of the Company and the Subsidiaries except pursuant to a Contract that governs the use or disclosure of confidential information of the Company and the Subsidiaries. The Company and the Subsidiaries have not published on their websites or otherwise made generally available any privacy policy regarding the collection, retention, use and distribution of the personal information of individuals, including, without limitation, from visitors to any of such websites.

Section 4.18. Environmental Matters.

(a) Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect:

(i) except as set forth in Section 4.18(a)(i) of the Company Disclosure Schedule, as of the date hereof, no notice, notification, demand, Lien, request for information, citation, summons, complaint or order has been received by the Company or any Subsidiary, and no penalty has been assessed and no action, claim, suit, or proceeding or review is pending or, to the knowledge of the Company, threatened by any governmental entity or other Person against or directed at (as the case may be) the Company or any Subsidiary, and relating to or arising under any Environmental Law;

(ii) except as set forth in Section 4.18(a)(ii) of the Company Disclosure Schedule, to the knowledge of the Company, as of the date hereof, no investigation is threatened or pending by any governmental entity or any Person with respect to the Company or the Subsidiaries which relates to or arises under any Environmental Law;

(iii) except as set forth in Section 4.18(a)(iii) of the Company Disclosure Schedule, as of the date hereof, there are no liabilities of the Company or any Subsidiary under any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and, as of the date hereof, there is no existing condition, situation or set of circumstances which would be reasonably expected to result in any such liability;

(iv) except as set forth in Section 4.18(a)(iv) of the Company Disclosure Schedule, as of the date hereof, the Company and the Subsidiaries are and have been in compliance in all material respects with all applicable Environmental Laws and have obtained and are in compliance in all material respects with all applicable Environmental Permits and have timely filed all applications and renewals for all applicable Environmental Permits, and such Environmental Permits are valid and in full force and effect and shall not be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby;

(v) except as set forth in Section 4.18(a)(v) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has arranged, by contract, agreement or otherwise, for the treatment, storage or disposal of Hazardous Substances;

(vi) except as set forth in Section 4.18(a)(vi) of the Company Disclosure Schedule, no Hazardous Substance has been Released by the Company or any Subsidiary at any property now or previously owned, operated or leased by the Company or any Subsidiary; and

(vii) except as set forth in Section 4.18(a)(vii) of the Company Disclosure Schedule, there are no underground storage tanks used currently or in the past for the management of Hazardous Substances and no polychlorinated biphenyls, asbestos, landfills, or wetlands on any property currently owned, operated or leased by the Company or any Subsidiary.

(b) Prior to the date hereof, the Company has provided to Parent or the Parent Representatives copies of all environmental assessments, reports and audits (and other documents that Parent or the Parent Representatives has requested for review) in its possession or under its control and that relate to compliance with Environmental Laws by the Company or any Subsidiary, or the environmental condition of any real property that the Company or any Subsidiary has owned, operated, or leased. To the knowledge of the Company, any such documents are accurate and complete.

(c) Except as set forth in Section 4.18(c) of the Company Disclosure Schedule, neither the Company nor any Subsidiary owns, leases or operates any real property in New Jersey or Connecticut.

(d) For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Environmental Laws” means any federal, state, provincial, local and foreign law (including, without limitation, common law), treaty, judicial decision, regulation, rule, judgment, order, decree, injunction, permit or governmental restriction or requirement or any agreement or contract with any governmental authority, relating to human health and safety, the environment or to pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substances, wastes or materials.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities required, as applicable, of (i) the Company or any Subsidiary or (ii) Parent or any Parent Subsidiary by applicable Environmental Laws to conduct their businesses and operations, as currently conducted.

“Hazardous Substances” means any pollutant, contaminant, material substance, waste or chemical (including, without limitation, petroleum, its derivatives, by-products and other hydrocarbons); any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material; and any other substance which is regulated by, listed under, or for which liability is imposed under, any applicable Environmental Laws.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances.

Section 4.19. Agreements with Affiliates.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a true and correct list, as of the date hereof, of (i) each contract, commitment, agreement or understanding between any Principal Stockholder or any of such Principal Stockholder’s Affiliates, on the one hand, and the Company or any Subsidiary, on the other hand, (ii) each contract, commitment, agreement or understanding between any portfolio company of any Principal Stockholder or any of such Principal Stockholder’s affiliated investment funds, on the one hand, and the Company or any Subsidiary, on the other hand, (iii) each contract, commitment, agreement or understanding between any officer, director or other Affiliate of the Company or any Subsidiary, on the one hand, and the Company or any Subsidiary, on the other hand and (iv) any amendments, waivers or relinquishments of any rights relating to any such contract, commitment, agreement or understanding referred to in clause (i) or (iii) immediately above that shall remain outstanding after the Closing in accordance with Section 8.06. All such contracts, commitments, agreements, understandings, amendments, waivers or relinquishments were entered into by the Company or a Subsidiary, as applicable, on arm’s length terms and in the ordinary course of business.

(b) Section 4.19(b) of the Company Disclosure Schedule lists the following information about any extensions of credit in the form of a personal loan, within the meaning of the Sarbanes-Oxley Act of 2002, by the Company or any Subsidiary to any executive officer and director of the Company or any Subsidiary outstanding as of the date hereof: (i) the date of such loan; (ii) the nature of such loan; (iii) the maturity date of such loan; (iv) the principal amount outstanding and amortization schedule of such loan; and (v) the interest rate and interest payment schedule of such loan.

Section 4.20. Insurance. The Company and the Subsidiaries carry, or are covered by, insurance with insurers that are financially sound and reputable and in such amounts with such deductibles and against such risks and losses as are reasonable for the business and assets of the Company and the Subsidiaries and is customary for companies similarly situated. Except as set forth in Section 4.20 of the Company Disclosure Schedule, the insurance policies to which this Section 4.20 refers are in full force and effect, and all premiums thereon have been paid. Except as set forth in Section 4.20 of the Company Disclosure Schedule, no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or to materially increase the premiums payable under or not renew any such policy. Neither the Company nor any Subsidiary is in breach or default, and neither the Company or any Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a breach or default, or permit termination or modification, of any of such insurance policies, except, in each case, as set forth in Section 4.20 of the Company Disclosure Schedule.

Section 4.21. Real Property.

(a) Section 4.21(a) of the Company Disclosure Schedule contains a brief description of (i) each parcel of real property owned by the Company or the Subsidiaries (the “Owned Real Property”) and (ii) each option held by the Company or the Subsidiaries to acquire any real property. Section 4.21(a) of the Company Disclosure Schedule sets forth a list of each lease or similar agreement under which the Company or any Subsidiary is lessee of, or holds or operates, any real property owned by any third Person, except those leases or similar agreements which are terminable by the Company or such Subsidiary without penalty on notice of 30 days or less (the “Leased Real Property”).

(b) Except for such matters as, individually or in the aggregate, have not had and would not be reasonably expected to have a Material Adverse Effect or as set forth in Section 4.21(b) of the Company Disclosure Schedule:

(i) the Owned Real Property is in conformance with all deed restrictions and other covenants and conditions recorded or running with the land; the current use and operation of the Owned Real Property is in conformity with the certificates of occupancy issued for such Owned Real Property; all the buildings, structures, equipment and other tangible assets of the Company and the Subsidiaries located on the Owned Real Property are in good condition and repair and are sufficient to support the conduct of their business by the Company and the Subsidiaries after the Effective Time; no portion of the Owned Real Property is situated within an area designated (or to be designated) as a “flood plain” or “flood hazard zone” by any governmental body nor is it subject to a predictable flow of floodwaters or within the boundaries of any proposed floodway program; and all streets adjacent to or abutting the Owned Real Property have been dedicated as “public streets” and have been accepted by the governmental body possessing jurisdictions thereover;

(ii) neither the whole nor any part of any of the Owned Real Property or any Leased Real Property is subject to any pending suit for condemnation or other taking by any governmental body and no such condemnation or other taking is threatened; and

(iii) the Company and the Subsidiaries have all conduits, leases, fee interests, licenses, rights of way, authorizations, permits (including permits for highway, railroad and waterway crossings and any necessary permits or authorizations such as environmental permits) and/or other agreements or rights necessary for (A) the granting of the indefeasible rights of use (“IRUs”) previously granted to their customers, if any, (B) the installation, use and access to the fibers and any related property that are the subject of the IRUs granted to their customers, if any, and (C) the ownership, possession and use of their network, if any.

Section 4.22. Title to Property. Except as set forth in Section 4.22 of the Company Disclosure Schedule, the Company and the Subsidiaries have good, valid and marketable title to each item of Owned Real Property and owned personal property and a valid leasehold interest in each item of Leased Real Property and leased personal property, in each case, free and clear of all Liens, other than Permitted Liens.

Section 4.23. Customers and Suppliers.

(a) Except as set forth in Section 4.23(a) of the Company Disclosure Schedule, as of the date hereof, neither (i) the Company nor any Subsidiary has received notice from any customer, or group of customers that are under common ownership or control, that (A) accounted for at least $250,000 of the aggregate products and services furnished by the Company and the Subsidiaries in the fiscal year ended December 31, 2003 or (B) that is expected to account for at least $250,000 of the aggregate products and services to be furnished by the Company and the Subsidiaries in the fiscal year ending December 31, 2004, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has reduced or shall reduce purchases of, or has sought or is seeking to reduce the price it shall pay for, the Company’s or any Subsidiary’s products or services, nor (ii) has the Company or any Subsidiary received notice from any supplier, or group of suppliers that are under common ownership or control, that (A) accounted for at least $1,000,000 of the aggregate goods and services purchased by the Company or any Subsidiary in the fiscal year ended December 31, 2003 or (B) that is expected to account for at least $1,000,000 of the aggregate goods and services purchased by the Company and the Subsidiaries in the fiscal year ending December 31, 2004, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to the Company or any Subsidiary, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to the Company or a Subsidiary.

(b) Except as set forth in Section 4.23(b) of the Company Disclosure Schedule, and except for requests for call detail records for billing purposes, neither the Company nor any Subsidiary is, as of the date hereof, involved in any dispute with, or has received any notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom the Company or any Subsidiary does business, (i) with respect to any customer, or group of customers that are under common ownership or control, (A) which involves an aggregate amount in excess of $250,000 in the fiscal year ended December 31, 2003 or (B) is expected to involve an aggregate amount in excess of $250,000 in the fiscal year ending December 31, 2004, or (ii) with respect to any supplier, or group of suppliers that are under common ownership or control, (A) which involves an aggregate amount in excess of $1,000,000 in the fiscal year ended December 31, 2003 or (B) is expected to involve an aggregate amount in excess of $1,000,000 in the fiscal year ending December 31, 2004, relating to any transactions or commitments made, or any contracts or agreements entered into, by the Company or any Subsidiary, on one hand, and such Person, on the other hand.

Section 4.24. Corporate Records. The respective minute books of the Company and the Subsidiaries have previously been made available to Parent or the Parent Representatives in their entirety.

Section 4.25. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any Subsidiary who is or might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.

Section 4.26. Inapplicability of Certain Restrictions. The business combination restrictions of Section 203 of the DGCL are inapplicable to the Merger, this Agreement or the other transactions contemplated by this Agreement and no other state takeover statute or similar statute or regulation is or purports to be applicable to the Merger, this Agreement or the Transactions.

Section 4.27. PUHCA. The Company, together with its affiliates (as defined in Section 2(a)(11)(B) of the Public Utility Holding Company Act of 1935, as amended (“PUHCA”) (15 U.S.C. § 79b(a)(11)(B))), is engaged exclusively in the business of providing telecommunications services, information services, other services or products subject to the jurisdiction of the Federal Communications Commission (“FCC”) or products or services that are related or incidental to the provision of any of the foregoing products or services, within the meaning of Section 34(a)(1) of PUHCA (15 U.S.C. § 79z-5c(a)(1)) and the rules and regulations thereunder.

Section 4.28. Investment Company Act. Neither the Company nor any Subsidiary is an “investment company” subject to regulation under the Investment Company Act of 1940, as amended.

Section 4.29. Ultimate Parent Entity. As of the date hereof, and at all times prior to the Effective Time, M/C Venture Partners V, L.P. is and shall be the “ultimate parent entity” (as determined in accordance with the HSR Act and the rules promulgated thereunder) of the Company.

Section 4.30. Information Supplied. None of the information supplied or to be supplied by the Company (except to the extent revised or superseded by amendments or supplements) specifically for inclusion in (a) the Parent Registration Statement shall, at the time the Parent Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Parent Proxy Statement shall, at the date the Parent Proxy Statement is first mailed to Parent’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in the Parent Registration Statement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company and each Principal Stockholder as follows:

Section 5.01. Corporate Existence and Power. Each of Parent and Merger Co. is a corporation duly incorporated, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and has all corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted. Each of Parent and Merger Co. is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has heretofore delivered to the Company true and complete copies of Parent’s and Merger Co.’s respective certificates of incorporation and bylaws as currently in effect. Such certificates of incorporation and bylaws are in full force and effect and no other organizational documents are applicable to or binding upon Parent or Merger Co.

Section 5.02. Corporate Authorization. Each of Parent and Merger Co. has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, and solely with respect to Parent, subject to obtaining the Parent Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by each of Parent and Merger Co. of this Agreement and the other Transaction Agreements to which it is a party and the consummation by Parent and Merger Co. of the Transactions are within the corporate powers of Parent and Merger Co. and have been duly and validly authorized by all necessary corporate and stockholder action (other than obtaining the Parent Stockholder Approval and by Parent as the sole stockholder of Merger Co., which shall be obtained prior to the Effective Time) under the certificates of incorporation and bylaws of Parent and Merger Co. and applicable provisions of Delaware Law, other than the filing with the Secretary of State of the State of Delaware of the certificate of merger as required by Delaware Law. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Co. and the other Transaction Agreements shall have been duly and validly executed and delivered by Parent prior to the Effective Time. Assuming this Agreement constitutes and the other Transaction Agreements when executed and delivered prior to the Effective Time shall constitute legal, valid and binding agreements of the other parties hereto and thereto, this Agreement constitutes a legal, valid and binding agreement of Parent and Merger Co., and each of the other Transaction Agreements when executed and delivered prior to the Effective Time shall constitute legal, valid and binding agreements of Parent, in each case, enforceable against Parent or Merger Co., as applicable, in accordance with their respective terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

Section 5.03. Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Co. of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each of Parent and Merger Co. of the Transactions do not and shall not require any action by or in respect of, consent or approval of, or filing with, any governmental body, agency, official or authority by or on behalf of Parent, Merger Co. or any other Parent Subsidiary other than (a) the filing of the certificate of merger in accordance with Delaware Law; (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Securities Act and the Exchange Act and any applicable state securities or “blue sky” laws; (d) compliance with applicable requirements of Nasdaq; (e) as set forth in Section 5.03 of the written disclosure schedule previously delivered by Parent to the Company (the “Parent Disclosure Schedule”); (f) filings pursuant to the Uniform Commercial Code or otherwise in connection with Liens to be granted in connection with the arrangements relating to the Parent Credit Agreement and the Capital Lease Facility; (g) as may be necessary as a result of any facts or circumstances relating solely to the Company, the Subsidiaries or any Principal Stockholder; and (h) other actions, consents, approvals, filings and notifications, the failure of which to make or obtain would not prevent or materially delay Parent from performing its obligations under this Agreement or prevent or materially delay the consummation of the Transactions.

Section 5.04. Non-contravention. Except as set forth in Section 5.04 of the Parent Disclosure Schedule, the execution, delivery and performance by each of Parent and Merger Co. of this Agreement and the other Transaction Agreements to which it is a party and the consummation by each of Parent and Merger Co. of the Transactions do not and shall not (a) contravene or conflict with the certificate of incorporation or bylaws of Parent or the equivalent organizational documents of the Parent Subsidiaries (including Merger Co.), (b) assuming compliance with the matters referred to in Section 5.03, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, writ, injunction, order or decree of any court or governmental authority binding upon or applicable to Parent or any Parent Subsidiary or any of their respective properties or assets, (c) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of Parent or any Parent Subsidiary or to a loss of any benefit to which Parent or any Parent Subsidiary is entitled under any provision of any agreement, contract or other instrument binding upon Parent or any Parent Subsidiary or any of their respective properties or assets or any license, franchise, permit or other similar authorization held by Parent or any Parent Subsidiary, or (d) result in the creation or imposition of any Lien on any property or asset of Parent, Merger Co. or any other Parent Subsidiary, except in the case of clauses (b), (c) and (d) immediately above for any such violations, failure to obtain any such consent or other action, default, right, loss or Lien that, individually or in the aggregate, does not or would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.05. Capitalization. The authorized capital stock of Parent consists of 350,000,000 Parent Common Shares and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the date hereof, there are outstanding 51,995,971 Parent Common Shares, 342,587 shares of 8% Series A Convertible Redeemable Preferred Stock, par value $0.01 per share, of Parent and 371,083 shares of 8% Series B Convertible Redeemable Preferred Stock, par value $0.01 per share, of Parent. As of the date hereof, there are outstanding options, warrants or rights to purchase an aggregate of 6,941,172 Parent Common Shares. All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable and were not issued in violation of any preemptive or similar rights. Except as set forth in Section 5.05 of the Parent Disclosure Schedule or this Section 5.05, and except as disclosed in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “Parent 10-K”) or the Parent SEC Reports filed after the date of the Parent 10-K but prior to the date hereof (the Parent 10-K and such Parent SEC Reports, the “Parent Current SEC Reports”), as of the date hereof there are outstanding (a) no shares of capital stock or other voting securities of the Parent, (b) no securities of Parent exercisable, convertible or exchangeable for or into shares of capital stock or voting securities of Parent, (c) no options, warrants, rights of first refusal or other rights to acquire from Parent or any Parent Subsidiary, and no obligation of Parent or any Parent Subsidiary to issue, any capital stock, voting securities or securities exercisable, convertible or exchangeable for or into capital stock or voting securities of Parent and (d) no equity equivalents, interests in the ownership or earnings of Parent or any similar rights (the items in clauses (a), (b), (c) and (d) immediately above being referred to collectively as the “Parent Securities”). Except as set forth in Section 5.05 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, as of the date hereof, there are (i) no outstanding obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any Parent Securities, (ii) no preemptive or similar rights with respect to any Parent Securities, and (iii) no bonds, debentures, notes or other Indebtedness of Parent or any Parent Subsidiary having, or exercisable, convertible or exchangeable for or into other securities having, the right to vote on any matters on which stockholders may vote. The Parent Common Shares to be issued by Parent in connection with the Merger have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, shall have been validly issued and shall be fully paid and nonassessable free and clear of all Liens other than as set forth in the Transaction Agreements, and the issuance thereof shall not be subject to any preemptive or other similar right.

Section 5.06. SEC Filings.

(a) Parent has filed with the Securities and Exchange Commission (the “SEC”) all reports, schedules, forms, statements and other documents (including all exhibits thereto) required to be filed by Parent with the SEC under the Securities Act and the Exchange Act since January 1, 2003 (collectively, the “Parent SEC Reports”).

(b) All Parent SEC Reports were prepared in all material respects in accordance with, and complied as to form in all material respects with, the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and did not, as of their respective filing dates, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent corrected in a subsequently filed Parent SEC Report.

Section 5.07. Financial Statements. The audited consolidated financial statements of Parent included in the Parent 10-K and the unaudited consolidated financial statements of Parent for the six months ended June 30, 2004 included in Parent’s Quarterly Report on Form 10-Q filed with the SEC fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto or, in the case of such unaudited consolidated financial statements, subject to normal year-end adjustments), the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and changes in financial position for the periods then ended. For purposes of this Agreement, “Parent Balance Sheet” means the consolidated balance sheet of Parent as of December 31, 2003 set forth in the Parent 10-K and “Parent Balance Sheet Date” means December 31, 2003.

Section 5.08. Absence of Certain Changes. Except as set forth in Section 5.08 of the Parent Disclosure Schedule or in the Parent Current SEC Reports, and except as otherwise contemplated by the Transaction Agreements, since the Parent Balance Sheet Date Parent and the Parent Subsidiaries have conducted their business in the ordinary course consistent with past practice and there has not been:

(a) as of the date hereof, any event, occurrence or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect;

(b) as of the date hereof, any revaluation by Parent of any of its assets that would be included in the calculation of its working capital as of any date, including but not limited to, writing down the value of inventory or equipment or writing off notes or accounts receivable, in each case, other than in the ordinary course of business consistent with past practice;

(c) as of the date hereof, except for dividends paid in capital stock of Parent in respect of the preferred stock of Parent outstanding on the date hereof in accordance with the terms of such preferred stock, any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent (whether in cash, stock or property), any split, combination or reclassification of any of its capital stock, or any repurchase, redemption or other acquisition by Parent or any Parent Subsidiary of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any Parent Subsidiary;

(d) any amendment of any term of any outstanding equity security of Parent or any Parent Subsidiary;

(e) as of the date hereof, any incurrence, assumption or guarantee by Parent or any Parent Subsidiary of any indebtedness for borrowed money in excess of $1,500,000 in the aggregate;

(f) as of the date hereof, any creation or assumption by Parent or any Parent Subsidiary of any Lien, other than a Permitted Lien, on any material asset other than in the ordinary course of business consistent with past practice;

(g) as of the date hereof, any making of any loan, advance or capital contributions to or investment (other than investments in cash or cash equivalents in the ordinary course of business) in any Person other than (i) loans, advances or capital contributions to or investments in wholly-owned Parent Subsidiaries made in the ordinary course of business consistent with past practice and (ii) routine travel, salary and expense advances to employees of Parent or any Parent Subsidiary in the ordinary course of business;

(h) as of the date hereof, any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the business or assets of Parent or any Parent Subsidiary;

(i) as of the date hereof, any transaction or commitment made, or any contract or agreement entered into, by Parent or any Parent Subsidiary relating to its assets or business (including the acquisition or disposition of any assets) in excess of $1,000,000, or any relinquishment by Parent or any Parent Subsidiary of any material contract or other right other than transactions and commitments in the ordinary course of business consistent with past practice and those contemplated by this Agreement;

(j) as of the date hereof, any change in any method of accounting or accounting practice by Parent or any Parent Subsidiary, except for any such change required by reason of a concurrent change in GAAP as concurred with by Parent’s independent auditors, or any Tax election;

(k) as of the date hereof, any (i) increase in the compensation or fringe benefits of any present or former director or chief executive officer, chief operating officer, chief financial officer or any other senior vice-president (each, a “Designated Officer”) of Parent or any Parent Subsidiary (except for (x) increases in salary or wages in the ordinary course of business consistent with past practice and (y) stay bonuses or similar retention payments in an amount not to exceed $10,000 with respect to any individual payment and $100,000 in the aggregate with respect to all such payments), (ii) grant of any severance or termination pay to any present or former director or Designated Officer of Parent or any Parent Subsidiary, other than any such severance or termination pay that is consistent with past practice (iii) loan or advance of money or other property by Parent or any Parent Subsidiary to any of their present or former directors or Designated Officers (other than routine travel, salary and expense advances to Parent Employees in the ordinary course of business), (iv) establishment, adoption, entrance into, amendment or termination of any broad-based option plan (other than as may be required by the terms of an existing Parent Plan, or as may be required by applicable law or in order to qualify under Sections 401 and 501 of the Code) or individual employment agreement with any director or senior vice-president of Parent or the Parent Subsidiaries or (v) grants of any equity or equity-based awards to any director or Designated Officer of Parent or any Parent Subsidiary, other than any such grants that are consistent with past practice, other than in the case of clauses (i) through (v) pursuant to commitments of Parent existing on the date hereof required by contracts set forth in Section 5.08(k) or 5.12 of the Parent Disclosure Schedule;

(l) as of the date hereof, any labor dispute, other than routine individual grievances, or, to the knowledge of Parent, any activity or proceeding by a labor union or representative thereof to organize any employees of Parent or any Parent Subsidiary, which employees were not subject to a collective bargaining agreement at the Parent Balance Sheet Date, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees; or

(m) as of the date hereof, any cancellation of any material licenses, sublicenses, franchises, permits or similar agreements to which Parent or any Parent Subsidiary is a party, or any written notification to Parent or any Parent Subsidiary that any party to any such arrangements intends to cancel or not renew such arrangements beyond its expiration date as in effect on the date hereof.

Section 5.09. No Undisclosed Liabilities. Except as set forth in Section 5.09 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, as of the date hereof, there are no liabilities of Parent or any Parent Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability, other than:

(a) liabilities disclosed or provided for in the Parent Balance Sheet or the notes thereto;

(b) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business and consistent with past practice;

(c) liabilities under this Agreement;

(d) other undisclosed liabilities which, individually or in the aggregate, are not material to the Parent and the Parent Subsidiaries, taken as a whole; and

(e) ordinary course contractual liabilities under contracts entered into prior to the Parent Balance Sheet Date.

Section 5.10. Litigation. Except as set forth in Section 5.10 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, as of the date hereof, (a) there is no action, suit, hearing, arbitration, proceeding or, to the knowledge of Parent, investigation pending against, affecting or, to the knowledge of Parent, threatened against, Parent or any Parent Subsidiary or any of their respective properties or assets before any court, arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely, could reasonably be expected to have a Parent Material Adverse Effect and (b) neither Parent nor any of the Parent Subsidiaries nor any of their respective properties or assets is or are subject to any Order, except for such Orders as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.11. Taxes. Except as set forth in the Parent Balance Sheet (including the notes thereto) or Section 5.11 of the Parent Disclosure Schedule:

(a) all Returns that are material and required to be filed with any Taxing authority with respect to a Pre-Closing Tax Period by or on behalf of Parent or any Parent Subsidiary have been or will be filed when due (including any applicable extension periods) in accordance with all applicable laws, and as of the time of filing, the Returns were true and complete in all material respects;

(b) Parent and the Parent Subsidiaries have timely paid, or withheld and remitted to the appropriate Taxing authority, all material Taxes due and payable whether or not shown on any Returns;

(c) the charges, accruals and reserves for Taxes with respect to Parent and the Parent Subsidiaries for any Pre-Closing Tax Period (including any Pre-Closing Tax Period for which no Return has yet been filed) reflected on the Parent Balance Sheet (excluding any provision for deferred income Taxes) are adequate in accordance with GAAP to cover such Taxes as of the Parent Balance Sheet Date;

(d) as of the date hereof, there is no material claim (including under any indemnification or Tax sharing agreement), audit, action, suit, proceeding, or, to the knowledge of Parent, investigation now pending or threatened in writing against or in respect of any material Tax or Tax Asset of Parent or any Parent Subsidiary;

(e) as of the date hereof, there are no Liens for Taxes upon the assets of any Parent Subsidiary except for (i) Liens for current Taxes not yet due or (ii) that are being contested in good faith by appropriate proceedings;

(f) since December 31, 2001, neither Parent nor any Parent Subsidiary has distributed to its stockholders or security holders stock or securities of a controlled corporation in a transaction that was purported or represented on any Return to be governed by Section 355(a) of the Code;

(g) neither Parent nor any Parent Subsidiary is currently under any obligation to pay any amounts of the type described in clause (b) or (c) of the definition of “Tax,” regardless of whether such Tax is imposed on Parent or any Parent Subsidiary; and

(h) neither Parent nor any Parent Subsidiary has filed a consent under Section 341(f) of the Code concerning collapsible corporations; neither Parent nor any Parent Subsidiary is a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code; neither Parent nor any Parent Subsidiary is a party to or bound by any Tax allocation or sharing agreement; neither Parent nor any Parent Subsidiary (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or any similar provision of state, local or foreign law) filing a consolidated federal income Tax Return (other than a group the common parent of which was Parent) or (ii) has any liability for the Taxes of any person (other than Parent or any Parent Subsidiary) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise; neither Parent nor any Parent Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency; and except as set forth in Section 4.11 of the Parent Disclosure Schedule, as of the date hereof, neither the Parent nor any Parent Subsidiary currently is the beneficiary of any extension of time within which to file any Tax Return and there are no current or pending claims by an authority in a jurisdiction in which Parent or any Parent Subsidiary does not file Tax Returns that Parent or any Parent Subsidiary is or may be subject to Taxation by that jurisdiction.

Section 5.12. ERISA.

(a) ”Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including, without limitation, multiemployer plans within the meaning of Section 3(37) of ERISA), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), whether formal or informal, oral or written under which (i) any current or former employee, director or consultant of Parent or the Parent Subsidiaries (the “Parent Employees”) has any present or future right to benefits and which are contributed to, sponsored by or maintained by Parent or any Parent Subsidiaries or (ii) Parent or any Parent Subsidiaries has had or has any present or future liability.

(b) With respect to each written Parent Plan, Parent has provided, or made available, to the Company or the Company Representatives a current, accurate and complete copy thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter as of the date hereof; (iii) any summary plan description and other material written communications by Parent or any of the Parent Subsidiaries to the Parent Employees concerning the extent of the benefits provided under a Parent Plan; (iv) a summary of any proposed amendments or changes anticipated to be made to the Parent Plans at any time within the twelve months immediately following the date hereof; and (v) for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.

(c) No Parent Plan is subject to Title IV of ERISA and neither Parent, any Parent Subsidiary nor any member of their Controlled Group has incurred any liability pursuant to Title IV of ERISA that remains unsatisfied.

(d) (i) Each Parent Plan has been established and administered substantially in accordance with its terms and in compliance as of the date hereof in all material respects with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations; (ii) as of the date hereof, no event has occurred and no condition exists with respect to any Parent Plan subject to the requirements of Section 401(a) of the Code that would subject the Parent or the Parent Subsidiaries, either directly or by reason of their affiliation with any member of their Controlled Group, to any Tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations; and (iii) for each Parent Plan with respect to which a Form 5500 has been filed, no material adverse change has occurred with respect to the matters covered by the most recent Form 5500 since the date thereof.

(e) No Parent Plan is or has been a Multiemployer Plan. Neither Parent, any Parent Subsidiary nor any member of their Controlled Group has completely or partially withdrawn from a Multiemployer Plan. No termination liability to the Pension Benefit Guaranty Corporation or withdrawal liability to any Multiemployer Plan that is material in the aggregate has been or is reasonably expected to be incurred with respect to any Multiemployer Plan by Parent, any Parent Subsidiary nor any member of their Controlled Group.

(f) No Parent Plan is on ESOP (within the meaning of Section 4975(e)(7) of the Code) or otherwise invests in employer securities (as such term is defined in Section 409(l) of the Code) as is a Voluntary Employees’ Beneficiary Association within the meaning of Section 501(c)(9) of the Code.

(g) Neither Parent, any Parent Subsidiary, nor, to the knowledge of Parent, has any other “disqualified person” or “party in interest,” as defined in Code Section 4875 and ERISA Section 406, with respect to any Parent Plan, nor, to the knowledge of Parent, have there been any fiduciary violations under ERISA which could subject Parent or any Parent Subsidiary (as any officer, director or employee thereof) to any material penalty or tax under ERISA Section 502(i) or Code Sections 4971 and 4975.

(h) With respect to any Parent Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of Parent, threatened; (ii) as of the date hereof, no facts or circumstances exist that would be reasonably likely to give rise to any such actions, suits or claims in either case where such actions, suits or claims would reasonably be expected to result in a material unfunded liability to Parent or its Affiliates; and (iii) as of the date hereof, no filing, application or other matter is pending with the Internal Revenue Service, the United States Department of Labor or any other governmental body.

(i) Except as set forth in Section 5.12(i) of the Parent Disclosure Schedule, no Parent Plan exists that, as a result of the execution of this Agreement or the Transactions (whether alone or in connection with any subsequent event(s)), would be reasonably likely to result in (i) the payment to any Parent Employee of any money or other property, (ii) the provision of any benefits or other rights of any Parent Employee or (iii) the increase, acceleration or provision of any payments, benefits or other rights to any Parent Employee, whether or not any such payment, right or benefit would constitute a “parachute payment” within the meaning of Section 280G of the Code.

(j) Except as set forth in Section 5.12(j) of the Parent Disclosure Schedule, neither Parent nor any Parent Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Parent or any Parent Subsidiary except for coverage required under Section 4980B of the Code.

(k) There has been no amendment to, written interpretation or announcement (whether or not written) by Parent or any of its Affiliates relating to, or change in employee participation or coverage under, a Parent Plan which would increase the expense of maintaining such Parent Plan above the level of the expense incurred in respect thereof for the fiscal year ended December 31, 2003, except for any such increase which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.13. Compliance with Laws. Except to the extent set forth in Section 5.13 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, as of the date hereof, neither Parent nor any Parent Subsidiary is in violation of, or has since January 1, 2000 violated, and to the knowledge of Parent none is under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.14. Labor Matters.

(a) Except as set forth in Section 5.14 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, as of the date hereof, there are no (i) labor strikes, disputes, slowdowns, representation or certification campaigns known to the Parent, work stoppages or other concerted activities with respect to employees of any of the Parent or any Parent Subsidiary pending or, to the knowledge of the Parent, threatened against or affecting the Parent or any Parent Subsidiary, (ii) grievance or arbitration proceedings, decisions, side letters, letter agreements, letters of understanding or settlement agreements, in each case, arising out of collective bargaining agreements to which the Parent or any Parent Subsidiary is a party or (iii) to the knowledge of the Parent, activities or proceedings of any labor union or employee association to organize any such employees.

(b) Except to the extent set forth in Section 5.14 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports and except for such matters as, individually or in the aggregate, have not and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, there are no pending administrative matters with any federal, provincial, state or local agencies regarding (i) violations or alleged violations of any federal, provincial, state or local wage and hour law or any federal, provincial, state or local law with respect to discrimination on the basis of race, color, creed, national origin, religion or any other basis under such federal, provincial, state or local law, (ii) any claimed violation of Title VII of the 1964 Civil Rights Act, as amended, (iii) any allegation or claim arising out of Executive Order 11246 or any other applicable order relating to governmental contractors or state contractors or (iv) any violation or alleged violation of the Age Discrimination and Employment Act, as amended, or any other federal, provincial, state or local statute or ordinance, or any other applicable laws with respect to wages, hours, employment practices and terms and conditions of employment.

(c) Neither the Parent nor any Parent Subsidiary is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or labor organization.

Section 5.15. Licenses and Permits. Except as set forth in Section 5.15 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (a) as of the date hereof, Parent or the Parent Subsidiaries own, hold or possess adequate right to use all licenses, certificates, consents, orders, franchises, permits, certificates, approvals or other similar authorizations (the “Parent Permits”) required in connection with the operation of the business of Parent and the Parent Subsidiaries in the same manner as currently operated, (b) as of the date hereof, Parent and the Parent Subsidiaries are in compliance with the Parent Permits, (c) as of the date hereof, the Parent Permits are valid and in full force and effect, (d) neither Parent nor any Parent Subsidiary is in default under, and no condition exists that with notice or lapse of time or both would constitute a default under, the Parent Permits and (e) none of the Parent Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the Transactions.

Section 5.16. Contracts. Complete and correct copies of all Parent Material Contracts have been made available to the Company or the Company Representatives by Parent. As of the date hereof, all Parent Material Contracts are valid, binding and in full force and effect and are enforceable by Parent and Parent Subsidiaries in accordance with their terms, except as may be limited by bankruptcy laws and other similar laws affecting creditors’ rights generally and general principles of equity. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, as of the date hereof, none of Parent, any Parent Subsidiary nor, to the knowledge of Parent, any other party thereto, is or is alleged to be in violation of or in default in respect of, nor has there occurred any event or condition which (with or without notice or lapse of time or both) would constitute a violation of or default under, any Parent Material Contract. Except as set forth in Section. 4.16 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, or as contemplated by this Agreement, none of the counterparties to any Parent Material Contract has given notice of termination of, or is seeking to amend, any such Parent Material Contract.

Section 5.17. Intellectual Property. Except as set forth in Section 5.17 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, (a) Parent and the Parent Subsidiaries own or possess adequate licenses or other rights to use all Intellectual Property Rights necessary to conduct the business now operated by them, except where the failure to own or possess such licenses or rights, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, (b) the Intellectual Property Rights owned by Parent and the Parent Subsidiaries are free from material Liens, and, (c) to the knowledge of Parent, the Intellectual Property Rights of Parent and the Parent Subsidiaries do not conflict with or infringe upon any Intellectual Property Rights of others and are not being infringed upon by any third party, in each case to the extent that, if sustained, such conflict or infringement, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. All material software used by Parent and the Parent Subsidiaries has been (i) licensed to Parent and the Parent Subsidiaries, as applicable, (ii) developed by employees of Parent or the Parent Subsidiaries within the scope of their employment, or (iii) developed by a third party and assigned to

Parent or the Parent Subsidiaries so that, in the case of clause (iii) immediately above, Parent or the Parent Subsidiaries are now the exclusive owner of such software. To the knowledge of Parent, Parent and the Parent Subsidiaries have not disclosed, as of the date hereof, to any third party material confidential information of Parent and the Parent Subsidiaries except pursuant to a Contract that governs the use or disclosure of confidential information of Parent and the Parent Subsidiaries. Parent and the Parent Subsidiaries comply in all material respects with the privacy policy published on Parent’s website. To the knowledge of Parent, no claims or controversies have arisen regarding its privacy policy or the implementation thereof.

Section 5.18. Environmental Matters.

(a) Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, and except as disclosed in the Parent Current SEC Reports:

(i) except as set forth in Section 5.18(a)(i) of the Parent Disclosure Schedule, as of the date hereof, no notice, notification, demand, Lien, request for information, citation, summons, complaint or order has been received by Parent or any Parent Subsidiary, and no penalty has been assessed and no action, claim, suit, or proceeding or review is pending or, to the knowledge of Parent, is threatened by any governmental entity or other Person against or directed at (as the case may be) the Parent or any Parent Subsidiary, and relating to or arising under any Environmental Law;

(ii) except as set forth in Section 5.18(a)(ii) of the Parent Disclosure Schedule, to the knowledge of Parent, as of the date hereof, no investigation is threatened or pending by any governmental entity or any Person with respect to Parent or the Parent Subsidiaries which relates to or arises under any Environmental Law;

(iii) except as set forth in Section 5.18(a)(iii) of the Parent Disclosure Schedule, as of the date hereof, there are no liabilities of Parent or any Parent Subsidiary under any Environmental Law of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and, as of the date hereof, there is no existing condition, situation or set of circumstances which would be reasonably expected to result in any such liability;

(iv) as of the date hereof, Parent and the Parent Subsidiaries are and have been in compliance with all material respects with all applicable Environmental Laws and have obtained and are in compliance in all material respects with all applicable Environmental Permits and have timely filed all applications and renewals for all applicable Environmental Permits; such Environmental Permits are valid and in full force and effect and will not be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby;

(v) neither Parent nor any Parent Subsidiary has arranged, by contract, agreement or otherwise, for the treatment, storage or disposal of Hazardous Substances;

(vi) no Hazardous Substance has been Released by Parent or any Parent Subsidiary at any property now or previously owned, operated or leased by Parent or any Parent Subsidiary; and

(vii) except as set forth in Section 5.18(a)(vii) of the Parent Disclosure Schedule, there are no underground storage tanks used currently or in the past for the management of Hazardous Substances and no polychlorinated biphenyls, asbestos, landfills, or wetlands on any property currently owned, operated or leased by Parent or any Parent Subsidiary.

(b) Prior to the date hereof, Parent has made available to the Company or the Company Representatives of all environmental assessments, reports and audits (and other documents that the Company or the Company Representatives has requested for review) in its possession or under its control and that relate to Parent’s or any

Parent Subsidiary’s compliance with Environmental Laws, or the environmental condition of any real property that Parent or any Parent Subsidiary has owned, operated, or leased. To the knowledge of Parent, any such documents are accurate and complete.

(c) Neither Parent nor any Parent Subsidiary owns, leases or operates any real property in New Jersey or Connecticut.

Section 5.19. Insurance. Parent and the Parent Subsidiaries carry, or are covered by, insurance with insurers that are financially sound and reputable and in such amounts with such deductibles and against such risks and losses as are reasonable for the business and assets of Parent and the Parent Subsidiaries and is customary for companies similarly situated. Except as set forth in Section 5.19 of the Parent Disclosure Schedule, the insurance policies to which this Section 5.19 refers are in full force and effect, and all premiums thereon have been paid. Except as set forth in Section 5.19 of the Parent Disclosure Schedule, no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or to materially increase the premiums payable under or not renew any such policy. Neither Parent nor any Parent Subsidiary is in breach or default, and neither Parent or any Parent Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a breach or default, or permit termination or modification, of any of such insurance policies, except, in each case, as set forth in Section 5.19 of the Parent Disclosure Schedule.

Section 5.20. Real Property. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect or as set forth in Section 5.20 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports:

(a) the Parent Owned Real Property is in conformance with all deed restrictions and other covenants and conditions recorded or running with the land; the current use and operation of the Parent Owned Real Property is in conformity with the certificates of occupancy issued for such Parent Owned Real Property; all the buildings, structures, equipment and other tangible assets of Parent and the Parent Subsidiaries located on the Parent Owned Real Property are in good condition and repair and are sufficient to support the conduct of their business by Parent and the Parent Subsidiaries after the Effective Time; no portion of the Parent Owned Real Property is situated within an area designated (or to be designated) as a “flood plain” or “flood hazard zone” by any governmental body nor is it subject to a predictable flow of floodwaters or within the boundaries of any proposed floodway program; and all streets adjacent to or abutting the Parent Owned Real Property have been dedicated as “public streets” and have been accepted by the governmental body possessing jurisdictions thereover;

(b) neither the whole nor any part of any of the Parent Owned Real Property or any Parent Leased Real Property is subject to any pending suit for condemnation or other taking by any governmental body, and, to the knowledge of Parent, no such condemnation or other taking is threatened; and

(c) Parent and the Parent Subsidiaries have all conduits, leases, fee interests, licenses, rights of way, authorizations, permits (including permits for highway, railroad and waterway crossings and any necessary permits or authorizations such as environmental permits) and/or other agreements or rights necessary for (i) the granting of the IRUs previously granted to their customers, (ii) the installation, use and access to the fibers and any related property that are the subject of the IRUs granted to their customers and (iii) the ownership, possession and use of their network.

Section 5.21. Title of Property. Except as set forth in Section 5.21 of the Parent Disclosure Schedule or as disclosed in the Parent Current SEC Reports, Parent and the Parent Subsidiaries have good, valid and marketable title to each item of Parent Owned Real Property and material owned personal property and a valid leasehold interest in each item of Parent Leased Real Property and material leased personal property, in each case, free and clear of all Material Liens, other than Permitted Liens.

Section 5.22. Customers and Suppliers.

(a) Except as set forth in Section 5.22(a) of the Parent Disclosure Schedule, neither (i) Parent nor any Parent Subsidiary has received notice from any customer, or group of customers that are under common ownership or control, that (A) accounted for at least $500,000 of the aggregate products and services furnished by Parent and the Parent Subsidiaries in the fiscal year ended December 31, 2003 or (B) that is expected to account for at least $500,000 of the aggregate products and services to be furnished by Parent and the Parent Subsidiaries in the fiscal year ending December 31, 2004, that such customer (or such group of customers) has stopped or intends to stop purchasing, or has reduced or shall reduce purchases of, or has sought or is seeking to reduce the price it shall pay for, Parent’s or any Parent Subsidiary’s products or services, nor (ii) has the Parent or any Parent Subsidiary received notice from any supplier, or group of suppliers that are under common ownership or control, that (A) accounted for at least $2,000,000 of the aggregate goods and services purchased by Parent or any Parent Subsidiary in the fiscal year ended December 31, 2003 or (B) that is expected to account for at least $2,000,000 of the aggregate goods and services purchased by Parent and the Parent Subsidiaries in the fiscal year ending December 31, 2004, that such supplier (or such group of suppliers) has stopped or intends to stop providing goods or services to Parent or any Parent Subsidiary, or has materially reduced or will materially reduce the supply of, or has sought or is seeking to materially increase the price it charges for, goods or services supplied to Parent or a Parent Subsidiary.

(b) Except as set forth in Section 5.22(b) of the Parent Disclosure Schedule, and except for requests for call detail records for billing purposes, neither Parent nor any Parent Subsidiary is, as of the date hereof, involved in any dispute with, or has received any notice of an intention to dispute from, or has received any request for audit, accounting or review from, any Person (including a group of Persons that are under common ownership or control) with whom Parent or any Parent Subsidiary does business, (i) with respect to any customer, or group of customers that are under common ownership or control, (A) which involves an aggregate amount in excess of $500,000 in the fiscal year ended December 31, 2003 or (B) is expected to involve an aggregate amount in excess of $500,000 in the fiscal year ending December 31, 2004, or (ii) with respect to any supplier, or group of suppliers that are under common ownership or control, (A) which involves an aggregate amount in excess of $2,000,000 in the fiscal year ended December 31, 2003 or (B) is expected to involve an aggregate amount in excess of $2,000,000 in the fiscal year ending December 31, 2004, relating to any transactions or commitments made, or any contracts or agreements entered into, by Parent or any Parent Subsidiary, on one hand, and such Person, on the other hand.

Section 5.23. Finders’ Fees. Except for Miller Buckfire Lewis Ying & Co., LLC, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Parent or any Parent Subsidiary who is or might be entitled to any fee or commission from Parent or any of its Affiliates upon consummation of the Transactions.

Section 5.24. Merger Co. Merger Co. is a wholly owned direct subsidiary of Parent formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

Section 5.25. PUHCA. Parent, together with its affiliates (as defined in Section 2(a)(11)(B) of PUHCA (15 U.S.C. § 79b(a)(11)(B))), is engaged exclusively in the business of providing telecommunications services, information services, other services or products subject to the jurisdiction of the FCC or products or services that are related or incidental to the provision of any of the foregoing products or services, within the meaning of Section 34(a)(1) of PUHCA (15 U.S.C. § 79z-5c(a)(1)) and the rules and regulations thereunder.

Section 5.26. Investment Company Act. Neither Parent nor any Parent Subsidiary is an “investment company” subject to regulation under the Investment Company Act of 1940, as amended.

Section 5.27. Information Supplied. None of the information supplied or to be supplied by Parent (except to the extent revised or superseded by amendments or supplements and except for the information provided by the Company in writing for inclusion therein) specifically for inclusion or incorporation by reference in (a) the Parent Registration Statement shall, at the time the Parent Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Parent Proxy Statement shall, at the date the Parent Proxy Statement is first mailed to Parent’s stockholders or at the time of the Parent’s Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. No representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion in the Parent Registration Statement.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PRINCIPAL STOCKHOLDERS

Each Principal Stockholder represents and warrants, severally and not jointly, to Parent as follows:

Section 6.01. Existence and Power. Such Principal Stockholder (other than any Principal Stockholder that is a natural person) is a corporation, general partnership, limited partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was organized and has all corporate, partnership or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted. Such Principal Stockholder (other than any Principal Stockholder that is a natural person) is duly qualified to do business as a foreign corporation, partnership or limited liability company and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities makes such qualification necessary, except for those jurisdictions where the failure to be so qualified, individually or in the aggregate, has not and would not reasonably be expected to affect adversely in any material respect such Principal Stockholder or such Principal Stockholder’s ability to perform its obligations under any Transaction Agreement to which it is a party.

Section 6.02. Authorization. Such Principal Stockholder (other than any Principal Stockholder that is a natural person) has all necessary corporate, partnership or limited liability company power and authority to execute and deliver this Agreement and the other Transaction Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by such Principal Stockholder (other than any Principal Stockholder that is a natural person) of this Agreement and the other Transaction Agreements to which it is a party, and the consummation by such Principal Stockholder (other than any Principal Stockholder that is a natural person) of the Transactions are within such Principal Stockholder’s powers and have been duly and validly authorized by all necessary corporate, partnership or limited liability company action. This Agreement has been duly and validly executed and delivered by such Principal Stockholder and the other Transaction Agreements to which such Principal Stockholder is a party shall have been duly and validly executed and delivered by such Principal Stockholder prior to the Effective Time. Assuming this Agreement constitutes and the other Transaction Agreements to which such Principal Stockholder is a party when executed prior to the Effective Time shall constitute legal, valid and binding agreements of the other parties hereto and thereto, this Agreement constitutes a legal, valid and binding agreement of such Principal Stockholder, and each of the other Transaction Agreements to which such Principal Stockholder is a party when executed and delivered prior to the Effective Time shall constitute a legal, valid and binding agreement of such Principal Stockholder, in each case enforceable against such Principal Stockholder in accordance with its terms, except as such enforcement is limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors’ rights generally and for limitations imposed by general principles of equity.

Section 6.03. Governmental Authorization. The execution, delivery and performance by such Principal Stockholder of this Agreement and the other Transaction Agreements to which it is a party and the consummation of the Transactions do not and shall not require any action by or in respect of, consent or approval of, or filing with, any governmental body, agency, official or authority by or on behalf of such Principal Stockholder other than (a) as disclosed in Section 4.03 of the Company Disclosure Schedule and (b) other actions, consents, approvals, filings and notifications, the failure of which to make or obtain would not prevent or delay such Principal Stockholder from performing its obligations under this Agreement or prevent or delay the consummation of the Transactions.

Section 6.04. Non-contravention. The execution, delivery and performance by such Principal Stockholder of this Agreement and the other Transaction Agreements to which it is a party and the consummation by such Principal Stockholder of the Transactions do not and shall not (a) if such Principal Stockholder is not a natural person, contravene or conflict with the organizational documents of such Principal Stockholder, (b) assuming compliance with the matters referred to in Section 6.03, contravene or conflict with or constitute a violation of any provision of any law, rule, regulation, judgment, writ, injunction, order or decree of any court or governmental authority binding upon or applicable to such Principal Stockholder or any of its properties or assets, or (c) contravene or constitute a default under any provision of any agreement, contract or other instrument binding upon such Principal Stockholder or any of its properties or assets.

Section 6.05. Investment Company Act. Such Principal Stockholder is not an “investment company” subject to regulation under the Investment Company Act of 1940, as amended.

Section 6.06. Ownership. Each Principal Stockholder owns of record and beneficially the Shares set forth beside the name of such Principal Stockholder on Annex 1 under the headings “Common Shares” and “Series A Preferred Shares” free and clear of all Liens and all other limitations or restrictions (including any restriction on the right to vote, sell or otherwise dispose of such Shares), and such Shares represent on the date hereof (a) at least a majority of the outstanding Shares on a fully-diluted basis (assuming the exercise, conversion or exchange of all then outstanding rights, warrants, options, convertible securities or indebtedness, exchangeable securities or indebtedness, or other rights exercisable, convertible or exchangeable for or into, directly or indirectly, Company Common Stock whether at the time of issue or upon the passage of time or the occurrence of some future event) and at least a majority of the voting power represented by the outstanding Shares and (b) at least 75% of the outstanding shares of Series A Preferred Stock.

ARTICLE 7

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 7.01. Conduct by the Company. From the date hereof until the Closing Date, the Company and the Subsidiaries shall conduct their business in the ordinary course consistent with past practice in compliance with all applicable laws and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date and except as expressly contemplated by this Agreement or the other Transaction Agreements or as may result from the consummation of the Transactions, as may involve or result from the termination of the Company’s Broadline for Residential operations or the making of Excess Cash Distributions, as set forth in Section 7.01 of the Company Disclosure Schedule, or as otherwise consented to in writing by Parent in accordance with Section 7.02 (except if such consent would be inconsistent with applicable law), the Company shall not and shall cause the Subsidiaries not to:

(a) adopt or propose any change in its certificate of incorporation, bylaws or other organizational documents;

(b) issue, deliver, sell, pledge or transfer or authorize or propose the issuance, delivery, sale, pledge or transfer of any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, options or other rights to acquire, any such shares or enter into any agreement with respect to the foregoing, other than the issuance of Company Common Stock upon exercise of stock options under the

Company Stock Plans or conversion of Series A Preferred Stock outstanding on the date hereof in accordance with the present terms of such stock options or Series A Preferred Stock in effect on the date hereof;

(c) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) sell, lease or otherwise dispose of a Subsidiary or (iii) sell, lease or otherwise dispose of assets or securities, except for transactions in the ordinary course of business consistent with past practice;

(d) merge or consolidate with any other Person;

(e) make any investment, whether by purchase of stock or securities, contributions to capital or any property transfer (other than investments in cash or cash equivalents with a maturity of less than 90 days or investments in wholly-owned Subsidiaries made, in each case, in the ordinary course of business consistent with past practice);

(f) enter into any agreement or arrangement that limits or otherwise restricts the Company or any Subsidiary or any of their respective Affiliates or successors thereto or that by its terms could, after the Effective Time, limit or restrict Parent or the Company or any of their respective Affiliates or successors thereto, from engaging or competing in any line of business or in any geographic area;

(g) other than in the ordinary course of business consistent with past practice, waive, any material provision contained in any Contract required to be set forth in Section 4.16 of the Company Disclosure Schedule, or settle any material dispute under any such Contract;

(h) modify or change in any material respect any existing material license, lease, contract or other agreement;

(i) enter into any agreements involving aggregate expenditures (excluding capital expenditures) of more than $100,000 individually or $250,000 in the aggregate;

(j) create, incur or assume, or execute any new guarantee of, any Debt in excess of $100,000 in the aggregate, or prepay any Debt;

(k) other than pursuant to arrangements existing on the date hereof, or as permitted under Section 7.01(j), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for obligations of any other Person (other than any Subsidiary) in an amount in excess of $100,000 in aggregate;

(l) make any loans or advances other than (i) loans or advances to wholly-owned Subsidiaries made in the ordinary course of business consistent with past practice and (ii) routine salary, travel and expense advances to Company Employees in the ordinary course of business consistent with past practice;

(m) (i) engage in any transaction, or enter into any contract, agreement or arrangement (other than this Agreement, the Transactions and transactions pursuant to any such contract, agreement or arrangement entered into prior to the date hereof or pursuant to any contract, agreement or arrangement set forth in Section 7.01 of the Company Disclosure Schedule) with any Affiliate, Principal Stockholder or portfolio company of any Principal Stockholder, or (ii) amend, waive or relinquish any rights relating to any such transaction, contract, agreement or arrangement referred to in clause (i) immediately above that shall remain outstanding after the Closing in accordance with Section 8.06;

(n) enter into any agreements with respect to, otherwise authorize or make any capital expenditures of more than the sum of (x) $750,000 for each full month during the period between the date hereof and the Closing Date (which amount of $750,000 shall be pro rated for any partial month) and (y) $1,500,000;

(o) split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than (i) cash dividends and distributions by a wholly-owned Subsidiary to the Company or to a Subsidiary all of the capital stock which is owned directly or indirectly by the Company or (ii) the issuance of Company Common Stock upon exercise of stock options under the Company Stock Plans or conversion of Series A Preferred Stock outstanding on the date hereof in accordance with the terms of such stock options or Series A Preferred Stock in effect on the date hereof; or redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of the Subsidiaries;

(p) (i) increase the compensation or fringe benefits of any Company Employee (except for increases in salary or wages in the ordinary course of business consistent with past practice and the payment of accrued and earned but unpaid bonuses), (ii) grant, agree to grant, or amend or modify any grant or agreement to grant, any severance, termination, retention or similar payment to any Company Employee, (iii) loan or advance any money or other property to any Company Employee (other than routine salary, travel and expense advances to Company Employees in the ordinary course of business and consistent with past practice), (iv) establish, adopt, enter into, amend or terminate any Company Plan, collective bargaining or labor agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Plan if it were in existence as of the date of this Agreement (other than as may be required by the terms of an existing Company Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify such Company Plan or collective bargaining agreement under Sections 401 and 501 of the Code), or (v) grant any equity or equity-based awards, other than, in the cases of each of clauses (i) through (v) immediately above, pursuant to commitments of the Company or any Subsidiary existing on the date hereof required by any Company Plan or contract set forth in Section 4.08(k) or 4.12 of the Company Disclosure Schedule;

(q) pay, discharge or satisfy any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in the consolidated financial statements of the Company referred to in Section 4.07 or liabilities incurred in the ordinary course of business;

(r) make or change any Tax election or settle or compromise any material income tax liability;

(s) change any method of accounting, accounting policy or accounting practice, except for any such change required by reason of a concurrent change in GAAP as concurred with by the Company’s independent auditors;

(t) fail to maintain insurance coverage at presently existing levels in the aggregate;

(u) agree or commit to do any of the foregoing; or

(v) knowingly take or agree or commit to take any action that would make any representation and warranty of the Company or any Principal Stockholder hereunder inaccurate in any material respect at, or as of any time prior to, the Closing, except for any representation or warranty made as of a specified date.

Section 7.02. Consent by Parent. Any consent by Parent pursuant to Section 7.01 may be provided by any of (a) the Chairman and Chief Executive Officer of Parent, (b) the President, Business Services of Parent or (c) the Senior Vice President-Chief Financial Officer of Parent. The Company shall furnish any request for such consent to the Senior Vice President-Chief Financial Officer of Parent, with a copy to the Senior Vice President-Legal and Regulatory of Parent. Parent shall use commercially reasonable efforts to approve or deny any such request for consent by the close of business on the third Business Day after the later of receipt of such request from the Company or the receipt of any materials from the Company requested by Parent in connection with its consideration of such request. Any request or consent which is given to any party hereunder shall be in writing and shall be deemed given or received if delivered or transmitted by telecopy, electronic mail or other means to the address provided in Section 12.01 to the attention of the officers of Parent referred to in this Section 7.02 (in the case of any such request) or the duly authorized representative of such party.

Section 7.03. Conduct by Parent. From the date hereof until the Closing Date, Parent and the Parent Subsidiaries shall conduct their business in the ordinary course consistent with past practice in compliance with all applicable laws and shall use their reasonable best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date hereof until the Closing Date and except as expressly contemplated by this Agreement or the other Transaction Agreements or as may result from the consummation of the Transactions, as set forth in Section 7.03 of the Parent Disclosure Schedule, or as otherwise consented to in writing by the Company in accordance with Section 7.04 (except if such consent would be inconsistent with applicable law), Parent shall not and shall cause the Parent Subsidiaries not to:

(a) adopt or propose any change in its certificate of incorporation, bylaws or other organizational documents;

(b) issue, deliver, sell, pledge or transfer or authorize or propose the issuance, delivery, sale, pledge or transfer of any shares of its capital stock of any class or any securities convertible into or exercisable for, or any rights, warrants, options or other rights to acquire, any such shares or any other ownership interest in Parent or enter into any agreement with respect to the foregoing, other than (i) the issuance of Parent Common Shares or warrants upon or in connection with the exercise or conversion of stock options, restricted stock units, warrants or preferred stock of Parent outstanding on the date hereof in accordance with their terms in effect on the date hereof, (ii) the issuance of Parent Common Shares or preferred stock of Parent pursuant to any contract, agreement or arrangement entered into prior to the date hereof and set forth in Section 7.03 of the Parent Disclosure Schedule and (iii) the issuance of Parent Common Shares, stock options and restricted stock units under any stock incentive, deferred compensation, profit sharing or other benefit plan of Parent or any Parent Subsidiary in effect on the date hereof;

(c) (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) sell, lease or otherwise dispose of a Parent Subsidiary or (iii) sell, lease or otherwise dispose of assets or securities, except for transactions in the ordinary course of business consistent with past practice;

(d) merge or consolidate with any other Person;

(e) make any investment, whether by purchase of stock or securities, contributions to capital or any property transfer (other than investments in cash or cash equivalents with a maturity of less than 90 days or investments in wholly-owned Parent Subsidiaries made, in each case, in the ordinary course of business consistent with past practice);

(f) enter into any agreement or arrangement that limits or otherwise restricts the Parent or any of the Parent Subsidiaries or any of their respective Affiliates or successors thereto or that by its terms could, after the Effective Time, limit or restrict Parent or any of the Parent Subsidiaries or any of their respective Affiliates or successors thereto, from engaging or competing in any line of business or in any geographic area;

(g) create, incur or assume, or execute any new guarantee of, any Debt in excess of $1,000,000 in the aggregate, or prepay any Debt;

(h) other than pursuant to arrangements existing on the date hereof, or as permitted under Section 7.03(g), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for obligations of any other Person (other than any Parent Subsidiary) in an amount in excess of $1,000,000 in the aggregate;

(i) make any loans or advances other than (i) loans or advances to wholly-owned Parent Subsidiaries made in the ordinary course of business consistent with past practice and (ii) routine salary, travel and expense advances to employees of Parent or any Parent Subsidiary in the ordinary course of business consistent with past practice;

(j) (i) engage in any transaction, or enter into any contract, agreement or arrangement (other than this Agreement, the Transactions and transactions pursuant to any such contract, agreement or arrangement entered into prior to the date hereof or as approved by the audit committee of the Board of Directors of Parent) with any Affiliate or Parent Principal Stockholder or (ii) amend, waive or relinquish any rights relating to any such transaction, contract, agreement or arrangement referred to in clause (i) immediately above (unless approved by the audit committee of the Board of Directors of Parent);

(k) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than dividends in shares of preferred stock of Parent on outstanding shares of preferred stock of Parent pursuant to Parent’s Restated Certificate of Incorporation as in effect on the date hereof and cash dividends and distributions by a wholly-owned Parent Subsidiary to Parent or to another wholly-owned Parent Subsidiary or, other than consistent with its past practice of acquiring Parent Common Shares to meet its obligation to reserve and issue Parent Common Shares under any stock incentive, deferred compensation, profit sharing or other benefit plan of Parent or any Parent Subsidiary, redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its securities or any securities of any of the Parent Subsidiaries;

(l) other than in the ordinary course of business consistent with past practice, change any method of accounting, accounting policy or accounting practice, except for any such change required by reason of a concurrent change in GAAP as concurred with by the Parent’s independent auditors;

(m) fail to maintain insurance coverage at presently existing levels in the aggregate;

(n) (i) increase the compensation or fringe benefits of any employee of Parent or any Parent Subsidiary (except for increases in salary or wages in the ordinary course of business consistent with past practice and the payment of accrued and earned but unpaid bonuses), (ii) grant, agree to grant, or amend or modify any grant or agreement to grant, any severance, termination, retention or similar payment to any such employee, (iii) loan or advance any money or other property to any such employee (other than routine salary, travel and expense advances to such employees in the ordinary course of business and consistent with past practice), (iv) establish, adopt, enter into, amend or terminate any Parent Plan, collective bargaining or labor agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Parent Plan if it were in existence as of the date of this Agreement (other than as may be required by the terms of an existing Parent Plan or collective bargaining agreement, or as may be required by applicable law or in order to qualify such Parent Plan or collective bargaining agreement under Sections 401 and 501 of the Code), or (v) grant any equity or equity-based awards, other than, in the cases of each of clauses (i) through (v) immediately above, pursuant to the Parent Stock Incentive Plan or commitments of Parent or any Parent Subsidiary existing on the date hereof required by any Parent Plan or contract set forth in Section 5.08(k) or 5.12 of the Parent Disclosure Schedule;

(o) agree or commit to do any of the foregoing; or

(p) knowingly take or agree or commit to take any action that would make any representation and warranty of Parent hereunder inaccurate in any material respect at, or as of any time prior to, the Closing Date, except for any representation or warranty made as of a specified date.

Section 7.04. Consent by Company. Any consent by the Company pursuant to Section 7.03 may be provided by either (a) the Chairman and Chief Executive Officer of the Company or (b) the Chief Financial Officer of the Company. Parent shall furnish any request for such consent to the Company to the attention of the

Chief Financial Officer of the Company, with a copies as provided in Section 12.01 of this Agreement. The Company shall use commercially reasonable efforts to approve or deny any such request for consent by the close of business on the third Business Day after the later of receipt of such request from Parent or the receipt of any materials from Parent requested by the Company in connection with its consideration of such request. Any request or consent which is given to any party hereunder shall be in writing and shall be deemed given or received if delivered or transmitted by telecopy, electronic mail or other means to the address provided in Section 12.01 to the attention of the officers of the Company referred to in this Section 7.04 (in the case of any such request) or the duly authorized representative of such party.

ARTICLE 8

ADDITIONAL AGREEMENTS

Section 8.01. Government and Other Consents and Approvals; Company Stockholder Approval.

(a) The Company and Parent shall cooperate with each other (i) in determining whether any action by or in respect of, or filing with, any governmental body, agency or official, or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with or as a result of the consummation of the Transactions and (ii) in seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(b) On or before 5:00 p.m. Eastern Time on the second Business Day after the date of execution of this Agreement, the Company shall seek the Company Stockholder Approval. By executing this Agreement, the parties do not intend that this Agreement shall be deemed to constitute (i) approval and adoption of this Agreement and the Merger by the Principal Stockholders under the DGCL by written consent of the Company’s stockholders in lieu of a meeting or (ii) an agreement by the Principal Stockholders to vote for, or consent in respect of approval and adoption, of this Agreement and the Merger. In connection with the Company Stockholder Approval, the Company shall comply with all disclosure and other obligations to its stockholders under the DGCL and any other applicable laws. Without limiting the generality of the foregoing, the Company agrees that its obligations in this Section 8.01(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal. Unless Parent and the Company otherwise agree in writing, the Company shall send to any stockholder of the Company who did not consent to the Company Stockholder Approval (i) the notice contemplated in Section 262(d)(2) of the DGCL (the “Appraisal Notice”) within 30 days after the date of the Company Stockholder Approval and (ii) the notice of the Company Stockholder Approval contemplated in Section 228(e) of the DGCL within five days after the date of the Company Stockholder Approval. Any notice, solicitation or similar disclosure circulated to the stockholders of the Company shall include the recommendation of the Board of Directors of the Company that the stockholders of the Company vote in favor of adoption of this Agreement and approval of the transactions contemplated hereby, including the Merger. Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 11.01.

Section 8.02. Preparation of the Parent Registration Statement; Parent Stockholders Meeting.

(a) As soon as reasonably practicable following the date of this Agreement, Parent shall prepare and file with the SEC the Parent Registration Statement, in which the Parent Proxy Statement shall be included as a prospectus. Each of Parent and the Company shall use its reasonable best efforts to have the Parent Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing, and Parent shall use its reasonable best efforts to cause the Parent Proxy Statement to be mailed to Parent’s stockholders as promptly as reasonably practicable after the Parent Registration Statement is declared effective under the Securities Act. The Company shall furnish all information concerning the Company and the holders of Company Common Stock and Series A Preferred Stock as may be reasonably requested by Parent in connection with any such action. No filing of, or amendment or supplement to, the Parent Registration Statement or the Parent Proxy Statement shall be made by Parent without providing the Company the opportunity to review and comment thereon. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Parent Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Parent Proxy Statement or the Parent Registration Statement. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Parent Registration Statement or the Parent Proxy Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other such party hereto of such information and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company and Parent.

(b) As promptly as reasonably practicable after the Parent Registration Statement is declared effective under the Securities Act, Parent shall duly call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) in accordance with the DGCL for the purpose of obtaining the Parent Stockholder Approval and shall, through its Board of Directors, recommend to its stockholders the approval of the Parent Stockholder Proposals. Notwithstanding the foregoing, nothing herein shall limit a party’s right to terminate this Agreement pursuant to Section 11.01.

(c) The Company shall use its reasonable best efforts to cause Edwards & Angell, LLP, counsel to the Company, and Parent shall use its reasonable best efforts to cause Hogan & Hartson L.L.P., counsel to Parent, to deliver a tax opinion for inclusion in the Parent Registration Statement in the form required by the SEC. In rendering such opinions, Edwards & Angell, LLP and Hogan & Hartson L.L.P. may require delivery of and rely upon representation letters delivered by the Company and Parent in customary form.

Section 8.03. Access to Information.

(a) From the date hereof until the Closing, the Company shall (i) give Parent and its counsel, financial advisors, auditors and other authorized representatives (collectively, the “Parent Representatives”) reasonable access during normal business hours to the offices, properties, books and records of the Company and the Subsidiaries, including access to each Owned Real Property and Leased Real Property for purposes of conducting Phase I and Phase II environmental site assessments, (ii) furnish to Parent and the Parent Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel and financial advisors to cooperate with Parent in Parent’s investigation of the business of the Company and the Subsidiaries; provided that any information provided to Parent or the Parent Representatives pursuant to this Section 8.03(a) shall be subject to the Confidentiality Agreement; and provided further that no investigation pursuant to this Section 8.03(a) or otherwise in connection with this Agreement and the other Transaction Agreements shall affect any representation or warranty given by the Company or any Principal Stockholder hereunder. Any investigation pursuant to this Section 8.03(a) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and the Subsidiaries. Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company and the Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Company’s good faith opinion is sensitive or the disclosure of which could subject the Company or any Subsidiary to risk of liability. From the date hereof until the Closing, the Company shall furnish, and shall cause each Subsidiary to furnish, to Parent copies of any notices, documents, requests, court papers or other materials received from any governmental agency or third party with respect to the Transactions.

(b) From the date hereof until the Closing, Parent shall (i) give the Company and its counsel, financial advisors, auditors and other authorized representatives (collectively, the “Company Representatives”) reasonable access during normal business hours to the offices, properties, books and records of Parent and the Parent Subsidiaries, (ii) furnish to the Company and the Company Representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel and financial advisors to cooperate with the Company in the Company’s investigation of the business of Parent and the Parent Subsidiaries; provided that any information provided to the Company or the Company Representatives pursuant to this Section 8.03(b) shall be subject to the Confidentiality Agreement; and provided further that no investigation pursuant to this Section 8.03(b) or otherwise in connection with this Agreement and the other Transaction Agreements shall affect any representation or warranty given by Parent hereunder. Any investigation pursuant to this Section 8.03(b) shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Parent and the Parent Subsidiaries. Notwithstanding the foregoing, the Company shall not have access to personnel records of the Parent and the Parent Subsidiaries relating to individual performance or evaluation records, medical histories or other information which in the Parent’s good faith opinion is sensitive or the disclosure of which could subject Parent or any Parent Subsidiary to risk of liability. From the date hereof until the Closing, Parent shall furnish to the Company copies of any notices, documents, requests, court papers or other materials received from any governmental agency or third party with respect to the Transactions.

Section 8.04. No Solicitation.

(a) Neither the Company nor any Principal Stockholder shall, nor shall the Company or any Principal Stockholder authorize or permit any of its Affiliates or any officer, director, employee, investment banker, attorney or other adviser or representative of the Company or any Principal Stockholder or any of their respective Affiliates to, (i) solicit, initiate or encourage any Acquisition Proposal, (ii) enter into any agreement with respect to any Acquisition Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any Person any information with the intent of facilitating the making of, or take any other action to facilitate any inquiries or the making of, any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, other than the transactions contemplated hereby. Without limiting the foregoing, any violation of the restrictions set forth in the immediately preceding sentence by any officer, director, employee, investment banker, attorney or other advisor or representative of (A) the Company, (B) any Principal Stockholder or (C) any of their respective Affiliates, whether or not such Person is purporting to act on behalf of the Company, any Principal Stockholder or any of their respective Affiliates or otherwise, shall be deemed to constitute a willful breach of this Section 8.04 by the Company for purposes of this Agreement. Except as otherwise provided in this Agreement, the Company and each Principal Stockholder shall, and each shall cause its Affiliates to, immediately cease any activities, discussions or negotiations existing as of the date of this Agreement with any Persons (other than Parent and its representatives) conducted heretofore with respect to any Acquisition Proposal, and shall not pursue, directly or indirectly, an Acquisition Proposal received on or prior to the date of this Agreement from any Person (other than Parent and its representatives). The Company shall not release any third party from, or waive any provisions of, any confidentiality or standstill agreement relating to an Acquisition Proposal to which such party is a party. For purposes of this Section 8.04, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than Parent or any Parent Subsidiary, and the term “Acquisition Proposal” means (1) any proposal for a merger or other business combination involving the Company or any Subsidiary or (2) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of the equity securities or any class of the equity securities of the Company or 20% or more of the assets of the Company and the Subsidiaries taken as a whole, other than the Merger contemplated by this Agreement.

(b) Notwithstanding the foregoing, nothing contained in this Agreement shall prevent the Company or its Board of Directors or any Principal Stockholder or any officer, director, employee, investment banker, attorney or other adviser or representative of the Company, acting at the direction of and on behalf of the Company, at any time prior to 11:59 p.m. Eastern Time on the date of the Company Stockholder Approval from (i) providing information in response to a request therefor by a Person who has delivered to the Company an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement the terms of which are (without regard to the terms of the Acquisition Proposal) (A) no less favorable to the Company than those contained in the Confidentiality Agreement and (B) no less restrictive on the Person requesting such information than those contained in the Confidentiality Agreement; or (ii) engaging in negotiations or discussions with a Person who has delivered to the Company an unsolicited bona fide written Acquisition Proposal; if, and only to the extent that, in each such case referred to in clause (i) or (ii) immediately above, prior to 11:59 p.m. Eastern Time on the date of the Company Stockholder Approval, (1) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that the Acquisition Proposal, if accepted, is reasonably likely to be consummated, (2) the Board of Directors of the Company determines in good faith (after consultation with its financial advisor) that the Acquisition Proposal would, if consummated, result in a transaction that is more favorable to the Company’s stockholders than the Merger from a financial point of view (any Acquisition Proposal as to which such determination in clauses (1) and (2) immediately above is made being referred to in this Agreement as a “Superior Proposal”) and (3) the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that such action is required by the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable law.

(c) Nothing in this Section 8.04 shall permit the Company to enter into any agreement, orally or in writing, with respect to an Acquisition Proposal during the term of this Agreement (other than a confidentiality agreement as described above). The Company promptly shall advise Parent of any Acquisition Proposal (including the terms thereof and the identity of the person making the Acquisition Proposal) and inquiries with respect to any Acquisition Proposal and shall keep Parent informed on a current basis of the status of any discussions regarding an Acquisition Proposal. Nothing herein shall prevent the Board of Directors of the Company from complying with Rule 14e-2 under the Exchange Act.

Section 8.05. Notices of Certain Events.

(a) The Company shall promptly notify Parent of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any notice or other material communication from any governmental or regulatory agency or authority in connection with the Transactions;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting, the Company, any Subsidiary or any Principal Stockholder, which, if pending on the date of this Agreement, would have been required to have been disclosed in the Company Disclosure Schedule pursuant to Section 4.10 or which relate to the consummation of the Transactions; and

(iv) any breach of any representation, warranty, covenant or agreement on the part of the Company or any Principal Stockholder contained in this Agreement if any such breach could reasonably be expected to cause the conditions set forth in Section 9.02(a) not to be satisfied.

(b) Parent shall promptly notify the Company and the Stockholders’ Representative of:

(i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(ii) any notice or other material communication from any governmental or regulatory agency or authority in connection with the Transactions;

(iii) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of Parent, threatened against, relating to or involving or otherwise affecting Parent or any of the Parent Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed in the Parent Disclosure Schedule pursuant to Section 5.10 or which relate to the consummation of the Transactions; and

(iv) any breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Co. contained in this Agreement if any such breach could reasonably be expected to cause the conditions set forth in Section 9.03(a) not to be satisfied.

Section 8.06. Affiliate Transactions. Immediately prior to the Closing, the Company and (with respect to the Contracts referred to in clause (a) immediately below) each Principal Stockholder agree that, other than the Contracts listed in Section 8.06 of the Company Disclosure Schedule, all Contracts (including, for the avoidance of doubt, all notes, bonds and other instruments evidencing indebtedness of any kind) between (a) such Principal Stockholder or any of its Affiliates, on the one hand, and the Company or any Subsidiary, on the other hand, or (b) any other Affiliate of the Company, on the one hand, and the Company or any Subsidiary, on the other hand, shall be terminated or settled (without any post-Closing payments by Parent, any Parent Subsidiary, the Company or any Subsidiary or resulting obligations or liabilities of Parent, any Parent Subsidiary, the Company or any Subsidiary), as the case may be, and be of no further force or effect, notwithstanding any terms thereof to the contrary.

Section 8.07. Affiliate Letters. The Company has disclosed in Section 8.07 of the Company Disclosure Schedule all Persons who are, or may be, as of the date hereof, its “affiliates” as that term is used in Rule 145 of the rules and regulations of the SEC under the Securities Act. The Company shall use its reasonable best efforts to cause each Person who is identified as an “affiliate” in Section 8.07 of the Company Disclosure Schedule to deliver to Parent as promptly as practicable, but in no event more than 30 days prior to the Closing Date, a signed agreement substantially in the form attached hereto as Exhibit G. Parent shall place the applicable Rule 145 legend on stock certificates representing Parent Common Shares issued in the Merger to such affiliates. Parent shall use its reasonable best efforts to remove such legends promptly when such legends are no longer required by applicable law.

Section 8.08. Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company each shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other Transactions as soon as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or governmental entity in order to consummate the Merger or any of the other Transactions and (ii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations. Without limiting the foregoing, each of Parent and the Company and the Board of Directors of each of Parent and the Company shall use their reasonable best efforts to (x) take all action necessary so that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger or any of the other Transactions and (y) if any state takeover statute or similar statute or regulation becomes applicable to any of the foregoing, take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the other Transaction Agreements and otherwise to minimize the effect of such statute or regulation on the Merger and the other Transactions. In furtherance and not in limitation of the foregoing, if required by the HSR Act or other Regulatory Law, Parent, each Principal Stockholder and the Company each shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other application or notice required by Regulatory Law with respect to the Transactions as soon as reasonably practicable after the date hereof and shall supply as promptly as practicable any additional information and documentary materials that may be requested pursuant to the HSR Act and shall timely file any other documents, or timely make any appearances, required by Regulatory Law and use its reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Regulatory Law. Nothing in this Section 8.08 shall require any of Parent or any Parent Subsidiary or the Company or any Subsidiary to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate or other disposition of any assets of Parent and the Parent Subsidiaries or the Company and the Subsidiaries or the conduct of their business in a specified manner, whether as a condition to obtaining any approval from a governmental entity or any other Person or for any other reason. Parent shall use reasonable best efforts to cause the Amendment to Parent Credit Facilities and the Amendment to Parent Capital Leases to remain in full force and effect from and after the date hereof through the Closing Date.

(b) Each of Parent, the Company and any Principal Stockholder required to make any filing, application or notice referred to in the penultimate sentence of Section 8.08(a) each shall, in connection with the efforts referred to in Section 8.08(a) to obtain all requisite material approvals and authorizations for the Transactions under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other parties of any material communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, and (iii) permit the other parties to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the DOJ, the FTC or any such other governmental entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the DOJ, the FTC or such other applicable governmental entity or other Person, give the other party the opportunity to attend and participate in such meetings and conferences. For purposes of this Agreement, “Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

(c) Subject to the terms and conditions of this Agreement, in furtherance and not in limitation of the covenants of the parties contained in Sections 8.08(a) and 8.08(b), if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any Transaction as violative of any Regulatory Law, Parent and the Company each shall cooperate in all respects with each other and use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 8.08 shall limit a party’s rights to terminate this Agreement pursuant to Section 11.01.

(d) If any objections are asserted with respect to the Transactions under any Regulatory Law or if any suit is instituted by any governmental entity or any private party challenging any of the Transactions as violative of any Regulatory Law, Parent and the Company each shall use its reasonable best efforts to resolve any such objections or challenge as such governmental entity or private party may have to such Transactions under such Regulatory Law so as to permit consummation of the Transactions.

(e) Nothing in this Section 8.08 shall require Parent or any Parent Subsidiary to agree to any material modification of any material provision of the Parent Credit Agreement or any security agreement related to the Parent Credit Agreement.

Section 8.09. Public Announcements. On or prior to Closing Date, no party hereto shall make any press release, public statement or public announcement with respect to this Agreement, the other Transaction Agreements or the Transactions without the prior written consent of (a) Parent, if such press release, public statement or announcement is made by any Principal Stockholder or the Company, and (b) the Company, if such press release, public statement or announcement is made by Parent; provided, however, that each party hereto may make any press release, public statement or public announcement which such party determines, after consultation with its outside legal counsel, is required by applicable law or any listing agreement with any national securities exchange or Nasdaq, in which case the party desiring to make such disclosure or announcement shall use its reasonable best efforts to consult with the other parties hereto as provided in clauses (a) and (b) immediately above prior to making such disclosure or announcement.

Section 8.10. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger. Each of the parties hereto shall execute and deliver such documents and other papers and take such further action as may be reasonably required to carry out the provisions of this Agreement and the other Transaction Agreements and to make effective the Transactions.

Section 8.11. Confidentiality. The Non-Disclosure Agreement dated April 7, 2004 between the Company and Parent (the “Confidentiality Agreement”) shall continue in full force and effect prior to the Effective Time and after any termination of this Agreement.

Section 8.12. Obligations of Merger Co. Parent shall take all action necessary to cause Merger Co. to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 8.13. Enter into Transaction Agreements. Each party hereto shall enter into the Transaction Agreements to which this Agreement contemplates it shall become a party at or prior to the Closing.

Section 8.14. Director and Officer Liability.

(a) For six years after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other applicable laws and as provided under the Company’s certificate of incorporation and bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law.

(b) Prior to the Closing Date, the Company shall procure a “tail” insurance policy for the Surviving Corporation which shall provide officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and in such amount that are no less favorable than those of such policy in effect on the date hereof.

Section 8.15. Employee Benefits.

(a) As soon as reasonably practicable following the Closing Date, Parent shall arrange for, or shall cause the Surviving Corporation to arrange for, employees of the Company and the Subsidiaries as of the Closing who continue employment with Parent or any Parent Subsidiary (including the Surviving Corporation and any subsidiary thereof) (the “Continuing Employees”) to participate in the employee benefit plans of Parent on terms no less favorable than those offered to similarly situated employees of Parent, and Parent shall use commercially reasonable efforts to ensure that Continuing Employees who are actually employed (or on approved absence or leave) and currently working for the Company or any Subsidiary at the Effective Time do not have a lapse of coverage in the transition from a Company Plan to any corresponding employee benefit plans of Parent. For purposes of any length of service requirements, waiting periods, vesting periods or differential benefits based on length of service under any such employee benefit plan of Parent for which a Continuing Employee may be eligible after the Closing Date, Parent shall use its commercially reasonable efforts to ensure that service by such Continuing Employee with the Company or any Subsidiary shall be deemed to have been service with Parent. Nothing in this Section 8.15 shall limit the right of Parent, the Surviving Corporation or any other Parent Subsidiary to terminate the employment of any employee of the Company or any Subsidiary (including any Continuing Employees) at any time.

(b) As soon as practicable prior to the Closing Date, but in no event less than one day prior to the Closing Date, the Company shall take all corporate actions necessary to (i) freeze participation and benefit accruals under the Company 401(k) Plan, effective no later than one day prior to the Closing Date, and (ii) terminate the Company 401(k) Plan, effective no later than one day prior to the Closing Date. As soon as practicable prior to the Closing Date, the Company shall contribute to the Company 401(k) Plan all contributions, including but not limited to, employee deferrals and related matching contributions, required or necessary under the terms of the Company 401(k) Plan covering the benefits that have accrued as of the Closing Date. Following the Closing Date, Parent and Merger Co. shall take all steps necessary to obtain a favorable determination letter with respect to the termination of the Company 401(k) Plan. Distribution of all Company 401(k) Plan assets not otherwise distributable shall be made following receipt of such favorable determination letter.

Section 8.16. Incentive Plans. Effective as of the Closing Date, the Company shall terminate each equity incentive plan maintained by the Company or any Subsidiary for the benefit of employees and directors of the Company or any Subsidiary and all rights of all persons under or related to such plans. The Company shall obtain all consents and approvals necessary for such terminations and shall not pay any consideration to obtain such consents.

Section 8.17. Parent Stock Incentive Plan. Parent agrees that, in connection with the Transactions, Parent’s Stock Incentive Plan shall continue, and all options previously granted under Parent’s Stock Incentive Plan shall be deemed to be assumed for purposes of Section 20.3 of Parent’s Stock Incentive Plan.

Section 8.18. No Recourse. Notwithstanding any provision in this Agreement effective as of the Closing Date, each of the Principal Stockholders hereby irrevocably waives any and all claims and right to recourse against the Company or the Surviving Corporation, or any of their respective officers, directors and employees, with respect to any misrepresentation or breach of any representation, warranty or indemnity, or noncompliance with any conditions, covenants or agreements, given or made by the Company in this Agreement, any other Transaction Agreement or any other agreements and documents executed or to be executed in order to consummate the Transactions. No Principal Stockholder shall be entitled to contribution from, subrogation to or recovery against the Company or the Surviving Corporation with respect to any liability of any Principal Stockholder that may arise under or pursuant to this Agreement, any other Transaction Agreement or any other agreements or documents executed or to be executed by the parties hereto in connection. In consideration of this Agreement, the Principal Stockholders (collectively, the “Releasing Parties”) release, as of the Effective Time, the Company, the Surviving Corporation and their respective officers, directors and employees (the “Released Parties”) from any and all claims, liabilities and causes of action arising out of the investment by the Releasing Parties in the Company or any actions or omissions to act by the Released Parties in connection with the ownership or operation of the Company’s business.

Section 8.19. Consent of Principal Stockholders. Each of the Principal Stockholders hereby consents to (and waives any right to notice or approval of) the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger, under or pursuant to the agreements and instruments set forth in Section 8.19 of the Company Disclosure Schedule.

Section 8.20. Appointment of Stockholders’ Representative. (a) In the event the Company Stockholder Approval is obtained, effective upon the Company Stockholder Approval and without any further action by the Stockholders, the Company and, by their approval and adoption of this Agreement, the Stockholders hereby appoint MC Venture Partners V, L.P. as agent and the attorney-in-fact for each Stockholder, with full authority to act, for and on behalf of any or all of the Stockholders (with full power of substitution in the premises), in connection with such matters as are reasonably necessary for the consummation of the transactions contemplated hereby, including, without limitation, (a) to receive notice of, to defend and to compromise on their behalf with Parent any claims asserted under this Agreement or the Escrow Agreement, (b) to execute and deliver on behalf of the Stockholders any documents or agreements contemplated by or necessary or desirable in connection with this Agreement (including notices and joint instructions to the Escrow Agent under the Escrow Agreement), (c) to engage counsel, accountants or other representatives in connection with the foregoing matters and (d) to take such further actions, including coordinating and administering pre-Closing and post-Closing matters related to the rights and obligations of the Stockholders under this Agreement or the Escrow Agreement, to send and receive notices on behalf of the Stockholders under this Agreement and to provide any consents on behalf of the Stockholders as are authorized in or contemplated by this Agreement or the Escrow Agreement (the above named representative, as well as any subsequent representative of the Stockholders as the Stockholders who hold at least a majority of the Stockholders’ interest in the Escrow Fund may appoint from time to time to replace MC Venture Partners V, L.P., being referred to herein as the “Stockholders’ Representative”). The Stockholders’ Representative shall have full power and authority to represent all of the Stockholders and their successors with respect to all matters arising under this Agreement, all actions taken by the Stockholders’ Representative hereunder and thereunder shall be binding upon all of the Stockholders and their successors as if expressly confirmed and ratified in writing by each of them, and no Stockholder shall have the right to object, dissent, protest or otherwise contest any such actions. The Stockholders’ Representative shall not be liable to any Stockholder, Parent, the Surviving Corporation or their respective Affiliates or any other Person, and (on a several basis) each Stockholder shall indemnify and hold the Stockholders’ Representative harmless from, any loss, liability or expense incurred by the Stockholders’ Representative, with respect to any action taken or omitted to be taken by the Stockholders’ Representative in his role as Stockholders’ Representative under or in connection with this Agreement (all of which actions and omissions shall be legally binding upon each Stockholder), unless such action or omission constitutes fraud, gross negligence, willful misconduct or bad faith on the part of the Stockholders’ Representative. Parent, Merger Co. and the Surviving Corporation shall be entitled to rely on such appointment and treat such Stockholders’ Representative as the duly appointed attorney-in-fact of each Stockholder for all purposes of this Agreement. Each Stockholder who executes this Agreement, by such execution and without any further action, confirms such appointment and authority. All fees and expenses of the Stockholders’ Representative shall be paid by the Principal Stockholders.

Section 8.21. Section 16. Assuming that the Company delivers to Parent the Section 16 Information in a timely fashion, the Board of Directors of Parent, or a committee of two or more Non-Employee Directors (as such term is defined for purposes of Rule 16b-3 under the Exchange Act) of the Board of Directors of Parent, shall adopt resolutions prior to the consummation of the Merger providing that the receipt by the Company Insiders of Parent Common Shares in exchange for capital stock of the Company pursuant to the transactions contemplated hereby, and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act. Such resolutions shall comply with the conditions of Rule 16b-3 under the Exchange Act for purposes of establishing such exemption from Section 16(b) liability and, in accordance with such conditions, shall specify, without limitation, the name of the Company Insiders, the numbers of securities to be acquired or disposed of for each Company Insider, the material terms of any derivative securities, and that the approval evidenced by such resolutions is intended to make the receipt of such securities exempt pursuant to Rule 16b-3(d) under the Exchange Act. The term “Section 16 Information” means information accurate in all respects regarding the Company Insiders and the number of shares of capital stock of the Company held by each such Company Insider expected to be exchanged for Parent Common Shares in the Merger. The term “Company Insiders” means those officers and directors of the Company whom Parent notifies the Company prior to the Merger will be subject to the reporting requirements of Section 16 of the Exchange Act with respect to Parent and who are listed in the Section 16 Information.

Section 8.22. Updated Disclosure Schedules.

(a) Prior to the Closing Date as hereinafter provided, the Company may supplement Sections 4.08, 4.09, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.18 and 4.23 of the Company Disclosure Schedule with respect to representations and warranties made by the Company as of the date hereof in the corresponding Sections of this Agreement (such Sections of the Company Disclosure Schedule as supplemented in accordance with this Section 8.22(a), the “Company Updated Disclosure Schedule”) with respect to matters arising after the date of this Agreement and not in violation of any covenant or other provision of this Agreement (including, without limitation, any covenant set forth in Article 7 or Article 8), which matters, if existing as of the date of this Agreement, should have been set forth in such section of the Company Disclosure Schedule. After the Company shall have furnished the Updated Company Disclosure Schedule to Parent, (i) the Updated Company Disclosure Schedule shall become part of this Agreement and (ii) the representations and warranties set forth in Article 4 made by the Company as of the date hereof, (A) together with the Company Disclosure Schedule as delivered on the date hereof, shall continue to remain part of this Agreement as if the Updated Company Disclosure Schedule had not become part of this Agreement and (B) together with the Updated Company Disclosure Schedule, shall thereupon also be deemed to be made as of the Closing Date. For the avoidance of doubt: (a) the Updated Company Disclosure Schedule shall not be deemed to have made, and shall not make, (i) true and correct any representation or warranty set forth in Article 4 made by the Company as of the date hereof that is qualified by materiality or Material Adverse Effect or (ii) true in all material respects any representation or warranty set forth in Article 4 made by the Company as of the date hereof that is not qualified by materiality or Material Adverse Effect; and (b) the Company shall not be entitled to include on any Section of the Updated Company Disclosure Schedule any matters arising after the date of this Agreement necessary to make the representations and warranties set forth in Article 4 made by the Company as of the date hereof true and correct (with respect to any representation or warranty that is qualified by materiality or Material Adverse Effect) or in all material respects (with respect to any representation or warranty that is not qualified by materiality or Material Adverse Effect) as of the Closing Date if such matters violated or conflicted with any covenant or other provision of this Agreement (including, without limitation, any covenant set forth in Article 7 or Article 8) in any respect. The Company shall furnish to Parent a draft of the Updated Company Disclosure Schedule on the third Business Day prior to the Closing Date and shall supplement such draft as appropriate up to the Effective Time. Such draft, as so supplemented, shall constitute the Updated Company Disclosure Schedule; provided that, if the Company shall supplement such draft in any material respect, Parent shall have the right, upon written notice to the Company, to defer the Closing Date by a period not to exceed five Business Days in order to review the Updated Company Disclosure Schedule, as so supplemented.

(b) Prior to the Closing Date as hereinafter provided, Parent may supplement Sections 5.08, 5.09, 5.10, 5.11, 5.12, 5.13, 5.14, 5.15, 5.16 and 5.18 of the Parent Disclosure Schedule with respect to representations and warranties made by Parent as of the date hereof in the corresponding Sections of this Agreement (such Sections of the Parent Disclosure Schedule as supplemented in accordance with this Section 8.22(b), the “Parent Updated Disclosure Schedule”) with respect to matters arising after the date of this Agreement and not in violation of any covenant or other provision of this Agreement (including, without limitation, any covenant set forth in Article 7 or Article 8), which matters, if existing as of the date of this Agreement, should have been set forth in such section of the Parent Disclosure Schedule. After Parent shall have furnished the Updated Parent Disclosure Schedule to the Company, (i) the Updated Parent Disclosure Schedule shall become part of this Agreement and (ii) the representations and warranties set forth in Article 5 made by Parent as of the date hereof, (A) together with the Parent Disclosure Schedule as delivered on the date hereof, shall continue to remain part of this Agreement as if the Updated Parent Disclosure Schedule had not become part of this Agreement and (B) together with the Updated Parent Disclosure Schedule, shall thereupon also be deemed to be made as of the Closing Date. For the avoidance of doubt: (a) the Updated Parent Disclosure Schedule shall not be deemed to have made, and shall not make, (i) true and correct any representation or warranty set forth in Article 5 made by Parent as of the date hereof that is qualified by materiality or Parent Material Adverse Effect or (ii) true in all material respects any representation or warranty set forth in Article 5 made by Parent as of the date hereof that is not qualified by materiality or Parent Material Adverse Effect; and (b) Parent shall not be entitled to include on any Section of the

Updated Parent Disclosure Schedule any matters arising after the date of this Agreement necessary to make the representations and warranties set forth in Article 5 made by Parent as of the date hereof true and correct in all respects (with respect to any representation or warranty that is qualified by materiality or Parent Material Adverse Effect) or in all material respects (with respect to any representation or warranty that is not qualified by materiality or Parent Material Adverse Effect) as of the Closing Date if such matters violated or conflicted with any covenant or other provision of this Agreement (including, without limitation, any covenant set forth in Article 7 or Article 8) in any respect. Parent shall furnish to the Company a draft of the Updated Parent Disclosure Schedule on the third Business Day prior to the Closing Date and shall supplement such draft as appropriate up to the Effective Time. Such draft, as so supplemented, shall constitute the Updated Parent Disclosure Schedule; provided that, if Parent shall supplement such draft in any material respect, the Company shall have the right, upon written notice to Parent, to defer the Closing Date by a period not to exceed five Business Days in order to review the Updated Parent Disclosure Schedule, as so supplemented.

ARTICLE 9

CONDITIONS TO THE CLOSING

Section 9.01. Conditions to the Obligations of Each Party. The obligations of the parties to consummate the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the Closing shall have expired or been terminated;

(b) each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained;

(c) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit or restrain the consummation of the Closing; provided, however, that each Principal Stockholder, the Company and Parent each shall use their respective reasonable best efforts to have any such judgment, order, decree or injunction vacated;

(d) there shall not be instituted or pending any action or proceeding by any government or governmental authority or agency, (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the consummation of the Closing or seeking to obtain material damages or otherwise directly or indirectly relating to the Transactions, (ii) seeking to restrain or prohibit the ownership or operation by Parent or the Parent Subsidiaries (or by the Company or the Subsidiaries) of all or any material portion of the business, properties or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and the Parent Subsidiaries, taken as a whole, or to compel Parent or any of the Parent Subsidiaries to dispose of or hold separate all or any material portion of the business, properties or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and the Parent Subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent or any of the Parent Subsidiaries to control effectively the business or operations of the Company and the Subsidiaries, taken as a whole, or the ability of Parent or any of the Parent Subsidiaries effectively to exercise full rights of ownership of any shares of the Company or any Subsidiary on all matters properly presented to the Company’s stockholders or (iv) seeking to require divestiture by Parent or any of the Parent Subsidiaries of any shares of capital stock of the Company, and no court, arbitrator or governmental body, agency or official shall have issued any judgment, order, decree or injunction, and there shall not be any statute, rule or regulation proposed, adopted or enacted, that is likely, directly or indirectly, to result in any of the consequences referred to in the preceding clauses (i) through (iv);

(e) the Parent Registration Statement shall have become effective under the Securities Act prior to the mailing of the Parent Proxy Statement by Parent to its stockholders and no stop order or proceedings seeking a stop order shall be threatened by the SEC or shall have been initiated by the SEC;

(f) the Parent Common Shares issuable to the Stockholders as contemplated by Article 2 shall have been approved for listing on Nasdaq subject to official notice of issuance;

(g) all notices to any governmental or other regulatory body set forth in Section 9.01(g) of the Company Disclosure Schedule and Section 9.01(g) of the Parent Disclosure Schedule shall have been filed and all consents, approvals and licenses of any governmental or other regulatory body set forth in Section 9.01(g) of the Company Disclosure Schedule and Section 9.01(g) of the Parent Disclosure Schedule shall have been obtained and shall be considered final and effective, notwithstanding the availability of administrative procedures to reconsider, revise or review the granting of any such consent or approval or the issuances of any such license;

(h) any consent, approval, agreement or other action required under the agreements, contracts or other instruments listed on Section 9.01(h) of the Company Disclosure Schedule shall have been received by the Company or a Principal Stockholder, as the case may be, and no such consent, approval, agreement or other action shall have been revoked;

(i) each provision of the (i) Amendment to Parent Credit Facilities and (ii) Amendment to Parent Capital Leases shall be valid, binding and in full force and effect and enforceable against each of the parties thereto; and

(j) the (i) Amendment to Series A Registration Rights Agreement substantially in the form attached hereto as Exhibit K and (ii) Amendment to WCAS Registration Rights Agreement substantially in the form attached hereto as Exhibit L shall be valid, binding and in full force and effect and enforceable against each of the parties thereto.

Section 9.02. Conditions to the Obligations of Parent and Merger Co. The obligations of Parent and Merger Co. to consummate the Transactions are subject to the satisfaction or waiver by Parent at or prior to the Closing of the following further conditions:

(a) (i) each of the Company and each Principal Stockholder shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) subject to Section 8.22(a), the representations and warranties of the Company and each Principal Stockholder contained in this Agreement and in any certificate or other writing delivered by the Company or any Principal Stockholder pursuant hereto (A) that are qualified by materiality or Material Adverse Effect shall be true and correct at and as of the Closing Date as if made at and as of such time, and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except in each case in respect of representations made as of a specified date, which shall be required to be true and correct or true and correct in all material respects, as the case may be, as of such specified date), and (iii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company with respect to the Company’s obligations, representations and warranties to the foregoing effect and a certificate signed by each Principal Stockholder (which shall be signed on behalf of each Principal Stockholder that is not a natural person by a duly authorized officer of such Principal Stockholder) with respect to such Principal Stockholder’s obligations, representations and warranties to the foregoing effect;

(b) at any time after the date of this Agreement, there shall not have occurred a Material Adverse Effect;

(c) (i) the Company and the Subsidiaries shall have Debt in a maximum aggregate amount of not more than $1,300,000 on a consolidated basis outstanding immediately prior to the Effective Time and all such Debt shall be of substantially the same nature as the Debt set forth in Section 9.02(c) of the Company Disclosure Schedule and (ii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company to the foregoing effect;

(d) (i) the Company and the Subsidiaries shall have a Closing Cash Balance equal to or in excess of the Closing Cash Target and (ii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company certifying that, since the Closing Determination Date, there has not occurred any event outside the ordinary business that would have resulted in a reduction of the Closing Cash Balance to an amount that would fail to equal or exceed the Closing Cash Target;

(e) (i) the Company and the Subsidiaries shall have a Closing Working Capital Amount equal to or in excess of the Working Capital Target and (ii) Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer of the Company certifying that, since the Closing Determination Date, there has not occurred any event outside the ordinary course of business that would have resulted in a reduction of the Closing Working Capital Amount to an amount that would fail to equal or exceed the Working Capital Target;

(f) each of Parent and Merger Co. shall have received all documents reasonably requested by it relating to the existence of the Company and each Principal Stockholder (other than any Principal Stockholder that is a natural person), and the corporate or other authority for the entry by the Company and each Principal Stockholder into this Agreement and the other Transaction Agreements, all in form and substance reasonably satisfactory to Parent;

(g) each Principal Stockholder shall have executed and delivered the Registration Rights Agreement to Parent;

(h) each Principal Stockholder shall have executed and delivered the Amended and Restated Governance Agreement to Parent;

(i) the Stockholders’ Representative shall have executed and delivered the Escrow Agreement on behalf of all Stockholders other than the holders of Dissenting Shares;

(j) Parent shall have received the written opinion, dated as of the Closing Date, of Hogan & Hartson L.L.P., counsel to Parent, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and in rendering such opinion, Hogan & Hartson L.L.P. may require delivery of and rely upon representation letters delivered by Parent and the Company in customary form);

(k) (i) the Dissenting Shares shall not constitute more than 67,000 shares of Company Common Stock and (ii) no shares of Series A Preferred Stock shall constitute Dissenting Shares;

(l) any consent, approval, agreement or other action required under the agreements, contracts or other instruments listed on Section 9.02(l) of the Parent Disclosure Schedule shall have been received by the Parent, and no such consent, approval, agreement or other action shall have been revoked; and

(m) each affiliate as provided for in Section 8.07 shall have delivered to Parent a signed agreement substantially in the form attached hereto as Exhibit G.

Section 9.03. Condition to the Obligation of the Company . The obligation of the Company to consummate the Closing is subject to the satisfaction or waiver by the Company at or prior to the Closing of the following further condition:

(a) Each of Parent and Merger Co. shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (b) subject to Section 8.22(b), the representations and warranties of Parent contained in this Agreement and in any certificate or other writing delivered by Parent pursuant hereto (i) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct at and as of the Closing Date as if made at and as of such time and (ii) that are not qualified by materiality or Parent Material Adverse Effect shall be true and correct in all material respects at and as of the Closing Date as if made at and as of such time (except in each case in respect of representations made as of a specified date which shall be required to be true and correct or true and correct in all material respects, as the case may be, as of such specified date), and (c) the Company shall have received a certificate signed by the Chief Executive Officer, any Senior Vice President or any Vice President of Parent to the foregoing effect;

(b) At any time after the date of this Agreement, there shall not have occurred a Parent Material Adverse Effect;

(c) Parent shall have executed and delivered the Registration Rights Agreement to the Stockholders’ Representative;

(d) Parent shall have executed and delivered the Amended and Restated Governance Agreement to the Stockholders’ Representative;

(e) Parent shall have executed and delivered the Escrow Agreement to the Stockholders’ Representative;

(f) the Parent Charter Amendment shall be in full force and effect;

(g) the Parent Series A Charter Amendment shall be in full force and effect;

(h) Parent shall have duly amended its bylaws to be substantially in the form of the Amended and Restated Bylaws attached hereto as Exhibit J, and such Amended and Restated Bylaws shall be in full force and effect; and

(i) the Company shall have received the written opinion, dated as of the Closing Date, of Edwards & Angell, LLP, counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code (and in rendering such opinion, Edwards & Angell, LLP may require delivery of an rely upon representation letters delivered by Parent and the Company in customary form).

ARTICLE 10

INDEMNIFICATION

Section 10.01. General Indemnification.

(a) Subject to Sections 10.02 and 10.03, from and after the Closing Date, the Stockholders (other than those dissenting stockholders exercising rights of appraisal under Section 262 who do not receive Parent Common Shares in the Merger) hereby agree, severally and not jointly, to indemnify, defend and hold harmless Parent and its Affiliates (other than each Stockholder and their respective Affiliates), and each of their respective directors, officers, employees and agents (each, a “Parent Indemnified Party” and, collectively, the “Parent Indemnified Parties”), from and against any and all losses, expenses (including attorneys’ fees and expenses), damages, liabilities, fines, penalties, judgments, actions, claims and costs (collectively, “Losses”) incurred or suffered by the Parent Indemnified Parties arising out of, based upon or resulting from (i) any breach of any representation or warranty contained in or referred to in Article 4 or Article 6 or in any schedule or exhibit or in the certificate delivered by or on behalf of any Principal Stockholder or the Company pursuant to Section 9.02(a), 9.02(c), 9.02(d) or 9.02(e) and (ii) any breach by any Principal Stockholder or the Company of, or any failure of any Principal Stockholder or the Company to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement; provided that in the case of any breach by any Principal Stockholder of any representation or warranty, covenant, agreement or obligation of such Principal Stockholder referred to in clause (i) or (ii) immediately above, only such breaching Principal Stockholder shall be obligated to indemnify the Parent Indemnified Parties for Losses resulting from such breach.

(b) Subject to Sections 10.02 and 10.03, from and after the Closing Date, Parent hereby agrees to indemnify, defend and hold harmless the Stockholders and their Affiliates, and each of their respective directors, officers, employees and agents (each, a “Company Indemnified Party” and, collectively, the “Company Indemnified Parties”), from and against any and all Losses incurred or suffered by the Company Indemnified Parties arising out of, based upon or resulting from (i) any breach of any representation or warranty contained in or referred to in Article 5 or in any schedule or exhibit or in the certificate delivered by or on behalf of Parent pursuant to Section 9.03(a) and (ii) any breach by Parent of, or any failure of Parent or Merger Co. to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement.

(c) In the event that a Person entitled to indemnification under this Article 10 (the “Indemnified Party”) shall incur or suffer any Losses in respect of which indemnification may be sought under this Article 10 against the Person or, in the case of the Stockholders, Persons required to provide indemnification under this Article 10 (collectively, the “Indemnifying Party”), the Indemnified Party shall assert a claim for indemnification by providing a written notice (the “Notice of Loss”) to the Indemnifying Party stating the nature and basis of such Notice of Loss. The Notice of Loss shall be provided to the Indemnifying Party as soon as practicable after the Indemnified Party becomes aware that it has incurred or suffered a Loss. Notwithstanding the foregoing, any failure to provide the Indemnifying Party with a Notice of Loss, or any failure to provide a Notice of Loss in a timely manner as aforesaid, shall not relieve any Indemnifying Party from any liability that it may have to the Indemnified Party under this Section 10.01 except to the extent that the ability of such Indemnifying Party to defend such claim is materially prejudiced by the Indemnified Party’s failure to give such Notice of Loss. If the Notice of Loss relates to a Third Party Claim, the procedures set forth in Section 10.01(d) shall be applicable. If the Notice of Loss does not relate to a Third Party Claim, the Indemnifying Party shall have 30 days from the date of receipt of such Notice of Loss to object to any of the subject matter and any of the amounts of the Losses set forth in the Notice of Loss, as the case may be, by causing the Indemnifying Party to deliver written notice of objection thereof to the Indemnified Party. If the Indemnifying Party fails to send a notice of objection to the Notice of Loss within such 30-day period, the Indemnifying Party shall be deemed to have agreed to the Notice of Loss and shall be obligated to pay to the Indemnified Party the portion of the amount specified in the Notice of Loss to which the Indemnifying Party has not objected. If the Indemnifying Party sends a timely notice of objection, the Indemnifying Party and the Indemnified Party shall use their commercially reasonable efforts to settle (without an obligation to settle) such claim for indemnification. If the Indemnifying Party and the Indemnified Party do not settle such dispute within 30 days after the Indemnified Party’s receipt of the Indemnifying Party’s notice of objection, the Indemnifying Party and the Indemnified Party shall be entitled to seek enforcement of their respective rights under this Article 10.

(d) Promptly after receipt by an Indemnified Party of notice of the assertion of any claim or the commencement of any action, suit or proceeding by a third Person (a “Third Party Claim”) in respect of which the Indemnified Party shall seek indemnification hereunder, the Indemnified Party shall so notify in writing the Indemnifying Party, but any failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party under this Section 10.01 except to the extent that the ability of the Indemnifying Party to defend the Third Party Claim is materially prejudiced by the Indemnified Party’s failure to give such notice. In no event shall the Indemnified Party admit any liability with respect to such Third Party Claim or settle, compromise, pay or discharge such Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. With respect to any such claim as to which the Indemnifying Party shall have acknowledged in writing the obligation to indemnify the Indemnified Party hereunder, the Indemnifying Party shall have the right to assume the defense (at the expense of the Indemnifying Party) of any such claim through counsel chosen by the Indemnifying Party by causing the Indemnifying Party to notify the Indemnified Party within 30 days after the receipt by the Indemnifying Party of such notice from the Indemnified Party; provided, however, that any such counsel shall be reasonably satisfactory to the Indemnified Party. If the Indemnifying Party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Party; provided, however, that the Indemnified Party shall have the right to employ counsel to represent it at the expense of the Indemnifying Party if the Indemnified Party has been advised by its counsel that there are one or more legal defenses available to it that are different from or additional to those available to any Indemnifying Party or that there is otherwise a potential conflict between the interests of the Indemnified Party and any Indemnifying Party, in which event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party. The Company and the Stockholders’ Representative each agree to render to the other parties such assistance as may reasonably be requested in order to ensure the proper and adequate defense of any such claim, which assistance shall include, to the extent reasonably requested by a party, the retention, and the provision to such party, of records and information reasonably relevant to such Third Party Claim, and making employees of the other party available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. The Indemnifying Party may not settle or otherwise dispose of any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed unless such settlement includes only the payment of monetary damages (which are fully paid by the Indemnifying Party), does not impose any injunctive or equitable relief upon the Indemnified Party, does not require any admission or acknowledgment of liability or fault of the Indemnified Party and contains an unconditional release of the Indemnified Party in respect of such claim. None of the Indemnified Party or any of its Affiliates may settle or otherwise dispose of any Third Party Claim for which the Indemnifying Party may have a liability under this Agreement without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(e) With respect to any claim as to which the Indemnifying Party shall have acknowledged in writing the obligation of the Indemnifying Party to indemnify the Indemnified Party hereunder, after written notice by the Indemnifying Party to the Indemnified Party of the election by the Indemnifying Party to assume control of the defense of any such Third Party Claim, the Indemnifying Party shall not be liable to such Indemnified Party hereunder for any costs or fees subsequently incurred by such Indemnified Party in connection with the defense thereof, except if the Indemnified Party has the right to employ counsel to represent it at the expense of the Indemnifying Party as set forth in Section 10.01(d). If the Indemnifying Party does not assume control of the defense of such Third Party Claim within 30 days after the receipt by the Indemnifying Party of the notice required pursuant to Section 10.01(d), the Indemnified Party shall have the right to defend such claim in such manner as it may deem appropriate at the reasonable cost and expense of the Indemnifying Party.

Section 10.02. Survival. Subject to the following sentence, the rights of the Parent Indemnified Parties to assert a claim under Section 10.01(a)(i), and the rights of the Company Indemnified Persons to assert a claim under Section 10.01(b)(i), shall survive the Closing Date for a period (the “Survival Period”) beginning at the Closing Date and ending on the later of (a) March 15, 2006 and (b) the first anniversary of the Closing Date, and thereafter shall terminate and expire, except with respect to liabilities for any item as to which, prior to the expiration of the Survival Period, an Indemnified Party shall have asserted a claim in writing as required pursuant to the provisions of this Article 10, in which event the liability for such claim shall continue until such claim shall have been finally settled, decided or adjudicated. Notwithstanding the foregoing, (a) the right of the Parent Indemnified Parties to assert a claim under Section 10.01(a)(i) for any breach of any representation or warranty set forth in Section 4.01, 4.02, 4.05 or 4.11 and (b) the right of the Company Indemnified Parties to assert a claim under Section 10.01(b)(i) for any breach of any representation or warranty set forth in Section 5.01, 5.02, 5.05 or 5.11 shall survive the Closing Date and continue in effect until the expiration of the applicable statute of limitations for any claims relating thereto.

Section 10.03. Limitation on Liability

(a) Subject to Section 10.03(e), the Stockholders shall not have any liability pursuant to Section 10.01(a) for any Loss unless and until the aggregate amount of all such Losses shall exceed $2,000,000 (the

“Deductible Amount”), in which event the Stockholders shall be liable for indemnification pursuant to Section 10.01(a) for the aggregate amount of all such Losses in excess of the Deductible Amount up to the maximum amount set forth in Section 10.03(b).

(b) Subject to Section 10.03(e), the maximum liability of the Stockholders collectively pursuant to Section 10.01(a) shall not exceed $15,000,000. Any claims asserted by the Parent Indemnified Parties pursuant to Section 10.01(a) for which the liability of the Stockholders is limited as set forth in this Section 10.03(b) shall be made solely against the Escrow Fund pursuant to the Escrow Agreement.

(c) Subject to Section 10.03(f), Parent shall not have any liability pursuant to Section 10.01(b) for any Loss unless and until the aggregate amount of all such Losses shall exceed the Deductible Amount, in which event Parent shall be liable for indemnification pursuant to Section 10.01(b) for the aggregate amount of all such Losses in excess of the Deductible Amount up to the maximum amount set forth in Section 10.03(d).

(d) Subject to Section 10.03(f), the maximum liability of Parent pursuant to Section 10.01(b) shall not exceed $15,000,000.

(e) The limitations on liability set forth in Section 10.03(a) or (b) shall not apply with respect to Losses resulting from fraud or willful misrepresentation with respect to (i) any breach of a representation or warranty contained in or referred to in Article 4 or Article 6 or in any schedule or exhibit or in the certificate delivered by or on behalf of any Principal Stockholder or the Company pursuant to Section 9.02(a), 9.02(c), 9.02(d) or 9.02(e) or (ii) any breach by any Principal Stockholder or the Company of, or any failure of any Principal Stockholder or the Company to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement, provided that in no event shall any Stockholder’s liability pursuant to Section 10.01(a) for Losses resulting from such fraud or willful misrepresentation exceed the aggregate value of the Parent Common Shares paid to such Stockholder in the Merger (valued at their Fair Market Value as of the date of this Agreement), unless such Stockholder shall have committed such fraud or made such willful misrepresentation. Any claim for indemnification by the Parent Indemnified Parties under this Article 10 for Losses with respect to which the limitations on liability set forth in Section 10.03(a) or (b) shall not apply, including Losses resulting from fraud or willful misrepresentation, shall first be made against the Escrow Fund up to the Escrow Amount remaining therein and available to satisfy claims for indemnification by the Parent Indemnified Parties before any such claim shall be made against any Stockholder.

(f) The limitations on liability set forth in Section 10.03(c) or (d) shall not apply with respect to Losses resulting from fraud or willful misrepresentation with respect to (i) any breach of a representation or warranty contained in or referred to in Article 5 or in any schedule or exhibit or in the certificate delivered by or on behalf of Parent pursuant to Section 9.03(a) or (ii) any breach by Parent or Merger Co. of, or any failure of Parent or Merger Co. to perform, any of the covenants, agreements or obligations contained in or made pursuant to this Agreement, provided that in no event shall Parent’s liability pursuant to Section 10.01(b) for Losses resulting from such fraud or willful misrepresentation exceed (A) with respect to all Stockholders, the aggregate value of the Parent Common Shares paid by Parent in the Merger (valued at their Fair Market Value as of the date of this Agreement) or (B) with respect to any Stockholder, the value of the Parent Common Shares paid by Parent to such Stockholder in the Merger (valued at their Fair Market Value as of the date of this Agreement).

(g) Notwithstanding anything in this Agreement to the contrary, no Indemnifying Party shall be obligated under this Agreement to indemnify any Indemnified Person for any lost profits or consequential, incidental or punitive damages suffered or incurred by any Indemnified Party, except to the extent any such damages are recovered against such Indemnified Party in connection with a Third Party Claim.

(h) Notwithstanding anything in this Agreement to the contrary, the Stockholders (or, as applicable, the Principal Stockholders) shall not be required to indemnify any Parent Indemnified Party pursuant to Section 10.01(a) for any Loss resulting from any breach of any representation or warranty referred to in clause (i) of

Section 10.01(a) or for any breach of any covenant, agreement or obligation referred to clause (ii) of Section 10.01(a) if any person listed on Section 12.16 of the Parent Disclosure Schedule had knowledge on or before the Closing Date of facts, events, occurrences, conditions or circumstances that would reasonably be expected by such person to constitute such a breach (it being acknowledged and agreed that each person listed on Section 12.16 of the Parent Disclosure Schedule is familiar with the representations and warranties and the covenants, agreements and obligations of the Company and the Principal Stockholders set forth in this Agreement ), whether or not the Company disclosed such facts, events, occurrences, conditions or circumstances on the Company Disclosure Schedule or the Company Updated Disclosure Schedule.

(i) Notwithstanding anything in this Agreement to the contrary, Parent shall not be required to indemnify any Company Indemnified Party pursuant to Section 10.01(b) for any Loss resulting from any breach of any representation or warranty referred to in clause (i) of Section 10.01(b) or for any breach of any covenant, agreement or obligation referred to clause (ii) of Section 10.01(b) if any person listed on Section 12.16 of the Company Disclosure Schedule had knowledge on or before the Closing Date of facts, events, occurrences, conditions or circumstances that would reasonably be expected by such person to constitute such a breach (it being acknowledged and agreed that each person listed on Section 12.16 of the Company Disclosure Schedule is familiar with the representations and warranties and the covenants, agreements and obligations of Parent set forth in this Agreement), whether or not Parent disclosed such facts, events, occurrences, conditions or circumstances on the Parent Disclosure Schedule or the Parent Updated Disclosure Schedule.

Section 10.04. Computation of Losses. Notwithstanding anything in this Agreement to the contrary, the amount of any Losses otherwise payable to an Indemnified Party shall be reduced by the amount of net insurance proceeds actually received by such Indemnified Party as compensation for the damage or Losses caused by the act, omission, fact or circumstance giving rise to such Losses.

Section 10.05. Payment; Escrow Fund.

(a) Each Stockholder (other than any holder of Dissenting Shares) receiving Parent Common Shares in the Merger shall be deemed to have received and deposited such Stockholder’s pro rata share of the Escrow Amount (plus any additional shares of Parent Common Stock as may be issued upon any stock split, stock dividend or recapitalization effected by Parent after the Effective Time with respect to the Escrow Amount) with the Escrow Agent as provided in Sections 2.03(a) and 2.03(b). The Escrow Amount shall be deposited with, and shall be held by, an institution mutually acceptable to Parent and the Stockholders’ Representative as Escrow Agent (the “Escrow Agent”). The deposit with the Escrow Agent pursuant to this Section 10.05(a) shall constitute an escrow fund (the “Escrow Fund”) governed by the terms set forth in the Escrow Agreement.

(b) Any payment by the Stockholders to any Parent Indemnified Party under this Article 10 shall be made by the Stockholders on a several basis, at the option of each Stockholder, (i) in cash, (ii) by instructing the Stockholders’ Representative to cause, on its behalf, the Escrow Agent to deliver to Parent all of a portion of such Stockholder’s Parent Common Shares constituting part of the Escrow Fund or (iii) in a combination of cash and such Parent Common Shares. Any Parent Common Shares delivered by any Stockholder to any Parent Indemnified Party as provided in this Section 10.05(b) shall be valued at their Fair Market Value as of the date of this Agreement. In connection with any payment by the Stockholders as provided in this Section 10.05(b) that shall be made by causing the delivery of Parent Common Shares out of the Escrow Fund, each of the Parent and the Stockholders’ Representative shall cooperate in good faith and use its reasonable best efforts to promptly make and promptly process all necessary filings and applications and obtain all consents, approvals, orders, authorizations, registrations and declarations and to comply with all applicable laws necessary for the Stockholders to make such payment.

(c) Any payment by Parent to any Company Indemnified Party under this Article 10 shall be made, at the option of Parent, (i) in cash, (ii) by issuing Parent Common Shares to the Company Indemnified Parties or (iii) in a combination of cash and such Parent Common Shares. Any Parent Common Shares issued as payment to the Company Indemnified Parties under this Article 10 shall be valued at their Fair Market Value as of the date of this Agreement. In connection with any payment by Parent as provided in this Section 10.05(c) that shall be made by issuing Parent Common Shares, each of Parent and each Company Indemnified Party shall cooperate in good faith and use its reasonable best efforts to promptly make and promptly process all necessary filings and applications and obtain all consents, approvals, orders, authorizations, registrations and declarations or expiration or termination of any required waiting periods and to comply with all applicable laws necessary for Parent to make such payment.

(d) Notwithstanding any provision of this Agreement (including, without limitation, Sections 2.02(b), 2.03(a), 2.03(b) and 10.05) to the contrary, if Parent and the Stockholders’ Representative so agree in writing prior to the Effective Time, (a) all 3,356,606 Parent Common Shares constituting the Escrow Amount may be withheld solely from the Merger Consideration payable to the Escrow Fund Stockholders instead of from the Merger Consideration payable to all Stockholders, in which event such Parent Common Shares that constitute the Escrow Amount shall be allocated among the Escrow Fund Stockholders on a pro rata basis determined in accordance with each Escrow Fund Stockholder’s ownership of the Company Common Stock immediately prior to the Effective Time on an as converted basis and without regard to the liquidation preference attributable to any shares of Series A Preferred Stock held by any such Escrow Fund Stockholder, (b) all references in Section 10.05(b) to any payment by the Stockholders to any Parent Indemnified Party from the Escrow Amount under this Article 10 shall be deemed to refer solely to the Escrow Fund Stockholders and (c) the form of Escrow Agreement attached as Exhibit H hereto shall be modified as appropriate prior to execution and delivery thereof to reflect the terms of clauses (a) and (b) immediately above. The parties acknowledge and agree that the establishment of the Escrow Fund in accordance with the foregoing provisions of this Section 10.05(d) shall not limit the liability of any Stockholder for any claims for indemnification under this Article 10 by any Parent Indemnified Party that may be made other than against the Escrow Fund.

Section 10.06. Exclusive Remedy. Subject to Section 12.13, from and after Closing Date, indemnification pursuant to this Article 10 shall be the exclusive remedy of the parties hereto for any Loss or Losses arising out of or related to the transactions contemplated by this Agreement, except in the case of fraud or a willful breach of this Agreement.

ARTICLE 11

TERMINATION

Section 11.01. Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the parties hereto;

(b) by Parent or the Company, if the Closing has not occurred by March 8, 2005 (the “Termination Date”), provided that the party seeking to exercise such right is not then in material breach of any of its material obligations under this Agreement;

(c) by Parent or the Company, if there shall be any law or regulation that makes consummation of the Transactions illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Transactions is entered and such judgment, injunction, order or decree shall become final and nonappealable;

(d) by Parent, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company or any Principal Stockholder contained in this Agreement such that the conditions set forth in Section 9.02(a) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) in the case of a breach of a covenant or agreement, if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 11.01(d) if Parent is then in material breach of any of its material representations, warranties, covenants or agreements contained in this Agreement;

(e) by the Company, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Co. contained in this Agreement such that the conditions set forth in Section 9.03(a) would not be satisfied and (i) such breach is not reasonably capable of being cured prior to the Termination Date or (ii) if such breach is reasonably capable of being cured prior to the Termination Date, such breach shall not have been cured prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 11.01(e) if any Principal Stockholder or the Company is then in material breach of any of its material representations, warranties, covenants or agreements contained in this Agreement;

(f) by the Company, by action of the Board of Directors of the Company, if, prior to receipt of the Company Stockholder Approval, (i) the Company is not in material breach of any of its material obligations under this Agreement, (ii) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice if available or, if not available, including all material terms and conditions of such agreement in the notice, (iii) Parent does not make, within three Business Days after receipt of the Company’s written notice of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Board of Directors of the Company determines, in good faith after consultation with its outside legal counsel and its financial advisors, is at least as favorable to the Company’s stockholders as the Superior Proposal and (iv) the Company prior to such termination pays to Parent the Company Termination Fee in accordance with Section 11.02(b), the Company agreeing hereby that (A) it shall not enter into a binding agreement referred to in clause (ii) immediately above until at least the fifth Business Day after it has provided the notice to Parent required thereby and (B) it shall notify Parent as soon as practicable if its intention to enter into a written agreement referred to in such notice shall change at any time after giving such notice;

(g) by Parent if, prior to the Company Stockholder Approval, the Board of Directors of the Company shall have failed to recommend or shall have withdrawn or modified or changed in a manner adverse to Parent its approval or recommendation of this Agreement or the Merger or shall have recommended a Superior Proposal (or the Board of Directors of the Company shall have resolved to do any of the foregoing);

(h) by the Company if, prior to the Parent Stockholder Approval, the Board of Directors of Parent shall have failed to recommend or shall have withdrawn or changed in a manner adverse to the Company its approval or recommendation of the Parent Stockholder Proposals (or the Board of Directors of Parent shall have resolved to do any of the foregoing);

(i) by Parent, if the Company Stockholder Approval shall not have been obtained by 5:00 p.m. Eastern Time on the second Business Day after the date of execution of this Agreement; provided that the right to terminate this Agreement under this Section 11.01(i) shall not be available to Parent if Parent has not complied with its obligations under Section 8.02(b); or

(j) by the Company, if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders Meeting; provided that the right to terminate this Agreement under this Section 11.01(j) shall not be available to the Company if the Company has not complied with its obligations under Section 8.01(b).

Section 11.02. Effect of Termination. (a) If this Agreement is validly terminated pursuant to Section 11.01, this Agreement shall become void and of no effect with no liability on the part of any party hereto, except that termination of this Agreement shall be without prejudice to any rights any party may have hereunder against any other party for a willful breach of this Agreement. The agreements contained in this Section 11.02, Section 8.10 and Article 12 shall survive the termination hereof.

(b) In the event that this Agreement is terminated (i) by the Company pursuant to Section 11.01(f) or (ii) by Parent pursuant to Section 11.01(g), the Company shall (A) promptly, but in no event later than the earlier of the date of such termination or date of entry into an agreement concerning an Acquisition Proposal, pay to Parent a termination fee of $3,000,000 (the “Company Termination Fee”) by wire transfer of same day funds and (B) in no event later than the close of business on the second Business Day after Parent shall have requested payment of its charges and expenses incurred in connection with the transactions contemplated hereby, pay to Parent the amount of such charges and expenses by wire transfer of same day funds.

(c) In the event that this Agreement is terminated by Parent pursuant to Section 11.01(i) for the Company’s failure to obtain the Company Stockholder Approval within the period specified therein, the Company shall (i) no later than the close of business of the second Business Day after Parent shall have requested payment of its charges and expenses incurred in connection with the transactions contemplated hereby, pay to Parent the amount of such charges and expenses by wire transfer of same day funds and (ii) if within nine months of such termination the Company enters into an agreement concerning an Acquisition Proposal, the Company shall at the time of entering into such agreement, pay to Parent the Company Termination Fee by wire transfer of same day funds.

(d) In the event that this Agreement is terminated by the Company pursuant to Section 11.01(h), Parent shall (i) promptly, but in no event later than the close of business on the second Business Day after such termination of this Agreement, pay to the Company a termination fee of $3,000,000 by wire transfer of same day funds and (ii) in no event later than the close of business on the second Business Day after the Company shall have requested payment of its changes and expenses incurred in connection with the transactions contemplated hereby, pay to the Company the amount of such charges and expenses by wire transfer of same day funds.

(e) In the event that this Agreement is terminated by the Company pursuant to Section 11.01(j), Parent shall, no later than the close of business on the Second Business Day after the Company shall have requested payment of its charges and expenses incurred in connection with the transactions contemplated hereby, pay to the Company the amount of such charges and expenses by wire transfer of same day funds.

(f) The Company and Parent each acknowledge that the agreements contained in this Section 11.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company and Parent would not enter into this Agreement; accordingly, if the Company or Parent fails to promptly pay the amounts due pursuant to this Section 11.02, and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the amounts set forth in this Section 11.02, the party against which such judgment is entered shall pay to the party brining suit the costs and expenses (including attorneys’ fees) of the party bringing suit in connection with such suit, together with interest from the date of termination of this Agreement on the amounts owed at the rate published as the “Prime Rate” in The Wall Street Journal in effect from time to time during such period, plus 2%.

ARTICLE 12

MISCELLANEOUS

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy or similar writing) and shall be given, if to Parent or Merger Co. or to the Company after the Effective Time, to:

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

Attention: Chief Financial Officer

Facsimile: (706) 385-8801

with copies (which shall not constitute notice) to:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Suite 400

Huntsville, Alabama 35806

Attention: General Counsel

Facsimile: (256) 382-3936

Hogan & Hartson L.L.P.

8300 Greensboro Drive

McLean, Virginia 22102

Attention: Richard J. Parrino

Robert A. Welp

Facsimile: (703) 610-6200

if to the Company prior to the Effective Time, to:

Florida Digital Network, Inc.

2301 Lucien Way

Suite 200

Maitland, Florida 32757

Attention: President

Chief Financial Officer

Facsimile: (407) 835-1437

with copies (which shall not constitute notice) to:

Foley & Lardner LLP

P. O. Box 3391

Tampa, Florida 33601-3391

Attention: Steven W. Vasquez

Facsimile: (813) 221-4210

Edwards & Angell, LLP

101 Federal Street

Boston, Massachusetts 02110-1800

Attention: Stephen O. Meredith

Facsimile: (617) 439-4170

if to any Principal Stockholder, to such Principal Stockholder care of the Stockholders’ Representative at the following address or telecopy number:

M/C Venture Partners, L.P.

75 State Street, Suite 2500

Boston, Massachusetts 02109

Attention.: Peter H.O. Claudy

Facsimile: (617) 345-7200

with a copy to:

Edwards & Angell, LLP

101 Federal Street

Boston, Massachusetts 02110-1800

Attention: Stephen O. Meredith

Facsimile: (617) 439-4170

with copies (which shall not constitute notice) to such Persons at such addresses or telecopy numbers set forth beside the name of such Principal Stockholders on Annex 1;

or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other parties hereto. Each such notice, request or other communication shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section.

Section 12.02. Amendments; No Waivers.

(a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and the Stockholders’ Representative or in the case of a waiver, by the party against whom the waiver is to be effective (or, if any such waiver is to be effective against any Principal Stockholder, by the Stockholders’ Representative); provided that after the adoption of this Agreement by the stockholders of the Company, no such amendment or waiver shall, without the further approval of such stockholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company or (ii) any of the terms or conditions of this Agreement if such alteration or change would adversely affect the rights of the holders of any shares of capital stock of the Company.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.03. Expenses. Except for filings fees related to compliance with any applicable requirements of the HSR Act, all of which shall be paid by Parent, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, provided that, if a Closing occurs, all such costs and expenses not theretofore paid by the Company shall be paid by Parent or the Surviving Corporation.

Section 12.04. Successors and Assigns; Benefit. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, provided that no party may assign (other than by operation of law following the Closing), delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto except that Parent and Merger Co. may make such an assignment to one or more direct wholly-owned Parent Subsidiaries, but any such assignment shall not relieve Parent or Merger Co. of its obligations hereunder. Subsequent to the Effective Time, in the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Parent Common Shares by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to holders of Parent Common Shares or combination of the Parent Common Shares, or any other change in capital structure of Parent, appropriate adjustments shall be made with respect to the relevant provisions of this Agreement so as to fairly and equitably preserve, to the extent practicable, the original rights and obligations of the parties hereto under this Agreement. Nothing in this Agreement, expressed or implied, shall confer on any Person other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except that Section 8.14 is intended to confer rights and remedies to the officers and directors of the Company as and to the extent set forth therein.

Section 12.05. Governing Law. All matters arising out of or relating to this Agreement shall be construed in accordance with and governed by the internal laws of the State of Delaware, except insofar as the Merger is governed by Delaware Law.

Section 12.06. Submission to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the United States District Court for the Northern District of Georgia located in the City of Atlanta, or if such court does not have jurisdiction, to the exclusive jurisdiction of the state courts of the State of Georgia located in Fulton County, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s respective address set forth in Section 12.01 shall be effective service of process for any action, suit or proceeding in Georgia with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (a) the United States District Court for the Northern District of Georgia or (b) the state courts of the State of Georgia located in Fulton County, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.07. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 12.08. Interpretation. When a reference is made in this Agreement to Sections, subsections, Schedules or Exhibits, such reference shall be to a Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The words “include”, “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation”. The word “herein” and similar references mean, except where a specific Section or Article reference is expressly indicated, the entire Agreement rather than any specific Section or Article. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12.09. Disclosures. Notwithstanding anything in this Agreement or the Company Disclosure Schedule, the Company Updated Disclosure Schedule, the Parent Disclosure Schedule or the Parent Updated

Disclosure Schedule to the contrary, the Company and Parent acknowledge that the disclosure by the Company or Parent of any matter pursuant to such schedules shall not be deemed to constitute an acknowledgement by the Company or Parent, as applicable, that such matter is required to be disclosed by the terms of this Agreement or that such matter is material.

Section 12.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

Section 12.11. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.12. Entire Agreement. This Agreement, the other Transaction Agreements and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 12.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in (a) the United States District Court for the Northern District of Georgia or (b) the state courts of the State of Georgia located in Fulton County, in addition to any other remedy to which they are entitled at law or in equity.

Section 12.14. Nature of Liability.

(a) Parent and Merger Co. shall be jointly and severally liable for all covenants, agreements, obligations and representations and warranties made by either of them in this Agreement.

(b) The Principal Stockholders shall be severally liable for all covenants, agreements, obligations and representations and warranties made by any of them or by the Company in this Agreement, and no Principal Stockholder shall be liable for any breach, noncompliance or violation by any other Principal Stockholder of such other Principal Stockholder’s covenants, agreements, obligations or representations and warranties.

Section 12.15. Binding Appointment. (a) The provisions of this Agreement, including, without limitation, Article 10, shall be binding upon each Principal Stockholder and the executors, heirs, legal representatives and successors of each Principal Stockholder, and any references in this Agreement to a Principal Stockholder or the Principal Stockholders shall mean and include the successors to the Principal Stockholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

Section 12.16. Definition of Knowledge. As used herein, the word “knowledge” shall, with respect to (i) the Company or any Subsidiary or (ii) Parent or any Parent Subsidiary, as the case may be, mean the actual knowledge of those persons listed in Section 12.16 of the Company Disclosure Schedule or the Parent Disclosure Schedule, respectively.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ITC^DELTACOM, INC.

By:	/s/ Douglas A. Shumate
Name: Douglas A. Shumate
Title: Senior Vice President and
Chief Financial Officer

FLORIDA DIGITAL NETWORK, INC.

By:	/s/ Michael P. Gallagher
Name: Michael P. Gallagher
Title: Chief Executive Officer

BOATRAMP CO.

By:	/s/ Douglas A. Shumate
Name: Douglas A. Shumate
Title: Senior Vice President and
Chief Financial Officer

PRINCIPAL STOCKHOLDERS:

M/C VENTURE PARTNERS V, L.P.

By: M/C VP V LLC, its general partner

By:	/s/ Peter H. O. Claudy
Name: Peter H. O. Claudy
Title: Managing Director

M/C INVESTORS L.L.C.

By:	/s/ Peter H. O. Claudy
Name: Peter H. O. Claudy
Title: Managing Director

MEDIA/COMMUNICATIONS PARTNERS III LIMITED PARTNERSHIP

By: M/C III L.L.C., its general partner

By:	/s/ Peter H. O. Claudy
Name: Peter H. O. Claudy
Title: Managing Director

CHESTNUT VENTURE PARTNERS, L.P.

By: Chestnut Street Partners, Inc., its general partner

By:	/s/ Peter H. O. Claudy
Name: Peter H. O. Claudy
Title: Vice President

COLUMBIA CAPITAL EQUITY PARTNERS III (QP), L.P.

By: Columbia Capital Equity Partners III, L.P., its General Partner

By: Columbia Capitol III, L.L.C. its General Partner

By:	/s/ Donald Doering
Name: Donald Doering
Title: Chief Financial Officer

COLUMBIA FDN PARTNERS III, L.L.C.

By: Columbia Capitol III, L.L.C. its General Partner

By:	/s/ Donald Doering
Name: Donald Doering
Title: Chief Financial Officer

CENTENNIAL VENTURES VII, L.P.

By: Centennial Holdings VII, LLC, its General Partner

By:	/s/ Jeffrey H. Schutz
Name: Jeffrey H. Schutz
Title: Managing Director

CENTENNIAL ENTREPRENEURS FUND VII, L.P.

By: Centennial Holdings VII, LLC, its General Partner

By:	/s/ Jeffrey H. Schutz
Name: Jeffrey H. Schutz
Title: Managing Director

The undersigned hereby acknowledges its appointment as the Stockholders’ Representative hereunder and its willingness to fulfill the duties of the Stockholders’ Representative as contemplated by this Agreement.

M/C VENTURE PARTNERS V, L.P.

By: M/C VP V LLC, its general partner

By:	/s/ Peter H. O. Claudy
Name: Peter H. O. Claudy
Title: Managing Director

Appendix B

[Letterhead of Miller Buckfire Lewis Ying & Co., LLC]

September 8, 2004

Board of Directors

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

Gentlemen:

Miller Buckfire Lewis Ying & Co., LLC (“MBLY”) has acted as financial advisor to ITC^DeltaCom, Inc. (the “Company”) in connection with the proposed merger of Boatramp Co. (“Merger Sub”), a wholly-owned subsidiary of the Company, with and into Florida Digital Network, Inc. (“Target”) pursuant to the Agreement and Plan of Merger, dated as of September 8, 2004, among the Company, Merger Sub, Target and the principal stockholders (the “Principal Stockholders”) of Target identified therein (the “Merger Agreement”), as a result of which Target will become a wholly-owned subsidiary of the Company (the “Transaction”). As a result of the Transaction, among other things, each share of Common Stock, par value $0.00000001 per share, of Target and Series A Preferred Stock, par value $0.01 per share, of Target issued and outstanding immediately prior to the effective time of the merger will be cancelled and converted into a number of shares of Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”) determined in accordance with the Merger Agreement (the aggregate number of such shares of Company Common Stock, the “Merger Consideration”). The Merger Consideration will not exceed 31,300,000 shares of Company Common Stock. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested MBLY’s opinion, as investment bankers, as to the fairness, from a financial point of view, to the Company of the Merger Consideration.

In connection with MBLY’s role as financial advisor to the Company, and in arriving at its opinion, MBLY has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and financial and other information furnished to it by the Company and Target. MBLY has also held discussions with members of the senior managements of the Company and Target regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, MBLY has (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) compared certain financial information for the Company and Target, and in the case of the Company certain stock market information, with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement and certain related documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

MBLY has not assumed responsibility for independent verification of, and has not independently verified, the information reviewed by it for purposes of this opinion, whether publicly available or furnished to it, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, MBLY has with your permission assumed and relied upon the accuracy and completeness of all such information. In addition, MBLY has not conducted a physical inspection of any of the properties or assets, or prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the Company or Target. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by the Company to be achieved as a result of the Transaction (collectively, the “Synergies”), made available to MBLY and used in its analyses, MBLY has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Target, as the case may be, as to the matters covered thereby. In rendering its

Board of Directors

ITC^DeltaCom, Inc.

September 8, 2004

opinion, MBLY expresses no view as to the reasonableness of such forecasts and projections, including the Synergies, or the assumptions on which they are based. MBLY’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

For purposes of rendering its opinion, MBLY has assumed with your permission that, in all respects material to its analysis, the representations and warranties of the Company, Merger Sub, Target and the Principal Stockholders contained in the Merger Agreement are true and correct, the Company, Merger Sub, Target and the Principal Stockholders will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Merger Sub, Target and the Principal Stockholders to consummate the Transaction will be satisfied without any waiver thereof. MBLY has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either the Company or Target is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on the Company or Target or materially reduce the contemplated benefits of the Transaction to the Company. In addition, you have informed MBLY, and accordingly for purposes of rendering its opinion MBLY has assumed, that the Transaction will be tax-free to each of the Company and Target and the stockholders of Target.

This opinion is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to approve the Transaction or the issuance of shares of Company Common Stock in the Transaction. This opinion is limited to the fairness, from a financial point of view, to the Company of the Merger Consideration. MBLY expresses no opinion as to (i) the merits of the underlying decision by the Company to engage in the Transaction or (ii) the prices at which the Company Common Stock will trade following the announcement or consummation of the Transaction.

MBLY will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction.

This opinion may not be disclosed or provided to any persons other than the members of the Board of Directors of the Company without the prior written consent of MBLY, except that this opinion may be included in its entirety as an exhibit to a proxy statement to be sent to the holders of the Company Common Stock or a related registration statement on Form S-4, provided that MBLY has approved any description of this opinion, MBLY and the services that MBLY has performed for the Company contained in such proxy or registration statement.

Based upon and subject to the foregoing, it is MBLY’s opinion as investment bankers that the Merger Consideration is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ Miller Buckfire Lewis Ying & Co., LLC

Appendix C

DELAWARE GENERAL CORPORATION LAW

SECTION 262

§ 262 Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix D

ITC^DELTACOM, INC.

AMENDED AND RESTATED STOCK INCENTIVE PLAN

ii

ITC^DELTACOM, INC.

AMENDED AND RESTATED STOCK INCENTIVE PLAN

ITC`DELTACOM, Inc., a Delaware corporation (the “Company”), sets forth herein the terms of its Amended and Restated Stock Incentive Plan (the “Plan”) as follows:

1. PURPOSE

The Plan is intended to enhance the Company’s ability to attract and retain highly qualified officers, key employees, outside directors and other persons, and to motivate such officers, key employees, outside directors and other persons to serve the Company and its Affiliates (as defined herein) and to expend maximum effort to improve the business results and earnings of the Company, by providing to such officers, key employees, outside directors and other persons an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. To this end, the Plan provides for the grant of stock options, restricted stock, stock units, unrestricted stock, stock appreciation rights and cash-based performance awards in accordance with the terms hereof. Stock options granted under the Plan may be non-qualified stock options or incentive stock options, as provided herein, except that stock options granted to outside directors and all Service Providers (as defined herein) shall in all cases be non-qualified stock options.

2. DEFINITIONS

For purposes of interpreting the Plan and related documents (including Award Agreements), the following definitions shall apply:

2.1.	“Affiliate” of, or Person “affiliated” with, a Person means any company or other Person that controls, is controlled by or is under common control with such first Person within the meaning of Rule 405 of Regulation C under the Securities Act.

2.2.	“Annual Incentive Award” means a Grant made subject to the attainment of performance goals (as described in Section 15 hereof) over a performance period of up to one year (which shall be the Company’s fiscal year, unless otherwise specified by the Committee).

2.3.	“Award Agreement” means the stock option agreement, restricted stock agreement, stock unit agreement, stock appreciation right agreement or other written agreement between the Company and a Grantee that evidences and sets forth the terms and conditions of a Grant.

2.4.	“Board” means the Board of Directors of the Company.

2.5.	“Capitalization Change” means a transaction in which the number of outstanding shares of Stock is increased or decreased or changed into or exchanged for a different number or kind of shares of capital stock or other securities of the Company by reason of any recapitalization, reclassification, stock split-up, combination of shares of capital stock, exchange of shares of capital stock, stock dividend or other distribution payable in shares of capital stock, or other increase or decrease in shares of capital stock effectuated without receipt of consideration by the Company, which occurs after the Effective Date.

2.6.	“Code” means the Internal Revenue Code of 1986, as now in effect or as hereafter amended.

2.7.	“Committee” means the Compensation Committee of the Board or other committee of, and designated from time to time by resolution of, the Board, which shall consist of no fewer than two members of the Board. During any time when the Company has a class of equity securities registered under Section 12 of the Exchange Act, at least two members of the Committee shall qualify in all respects as (i) “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act or any successor rule or regulation, (ii) “outside directors” for purposes of Code section 162(m) and (iii) “independent directors” as required by rules, regulations or practices promulgated by The NASDAQ Stock Market, Inc. or any other stock exchange or market on which the Stock is traded (but only to the extent so required), unless in the case of each of clauses (i), (ii) and (iii) the Board determines that satisfaction of such requirements is impracticable, unnecessary or inconsistent with contractual obligations of the Company.

2.8.	“Company” means ITC^DeltaCom, Inc., a Delaware corporation.

2.9.	“Corporate Transaction” means any of the following transactions: (i) the dissolution or liquidation of the Company; (ii) a merger, consolidation or reorganization of the Company in which the Company is not the surviving corporation; (iii) a sale of all or substantially all of the assets of the Company to another Person; or (iv) any other transaction (including a merger or reorganization in which the Company is the surviving corporation) that results in any Person, other than the Existing Stockholders, beneficially owning (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the combined voting power of all classes of voting securities of the Company.

2.10.	“Covered Employee” means a Grantee who is a Covered Employee within the meaning of Code section 162(m)(3).

2.11.	“Director” means a member of the Board.

2.12.	“Disability” means permanent and total disability as defined in Code section 22(e)(3).

2.13.	“Effective Date” means October 29, 2002.

2.14.	“Exchange Act” means the Securities Exchange Act of 1934, as now in effect or as hereafter amended.

2.15.	“Executive Officer” means “executive officer” of the Company within the meaning of Rule 3b-7 under the Exchange Act, and, solely for purposes of Section 10.8 hereof, to the extent inconsistent with Rule 3b-7 under the Exchange Act, each other individual who may be deemed to be an “executive officer” within the meaning of Section 402 of the Sarbanes-Oxley Act of 2002.

2.16.	“Existing Stockholders” means the WCAS Securityholders and their Affiliates.

2.17.	“Fair Market Value,” with respect to any Grant Date or other date of determination, means the closing price of a share of Stock reported on the Stock Exchange on the most recent trading date immediately preceding such Grant Date or other date of determination on which a closing price was so reported. Notwithstanding the foregoing, in the event that the shares of Stock are listed or admitted to trading on more than one Stock Exchange, Fair Market Value means the closing price of a share of Stock reported on the Stock Exchange that trades the largest volume of shares of Stock on the applicable trading date. If the Stock is not at the time listed or admitted to trading on a Stock Exchange, Fair Market Value means the mean between the lowest reported bid price and highest reported asked price of a share of Stock on the applicable trading date in the over-the-counter market, as such prices are reported in a publication of general circulation selected by the Board and regularly reporting the market price of the Stock in such market. If the Stock is not listed or admitted to trading on any Stock Exchange or traded in the over-the-counter market, Fair Market Value shall be as determined in good faith by the Board.

2.18.	“Governance Agreement” means the Governance Agreement, dated as of July 2, 2003, as amended from time to time, among the Company, WCAS Capital Partners III, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., WCAS Information Partners, L.P. and certain individual investors and trusts listed on the signature pages thereto.

2.19.	“Grant” means an award of an Option, Restricted Stock, a Stock Unit, Unrestricted Stock, a Stock Appreciation Right, a Performance Award or an Annual Incentive Award under the Plan.

2.20.	“Grant Date” means, as determined by the Board or authorized Committee, (i) the date as of which the Board or such Committee approves a Grant or (ii) such other date as may be specified by the Board or such Committee.

2.21.	“Grantee” means a Person who receives or holds a Grant of an Option, Restricted Stock, a Stock Unit, a Stock Appreciation Right, Unrestricted Stock, a Performance Award or an Annual Incentive Award under the Plan.

2.22.	“Immediate Family Members” of a Grantee means the child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the Grantee, including adoptive relationships, or any individual sharing the Grantee’s household (other than a tenant or employee).

2.23.	“Incentive Stock Option” means an “incentive stock option” within the meaning of Code section 422.

2.24.	“Option” means an option to purchase one or more shares of Stock pursuant to the Plan.

2.25.	“Option Period” means the period during which Options may be exercised as set forth in Section 10 hereof.

2.26.	“Option Price” means the purchase price for each share of Stock subject to an Option.

2.27.	“Outside Director” means a member of the Board who is not an officer or employee of the Company or any Subsidiary.

2.28.	“Performance Award” means a Grant made subject to the attainment of performance goals (as described in Section 15 hereof) over a performance period of up to ten (10) years.

2.29.	“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock issuer, trust or unincorporated organization (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

2.30.	“Plan” means this ITC^DeltaCom, Inc. Amended and Restated Stock Incentive Plan, as amended from time to time.

2.31.	“Plan of Reorganization” means the Company’s plan of reorganization confirmed by order of the United States Bankruptcy Court for the District of Delaware entered on October 17, 2002 in In re ITC^DeltaCom, Inc. (Case No. 02-11848) (MFW)).

2.32.	“Reporting Person” means a Person who is required to file reports under Section 16(a) of the Exchange Act.

2.33.	“Restricted Period” means the period during which Restricted Stock or Stock Units are subject to restrictions or conditions pursuant to Section 12.2 hereof.

2.34.	“Restricted Stock” means shares of Stock awarded to a Grantee pursuant to Section 12 hereof that are subject to restrictions and to a risk of forfeiture.

2.35.	“Securities Act” means the Securities Act of 1933, as now in effect or as hereafter amended.

2.36.	“Service Provider” means a consultant or adviser to the Company or a Subsidiary, a manager of the properties or affairs of the Company or a Subsidiary, or other similar service provider or Affiliate of the Company or a Subsidiary, and employees of any of the foregoing, as such persons may be designated from time to time by the Board pursuant to Section 6 hereof.

2.37.	“Stock” means the common stock, par value $0.01 per share, of the Company.

2.38.	“Stock Appreciation Right” or “SAR” means a right granted to a Grantee pursuant to Section 13 hereof.

2.39.	“Stock Exchange” means the OTC Bulletin Board, The NASDAQ Stock Market, Inc. and any established national or regional stock exchange on which the Stock is listed or admitted to trading.

2.40.	“Stock Unit” means a unit awarded to a Grantee pursuant to Section 12 hereof, which represents a conditional right to receive a share of Stock in the future, and which is subject to restrictions and to a risk of forfeiture.

2.41.	“Subsidiary” means any “subsidiary corporation” of the Company within the meaning of Code section 424(f).

2.42.	“Successor” means any corporation that is a successor corporation to the Company in a transaction described in Section 20.3 hereof, and any parent or subsidiary corporation thereof.

2.43.	“Unrestricted Stock” means an award of Stock granted to a Grantee pursuant to Section 14 hereof.

2.44.	“WCAS Securityholders” means, collectively, (i) WCAS Capital Partners III, L.P., (ii) Welsh, Carson, Anderson & Stowe VIII, L.P., (iii) WCAS Information Partners, L.P., (iv) each of the individual investors and trusts that executed the Governance Agreement as “WCAS Securityholders,” (v) the Affiliates of any of the persons referred to in clauses (i), (ii), (iii) and (iv) above, (vi) the related persons of any of the persons referred to in clauses (i), (ii), (iii) and (iv) above and (vii) the WCAS Securityholder Permitted Transferees.

2.45.	“WCAS Securityholder Permitted Transferees” means the individuals who are the heirs, executors, administrators, testamentary trustees, legatees, beneficiaries, spouses or lineal descendants of any of the WCAS Securityholders who are natural persons.

3. ADMINISTRATION OF THE PLAN

3.1. Board.

The Board shall have such powers and authorities related to the administration of the Plan as are consistent with the Company’s certificate of incorporation, bylaws and applicable law. The Board shall have full power and authority to take all actions and to make all determinations required or provided for under the Plan, any Grant or any Award Agreement, and shall have full power and authority to take all such other actions and make all such other determinations not inconsistent with the specific terms and provisions of the Plan that the Board deems to be necessary or appropriate to the administration of the Plan, any Grant or any Award Agreement. All such actions and determinations shall be by the affirmative vote of a majority of the members of the Board present at a meeting or by unanimous consent of the Board executed in writing in accordance with the Company’s certificate of incorporation, bylaws and applicable law. The interpretation and construction by the Board of any provision of the Plan, any Grant or any Award Agreement shall be final, binding and conclusive. As permitted by law, the Board may delegate its authority under the Plan to a member of the Board or an Executive Officer; provided, however, that, unless otherwise provided by resolution of the Board, only the Board or the Committee may make a Grant to a Reporting Person of the Company and establish the number of shares of Stock that may be subject to Grants with respect to any fiscal period.

3.2. Committee.

The Board from time to time may delegate to a Committee such powers and authorities related to the administration and implementation of the Plan, as set forth in Section 3.1 hereof and in other applicable provisions of the Plan, as the Board shall determine, consistent with the Company’s certificate of incorporation, bylaws and applicable law. In the event of any such delegation to a Committee, and as the context requires, reference in this Plan to the Board shall be a reference to the Committee. In the event that the Plan, any Grant or any Award Agreement provides for any action to be taken or determination to be made by the Board, such action may be taken by or such determination may be made by the Committee if the power and authority to do so has been delegated to the Committee by the Board as provided for in this Section 3.2. Unless otherwise expressly determined by the Board, any such action or determination by the Committee shall be final, binding and conclusive. As permitted by law, the Committee may delegate the authority delegated to it by the Board under the Plan to a member of the Board or an Executive Officer; provided, however, that, unless otherwise provided by the Board, only the Board or the Committee may make a Grant to a Reporting Person of the Company and establish the number of shares of Stock that may be subject to Grants during any fiscal period.

3.3. Grants.

Subject to the other terms and conditions of the Plan, the Board shall have full and final authority (i) to designate Grantees, (ii) to determine the types of Grants to be made to a Grantee, (iii) to determine the number of shares of Stock to be subject to a Grant, (iv) to establish the terms and conditions of each Grant, including, without limitation, the Option Price of any Option, the nature and duration of any restriction or condition (or provision for lapse thereof, including any lapse relating to a change in control of the Company) relating to the vesting, exercise, transfer or forfeiture of a Grant or the shares of Stock subject thereto, and any terms or conditions that may be necessary to qualify Options as Incentive Stock Options, (v) to prescribe the form of each Award Agreement evidencing a Grant, (vi) to make Grants alone, in addition to, in tandem with, or in substitution or exchange for any other Grant or any other award granted under another plan of the Company or a Subsidiary and (vii) to amend, modify or supplement the terms of any outstanding Grant. Such authority shall specifically include the authority, in order to effectuate the purposes of the Plan but without amending the Plan, to modify Grants to eligible individuals who are foreign nationals or are individuals who are employed outside the United States of America to recognize differences in local law, tax policy or custom. As a condition to any subsequent Grant, the Board shall have the right, in its sole discretion, to require Grantees to return to the Company any Grants previously awarded under the Plan. Subject to the terms and conditions of the Plan, any such subsequent Grant shall be upon such terms and conditions as are specified by the Board at the time the subsequent Grant is made. The Board’s authority pursuant to this Section 3.3 shall include the authority, with the consent of the affected Grantee, to cancel any Option or other Grant and to substitute a new Option or other Grant covering the same or a different number of shares of Stock and with the same or different vesting schedule and other terms. Without limiting the generality of the foregoing, in the case of a substitute Option, the new Option may have the same, a higher or a lower Option Price. The Board’s authority pursuant to this Section 3.3 shall include the authority to implement an exchange of Grants by means of an exchange offer.

The Company may retain the right in an Award Agreement to cause a forfeiture of the gain realized by a Grantee on account of actions taken by the Grantee in violation or breach of, or in conflict with, any non-competition agreement, any agreement prohibiting solicitation of employees or clients of the Company or any Affiliate thereof or any confidentiality obligation with respect to the Company or any Affiliate thereof or otherwise in competition with the Company or any Affiliate thereof, to the extent specified in such Award Agreement applicable to the Grantee.

The Board may permit or require the deferral of any award payment, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, including the converting of such credits into deferred Stock equivalents.

3.4. No Liability.

No member of the Board or of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Grant or Award Agreement.

4. STOCK SUBJECT TO THE PLAN

4.1. Aggregate Limitation.

Subject to adjustment as provided in Section 20 hereof, the aggregate number of shares of Stock available for issuance under the Plan pursuant to Options or other Grants shall be seven million three hundred thousand (11,300,000) shares, which may be authorized but unissued shares, treasury shares, or issued and outstanding shares that are purchased in the open market or otherwise. Any shares of Stock granted under the Plan which are forfeited to the Company because of the failure to meet an award contingency or condition shall again be available for issuance pursuant to new awards granted under the Plan. Any shares of Stock covered by an award (or portion of an award) granted under the Plan which is forfeited or canceled, expires or is settled in cash shall be deemed not to have been issued for purposes of determining the maximum number of shares of Stock available for issuance under the Plan. If any Option is exercised by tendering shares of Stock, either actually or by attestation, to the Company as full or partial payment in connection with the exercise of an Option or a stock option under any prior plan of the Company as herein described, only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed issued for purposes of determining the maximum number of shares of Stock available for issuance under the Plan. Shares of Stock issued under the Plan through the settlement, assumption or substitution of outstanding awards or obligations to grant future awards resulting from the acquisition of another Person shall not reduce the maximum number of shares available for issuance under the Plan.

4.2. Other Plan Limits.

Subject to adjustment as provided in Section 20 hereof, the maximum number of shares of Stock that may be delivered through Options intended to be Incentive Stock Options shall be three million six hundred fifty thousand (3,650,000) shares.

4.3. Payment Shares.

Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Board may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company, including the plan of any Person acquired by the Company, and such shares of Stock used as such payment shall not count against the limitation on the maximum number of shares specified in Section 4.2 hereof.

4.4. Application of Aggregate Limitation.

The Board may adopt reasonable counting procedures to ensure appropriate counting, to avoid double counting (as, for example, in the case of tandem or substitute awards) and to make adjustments if the number of shares of Stock actually delivered differs from the number of shares of Stock previously counted in connection with a Grant.

4.5. Per-Grantee Limitation.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act:

(i)	in any fiscal year, no Person eligible for a Grant under Section 6 hereof may be awarded Options for purposes of the Plan exercisable for greater than one million (1,000,000) shares of Stock (subject to adjustment as provided in Section 20 hereof);

(ii)	in any fiscal year, the maximum number of shares of Restricted Stock that may be awarded under the Plan (including for this purpose any shares of Stock represented by Stock Units) to any Person eligible for a Grant under Sections 12 and 14 hereof is one million (1,000,000) shares for purposes of the Plan (subject to adjustment as provided in Section 20 hereof);

(iii)	in any fiscal year, the maximum number of shares of Stock that may be the subject of SARs awarded to any Grantee under Section 13 hereof is five hundred thousand (500,000) shares for purposes of the Plan (subject to adjustment as provided in Section 20 hereof); and

(iv)	the maximum amount that may be earned as an Annual Incentive Award or other cash Grant in any fiscal year by any one Grantee shall be $3,000,000 and the maximum amount that may be earned as a Performance Award or other cash Grant in respect of a performance period by any one Grantee shall be $5,000,000.

4.6. Book Entry.

Notwithstanding any other provision of the Plan to the contrary, the Company may, in its sole discretion, use the book-entry method of recording Stock ownership in lieu of issuing certificates evidencing Stock ownership for any purpose under the Plan.

5. EFFECTIVE DATE AND TERM OF THE PLAN

5.1. Effective Date.

The Plan was effective as of the Effective Date. The Plan as herein amended and restated shall be effective as of October 28, 2003 (the “Amendment and Restatement Date”), subject to approval of the amended and restated Plan by the holders of a majority of the combined voting power of all classes of capital stock of the Company within one year after the Amendment and Restatement Date. Upon approval of the amended and restated Plan by the stockholders, all Grants made under the Plan on or after the Amendment and Restatement Date shall be fully effective as if the stockholders of the Company had approved the Plan on the Amendment and Restatement Date. If the stockholders of the Company fail to approve the amended and restated Plan within the one-year period set forth in this Section 5.1, any Grants made hereunder of a type not authorized, or in excess of the number of shares available for Grants, under the Plan prior to its amendment and restatement shall be null and void and of no effect and the applicable terms of the Plan shall be the terms in effect immediately prior to the Amendment and Restatement Date.

5.2. Term.

The Plan shall terminate ten years after the Amendment and Restatement Date.

6. PERMISSIBLE GRANTEES

6.1. Employees and Service Providers.

Subject to the provisions of Section 7 hereof, Grants may be made under the Plan to (i) any employee of the Company or a Subsidiary, including any such employee who is an officer or director of the Company, (ii) an Outside Director, (iii) a Service Provider or employee of a Service Provider who provides, or who has provided, services to the Company or any Subsidiary, and (iv) any other individual whose participation in the Plan is determined by the Board to be in the best interests of the Company, as the Board shall determine and designate from time to time.

6.2. Multiple Grants.

An eligible Person may receive more than one Grant, subject to such restrictions as are provided in the Plan.

7. LIMITATIONS ON GRANTS OF INCENTIVE STOCK OPTIONS

An Option shall constitute an Incentive Stock Option only (i) if the Grantee of such Option is an employee of the Company or a Subsidiary, (ii) to the extent specifically provided in the related Award Agreement and (iii) to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares of Stock with respect to which all Incentive Stock Options held by such Grantee become exercisable for the first time during any calendar year (under the Plan and all other plans of the Grantee’s employer and its Affiliates) does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which such Options were granted.

8. AWARD AGREEMENT

Each Grant pursuant to the Plan shall be evidenced by an Award Agreement, in such form or forms as the Board shall from time to time determine. Award Agreements issued from time to time or at the same time need not contain similar provisions, but shall be consistent with the terms of the Plan. Each Award Agreement evidencing a Grant of Options shall specify whether such Options are intended to be non-qualified stock options or Incentive Stock Options, and in the absence of such specification such options shall be deemed to be non-qualified stock options.

9. OPTION PRICE

The Option Price of each Option shall be no less than the Fair Market Value of a share of Stock on the Grant Date and stated in the Award Agreement evidencing such Option; provided, however, that in the event that a

Grantee would otherwise be ineligible to receive an Incentive Stock Option by reason of the provisions of Code sections 422(b)(6) and 424(d) (relating to ownership of more than ten percent (10%) of the Company’s outstanding shares of Stock), the Option Price of an Option granted to such Grantee that is intended to be an Incentive Stock Option shall be not less than one hundred ten percent (110%) of the Fair Market Value of a share of Stock on the Grant Date. In no case shall the Option Price of any Option be less than the par value of a share of Stock. Notwithstanding the foregoing, the Options for 2,000,000 shares of Stock granted by the Company pursuant to the Plan of Reorganization shall have the Option Prices set forth in the Plan of Reorganization and shall be non-qualified stock options.

10. VESTING, TERM AND EXERCISE OF OPTIONS

10.1. Vesting and Option Period.

Subject to Sections 10.2 and 20 hereof, each Option granted under the Plan shall become exercisable at such times and under such conditions as shall be determined by the Board and stated in the Award Agreement. For purposes of this Section 10.1, fractional numbers of shares of Stock subject to an Option shall be rounded down to the next nearest whole number. The period during which any Option shall be exercisable shall constitute the “Option Period” with respect to such Option.

10.2. Term.

Each Option granted under the Plan shall terminate, and all rights to purchase shares of Stock thereunder shall cease, upon the expiration of ten years from the date such Option is granted, or under such circumstances and on such date prior thereto as is set forth in the Plan or as may be fixed by the Board and thereafter stated in the Award Agreement relating to such Option; provided, however, that in the event that the Grantee would otherwise be ineligible to receive an Incentive Stock Option by reason of the provisions of Code sections 422(b)(6) and 424(d) (relating to ownership of more than ten percent (10%) of the Company’s outstanding shares of Stock), an Option granted to such Grantee that is intended to be an Incentive Stock Option shall not be exercisable after the expiration of five years from its date of grant.

10.3. Acceleration.

Any limitation on the exercise of an Option contained in any Award Agreement may be rescinded, modified or waived by the Board, in its sole discretion, at any time and from time to time after the Grant Date of such Option, so as to accelerate the time at which the Option may be exercised.

10.4. Termination of Employment or Other Relationship for a Reason Other than Death or Disability.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, upon the termination of a Grantee’s employment or other relationship with the Company and its Subsidiaries other than by reason of death or Disability, any Option or portion thereof held by such Grantee that has not vested in accordance with the provisions of Section 10.1 hereof shall terminate immediately, and any Option or portion thereof that has vested in accordance with the provisions of Section 10.1 hereof but has not been exercised shall, subject to Section 17 hereof, terminate at the close of business upon the expiration of three months following the Grantee’s termination of employment or other relationship (or, if such day is a Saturday, Sunday or holiday, at the close of business on the next preceding day that is not a Saturday, Sunday or holiday). Upon such termination of an Option or portion thereof, the Grantee shall have no further right to purchase shares of Stock pursuant to such Option or portion thereof. Whether a leave of absence or leave on military or government service shall constitute a termination of employment or other relationship for purposes of the Plan shall be determined by the Board, whose determination shall be final, binding and conclusive. For purposes of the Plan, a termination of employment, service or other relationship shall not be deemed to occur if the Grantee is immediately thereafter employed with the Company, a Subsidiary or a Service Provider, or is engaged as a Service Provider or an

Outside Director. Whether a termination of a Grantee’s employment or other relationship with the Company and its Subsidiaries shall have occurred shall be determined by the Board, whose determination shall be final, binding and conclusive.

10.5. Rights in the Event of Death.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, if a Grantee dies while employed by or providing services to the Company or a Subsidiary, all Options granted to such Grantee that have not previously terminated shall fully vest on the date of such Grantee’s death, and the executors or administrators or legatees or distributees of such Grantee’s estate shall have the right, at any time within one year after the date of such Grantee’s death and prior to termination of any Option pursuant to Section 10.2 hereof, to exercise any Option held by such Grantee at the date of such Grantee’s death.

10.6. Rights in the Event of Disability.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, if a Grantee’s employment or other relationship with the Company or a Subsidiary is terminated by reason of the Disability of such Grantee, such Grantee’s Options that have not previously terminated shall fully vest, and shall be exercisable for a period of one year after such termination of employment or other relationship, subject to earlier termination of such Options as provided in Section 10.2 hereof. Whether a termination of employment or other relationship is considered to be by reason of Disability for purposes of the Plan shall be determined by the Board, whose determination shall be final, binding and conclusive.

10.7. Limitations on Exercise of Option.

Notwithstanding any other provision of the Plan, in no event may any Option granted pursuant to the amended and restated Plan be exercised, in whole or in part, prior to the date on which the amended and restated Plan is approved by the stockholders of the Company as provided in Section 5.1 hereof, or after ten years following the date upon which any Option is granted, or after the occurrence of an event referred to in Section 20 hereof which results in termination of the Option.

10.8. Method of Exercise.

An Option that is exercisable may be exercised by the Grantee’s delivery to the Company of written notice of exercise on any business day, at the Company’s principal office, addressed to the attention of the Board. Such notice shall specify the number of shares of Stock with respect to which the Option is being exercised and shall be accompanied by payment in full of the Option Price of the shares of Stock for which the Option is being exercised. The minimum number of shares of Stock with respect to which an Option may be exercised, in whole or in part, at any time shall be the lesser of (i) 100 shares or such lesser number set forth in the applicable Award Agreement and (ii) the maximum number of shares of Stock available for purchase under the Option at the time of exercise. Payment of the Option Price for the shares of Stock purchased pursuant to the exercise of an Option shall be made (a) in cash or in cash equivalents acceptable to the Company; (b) to the extent permitted by law and at the Board’s discretion, through the actual or constructive tender to the Company of shares of Stock, which shares of Stock, if acquired from the Company, shall have been held for at least six months prior to such tender and which shall be valued, for purposes of determining the extent to which the Option Price has been paid thereby, at their Fair Market Value on the date of exercise; or (c) to the extent permitted by law and at the Board’s discretion, by a combination of the methods described in clauses (a) and (b) above.

Except as otherwise provided in the applicable Award Agreement as approved by the Board, and subject to the limitation provided in the last sentence of this paragraph with regard to the Company’s Executive Officers and Directors, if at the time of exercise the Stock is publicly traded on the OTC Bulletin Board, The NASDAQ Stock Market, Inc., an established securities exchange or any other market, the Grantee may exercise an Option by delivering a written direction to the Company that such Option will be exercised pursuant to a “cashless” exercise/sale procedure (pursuant to which funds to pay for exercise of the option shall be delivered to the Company by a broker upon receipt of stock certificates from the Company) or a “cashless” exercise/loan procedure (pursuant to which the Grantee shall obtain a margin loan from a broker to fund the exercise). Such a procedure shall be effectuated through a licensed broker acceptable to the Company. The certificate or certificates for the shares of Stock for which the Option is exercised shall be delivered to such broker as the agent for the individual exercising such Option and the broker shall deliver to the Company cash (or cash equivalents acceptable to the Company) equal to the Option Price for the shares of Stock purchased pursuant to the exercise of such Option, plus the amount (if any) of federal and other taxes that the Company may, in its judgment, be required to withhold with respect to the exercise of such Option. The Company’s Executive Officers and Directors shall not be permitted to use the “cashless” method of exercise described in this paragraph without the express prior consent of the Board.

Any attempt to exercise any Option granted hereunder other than as set forth above shall be invalid and of no force and effect.

10.9. Rights as a Stockholder; Dividend Equivalents.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, an individual holding or exercising an Option shall have none of the rights of a stockholder (for example, the right to receive cash or dividend payments or distributions attributable to the subject shares of Stock or to direct the voting of the subject shares of Stock) until the shares of Stock covered thereby are fully paid and issued to such individual. Except as provided in Section 20 hereof, no adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date of such issuance. However, the Board may, on such conditions as it deems appropriate, provide that a Grantee shall receive a benefit in lieu of cash dividends that would have been payable on any or all shares of Stock subject to the Grant if such shares of Stock had been outstanding. Without limiting the generality of the foregoing, the Board may provide for payment to the Grantee of amounts representing such dividends, either currently or in the future, or for the investment of such amounts on behalf of the Grantee.

10.10. Delivery of Stock Certificates.

After the exercise of an Option by a Grantee and the payment in full of the Option Price, such Grantee shall be entitled to the issuance of a certificate or certificates evidencing such Grantee’s ownership of the shares of Stock subject to such Option.

11. TRANSFERABILITY OF OPTIONS

11.1. General Rule.

Except as provided in Section 11.2 hereof, during the lifetime of a Grantee, only such Grantee (or, in the event of such Grantee’s legal incapacity or incompetency, such Grantee’s guardian or legal representative) may exercise an Option. Except as provided in Section 11.2 hereof, no Option shall be assignable or transferable by the Grantee to whom such Option is granted, other than by will or the laws of descent and distribution.

11.2. Family Transfers.

To the extent permitted by the Board and under such terms and conditions as may be imposed by the Board, a Grantee may transfer all or part of an Option that is not an Incentive Stock Option to (i) any Immediate Family Member, (ii) any trust in which Immediate Family Members have more than 50% of the beneficial interest, (iii) any foundation in which Immediate Family Members (or the Grantee) control the management of the assets or (iv) any other entity in which Immediate Family Members (or the Grantee) own more than 50% of the voting interests; provided that (a) there may be no consideration for any such transfer, and (b) subsequent transfers of transferred Options or transfers of an interest in a trust, foundation or other entity to which an Option has been transferred, except those transfers effectuated in accordance with this Section 11.2 or by will or the laws of descent and distribution, are prohibited. Following such transfer, any such Option shall continue to be subject to the same terms and conditions that were applicable to such Option immediately prior to such transfer, provided that, for purposes of this Section 11.2, the term “Grantee” shall be deemed to refer to the transferee of such Option. The events of termination of employment or other relationship referred to in Section 10.4 hereof shall continue to be applicable with respect to the original Grantee, following which events the applicable Option shall be exercisable by the transferee thereof only to the extent and for the periods specified in Section 10.4, 10.5 or 10.6 hereof.

12. RESTRICTED STOCK

12.1. Grant of Restricted Stock or Stock Units.

The Board from time to time may grant Restricted Stock or Stock Units to persons eligible to receive Grants under Section 6 hereof, subject to such restrictions, conditions and other terms as the Board may determine.

12.2. Restrictions.

At the time a Grant of Restricted Stock or Stock Units is made, the Board shall establish a period of time (the “Restricted Period”) applicable to such Restricted Stock or Stock Units. Each Grant of Restricted Stock or Stock Units may be subject to a different Restricted Period. At the time a Grant of Restricted Stock or Stock Units is made, the Board may, in its sole discretion, prescribe restrictions in addition to or other than the expiration of the Restricted Period, including the satisfaction of corporate or individual performance objectives, which may be applicable to all or any portion of the Restricted Stock or Stock Units. Subject to Section 15 hereof, the Board also may, in its sole discretion, shorten or terminate the Restricted Period or waive any other restrictions applicable to all or any portion of the Restricted Stock or Stock Units. Neither Restricted Stock nor Stock Units may be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the Restricted Period or prior to the satisfaction of any other restrictions prescribed by the Board with respect to such Restricted Stock or Stock Units.

12.3. Restricted Stock Certificates.

Promptly after the Grant Date, the Company shall issue, in the name of each Grantee to whom Restricted Stock has been granted, certificates representing the total number of shares of Restricted Stock granted to such Grantee. The Board may provide in an Award Agreement that either (i) the Secretary of the Company shall hold such certificates for the Grantee’s benefit until such time as the Restricted Stock is forfeited to the Company or the restrictions lapse, or (ii) such certificates shall be delivered to the Grantee, provided, however, that such certificates shall bear a legend or legends complying with the applicable securities laws and regulations and making appropriate reference to the restrictions imposed under the Plan and such Award Agreement.

12.4. Rights of Holders of Restricted Stock.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, holders of shares of Restricted Stock shall have the right to vote such shares of Restricted Stock and the right to receive any dividends declared or paid with respect to such shares of Restricted Stock. The Board may provide that any dividends paid on Restricted Stock must be reinvested in shares of Stock, which may or may not be subject to the same vesting conditions and restrictions which are applicable to such Restricted Stock. All distributions, if any, received by a Grantee with respect to Restricted Stock as a result of any stock split, stock dividend, combination of shares or other similar transaction shall be subject to the restrictions applicable to the original Grant.

12.5. Rights of Holders of Stock Units.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, holders of Stock Units shall have no rights as stockholders of the Company. The Board may provide in an Award Agreement evidencing a Grant of Stock Units that the holder of such Stock Units shall be entitled to receive, upon the Company’s payment of a cash dividend on its outstanding shares of Stock, a cash payment for each Stock Unit held equal to the per-share dividend paid on the shares of Stock. Such Award Agreement may also provide that such cash payment shall be deemed reinvested in additional Stock Units at a price per unit equal to the Fair Market Value of a share on the date that such dividend is paid.

12.6. Termination of Employment or Other Relationship for a Reason Other than Death or Disability.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, upon the termination of a Grantee’s employment or other relationship with the Company and its Subsidiaries, in either case other than, in the case of individuals, by reason of death or Disability, any Restricted Stock or Stock Units held by such Grantee that have not vested, or with respect to which all applicable restrictions and conditions have not lapsed, shall immediately be deemed forfeited. Upon forfeiture of such Restricted Stock or Stock Units, the Grantee shall have no further rights with respect to such Grant, including, without limitation, any right to vote such Restricted Stock or any right to receive dividends with respect to Restricted Stock or Stock Units. Whether a leave of absence or leave on military or government service shall constitute a termination of employment or other relationship for purposes of the Plan shall be determined by the Board, whose determination shall be final, binding and conclusive. For purposes of the Plan, a termination of employment, service or other relationship shall not be deemed to occur if the Grantee is immediately thereafter employed with the Company, a Subsidiary or a Service Provider, or is engaged as a Service Provider or an Outside Director. Whether a termination of a Grantee’s employment or other relationship with the Company and its Subsidiaries shall have occurred shall be determined by the Board, whose determination shall be final, binding and conclusive.

12.7. Rights in the Event of Death.

If a Grantee dies while employed by the Company, a Subsidiary or a Service Provider, or while serving as a Service Provider, all Restricted Stock or Stock Units granted to such Grantee shall fully vest on the date of death unless provided otherwise in the applicable Award Agreement relating to such Restricted Stock or Stock Units as approved by the Board. Upon such vesting, the shares of Stock represented thereby shall be deliverable in accordance with the terms of the Plan to the executors, administrators, legatees or distributees of the Grantee’s estate.

12.8. Rights in the Event of Disability.

Unless otherwise provided in the applicable Award Agreement as approved by the Board, if a Grantee’s employment or other relationship with the Company, a Subsidiary or a Service Provider, or service as a Service Provider, is terminated by reason of the Disability of such Grantee, such Grantee’s then unvested Restricted Stock or Stock Units shall be fully vested.

12.9. Delivery of Shares and Payment Therefor.

Upon the expiration or termination of the Restricted Period and the satisfaction of any other conditions prescribed by the Board, the restrictions applicable to Restricted Stock or Stock Units shall lapse, and, unless otherwise provided in the applicable Award Agreement relating to such Restricted Stock or Stock Units as approved by the Board, upon payment by the Grantee to the Company, in cash or by check, of the greater of (i) the aggregate par value of the shares of Stock represented by such Restricted Stock or Stock Units or (ii) the purchase price, if any, specified in such Award Agreement, a certificate for such shares shall be delivered, free of all such restrictions, to the Grantee or the Grantee’s beneficiary or estate, as the case may be.

13. STOCK APPRECIATION RIGHTS

13.1. Grant of Stock Appreciation Rights.

The Board may from time to time grant SARs to persons eligible to receive grants under Section 6 hereof, subject to the provisions of this Section 13 and to such restrictions, conditions and other terms as the Board may determine.

13.2. Nature of a Stock Appreciation Right.

An SAR shall confer on the Grantee a right to receive, upon exercise thereof, the excess of (x) the Fair Market Value of one share of Stock on the date of exercise over (y) the grant price of the SAR, as determined by the Board. Unless the Board provides otherwise in the Award Agreement, the grant price of an SAR shall not be less than the Fair Market Value of a share of Stock on the Grant Date.

13.3. Terms and Conditions Governing SARs.

The Board shall determine at the Grant Date or thereafter (i) the time or times at which and the circumstances under which an SAR may be exercised in whole or in part (including exercise based on achievement of performance objectives or future service requirements), (ii) the time or times at which and the circumstances under which an SAR shall cease to be exercisable, (iii) the method of exercise, (iv) the method of settlement, (v) the form of consideration payable in settlement, (vi) whether or not an SAR shall be in tandem or in combination with any other Grant, and (vii) any other terms and conditions of any SAR.

14. UNRESTRICTED STOCK

The Board may, in its sole discretion, grant Stock (or authorize the Company to sell Stock at par value or such other higher purchase price determined by the Board) free of restrictions other than those required under federal or state securities laws (“Unrestricted Stock”) to persons eligible to receive grants under Section 6 hereof. Unrestricted Stock may be granted or sold as described in the preceding sentence in respect of past services or other valid consideration, or in lieu of any cash compensation due to the Grantee thereof.

15. PERFORMANCE AND ANNUAL INCENTIVE AWARDS

15.1. Performance Conditions.

The right of a Grantee to exercise or receive a grant or settlement of a Grant, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Section 15.2 hereof in the case of a Performance Award or an Annual Incentive Award intended to qualify under Code section 162(m). If and to the extent required under Code section 162(m), any power or authority relating to a Performance Award or an Annual Incentive Award intended to qualify under Code section 162(m) shall be exercised by the Committee and not the Board.

15.2. Performance or Annual Incentive Awards Granted to Designated Covered Employees.

If and to the extent that the Committee determines that a Performance Award or an Annual Incentive Award to be granted to a Grantee who is designated by the Committee as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Code section 162(m), the grant, exercise and/or settlement of such Performance Award or Annual Incentive Award shall be contingent upon achievement of pre-established performance goals and other terms set forth in this Section 15.2. The performance goals for such Performance or Annual Incentive Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this

Section 15.2. Performance goals shall be objective and shall otherwise meet the requirements of Code section 162(m) and regulations thereunder, including the requirement that the level or levels of performance targeted by the Committee shall result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that such Performance or Annual Incentive Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance or Annual Incentive Awards. Performance goals may differ for Performance or Annual Incentive Awards granted to any one Grantee or to different Grantees.

One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries, business units or business lines of the Company (except with respect to the total stockholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance or Annual Incentive Awards: (i) total stockholder return; (ii) such total stockholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index; (iii) net income; (iv) pretax earnings; (v) earnings before interest expense, taxes, depreciation and amortization; (vi) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (vii) operating margin; (viii) earnings per share; (ix) return on equity; (x) return on capital; (xi) return on investment; (xii) operating earnings; (xiii) working capital; (xiv) revenue; (xv) financial ratios as provided in the Company’s credit agreements; (xvi) minimum cash and cash equivalents, whether restricted or unrestricted; and (xvii) cost savings in connection with acquisitions of other businesses or companies.

Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance or Annual Incentive Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code section 162(m). The Committee may establish a Performance Award or an Annual Incentive Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Performance or Annual Incentive Awards. Settlement of such Performance or Annual Incentive Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance or Annual Incentive Awards. The Committee shall specify the circumstances in which such Performance or Annual Incentive Awards shall be paid or forfeited in the event of termination of Service by the Grantee prior to the end of a performance period or settlement of Performance Awards.

15.3. Written Determinations.

All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards, and the amount of any Annual Incentive Award pool or potential individual Annual Incentive Awards and the amount of final Annual Incentive Awards, shall be made in writing in the case of any Award intended to qualify under Code section 162(m). To the extent required to comply with Code section 162(m), the Committee may delegate any responsibility relating to such Performance Awards or Annual Incentive Awards.

15.4. Status of Section 15.2 Awards Under Code Section 162(m).

It is the intent of the Company that Performance Awards and Annual Incentive Awards under Section 15.2 hereof which are granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Code section 162(m) and regulations thereunder. Accordingly, the terms of Section 15.2, including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Grantee will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a Person designated by the Committee, at the time of grant of a Performance Award or an Annual Incentive Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Award or Annual Incentive Award does not comply or is inconsistent with the requirements of Code section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements or regulations.

16. PARACHUTE LIMITATIONS

If the Grantee is a “disqualified individual” (as defined in Code section 280G(c)), any Grant and any other right to receive any payment or benefit under the Plan shall not vest or become exercisable (i) to the extent that the right to vest or any other right to any payment or benefit, taking into account all other rights, payments or benefits to or for the Grantee, would cause any payment or benefit to the Grantee under the Plan to be considered a “parachute payment” within the meaning of Code section 280G(b)(2) as then in effect (a “Parachute Payment”) and (ii) if, as a result of receiving a Parachute Payment, the aggregate after-tax amounts received by the Grantee from the Company under any Award Agreements, the Plan and all other rights, payments or benefits to or for the Grantee would be less than the maximum after-tax amount that could be received by the Grantee without causing the payment or benefit to be considered a Parachute Payment. In the event that, but for the provisions of this Section 16, the Grantee would be considered to have received a Parachute Payment under any Award Agreements that would have the effect of decreasing the after-tax amount received by the Grantee as described in clause (ii) of the preceding sentence, then the Grantee shall have the right, in the Grantee’s sole discretion, to designate any rights, payments or benefits under any Award Agreements, the Plan, any other agreements and any benefit arrangements to be reduced or eliminated so as to avoid having the payment or benefit to the Grantee under any Award Agreements be deemed to be a Parachute Payment.

17. TERMINATION FOR CAUSE

If a Grantee’s employment with the Company or an Affiliate is terminated for Cause (as defined in this Section 17), all vested and unvested Options and SARs held by the Grantee shall terminate immediately. In addition, upon a termination for Cause, the Grantee shall forfeit to the Company an amount equal to the aggregate gain the Grantee recognized pursuant to the vesting or exercise of Grants during the twelve (12) month period preceding the Grantee’s termination of employment (the “Look-back Period”). For this purpose, the aggregate gain recognized by the Grantee shall be equal to the sum of the following: (i) the aggregate spread value of all Options and SARs exercised by the Grantee (including Options and SARs exercised by a family member or family trust) during the Look-back Period, in which the spread value is the difference between the Fair Market Value of the Stock on the date of the Option or SAR exercise and the Option Price or SAR exercise price; (ii) the aggregate value of all shares of Restricted Stock owned by the Grantee that vested during the Look-back Period, minus the purchase price, if any, of such shares of Restricted Stock; and (iii) the aggregate value of all shares of Stock or cash delivered to the Grantee pursuant to Grants of Stock Units or Unrestricted Stock during the Look-back Period. “Cause” means, as determined by the Board and unless otherwise provided in an applicable employment agreement between the Grantee and the Company or an Affiliate (whether or not such employment agreement is effective before the Effective Date), (a) the Grantee’s gross negligence or willful misconduct in connection with the performance of the Grantee’s duties, (b) the Grantee’s conviction of a criminal offense (other than minor traffic offenses) or (c) the Grantee’s material breach of any term of any employment, consulting or other services, confidentiality, intellectual property or non-competition agreement between the Grantee and the Company or an Affiliate. Any amount required to be paid by the Grantee to the Company pursuant to this Section 17 shall be reduced by any amount repaid by the Grantee to the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002.

18. REQUIREMENTS OF LAW

18.1. General.

The Company shall not be required to sell or issue any shares of Stock under any Grant if the sale or issuance of such shares of Stock would constitute a violation by the Grantee, any other Person exercising a right emanating from such Grant, or the Company of any provision of any law or regulation of any governmental authority, including, without limitation, any federal or state securities laws or regulations. If at any time the Board shall determine, in its sole discretion, that the listing, registration or qualification of any shares of Stock subject to a Grant on The NASDAQ Stock Market, Inc. or any securities exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares of Stock hereunder, no shares of Stock may be issued or sold to the Grantee or any other Person exercising a right emanating from such Grant unless such listing, registration, qualification, consent or approval shall have been effectuated or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way affect the date of termination of the Grant. Without limiting the generality of the foregoing, upon the exercise of any Option or any SAR that may be settled in shares of Stock or the delivery of any Restricted Stock or shares of Stock underlying Stock Units, unless a registration statement under the Securities Act is in effect with respect to the shares of Stock covered by such Grant, the Company shall not be required to sell or issue such shares of Stock unless the Board has received evidence satisfactory to it that the Grantee or any other Person exercising a right emanating from such Grant may acquire such shares of Stock pursuant to an exemption from registration under the Securities Act. Any such determination by the Board shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or an SAR or the issuance of shares of Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes the requirement that an Option (or SAR that may be settled in shares of Stock) shall not be exercisable until the shares of Stock covered by such Option (or SAR) are registered or are exempt from registration, the exercise of such Option (or SAR) under circumstances in which the laws of such jurisdiction apply shall be deemed conditioned upon the effectiveness of such registration or the availability of such an exemption.

18.2. Rule 16b-3.

During any time when the Company has a class of equity security registered under Section 12 of the Exchange Act, it is the intent of the Company that Grants pursuant to the Plan and the exercise of Options and SARs granted hereunder shall qualify for the exemption provided by Rule 16b-3 under the Exchange Act. To the extent that any provision of the Plan or action by the Board does not comply with the requirements of Rule 16b-3, such provision or action shall be deemed inoperative to the extent permitted by law and deemed advisable by the Board, and shall not affect the validity of the Plan. In the event that Rule 16b-3 is revised or replaced, the Board may exercise its discretion to modify the Plan in any respect necessary to satisfy the requirements of, or to take advantage of any features of, the revised exemption or its replacement. Those provisions of the Plan that make express reference to Rule 16b-3 under the Exchange Act shall apply only to Reporting Persons of the Company.

19. AMENDMENT AND TERMINATION OF THE PLAN

The Board may amend, suspend or terminate the Plan as to any shares of Stock as to which Grants have not been awarded. Except as permitted under Section 20 hereof, no amendment, suspension or termination of the Plan shall alter or impair any rights or obligations under any Grant previously awarded under the Plan. However, with the consent of the Grantee, the Board may amend any outstanding Award Agreement in a manner not inconsistent with the Plan. Amendments to the Plan not requiring stockholder approval shall become effective when the Board adopts such amendments. Unless otherwise determined by the Board, amendments requiring stockholder approval shall become effective when the Board adopts such amendments, but no Incentive Stock Option issued after the date of any such amendment may be exercised (unless the Option could have been exercised without regard to the amendment) unless and until such amendment shall have been approved by the Company’s stockholders. If such stockholder approval is not obtained within one year after the Board’s adoption of such amendment, any Incentive Stock Option granted on or after the date of such amendment shall be canceled to the extent that such amendment to the Plan was required to enable the Company to grant such Incentive Stock Option.

20. EFFECT OF CHANGES IN CAPITALIZATION

20.1. Capitalization Change.

Subject to Section 20.2 hereof, if there is a Capitalization Change, (i) a proportionate adjustment shall be made in the number and kind of shares which may be delivered under Section 4 hereof and in the Grant limits under Section 4 hereof and (ii) such adjustment shall be made in the number and kind of and price of shares subject to outstanding Grants as may be determined to be appropriate and equitable by the Board, in its sole discretion, to prevent dilution or enlargement of existing rights. Without limiting the generality of the foregoing, the Company shall adjust the number of shares of Stock subject to outstanding Grants and shall use its reasonable efforts otherwise to adjust such outstanding Grants so that the proportionate interest of the holder of such Grants immediately after a Capitalization Change shall be substantially the same as immediately before such Capitalization Change. Any adjustment in outstanding Grants shall not change the aggregate exercise price, if any, payable with respect to shares subject to the unexercised portion of such Grants, but shall include a proportionate adjustment in the exercise price per share of such Grants. In making adjustments under this Section 20.1, the Company shall follow the rules of Code section 424(a) and the regulations under that section (whether or not any Option is an Incentive Stock Option).

20.2. Reorganizations in Which the Company is the Surviving Corporation not Involving a Change of Ownership.

If the Company is the surviving corporation in any reorganization, merger or consolidation that is not a Corporate Transaction, any Option or SAR granted under the Plan shall apply to the securities that a holder of the number of shares of Stock subject to such Option or SAR would have been entitled to receive immediately following the transaction if the Grantee had exercised such Option or SAR in full immediately before the transaction, with an adjustment of the Option Price of such Option or exercise price per share of such SAR so that the aggregate exercise price of such Option or SAR shall not change. In making adjustments under this Section 20, the Company shall follow the rules of Code section 424(a) and the regulations under that section (whether or not the Option is an Incentive Stock Option). In the event of a transaction described in this Section 20.2, Stock Units shall be adjusted so as to apply to the securities that a holder of the number of shares of Stock subject to the Stock Units would have been entitled to receive immediately following such transaction.

20.3. Reorganization in Which the Company is not the Surviving Corporation or Involving a Change of Ownership; Sale of Assets or Stock.

Upon the occurrence of any Corporate Transaction, the Plan and all outstanding Options and SARs shall terminate, unless the Company or its Successor agrees in writing in connection with the Corporate Transaction to continue the Plan and/or to assume the Options and SARs or to substitute new Options and SARs covering the capital stock of a Successor and to make appropriate equitable adjustments in the number and kind of shares covered by the Options and SARs and the exercise prices of the Options and SARs, in which event the Plan, Options and SARs shall continue on such basis. If the Options, SARs and the Plan are terminated under this Section 20: (i) the vesting of all outstanding Options and SARs shall be accelerated as if each individual holding an outstanding Option or SAR had been employed or provided services for an additional twelve (12) months at the time of such termination; and (ii) each individual holding an outstanding Option or SAR shall be entitled to exercise such Option or SAR, to the extent such Option or SAR is vested, for at least 30 days before the Option or SAR terminates, except that the Board may impose reasonable limitations on a Grantee’s right to exercise an unvested Option or SAR to the extent necessary to avoid the penalty tax that Code section 4999 imposes on excess parachute payments. The Board may provide for additional accelerated vesting in the event of a termination under this Section 20 in an Award Agreement or an applicable employment agreement between the Grantee and the Company or an Affiliate (whether or not such employment agreement is effective before the Effective Date). The Board shall send written notice of a Corporate Transaction that will result in such a termination to all individuals who hold Options or SARs not later than the time when the Company mails notice of the proposed transaction to its stockholders. Unvested shares of Restricted Stock and unvested Stock Units shall not become vested or forfeited in the case of a Corporate Transaction unless otherwise provided in the Award Agreement with respect to such shares of Restricted Stock or Stock Units or in an applicable employment agreement between the Grantee and the Company or an Affiliate (whether or not such employment agreement is effective before the Effective Date). The treatment of Performance and Annual Incentive Awards in the case of a Corporate Transaction shall be set forth in the applicable Award Agreement.

20.4. Adjustments.

The Board shall make the adjustments to the Stock or securities under this Section 20, and the Board’s reasonable determination in that respect shall be final, binding and conclusive. Neither the Company nor any Successor shall be required to issue any fractional shares of Stock or units of other securities, and any fractions resulting from any adjustment shall be eliminated in each case by rounding upward to the nearest whole share or unit (except that such rounding shall be downward in the case of an Incentive Stock Option).

20.5. No Limitations on Company.

The awarding of Grants pursuant to the Plan shall not affect or limit in any way the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of the Company’s capital or business structure or to merge, consolidate, dissolve or liquidate, or to sell or transfer all or any part of the Company’s business or assets, without the consent of any Grantee.

21. DISCLAIMER OF RIGHTS

No provision in the Plan or in any Grant or Award Agreement shall be construed to confer upon any individual the right to remain in the employ or service of the Company or any Affiliate thereof, or to interfere in any way with any contractual or other right or authority of the Company, a Subsidiary or a Service Provider either to increase or decrease the compensation or other payments to any Grantee at any time, or to terminate any employment or other relationship between any Grantee and the Company or any Affiliate thereof. In addition, notwithstanding anything contained in the Plan to the contrary, unless otherwise stated in the applicable Award Agreement or employment agreement, no Grant awarded under the Plan shall be affected by any change of duties or position of the Grantee, so long as such Grantee continues to be a director, officer, consultant or employee of the Company or a Subsidiary. The obligation of the Company to pay any benefits pursuant to the Plan shall be interpreted as a contractual obligation to pay only those amounts described herein, in the manner and under the conditions prescribed herein. The Plan shall in no way be interpreted to require the Company to transfer any amounts to a third-party trustee or otherwise hold any amounts in trust or escrow for payment to any participant or beneficiary under the terms of the Plan. No Grantee shall have any of the rights of a stockholder with respect to the shares of Stock subject to an Option or SAR except to the extent such shares of Stock shall have been issued upon the exercise of such Option or SAR.

22. NONEXCLUSIVITY OF THE PLAN

Neither the adoption of the Plan nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or particular individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of Stock options otherwise than under the Plan.

23. WITHHOLDING TAXES

The Company or a Subsidiary, as the case may be, shall have the right to deduct from payments of any kind otherwise due to a Grantee any federal, state or local taxes of any kind required by law to be withheld with respect to the vesting of or other lapse of restrictions applicable to Restricted Stock or Stock Units or upon the exercise of an Option or SAR or the grant of Unrestricted Stock. At the time of such vesting, lapse or exercise, the Grantee shall pay to the Company or such Subsidiary, as the case may be, any amount that the Company or such Subsidiary may reasonably determine to be necessary to satisfy such withholding obligation. Subject to the prior approval of the Company or such Subsidiary, which may be withheld by the Company or such Subsidiary, as the case may be, in its sole discretion, the Grantee may elect to satisfy such obligations, in whole or in part, (i) by causing the Company or such Subsidiary to withhold shares of Stock otherwise issuable to the Grantee or (ii) by delivering to the Company or such Subsidiary shares of Stock already owned by the Grantee. The shares of Stock so delivered or withheld shall have an aggregate Fair Market Value equal to such withholding obligations. The Fair Market Value of the shares of Stock used to satisfy such withholding obligation shall be determined as of the date that the amount of tax to be withheld is to be determined. A Grantee who has made an election pursuant to this Section 23 may satisfy such Grantee’s withholding obligation only with shares of Stock that are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirement.

24. CAPTIONS

The use of captions in the Plan or any Award Agreement is for convenience of reference only and shall not affect the meaning of any provision of the Plan or such Award Agreement.

25. OTHER PROVISIONS

Each Grant awarded under the Plan may contain such other terms and conditions not inconsistent with the Plan as may be determined by the Board, in its sole discretion.

26. NUMBER AND GENDER

With respect to words used in this Plan, the singular form shall include the plural form and, the masculine gender shall include the feminine gender, as the context requires.

27. SEVERABILITY

If any provision of the Plan or any Award Agreement shall be finally determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction.

28. GOVERNING LAW

The validity and construction of the Plan and the instruments evidencing the Grants awarded hereunder shall be governed by the laws of the State of Delaware (without giving effect to the choice of law provisions thereof).

*    *    *    *

The Plan was duly adopted and approved by the Board of Directors of the Company as of October 29, 2002. The Plan was amended and restated effective October 28, 2003.

The Plan, as amended and restated effective October 28, 2003, was duly approved by the stockholders of the Company effective December 18, 2003.

The Plan, as further amended, was duly adopted and approved by the Board of Directors of the Company effective             , 2004 and was duly approved by the stockholders of the Company effective             , 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 15. Indemnification of Directors and Officers

Delaware General Corporation Law.  The Registrant is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”). Section 145(a) of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law states that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the Delaware Court of Chancery or such other court shall deem proper.

Section 145(c) of the Delaware General Corporation Law provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, the person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection therewith.

Section 145(d) of the Delaware General Corporation Law states that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145(f) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of Section 145.

Section 145(j) of the Delaware General Corporation Law states that the indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Certificate of Incorporation.  The Registrant’s restated certificate of incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

Bylaws.  The Registrant’s amended and restated bylaws provide for the indemnification of the officers and directors of the Registrant to the fullest extent permitted by the Delaware General Corporation Law. The Registrant’s amended and restated bylaws provide that the Registrant shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or as it may be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Registrant or, while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person. The Registrant’s amended and restated bylaws provide that the Registrant shall indemnify any such person in connection with a proceeding commenced by such person only if the commencement of such proceeding was authorized by the board of directors of the Registrant, except for the commencement of an action by such person to recover the unpaid amount of a claim for indemnification or advancement of expenses that is not paid in full within thirty (30) days after receipt by the Registrant.

Insurance.  The Registrant maintains directors and officers liability insurance, which covers directors and officers of the Registrant against certain claims or liabilities arising out of the performance of their duties.

Item 21.  Exhibits and Financial Statement Schedules

(a)	The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Inc., Boatramp Co., Florida Digital Network, Inc. and the Principal Stockholders of Florida Digital Network, Inc. Included as Appendix A to the Proxy Statement/Prospectus that is part of this Registration Statement.

3.1	Restated Certificate of Incorporation of ITC^DeltaCom, Inc. Filed as Exhibit 3.1 to Registration Statement on Form S-3 of ITC^DeltaCom, Inc., as amended (File No. 333-101537), and incorporated herein by reference.

3.2	Amended and Restated Bylaws of ITC^DeltaCom, Inc. Filed as Exhibit 3.1 to Current Report on Form 8-K of ITC^DeltaCom, Inc., filed on October 21, 2003 and incorporated herein by reference.

4.1	Specimen representing the Common Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4 to Registration Statement on Form 8-A, dated October 29, 2002, of ITC^DeltaCom, Inc. and incorporated herein by reference.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

***8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

***8.2	Opinion of Edwards & Angell, LLP as to certain tax matters.

10.1	Voting Agreement, dated as of September 8, 2004, among Florida Digital Network, Inc., WCAS Capital Partners III, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P. and, for the purposes specified therein, ITC^DeltaCom, Inc. Filed as Exhibit 10.1 to Current Report on Form 8-K/A, dated September 10, 2004 (the “Form 8-K/A”), and incorporated herein by reference.

*23.1.1	Consent of BDO Seidman, LLP regarding the financial statements of ITC^DeltaCom, Inc.

****23.1.2	Consent of Arthur Andersen LLP regarding the financial statements of ITC^DeltaCom, Inc.

*23.1.3	Consent of KPMG LLP regarding the 2003 and 2002 consolidated financial statements of Florida Digital Network, Inc.

*23.1.4	Consent of Ernst & Young LLP regarding the 2001 consolidated financial statements of Florida Digital Network, Inc.

*23.1.5	Consent of Ernst & Young LLP regarding the consolidated financial statements of NT Corporation.

**23.2	Consent of Hogan & Hartson L.L.P.

**23.3	Consent of Edwards & Angell, LLP.

**24.1	Power of Attorney.

99.1	Form of Governance Agreement among ITC^DeltaCom, Inc. and the Securityholders of ITC^DeltaCom, Inc. named therein (as proposed to become effective as described in this Registration Statement). Filed as Exhibit 99.1 to the Form 8-K/A and incorporated herein by reference.

99.2	Form of Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan (as proposed to become effective as described in this Registration Statement). Included as Appendix D to the Proxy Statement/Prospectus that is part of this Registration Statement.

99.3	Form of Registration Rights Agreement among ITC^DeltaCom, Inc. and each Person listed on the signature pages thereof under the heading “FD Stockholders” (as proposed to become effective as described in this Registration Statement). Filed as Exhibit 99.2 to the Form 8-K/A and incorporated herein by reference.

Exhibit No.	Exhibit Description

**99.4	Consent of Peter H. O. Claudy.

**99.5	Consent of Neil N. Sheth.

**99.6	Consent of John T. Siegel.

*99.7	Consent of Thomas E. Darden.

***99.8	Consent of Miller Buckfire Lewis Ying & Co., LLC.

*99.9	Form of proxy of ITC^DeltaCom, Inc. common stock.

*	Filed herewith

**	Previously filed.

***	To be filed by amendment

****	The consent of Arthur Andersen LLP, the former independent public accountants of ITC^DeltaCom, Inc., to the incorporation by reference in this registration statement of the consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2001 could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended. The absence of such a consent may limit recovery on certain claims by purchasers of the securities registered. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements audited by Arthur Andersen incorporated by reference in this Registration Statement. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, Inc., may be limited as a practical matter due to the events involving Arthur Andersen.

Item 22.  Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of West Point, State of Georgia, on November 4, 2004.

ITC^DELTACOM, INC.

By:	/s/ LARRY F. WILLIAMS
Larry F. Williams Chairman and Chief Executive Officer (Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed as of November 4, 2004 by the following persons in the capacities and on the date indicated.

Signature	Title

/S/ LARRY F. WILLIAMS Larry F. Williams	Chairman and Chief Executive Officer (Principal Executive Officer)

/S/ DOUGLAS A. SHUMATE Douglas A. Shumate	Senior Vice President-Chief Financial Officer (Principal Financial Officer)

/S/ SARA L. PLUNKETT Sara L. Plunkett	Vice President-Finance (Principal Accounting Officer)

/S/ JOHN ALMEIDA, JR.* John Almeida, Jr.	Director

/S/ DONALD W. BURTON* Donald W. Burton	Director

/S/ JOHN J. DELUCCA* John J. DeLucca	Director

/S/ ANTHONY J. DE NICOLA* Anthony J. de Nicola	Director

Signature	Title

/S/ CAMPBELL B. LANIER, III* Campbell B. Lanier, III	Director

/S/ R. GERALD MCCARLEY* R. Gerald McCarley	Director

/S/ THOMAS E. MCINERNEY* Thomas E. McInerney	Director

/S/ SANJAY SWANI* Sanjay Swani	Director

/S/ ROBERT C. TAYLOR, JR.* Robert C. Taylor, Jr.	Director

*By:	/S/ LARRY F. WILLIAMS
(Attorney-in-fact)

EXHIBIT INDEX

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of September 8, 2004, among ITC^DeltaCom, Inc., Boatramp Co., Florida Digital Network, Inc. and the Principal Stockholders of Florida Digital Network, Inc. Included as Appendix A to the Proxy Statement/Prospectus that is part of this Registration Statement.

3.1	Restated Certificate of Incorporation of ITC^DeltaCom, Inc. Filed as Exhibit 3.1 to Registration Statement on Form S-3 of ITC^DeltaCom, Inc., as amended (File No. 333-101537), and incorporated herein by reference.

3.2	Amended and Restated Bylaws of ITC^DeltaCom, Inc. Filed as Exhibit 3.1 to Current Report on Form 8-K of ITC^DeltaCom, Inc., filed on October 21, 2003 and incorporated herein by reference.

4.1	Specimen representing the Common Stock of ITC^DeltaCom, Inc. Filed as Exhibit 4 to Registration Statement on Form 8-A, dated October 29, 2002, of ITC^DeltaCom, Inc. and incorporated herein by reference.

***5.1	Opinion of Hogan & Hartson L.L.P. regarding the validity of the securities registered.

***8.1	Opinion of Hogan & Hartson L.L.P. as to certain tax matters.

***8.2	Opinion of Edwards & Angell, LLP as to certain tax matters.

10.1	Voting Agreement, dated as of September 8, 2004, among Florida Digital Network, Inc., WCAS Capital Partners III, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P. and, for the purposes specified therein, ITC^DeltaCom, Inc. Filed as Exhibit 10.1 to Current Report on Form 8-K/A, dated September 10, 2004 (the “Form 8-K/A”), and incorporated herein by reference.

*23.1.1	Consent of BDO Seidman, LLP regarding the financial statements of ITC^DeltaCom, Inc.

****23.1.2	Consent of Arthur Andersen LLP regarding the financial statements of ITC^DeltaCom, Inc.

*23.1.3	Consent of KPMG LLP regarding the 2003 and 2002 consolidated financial statements of Florida Digital Network, Inc.

*23.1.4	Consent of Ernst & Young LLP regarding the 2001 consolidated financial statements of Florida Digital Network, Inc.

*23.1.5	Consent of Ernst & Young LLP regarding the consolidated financial statements of NT Corporation.

**23.2	Consent of Hogan & Hartson L.L.P.

**23.3	Consent of Edwards & Angell, LLP.

**24.1	Power of Attorney.

99.1	Form of Governance Agreement among ITC^DeltaCom, Inc. and the Securityholders of ITC^DeltaCom, Inc. named therein (as proposed to become effective as described in this Registration Statement). Filed as Exhibit 99.1 to the Form 8-K/A and incorporated herein by reference.

99.2	Form of Amended and Restated ITC^DeltaCom, Inc. Stock Incentive Plan (as proposed to become effective as described in this Registration Statement). Included as Appendix D to the Proxy Statement/Prospectus that is part of this Registration Statement.

99.3	Form of Registration Rights Agreement among ITC^DeltaCom, Inc. and each Person listed on the signature pages thereof under the heading “FD Stockholders” (as proposed to become effective as described in this Registration Statement). Filed as Exhibit 99.2 to the Form 8-K/A and incorporated herein by reference.

**99.4	Consent of Peter H. O. Claudy.

**99.5	Consent of Neil N. Sheth.

**99.6	Consent of John T. Siegel.

*99.7	Consent of Thomas E. Darden.

***99.8	Consent of Miller Buckfire Lewis Ying & Co., LLC.

*99.9	Form of proxy for ITC^DeltaCom, Inc. common stock.

*	Filed herewith
**	Previously filed.
***	To be filed by amendment
****	The consent of Arthur Andersen LLP, the former independent public accountants of ITC^DeltaCom, Inc., to the incorporation by reference in this registration statement of the consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2001 could not be obtained after reasonable efforts and, accordingly, is being omitted pursuant to Rule 437a promulgated under the Securities Act of 1933, as amended. The absence of such a consent may limit recovery on certain claims by purchasers of the securities registered. For example, purchasers will not be able to assert claims against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained, or any omissions to state a material fact required to be stated, in the financial statements audited by Arthur Andersen incorporated by reference in this Registration Statement. In addition, the ability of Arthur Andersen to satisfy any claims, including claims arising from Arthur Andersen’s provision of auditing and other services to ITC^DeltaCom, Inc., may be limited as a practical matter due to the events involving Arthur Andersen.